5/4

04024763

## 82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME H Lundbeck

*CURRENT ADDRESS

PROCESSED
MAY 04 2004
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4973 FISCAL YEAR 12-31-03

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dly

DAT : 5/4/04

AR/S
12-31-03

WHO estimates that depression will become the second largest cause of the global health burden by 2020

Annual Report 2003

Lundbeck

# Contents

A process of change ..... 3
Supervisory Board and Executive Management ..... 4
Financial performance in 2003 ..... 6
Important events in 2003 ..... 10
Drugs in clinical development ..... 14
Launched drugs ..... 15
Alzheimer's disease ..... 16
Depression and anxiety ..... 20
Parkinson's disease ..... 24
Schizophrenia ..... 27
Sleep disorders ..... 31
Know-how and competencies ..... 36
Environmental factors ..... 40
Summary for the Group 1994-2003 ..... 44
Financial review ..... 46
Accounting policies ..... 58
Income statement ..... 67
Balance sheet at 31 December 2003 ..... 68
Equity at 31 December 2003 ..... 70
Cash flow statement ..... 73
Management statement ..... 74
Auditors' report ..... 75
Notes ..... 76
Shareholder information ..... 104
Lundbeck worldwide ..... 110

# A process of change

This is a time of change for Lundbeck – both inside the company and in the world around us.

We are changing our structures and procedures. We are adapting our strategies and optimising our resources. The management team has also undergone changes – and I was one of the persons who assumed new responsibilities in 2003.

Lundbeck is currently in a transitional phase. We are in the process of launching two new drugs – Cipralex® for the treatment of depression and Ebixa® for the treatment of Alzheimer's disease. Furthermore, Cipramil®, which catapulted Lundbeck into the 21st century, is experiencing fierce competition from generic drugs.

Both Cipralex® and Ebixa® are valuable drugs that offer patients advantages. They represent substantial, multi-year growth potential.

Our long-term progress is based on our research and development. Lundbeck has another drug in registration and two valuable candidates in late phase III that were recently embraced by major international pharmaceutical companies.

The world around us is also on the move. The public and the media demand transparency, responsibility and dialogue from the pharmaceutical industry. Corporate governance, social responsibility and communication are not merely transitory management concepts – they have become part of ordinary business life.



Health economics is a major issue, and one that challenges our ability to communicate the value of new drugs.

First and foremost, mental illness has a serious impact on human lives. But it also involves a large economic and social burden. Lundbeck's products can reduce both the human and the social costs involved in mental illness.

Finally, I wish to thank Lundbeck's employees. You have made invaluable contributions – and will do so again. All the energy of Lundbeck's thousands of employees goes into improving the treatment options for psychiatric and neurological disorders.

This is more than just our bread and butter. Owing to our excellent drugs, we are able to make a difference to patients' quality of life as well as to society at large.

Claus Bræstrup
President and CEO

# Supervisory Board



Flemming Lindeløv



Lars Bruhn



Peter Kürstein



Mats Pettersson



Jes Østergaard



Jan Gottliebsen



Birgit Bundgaard Rosenmeier



Torben Skarsfeldt

**Flemming Lindeløv**, Chairman
Born 20 August 1948
CEO, Royal Scandinavia A/S
Elected at the 1998 Annual General Meeting
Directorships:
Royal Copenhagen A/S (Chairman)
Royal Scandinavia Retail A/S (Chairman)
Orrefors Kosta Boda AB (Chairman)
Holmegaard A/S (Chairman)
Royal Copenhagen Japan (Chairman)
Georg Jensen A/S (Vice-Chairman)
Executive Committee of the Confederation of Danish Industries

**Lars Bruhn**
Born 20 November 1949
President and CEO, BRUHN Group
Elected at the 1995 Annual General Meeting
Directorships:
IVS A/S (Chairman)
BRUHN NewTech A/S (Chairman)
DIEU A/S (Chairman)
Danish Venture Capital Association (Chairman)
Dagbladet Børsen A/S
BRUHN Holding ApS
Kapow Technologies A/S
EDB Gruppen A/S
Ascio Technologies Inc.
Danish IT Industry Association

**Peter Kürstein**
Born 28 January 1956
Executive Vice President, Radiometer A/S
Elected at the 2001 Annual General Meeting
Directorships:
Foss A/S
Radiometer Medical A/S
Harvard Business School Club in Denmark
Danish American Business Forum (Vice-Chairman)

**Mats Pettersson**
Born 7 November 1945
CEO, Biovitrum AB
Elected at the 2003 Annual General Meeting
Directorships:
Biacore International AB

**Jes Østergaard**
Born 5 March 1948
President and CEO, DakoCytomation A/S
Elected at the 2003 Annual General Meeting
Directorships:
Lundbeck Foundation
LFI A/S

**Jan Gottliebsen**
Born 27 January 1956
Team leader
Elected by the employees in 1986

**Birgit Bundgaard Rosenmeier**
Born 12 August 1952
Head of Department
Elected by the employees in 1993

**Torben Skarsfeldt**
Born 19 May 1950
Project Director
Elected by the employees in 1990

# Executive Management



Claus Bræstrup



Lars Bang



Ole Chrintz



Hans Henrik Munch-Jensen



Stig Løkke Pedersen

**Claus Bræstrup**
Born 18 January 1945
President & CEO
Directorships:
BRIC (Chairman)
Combio A/S
Hormos Medical Corp.

**Lars Bang**
Born 31 July 1962
Executive Vice President, Supply Operations, Engineering & IT
Directorships:
Fertin Pharma A/S

**Ole Chrintz**
Born 2 December 1958
Executive Vice President, Operations Europe and Strategic Marketing

**Hans Henrik Munch-Jensen**
Born 15 April 1960
Executive Vice President, Corporate Finance
Directorships:
European Federation of Pharmaceutical Industries and Associations

**Stig Løkke Pedersen**
Born 17 July 1961
Executive Vice President, Operations RoW & Corporate Affairs
Directorships:
Nuevolution A/S (Chairman)

On 25 November 2003, Sven Dyrløv Madsen, Deputy Chairman of the Company's Supervisory Board, died following a short period of illness. Sven Dyrløv Madsen was elected to Lundbeck's Supervisory Board in 1993, and his many directorships included the chairmanship of the Lundbeck Foundation.



# Financial performance in 2003

Group financial highlights 1999-2003

| | 1999 DKKm | 2000 DKKm | 2001 DKKm | 2002 DKKm | 2003 DKKm | 2003 EURm* |
|---|---|---|---|---|---|---|
| Revenue | 3,991 | 5,623 | 7,656 | 9,488 | 9,941 | 1,335 |
| Research and development costs | 824 | 1,416 | 1,541 | 1,573 | 1,933 | 260 |
| Profit from operations | 664 | 1,004 | 1,826 | 2,361 | 2,132 | 286 |
| Net financials | 239 | 386 | 79 | (286) | (76) | (10) |
| Net profit for the year | 655 | 985 | 1,311 | 1,269 | 1,377 | 185 |
| Total assets | 4,639 | 6,783 | 7,966 | 9,269 | 11,055 | 1,485 |
| Equity | 2,911 | 3,757 | 4,742 | 5,821 | 6,914 | 929 |
| *Cash flows from operating and investing activities* | 375 | 170 | (341) | 107 | 421 | 57 |
| Capital investments, gross | 335 | 714 | 975 | 784 | 962 | 129 |
| | % | % | % | % | % | |
| Net profit ratio | 16.6 | 17.9 | 23.9 | 24.9 | 21.4 | |
| Return on assets | 42.2 | 43.0 | 47.8 | 48.1 | 36.9 | |
| Return on equity | 28.1 | 29.5 | 30.9 | 24.1 | 21.6 | |
| Solvency ratio | 62.8 | 55.4 | 59.5 | 62.8 | 62.5 | |
| | DKK | DKK | DKK | DKK | DKK | EUR* |
| Earnings per share (EPS)** | 2.88 | 4.22 | 5.62 | 5.44 | 5.89 | 0.79 |
| Dividend per share** | 0.56 | 0.85 | 1.14 | 1.14 | 1.77 | 0.24 |
| Cash flow per share** | 3.67 | 4.94 | 7.30 | 5.54 | 8.13 | 1.09 |
| Net asset value per share** | 12.49 | 16.12 | 20.34 | 24.90 | 29.58 | 3.97 |
| Average number of employees | 2,653 | 3,002 | 3,560 | 4,534 | 5,223 | |

*) Translated at the current EUR rate at 31 December 2003 (rate 744.46)

**) Calculation based on a share denomination of DKK 5

| | 1999 DKKm | 2000 DKKm | 2001 DKKm | 2002 DKKm | 2003 DKKm | Growth 02-03 |
|---|---|---|---|---|---|---|
| Cipramil® | 2,572 | 3,455 | 4,539 | 5,187 | 4,340 | -16% |
| Cipralex® | - | - | - | 78 | 645 | 729% |
| Ebixa® | - | - | - | 29 | 286 | 893% |
| Celexa™ | 511 | 1,152 | 1,657 | 2,378 | 1,725 | -27% |
| Lexapro™ | - | - | 259 | 777 | 1,928 | 148% |
| Other products | 908 | 1,016 | 1,201 | 1,040 | 1,017 | -2% |
| **Total** | **3,991** | **5,623** | **7,655** | **9,488** | **9,941** | **5%** |

## "It is management's intention that the shareholders should benefit from the company's strong financial position"

Lundbeck experienced a turbulent and challenging year in 2003.

For the first time since being listed in 1999, Lundbeck failed to meet its financial forecasts. The forecast for 2003 was communicated to the capital markets in connection with the presentation of the annual report for 2002 on 10 March 2003.

Management forecast an increase in revenue of approx. 10% and a rise in profit from operations of about 12% relative to 2002. Management reiterated its forecasts at the presentation of the subsequent interim financial reports on 6 May and 19 August 2003.

On 4 November, the new Executive Management, headed by Claus Bræstrup, lowered the company's revenue forecasts from an increase of approx. 10% over 2002 to an increase of approx. 5% relative to 2002.

The failure to reach the financial targets was caused by a combination of delayed launches of Cipralex® in several European countries, lower than forecast sales of Cipralex® in a few countries and lower than estimated sales of citalopram to Forest Labs, Lundbeck's business partner in the USA.

A provision of DKK 300 million was made in connection with the profit warning. The provision covers severance pay in connection with the staff reductions carried out in the autumn of 2003, which led to the dismissal of about 170 employees, as well as costs of restructuring and closing down the company's regional sales and administration offices. Finally, an amount was allocated to cover the company's defence of its intellectual property rights.

Including the DKK 300 million provision, management lowered its profit from operations forecast to a decline of approx. 10% relative to 2002. Profit before tax declined by 1% to DKK 2,053 million and profit after tax and minority interests rose by 8% to DKK 1,377 million. Earnings per share increased by 8% to DKK 5.89 per share from DKK 5.44 in 2002.

Lundbeck generated revenue of DKK 9,941 million in 2003, a 5% increase over the previous year and corresponding to an increase of 9% in local currency. Profit from operations amounted to DKK 2,132 million, a 10% decrease compared with 2002.

Naturally, the company's failure to meet its announced forecasts of financial performance in 2003 was a disappointment, but we should not let that overshadow the spate of successful results we achieved during the year. A more detailed presentation of Lundbeck's financial performance and sales trends in selected markets is provided in the financial review on pages 46-57.

### Share buy-back

Lundbeck has historically generated a considerable free cash flow, and management expects the company to continue to do so in the years ahead. Management pursues a strategy of ploughing the company's financial resources back into its pipeline of new and innovative drugs in order to generate substantial added value for the company's shareholders.

However, it is management's intention that the shareholders should benefit from the company's strong financial position, also in the short term. Consequently, the Supervisory Board has resolved to utilise the authority granted by the shareholders at the annual general meeting to purchase treasury shares. Moreover, the Supervisory Board has resolved to recommend to the annual general meeting that dividend payments be raised to a level that conforms to industry practice.

The buy-back programme, dimensioned with due consideration to Lundbeck's relatively moderate free flow of 27%, will have a ceiling of DKK 400 million. As the company is expected to continue to generate a substantial free cash flow in the coming years, additional share buy-backs could well become relevant also in future.

Following the approval at the last general meeting on April 8th, 2003, the Supervisory Board is authorized to acquire its own shares of up to 10% of the share capital in accordance with the authorisation and section 48 of the Company Act. On March 10th, 2004, the company has announced that it will conduct a share buyback program up to a maximum of DKK 400 million through a designated bank and in accordance within the 10% authorisation granted at the general meeting from time to time. Shares will be purchased in the market and will be used for the continued development of the company's capital structure and for cancellation at appropriate time. The Lundbeck Foundation will through its wholly owned subsidiary, LFI A/S, participate in the buyback on a pro rata basis, in order to maintain the free float at approx. 27%. It is the company's intention to carry out this program periodically across the year, taking account of market conditions, applicable laws and regulations on share repurchases and best practice in terms of execution. A tax clearance from the relevant Danish tax authorities has been sought in relation to the share buyback program.



# Financial performance in 2003

**New dividend policy**

It is proposed to raise the dividend payment for the 2003 financial year to 30% of profit after tax, corresponding to a 55% increase compared with the dividend payment in 2002. In connection with the proposal to increase the dividend payment, the Supervisory Board also revised the company's dividend policy, in force since the company's IPO in 1999. In the years ahead, the company intends to pay dividends of 25-35% of the profit after tax, compared with the previous 15-25%. The Supervisory Board believes that this increase will bring the company's dividend policy into line with industry practice.

**Financial forecasts of 2004 – and risks**

Lundbeck is currently experiencing a period of transition, during which the loss of revenue to generic manufacturers of citalopram needs to be compensated for by revenue from Lundbeck's recent drug launches: Cipralex® for the treatment of depression/anxiety and Ebixa® for the treatment of severe Alzheimer's disease.

Due to the depreciating US dollar, intense competition from generic manufacturers of citalopram and increasing pressure from the European health authorities for lower prices on medicine, the company expects lower revenue in 2004 in terms of Danish kroner compared with the 2003 revenue - lower than communicated to the market in connection with the announcement of the financial result for the first nine months of 2003 in November 2003.

In spite of this profit from operations is still expected to be on level with 2003 – before the USD 70 million initial payment received from Merck in connection with the gaboxadol collaboration agreement.

In 2004, profit from operations including the payment received from Merck is expected to be approx. DKK 2.5 billion.

The free cash flow for 2004 is expected to be more than DKK 1.0 billion.

In connection with the company's forecasts for 2004, the management wishes to emphasise that the following events could have a positive as well as an adverse impact on the company's financial performance in 2004:

- Earlier than expected launch of generic citalopram in the USA
- Later than expected launch of Cipralex® in France, Spain and Canada
- Slower than anticipated penetration in markets where Cipralex® and Ebixa® have already been launched
- Restructuring expenses
- Alliances, in-licensing agreements, purchase of technology, etc.

The Supervisory Board also wishes to emphasise that for a company conducting research and international operations such as Lundbeck, avoiding risk is neither possible, nor is it a defined goal. Instead, all risks are continuously monitored by the Executive Management and the Supervisory Board, and significant changes in the company's risk profile will be announced via the Copenhagen Stock Exchange.

**Corporate Governance**

In recent years, it has become customary for Danish listed companies to adopt a policy on the concept of corporate governance – often based on the report published by the so-called Nørby Committee in 2001. Lundbeck's annual report for 2002 provides a comprehensive description of the committee's recommendations and Lundbeck's views thereon. A complete and detailed review of the Nørby Committee's recommendations and how Lundbeck's Supervisory Board has responded to them is available on: www.lundbeck.com/aboutus/Management/Corporate_Governance/Default.asp

A recurrent theme in the Danish corporate governance debate has been whether listed companies should be required to set up board committees – especially audit and remuneration committees – or whether such committees should be optional.

During the past year, Lundbeck's Supervisory Board has discussed this matter and decided to set up both an audit and a remuneration committee.

It is important to emphasise that neither the audit nor the remuneration committee have responsibilities that are independent of the Supervisory Board and that the work of the committees serves to assist the Supervisory Board in its duties.

The members of the two committees will be appointed at the first board meeting following the annual general meeting to be held on 30 March 2004.

**Audit committee**
In connection with the decision to set up an audit committee, the Supervisory Board has defined the duties of the audit committee:

The duties of the audit committee are to review:
- the company's financial reporting procedures, including the procedures for reviewing interim and annual reports
- the company's financial reporting and other financial information published by the company, including information about related parties
- internal controls in relation to overall balance and transparency in the financial reporting
- the reports submitted by the auditors and overall communication with the auditors.

By setting up an audit committee, the company encourages a closer dialogue with the company's supreme management body concerning the type and scope of the auditors' assignment for the company.

It is assumed that the audit committee will hold three ordinary meetings per year and that one of these meetings will not be attended by the company's Executive Management.

**Remuneration committee**
The purpose of setting up the remuneration committee is to provide the members of the Supervisory Board with the best possible basis for making decisions concerning the total remuneration package provided to the members of the Executive Management.

The objective of the committee is partly to ensure a consistently competitive remuneration of the members of the Executive Management, also in a regional perspective, partly to ensure a reasonable balance between remuneration and performance.

Furthermore, it is the duty of the committee to ensure than all option/warrant programmes set up for members of the Executive Management are competitive but also conform to best practice in similar companies and industries.



# Important events in 2003

In **January**, Lundbeck announced the results of phase III clinical studies with an immediate release formulation of etilevodopa, a soluble prodrug of levodopa, in advanced Parkinson's disease patients. Etilevodopa was found to be well tolerated and as effective as levodopa. However, on the primary endpoint, shortened time to clinical effect, etilevodopa did not demonstrate statistically significant superiority over standard levodopa.

In **February**, at an extraordinary general meeting, the stockholders of Synaptic Pharmaceutical Corporation, a US drug discovery company, approved the merger of Synaptic and a subsidiary of H. Lundbeck A/S.

In **March**, the merger of Synaptic Pharmaceutical Corporation and a subsidiary of H. Lundbeck A/S was completed, and Synaptic Pharmaceutical Corporation became a wholly owned subsidiary of H. Lundbeck A/S. Lundbeck acquired Synaptic for an amount of USD 122.5 million – DKK 851.4 million.

In the same month, Lundbeck and Teva Pharmaceutical Industries Ltd. announced the successful completion of two phase III clinical trials of rasagiline in patients with advanced Parkinson's disease. In both trials, statistically significant results for the primary endpoint were achieved.

At Lundbeck's annual general meeting in **April**, chairman Arne V. Jensen had reached the company's compulsory retirement age of 70 years. The Supervisory Board subsequently elected Flemming Lindeløv as its new chairman. It was resolved to amend the company's articles of association to the effect that the Executive Management in future may consist of 2-6 members. Immediately after the annual general meeting, Executive Vice Presidents Lars Bang, Stig Løkke Pedersen and Hans Henrik Munch-Jensen were appointed as members of the company's Executive Management.

Furthermore, Lundbeck announced new clinical data in April confirming that Cipralex® (escitalopram) is significantly superior compared to placebo in the treatment of social anxiety disorder (SAD). At 24 weeks, Cipralex® also showed a significantly superior effect compared to Paxil®(paroxetine) in the treatment of SAD. In addition, Cipralex® showed superior results compared to placebo in preventing relapse and proved to be an excellently tolerated treatment for SAD.

In **June**, Lundbeck announced that it had completed the sale of its stake in Cephalon, Inc. The successful partnership with Cephalon, Inc. will continue, the CEP 1347 drug candidate for the treatment of Parkinson's disease representing the most advanced project.

In the same month the first phase III clinical trial of the drug candidate gaboxadol for the treatment of sleep disorders was initiated.

In **September**, Lundbeck and Solvay Pharmaceuticals announced their decision to move the atypical antipsychotic compound bifeprunox into phase III clinical trials. The decision to move into phase III followed the successful completion of the joint phase II program.

Moreover, Lundbeck announced the results of several trials at the 16th Congress of the European College of Neuropsychopharmacology in Prague. Scientific results concerning the mechanism of action showed that escitalopram (Cipralex®) has the unique effect of reinforcing its own binding to the human serotonin transporter protein, and that R-citalopram antagonises the effect of citalopram, explaining why escitalopram is more active than citalopram.

At the same congress, Lundbeck presented the findings of a clinical study comparing Cipralex® to Effexor® XR. The results showed that Cipralex® is just as effective as Effexor® XR in the treatment of depression, and with a better tolerability profile. In the severely depressed patients, Cipralex® was statistically significantly superior to Effexor® XR.

Lundbeck, Forest Laboratories, Inc. and Forest Laboratories Ireland, Ltd. announced in September that they had filed a lawsuit in the U.S. District Court for the District of Delaware against Ivax Pharmaceuticals, Inc. for infringement of U.S. Patent Re. No. 34,712, which protects Lexapro™.

Also in September, Lundbeck announced that the company's President and CEO, Erik Sprunk-Jansen, wished to step down after 17 successfull years of running the company. Under Sprunk-Jansen's management, the company developed from a small company operating primarily in northern Europe into an international pharmaceutical company. This growth was achieved especially through Erik Sprunk-Jansen's great personal commitment to the company and its employees.

In **October**, Lundbeck and Teva Pharmaceutical Industries Ltd. announced that a rasagiline regulatory file had been submitted to the European Agency for Evaluation of Medicinal Products (EMEA) for the treatment of Parkinson's disease (PD).

Also in October, a settlement was reached in legal proceedings instigated at the High Court of Justice in England & Wales between Lundbeck and Lagap Pharmaceuticals Ltd. (now Sandoz Ltd.). Lundbeck had commenced the legal proceedings for infringement of certain patents relating to the manufacture of citalopram. As part of this settlement, Lundbeck has licensed the patents to Sandoz for certain territories.

It was with great sorrow that in **November** Lundbeck announced that Sven Dyrløv Madsen, the Deputy Chairman of the Company's Supervisory Board, had died following a short period of illness.

Claus Bræstrup was appointed President and CEO in November. In addition, Anders Gersel Pedersen was appointed Senior Vice President of Development and Peter Hønggaard Andersen was appointed Vice President of Research at Lundbeck.

In connection with the presentation of its interim report for the first nine months of 2003, Lundbeck decided to downgrade its forecast for the 2003 financial year.

Due to lower income from sales of Celexa™, a slower than forecast penetration of Cipralex® in a few countries, delays in the launch of Cipralex® in a number of markets and a DKK 300 million provision in the financial statements for 2003, the management downgraded its forecast to a 5% increase in revenue and a 10% decline in profit from operations.

The DKK 300 million provision relates to severance pay in connection with the company's staff reductions and restructuring expenses. Finally, the provision includes an amount allocated to cover the company's defence of its intellectual property rights.

In the same month, the company announced that Ole Chrintz had been appointed Executive Vice President of the Group's commercial activities in Europe.

In **December**, Lundbeck announced that Cipralex® had been approved for the treatment of social anxiety disorder in the European countries in which Cipralex® has already been approved for the treatment of depression and panic disorders.

It was also announced that the company's Supervisory Board, at its meeting on 9 December 2003, resolved to adopt a new incentive plan for the management and key employees in the Lundbeck Group.

Furthermore, Lundbeck initiated phase I clinical studies of Lu 31-130, a new drug for the treatment of psychosis, and Lu AA21004, a new drug for the treatment of depression.

**Important events after the balance sheet date**

In January 2004, Lundbeck and Forest Laboratories, Inc. announced the results of two phase III studies of memantine (Ebixa®) for mild to moderate Alzheimer's disease. In one study, the drug demonstrated a statistically significant difference versus placebo at the study's primary endpoints of cognition and global outcome. In the other study, the difference in values for the primary endpoints, the ADAS-cog and the CIBIC-plus, was statistically significantly at multiple time points in favour of the memantine treatment group versus the placebo group. At week 24, numerical improvement was observed, but statistical significance was not attained. In both studies, adverse event rates overall were similar for both the memantine and placebo treatment groups.

In February 2004, Lundbeck and Merck & Co., Inc. announced an agreement for the exclusive US development and commercialisation of gaboxadol, a compound currently in phase III development for the treatment of sleep disorders.

Merck and Lundbeck will jointly complete the ongoing phase III clinical program, with Merck funding the majority of the remaining development activities. The parties anticipate that Merck will file an NDA with the US Food and Drug Administration (FDA) between late 2006 and mid-2007. Following FDA approval, the companies plan to co-promote gaboxadol in the United States. Lundbeck will receive a share of gaboxadol sales in the US. In order to facilitate Lundbeck's CNS-focused commercial entry into the United States, the agreement includes an option for Lundbeck to co-promote a Merck product prior to the launch of gaboxadol.

信


念



# Drugs in clinical development

| Compound | Activity | Indication | Development stage | Registration application | Expected launch |
|---|---|---|---|---|---|
| Rasagiline | MAO-B inhibitor | Parkinson's disease | NDA | 2003 | 2004 |
| Memantine | NMDA-antagonist | Mild to moderate Alzheimer's | III | 2004 | 2005 |
| Sertindole | $D_2$-$5HT_2$ | Schizophrenia | Post-marketing study | | 2005 |
| Escitalopram | SSRI | GAD | III | 2004 | 2005 |
| Bifeprunox | Dopamine/Serotonin | Schizophrenia | III | 2005 | 2006 |
| Gaboxadol | $GABA_A$-agonist | Sleep disorders | III | 2006+ | 2006+ |
| CEP 1347 | Kinase inhibitor | Parkinson's disease | II & III | 2006+ | 2006+ |
| Lu 31-130 | Monoaminergic | Psychosis | I | 2006+ | 2006+ |
| Lu AA21004 | SRI+ | Depression | I | 2006+ | 2006+ |

**www.lundbeck.com**

Further details about Lundbeck's research and development activities and information about our products are available at www.lundbeck.com.

More elaborate information about Lundbeck's pipeline and a number of references to clinical studies, etc. are found at www.lundbeck.com/Investor/pipeline. In addition, references to and abstracts of scientific publications relating to Lundbeck's products and authored by Lundbeck's employees are available at www.lundbeck.com/ourbusiness/RandD/Publications.

More detailed information about Lundbeck's focus areas in the field of CNS is found at www.lundbeck.com/ourbusiness/ourfocus/default.asp.

# Launched drugs

| Compound | Activity | Indication | Trademark | First registration | Approved, no of countries |
|---|---|---|---|---|---|
| Escitalopram | SSRI | Depression, panic disorder, SAD | Cipralex®, Lexapro™, Sipralexa®, Sipralex® | 2001 | 55 |
| Citalopram | SSRI | Depression, panic disorder , OCD, prevention of relapse/recurrence | Cipramil®, Seropram®, Cipram®, Celexa™ | 1989 | 83 |
| Memantine | NMDA-antagonist | Moderately severe to severe Alzheimer's | Ebixa® | 2002 | 32 |
| Flupentixol +melitracene | Typical anti-psyc. + TCA | Mild depression | Deanxit® | 1971 | 30 |
| Melitracene | TCA | Depression | Dixeran® | 1968 | 4 |
| Nortriptyline | TCA | Depression | Noritren®, Nortrilen®, Sensaval® | 1963 | 28 |
| Amitriptyline | TCA | Depression | Saroten®, Sarotex®, Redomex® | 1961 | 33 |
| Melperone | Typical antipsychotic | Psychotic disorders | Buronil®, Bunil® | 1968 | 12 |
| Zuclopenthixol | Typical antipsychotic | Schizophrenia and other psychotic disorders, anxiety, restlessness and insomnia | Cisordinol®, Clopixol® | 1982 | 73 |
| Zuclopenthixol-decanoate | Depot antipsychotic | Maintenance treatment of chronic psychotic disorders | Cisordinol Depot®, Clopixol Depot®, Ciatyl-Z Depot® | 1976 | 73 |
| Zuclopenthixol-acetate | Typical antipsychotic | Acute psychotic episodes, exacerbation of psychotic disorders | Cisordinol-Acutard®, Clopixol-Acutard®, Clopixol-Acuphase®, Ciatyl-Z-Acuphase® | 1986 | 70 |
| Flupentixol | Typical antipsychotic | Mild depression, schizophrenia and other psychotic disorders | Fluanxol®, Fluanxol Mite®, Depixol® | 1965 | 69 |
| Cis(Z)-flupentixoldecanoate | Depot antipsychotic | Maintenance treatment of chronic psychotic disorders | Fluanxol Depot®, Depixol Inj.® | 1970 | 72 |
| Chlorprothixene | Typical antipsychotic | Schizophrenia and other psychotic disorders, anxiety and restlessness, withdrawal symptoms in drug addicts | Truxal®, Truxaletten® | 1959 | 21 |
| Almotriptan | $5HT_1$ agonist | Migraine | Almogran® | 2000 | 2 |



# Alzheimer's disease

Alzheimer's disease, which is the most common cause of dementia, is a neurological disorder in which the brain gradually degenerates. Since Alzheimer's is a senescent disease, aging populations in the Western countries create wider prevalence.

In the five major European markets (France, Germany, Italy, Spain and the UK) there are more than 2 million Alzheimer's disease sufferers, while annual total costs in the European Union for the disease have been estimated to be between EUR 64 and EUR 149 billion. (Source: King's College, London, Institute of Psychiatry, 2003). Costs per patient for the latest generation of Alzheimer's disease medications represent less than 8% of the EUR 24,420 in annual direct costs of the disease. (Source: Health Aff., 1998).

There is a good potential to reduce the total costs related to Alzheimer's disease. Estimates reveal that as much as EUR 1,660 per patient could be saved for each month that institutionalisation is delayed. (Source: British Medical Journal, 2003). Prevalence of Alzheimer's disease in the United States is expected to increase three-to-four fold in the next 50 years. This will add more than 10 million new Alzheimer's disease patients to the American population by the year 2050. Any reduction in costs, however modest, would substantially relieve the burden of illness on healthcare budgets. (Source: American Journal of Public Health, 1998).

However, the burden of Alzheimer's disease extends far beyond healthcare systems. Caregiver costs rank closely behind institutionalisation costs, and it is fair to assume that the burden to society of a caregiver's monetary and emotional expense is enormous. Apart from paid caregivers, families and friends of Alzheimer's sufferers experience emotional and financial burdens that are nearly impossible to comprehend by those unfamiliar with the disease. Loosing contact and having to assist a partner, parent or friend with the simplest of tasks can be emotionally overwhelming. Medications could improve patients' ability to continue to perform activities of daily life that are frequently taken for granted. Hereby pressure is relieved for those assisting the patient.

**Prevalence**

It is estimated that roughly 37 million people around the world will suffer from some form of dementia by 2025. Alzheimer's disease is the most common form of dementia, and the most extensive European epidemiological study -- The Rotterdam Study – shows that 72% of all dementia patients suffer from Alzheimer's disease.

The risk of being afflicted with Alzheimer's disease increases with age, and the prevalence of the disease is particularly high among individuals above the age of 60. The number of Alzheimer's disease patients is expected to grow in step with the rising population and increasing life expectancy. The number of individuals above the age of 60 is expected to double over the next 25 years – most notably in the developing countries, which are expected to see the biggest increase in population and life expectancy.

In 2003 it is estimated that approx. 10% of the population is aged 60 or above. In the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK and the USA), approx. 16% of the population are aged 65 or above. (Source: US Census Bureau).

Alzheimer's is not a particularly prevalent disease among the general population, with only about 1% of the total population being afflicted. However, the prevalence rises sharply among older people, and for those aged 65-74 in the Western world, the prevalence of the disease rises to about 5%, while it increases to about 20% for those aged 80 or above. Alzheimer's disease is the fourth-most frequent cause of death for those above the age of 65 in the Western countries.

**What is Alzheimer's disease?**

Alzheimer's is a progressive disease affecting middle-aged and elderly people. Typical initial signs of Alzheimer's disease are forgetfulness, changes in personality and confusion. Patients subsequently lose the ability to perform everyday activities; disorientation, delusion and language problems set in, and at some point, they fail to recognise their loved ones. The disease ultimately progresses into death following a period in an almost vegetative state, during which the patient loses the ability to communicate, eat and drink.

There is no cure for the disease. It manifests itself through cognitive symptoms (loss of memory and failure to learn new things) and emotional symptoms (anxiety and depression). Some patients also have psychotic symptoms such as delusions and hallucinations. The cause of Alzheimer's disease still remains to be discovered, but through the development of drugs that prevent the formation of amyloid plaques or neurodegeneration, we may be able to slow down or even stop the disease from progressing.

# "It is estimated that roughly 37 million people around the world will suffer from a form of dementia by 2025"

In the seven major pharmaceutical markets, approx. 5.2 million people suffered from Alzheimer's disease in 2001. By 2011, this figure is expected to have risen by 25%, thereby affecting more than 6.5 million individuals.

The disease is divided into a mild, a moderate and a severe stage. Many mild-stage patients either are not aware that they suffer from Alzheimer's disease or have not been correctly diagnosed. Accordingly, the allocation of patients into the three groups differs widely, depending on whether the study examines the number of patients with Alzheimer's disease or the number of diagnosed patients.

Of the persons who suffer from Alzheimer's disease but who have not yet been diagnosed, it is estimated that 47% suffer from mild Alzheimer's, 29% are in the moderate stage, while 24% have severe Alzheimer's disease. Of the diagnosed group of patients, 20% suffer from mild Alzheimer's, 40% from the moderate form, and 40% from the severe form of the disease. About 60% of European Alzheimer's disease patients are correctly diagnosed.

**Lundbeck's drugs and R&D activities**

Having launched Ebixa® (memantine) in the first markets in 2002, Lundbeck continued its launch campaign in a number of other countries in 2003. Ebixa® has been in-licensed from the German company Merz, and Lundbeck holds the exclusive rights to market Ebixa® in a number of European countries and to the markets in Canada, Australia and South Africa. In a co-marketing agreement with Merz, Lundbeck has acquired the semi-exclusive rights to the remaining markets worldwide, not including the USA and Japan. Ebixa® is the first drug approved for the treatment of moderately severe to severe Alzheimer's disease.

Furthermore, Lundbeck and the Danish company Pharmexa are conducting joint research to develop a new treatment for Alzheimer's disease. Signed in 2000, the collaboration agreement concerns the use of the AutoVac technology on a specific protein target in the central nervous system. Proof of concept was achieved in preclinical trials in 2002. Lundbeck has the global exclusive rights to use the AutoVac technology on this protein target.

**Existing treatments and drugs in the market**

Existing drugs to treat Alzheimer's disease can be divided into two groups. The first group consists of Lundbeck's anti-Alzheimer's drug, Ebixa®, which inhibits the abnormal activation of the NMDA receptors but maintains their normal activation, which is required for memory. Thus, Ebixa® restores the normal signalling mediated by the neurotransmitter glutamate, thereby maintaining the mechanisms that support memory and learning processes. Ebixa® is the only drug approved for the treatment of moderate to severe Alzheimer's disease. Ebixa® has very few side effects.

The second group consists of acetylcholine esterase inhibitors, which inhibit the breakdown of acetylcholine in the brain. Alzheimer's disease patients suffer from reduced acetylcholine levels. It is correlated with the cognitive symptoms and with some of the psychotic symptoms. These drugs are exclusively approved to treat mild to moderate Alzheimer's disease. The most frequent drugs in this group are:

- donepezil (Aricept®) from Pfizer
- rivastigmine (Exelon®) from Novartis
- galantamine (Reminyl®) from Shire, Janssen and Sanochemia.

**Lundbeck drugs in clinical development**

| Compound | Activity | Indication | Development stage | Registration application | Expected launch |
|---|---|---|---|---|---|
| Memantine | NMDA-antagonist | Mild to moderate Alzheimer's | III | 2004 | 2005 |

**Lundbeck drugs launched**

| Compound | Activity | Indication | Trademark | First registration | Approved, no. of countries |
|---|---|---|---|---|---|
| Memantine | NMDA-antagonist | Moderate to severe Alzheimer's | Ebixa® | 2002 | 32 |



# Alzheimer's disease

*It is estimated that about 30% of the patients treated with acetylcholine esterase inhibitors do not respond to the treatment. The most common side-effects are gastrointestinal, e.g. diarrhoea, nausea, loss of appetite and weight loss; sleep problems and fatigue can also occur. The side-effects are often of a temporary nature, but some patients have to terminate treatment due to side-effects.*

Drugs available on the market today only treat the symptoms of Alzheimer's disease. Hopes are therefore that new drugs will be developed that can delay or even stop progression of the disease. Many pharmaceutical companies work with drugs that not only treat the symptoms of the disease, but none have yet completed phase II studies to demonstrate the efficacy of the drugs in a large number of patients.

**Market size**

The most frequently used anti-Alzheimer's drug is Aricept® from Pfizer, which was first launched in the major pharmaceutical markets in 1997. In 2002, Aricept® generated revenue of USD 1.1 billion, accounting for approx. 69% of the global market. Exelon® from Novartis and Reminyl® from Shire, Janssen and Sanochemia accounted for a small part of sales of anti-Alzheimer's drugs in 2002.

The market for drugs to treat Alzheimer's disease has grown steadily since the launch of Aricept®. In 2002, the market was USD 1.6 billion, which was an increase over 2001 of about 33%. Most of the growth occurred outside the USA. Thus, Europe's share of the global market climbed from approx. 24% in 2001 to 28% in 2002.

**Market shares of anti-Alzheimer's drugs in value Q3 2003, USA**


Donepezil
Rivastigmine
Galantamine
%
0
10
20
30
40
50
60
70
80

Source: IMS Health, IMS Dataview Q3 2003

**Market shares of anti-Alzheimer's drugs in value Q3 2003, Europe**


Donepezil
Rivastigmine
Galantamine
Memantine
%
0
10
20
30
40
50
60
70
80

Source: IMS Health, IMS Dataview Q3 2003

**Geographical distribution of the anti-Alzheimer's market**


North America
Europe
Rest of world
15%
28%
57%

Source: IMS Health, IMS World Review 2003

| Brand name | Active ingredient | Marketing corporation(s) | Sales 2002 worldwide (USDm) | Growth in % |
|---|---|---|---|---|
| Aricept® | donepezil | Eisai | 1128 | 22 |
| Exelon® | rivastigmine | Novartis | 290 | 25 |
| Reminyl® | galantamine | Johnson & Johnson | 165 | 268 |
| Akatinol®* | memantine | Merz | 19 | - |
| Axura®* | memantine | Merz | 18 | - |
| Ebixa®* | memantine | Lundbeck | 2 | - |

*) Not including hospital sales, which account for approx. 10% of sales of anti-Alzheimer's drugs

Source: IMS Health, IMS Dataview and IMS Health, IMS World Review 2003





# Depression and anxiety

Depression is a disease that affects a large proportion of the population, and it is also one of the most disabling diseases. According to the WHO's latest depression study, the disease ranks among the 10 leading causes of disability. WHO estimates that depression will become the second-largest cause of the global health burden by 2020. (Source: WHO, 2001)

In the workplace, the impact of depressive disorders has serious consequences both for the individual and for the work places. Illness, absenteeism, accidents and staff turnover are affected by an employees' mental health status. In the United States, national spending on depression alone is estimated at USD 43.7 billion annually, with 200 million workdays lost each year. In the UK, an estimated 80 million workdays are lost annually. (Source: Journal of Clinical Psychiatry, 1993)

Almost 95% of patients suffering from depression also suffer a form of anxiety disorder such as generalised anxiety disorder (GAD), social anxiety disorder (SAD), panic disorder (PD) or obsessive-compulsive disorder (OCD). These disorders are highly impairing to the patient, and they are very common and under-diagnosed. Anxiety disorders are treatable. Approx. 19 million American adults suffer from a form of anxiety. The disorders fill people's lives with overwhelming and irrational anxiety and fear, unlike the relatively mild, brief anxiety caused by a stressful and dangerous event. They are chronic, unrelenting and can grow progressively worse if not treated.

Those that suffer from anxiety disorders are frequently incapable of maintaining employment, completing an education or carrying out normal responsibilities at home. Intense anxiety may render patients incapable of attaining their full potential both personally and within the workforce. Furthermore, anxiety inhibits creating true friendships and, as such, tends to further isolate its victims from society.

**Prevalence**

According to the WHO's report from 2001, an estimated 340 million people around the world suffer from a depressive disorder for which they require treatment. More women than men suffer from depression. It is estimated that 1.9% of all men and 3.2% of all women suffer from a depressive disorder. Many people will be afflicted by a depressive disorder at some point in their lives. The WHO projects that 17% of all men and women will suffer from a depressive disorder at some point in their lives.

In the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK, and the USA), an estimated 86 million people suffered from a depressive disorder that required treatment in 2001. However, not many depression patients are correctly diagnosed. It is estimated that only close to 40%, or approx. 35 million people in the seven major markets were diagnosed with depression in 2001. The USA has a diagnosis rate of close to 55%, while it is only between 35 and 45% in Europe. Japan has the lowest diagnosis rate, with only about 15% of depression patients being diagnosed as such in 2001. (Source: Decision Resources, Psychiatric Disorders Study #1, November 2002).

Most depression patients experience the disease in episodes. Many patients who receive treatment for their first depression episode will not be afflicted by the disease again, but 55-60% will experience a new episode within two years. (Source: Decision Resource, Psychiatry Disorders Study #1, 2002).

Anxiety is a frequent partner of depression, and the majority of all depressed patients suffer from anxiety symptoms. Conversely, it is likely that 20-65% of patients suffering from anxiety are also depressed. Anxiety can be divided into different indication areas, the best known are generalised anxiety disorder, social anxiety disorder, panic disorder, obsessive compulsive disorder, and post-traumatic stress disorder (PTSD).

The close correlation between depression and anxiety is one of the reasons for the large variations in the results of epidemiological anxiety studies. The number of patients who only suffer from anxiety, is estimated at 60 million people in the seven major pharmaceutical markets in 2002. Only about 11 million of these patients received treatment. Patients who suffer from panic disorders followed by generalised anxiety disorders represent the largest group of patients receiving treatment for their anxiety disorder. It is estimated that social anxiety disorder will be the second-most treated anxiety disorder by 2012.

The lifetime risk of experiencing an anxiety disorder is approx. 20% for men and approx. 30% for women. (Source: Morpace 2001).

**Lundbeck's drugs and R&D activities**

Lundbeck's goal is always to be able to offer patients the best drugs for the treatment of depressive disorders.

Since the 1950s, Lundbeck has been among the leading developers of drugs for the treatment of depression. Lundbeck was one of the first companies to market the first generation antidepressants – tricyclic antidepressants (TCA). In the 1970s and 1980s, Lundbeck was also a front-runner in its development of an SSRI (selective serotonin re-uptake inhibitor). Citalopram – also known under the

## "WHO estimates that depression will become the second-largest cause of the global health burden by 2020"

**Lundbeck drugs in clinical development**

| Compound | Activity | Indication | Development stage | Registration application | Expected launch |
|---|---|---|---|---|---|
| Escitalopram | SSRI | GAD | III | 2004 | 2005 |
| Lu AA21004 | SRI+ | Depression | I | 2006+ | 2006+ |

**Lundbeck drugs launched**

| Compound | Activity | Indication | Trademark | First registration | Approved, no. of countries |
|---|---|---|---|---|---|
| Escitalopram | SSRI | Depression, panic disorder, social disorder | Cipralex®, Lexapro™, Sipralexa®, Sipralex® | 2001 | 55 |
| Citalopram | SSRI | Depression, panic disorder, OCD, prevention of relapse/recurrence | Cipramil®, Seropram®, Cipram®, Celexa™ | 1989 | 83 |
| Flupentixol+melitracene | Typical antipsyc. + TCA | Mild depression | Deanxit® | 1971 | 30 |
| Melitracene | TCA | Depression | Dixeran® | 1968 | 4 |
| Nortriptyline | TCA | Depression | Noritren®, Nortrilen®, Sensaval® | 1963 | 28 |
| Amitriptyline | TCA | Depression | Saroten®, Sarotex®, Redomex® | 1961 | 33 |
| Flupentixol | Typical antipsyc. | Mild depression, schizophrenia and other psychotic disorders | Fluanxol®, Fluanxol Mite®, Depixol® | 1965 | 69 |

brand names Cipramil®/Celexa™ – was launched for the first time in 1989, and the drug has subsequently made Lundbeck one of the largest players in the global market for antidepressants.

In 2002, Lundbeck launched Cipralex®/Lexapro™ (escitalopram), which is the latest generation SSRIs. Initially launched in Sweden, Cipralex®/Lexapro™ has subsequently been launched in more than 40 countries in 2002 and 2003. Cipralex®/Lexapro™ offers a fast onset of action, is very effective and has excellent tolerability. Comparative clinical studies have shown that Cipralex®/Lexapro™ is a superior drug compared with Cipramil®/Celaxa™, Effexor® XR, Paxil® and Zoloft®.

Results of clinical trials published in 2003 show that escitalopram (Cipralex®/Lexapro™) has the unique effect of reinforcing its own binding to the human serotonin transporter protein. R-citalopram, antagonises this effect, explaining why escitalopram alone is more active than citalopram. Cipralex®/Lexapro™ has been approved for the treatment of depression, panic disorders and social disorders in Europe and for treating depression and generalised anxiety disorders in the USA. The indication of Cipralex®/Lexapro™ will be expanded continuously.

Depression treatment options have improved dramatically since the 1950s, and today there are good possibilities of successfully treating depressed patients. However, there are still areas in which depression treatment can be improved. The greatest improvement opportunities lie in the development of antidepressants that make a higher proportion of patients respond to treatment. More than 30% of the patients currently treated with antidepressants do not respond to treatment within 8 weeks.



# Depression and anxiety

**What is depression?**
Common symptoms of depression are:
- Low mood
- Loss of pleasure or interest
- Loss of energy or increased tiredness

**Furthermore, at least two of the following concomitant symptoms must be present:**
- Loss of self-confidence or self-esteem
- Feelings of self-reproach or guilt
- Thoughts of death or suicide
- Disturbed thoughts or concentration
- Restlessness or behavioural inhibition
- Sleep problems
- Disturbed appetite or weight loss/gain

Lundbeck continues to conduct research to develop new antidepressant that may improve the treatment options for patients suffering from depression. Towards the end of 2003, Lundbeck initiated a new phase I study with Lu AA21004, which has shown antidepressant potential. The compound has a new pharmacological profile where the serotonin reuptake inhibition is combined with other characteristics.

**Existing treatments and drugs in the market**
Several types of drugs are used in the treatment of depression. The early generation antidepressants developed in the 1950s and 1960s are still used today on a relatively large scale, but the latest generation drugs for the treatment of depression – the SSRIs and, on a smaller scale, the SNRIs (serotonin and norepinephrine reuptake inhibitor) – dominate the market. At the end of the third quarter of 2003, the latest generation antidepressants accounted for 86% of the European antidepressant market and 84% of the antidepressant market in the USA. (Source: IMS Health, IMS Dataview Q3 2003).

When first developed, the first generation antidepressants represented a major leap forward in the treatment of depression. These drugs were the first to effectively treat the symptoms of depressed patients, but the treatment involved a number of side-effects. Typical side-effects of tricyclic antidepressants are dry mouth, blurred vision, weight gain, nausea and drowsiness. Another problem was that the first antidepressants were toxic in case of overdoses. Compared to the first drugs, the SSRIs have fewer side-effects and are almost atoxic in case of an overdose.

The SSRIs are not only used to treat depression, but have also demonstrated efficacy in treating anxiety disorders.

The best known drugs in the group of SSRIs/SNRIs are Cipralex®/ Lexapro™ (escitalopram) and Cipramil®/ Celexa™ (citalopram) from Lundbeck, Seroxat® (paroxetine) from GlaxoSmithKline, Zoloft® (sertraline) from Pfizer and Effexor® (venlafaxine) from Wyeth.

**Market size**
The antidepressant market is the largest segment of the total market for drugs to treat diseases in the central nervous system (CNS). In 2002, the antidepressant market accounted for 27% of the CNS market, and total antidepressant revenue worldwide was USD 17.1 billion in 2002. Measured by value, the antidepressant market increased by 6% from 2001 to 2002. The global market for antidepressants is unevenly distributed. North America accounts for about 73% of the global market and Europe represents 20%.

As anxiety and depression often go hand in hand, and as antidepressants are often used to treat anxiety disorders, it is difficult to assess the size of the anxiety market. However, it is estimated that the anxiety market amounted to USD 2.8 billion in the seven major pharmaceutical markets in 2000. (Source: Morpace, 2001).

In 2002, Seroxat®/Paxil® (paroxetine) from GlaxoSmithKline was the best selling antidepressant worldwide. For many years, paroxetine has been the antidepressant with the highest number of approved indications, and it has frequently been used in the treatment of anxiety disorders. In 2003, the first generic versions of paroxetine were marketed in the USA.

**Geographical distribution of the antidepressant market**


North America
Europe
Rest of world
7%
20%
73%

Source: IMS Health, IMS World Review 2003

"Depression treatment options have improved dramatically since the 1950s, and today there are good possibilities of successfully treating depressed patients"

Market shares of antidepressants in the USA in value, Q3 2003



Sertraline
Paroxetine
Escitalopram/
citalopram
Venlafaxine
Fluoxetine
Mirtazapine
%
0
5
10
15
20
25


Source: IMS Health, IMS Dataview, Q3 2003
Note: Market share for the latest generation of antidepressants

Market shares of antidepressants in Europe in value, Q3 2003



Escitalopram/
citalopram
Paroxetine
Venlafaxine
Sertraline
Fluoxetine
Mirtazapine
%
0
5
10
15
20
25


Source: IMS Health, IMS Dataview, Q3 2003
Note: Market share for the latest generation of antidepressants

| Brand name | Active ingredient | Marketing corporation(s) | Sales 2002 worldwide (USDm) | Growth in % |
|---|---|---|---|---|
| Seroxat® | paroxetine | GlaxoSmithKline | 3342 | 15 |
| Zoloft® | sertraline | Pfizer | 2939 | 13 |
| Effexor® | venlafaxine | Wyeth | 2190 | 34 |
| Cipramil®/Celexa™ | citalopram | Lundbeck/Forest | 2155 | 30 |
| Wellbutrin® | bupropion | GlaxoSmithKline | 1482 | 29 |
| Prozac® | fluoxetine | Eli Lilly | 792 | -67 |
| Remeron® | mirtazapine | Akzo Nobel | 733 | 23 |
| Fluoxetine Par® | fluoxetine | Par Pharm | 307 | 69 |
| Serzone® | nefazodone | Bristol-Myers Squibb | 278 | -29 |
| Fluoxetine Barr® | fluoxetine | Barr Labs | 253 | -31 |

Source: IMS Health, IMS World Review 2003



# Parkinson's disease

Parkinson's disease is a progressive neurodegenerative disruption of the central nervous system. The disease is characterised by tremors, slow movements, stiffness in arms and legs and balance problems. Next to Alzheimer's disease, Parkinson's disease is the most common neurodegenerative disorder.

There is no cure for Parkinson's disease. It is a progressive disorder whose impact reaches far beyond the clinical signs and symptoms exhibited by those afflicted.

Parkinson's disease not only places severe burden on the patients but also on their family, entourage and society. Patients often suffer disrupted family and personal relationships, withdraw from social and leisure activities and frequently suffer from depression (even from the earliest stages of the disorder). As the disease progresses and deterioration increases, the family unit's quality of life and financial status follow suit. This becomes aparent by increased financial burden to the family and society, changes in caregiving roles of family members vis-à-vis the patient.

Patients suffering from Parkinson's disease increase health resource use and caregiver burden. In Sweden the annual burden to society including both direct and indirect costs, has been estimated at EUR 13,800 (USD 16,869) per patient and these findings are roughly within the same range as estimates from other developed nations. (Source: Movement Disorders, 2002). As Parkinson's disease is most often prevalent among the older population, the number of Parkinson sufferers is expected to grow as the general population in the Western world ages.

The greatest financial costs associated with Parkinson's disease can be attributed to loss of production (e.g. forced early retirement) followed closely by homecare and direct healthcare costs (e.g. physician and hospitalisation costs). While drug therapy makes up the largest portion of direct health care costs, it accounts for only 10% of total costs. (Source: Movement Disorders, 2002 and 2003).

### Prevalence

The cause of Parkinson's disease still remains to be found. Although many analyses have been made to identify the cause of Parkinson's disease, there is still no explanation why people develop the disease. Scientists have investigated possible connections between Parkinson's disease and specific environmental impacts, infections or folic acid deficiency in our diet. Parkinson's disease is mainly characterised by the loss of dopaminergic pathways in the part of the brain called substantia nigra, and studies have shown that the symptoms of Parkinson's disease do not appear until up to 80% of the dopaminergic nerve cells have been lost.

It is estimated that close to 4 million people worldwide suffer from Parkinson's disease. The disease afflicts both sexes equally, and the initial symptoms typically appear when people are in their late 50s or early 60s.

Approx. 1% of the population over the age of 65 is estimated to suffer from the disease. In the USA and Japan and the five major European markets (France, Germany, Italy, Spain and the UK) an estimated 2.7 million people suffered from Parkinson's in 2001. Of this group, 85% are over 65 years of age. About 70% of Parkinson sufferers are believed to be correctly diagnosed. Given the rising proportion of elderly people in society, the number of Parkinson patients is expected to grow by 2% per annum until 2006 in the USA and Japan and in the five major European markets.

### Lundbeck's drugs and R&D activities

Lundbeck is conducting several Parkinson research projects. In addition, Lundbeck has one drug candidate in clinical development and one drug for which registration has been applied.

**Drugs in clinical development**

| Compound | Activity | Indication | Development stage | Registration application | Expected launch |
|---|---|---|---|---|---|
| *Rasagiline* | *MAO-B inhibitor* | *Parkinson's disease* | *NDA* | *2003* | *2004* |
| CEP 1347 | Kinase inhibitor | Parkinson's disease | II & III | 2006+ | 2006+ |

# "It is estimated that close to 4 million people worldwide suffer from Parkinson's disease"

In October 2003, Lundbeck and the licensor Teva Pharmaceuticals in Israel filed a European registration application for rasagiline for the treatment of Parkinson's disease. Rasagiline is a MAO-B inhibitor which in clinical studies has shown to be well-tolerated and effective as monotherapy as well as in combination with standard levodopa. Lundbeck expects to start the launch of rasagiline in 2004.

Lundbeck has the exclusive rights to market rasagiline in a number of European markets and other markets, and will collaborate with Teva in marketing the drug in specific markets in Europe. Rasagiline will be the first drug marketed by Lundbeck for the treatment of Parkinson's disease, and it is expected to create an important platform for the company in the field of Parkinson's disease ahead of the launch of CEP 1347, which is in clinical development phase II.

Existing drugs to treat Parkinson's disease only offer symptomatic relief, so intensive research is conducted in disease-modifying drug candidates. The drug candidate CEP 1347 is a potent inhibitor of members of the mixed lineage kinase (MLK) family. MLK family members are key participants in the activation of c-jun N-terminal kinase (JNK), which is thought to underlie neuronal dysfunction and subsequent death. Research at Cephalon and Lundbeck has shown that CEP 1347 enhances the survival of nerve cells that produce dopamine. Additionally, animal models of Parkinson's disease have shown that CEP 1347 protects precisely those dopamine-producing neurons whose destruction inflicts Parkinson's disease.

Lundbeck and Cephalon have initiated a joint, major phase II study. The objective of the study is to identify whether CEP 1347 is well-tolerated and whether it can stop or delay disease progression. The study is conducted at a number of centres in the USA and Canada and will enroll 800 patients. Each patient will be enrolled for two years. If CEP 1347 proves capable of delaying or stopping the progression of Parkinson's disease, it would be a revolution relative to existing treatments.

Lundbeck holds exclusive commercial rights to market CEP 1347 in Europe, South America, Australia, South Africa and several other countries, while Cephalon and Kyowa Hakko Kogyo Co., Ltd. hold the rights to the commercialisation of CEP 1347 in the rest of the world.

**Existing treatments and drugs in the market**

The current market for anti-Parkinson drugs is characterised by a large number of drugs that all only offer symptomatic treatment. Levodopa drugs are the most commonly used drugs. These drugs supply the missing compound dopamine in the brain. Levodopa, which is often referred to as L-dopa, has been the most common treatment for the past 30 years. Levodopa is particularly effective in patients in the early treatment stage, but it causes severe long-term side-effects in the form of involuntary movements, on-off syndromes and hallucinations.

As a result, other drugs are often used in the early treatment stages to defer the use of levodopa. Consequently, Parkinson treatments are often initiated with a dopamine agonist – a drug that acts directly on the dopamine receptor, replacing the lost dopamine. However, the agonists are not as effective, so most patients are treated with levodopa drugs at some point during treatment.

Another group of drugs, catechol-O-methyl transferase inhibitors (COMT), reduce the conversion of levodopa at peripheral sites and are used in advanced stage patients with Parkinson's to stabilise the levodopa level.

The existing treatment of Parkinson's disease only treat the symptoms of the disease, and levodopa only offers efficacy for a few years. Consequently, there is a great need for developing disease-modifying drugs which can slow down or stop the disease from progressing.

**What is Parkinson's disease?**

Parkinson's disease is a progressive neurological disease caused by lack of the neurotransmitter dopamine.

Parkinson's disease is one of several motor system disorders. Parkinson's and related disorders are the result of the loss of dopamine-producing brain cells in the patient, primarily in the so-called black substance, substantia nigra. Dopamine is one of several chemical neurotransmitters responsible for transmitting signals within the brain. Loss of dopamine results in loss of normal nerve cell activity, leaving patients unable to direct or control their movement in a normal manner.

The primary symptoms of Parkinson's are tremors in hands, arms, legs, and head; muscle rigidity that leaves the body immovable and the face expressionless; slowness of movement; and impaired balance and coordination. Patients may also have difficulty walking, talking, or completing simple tasks. The disease is both chronic and progressive. There are a few cases of inherited Parkinson's disease. Early symptoms can be subtle and difficult to diagnose.



# Parkinson's disease

**Market size**

The market for drugs for the treatment of Parkinson's disease was USD 1.8 billion in 2002, an increase of 8% over 2001. Growth rates in the Parkinson's market are relatively small, among other things because there have been no significant improvements in the treatment since the introduction of levodopa.

The most commonly used drug in the treatment of Parkinson's disease is levodopa, which is most often used in combination with carbidopa, which prevents the conversion of levodopa into dopamine before levodopa crosses into the brain.

Unlike for other central nervous system diseases (CNS), the market for anti-Parkinson drugs is larger in Europe than in the USA. In 2002, Europe accounted for 37% of the market, North America for 36% and the rest of the world for 27%. The European market for anti-Parkinson drugs posted stronger growth than the US market from 2001 to 2002.

**Market share of the major anti-Parkinson drugs in value, Q3 2003, USA**



Dopamine agonists
Levodopa
COMT
Anticholinergics
MAOI
NMDA
%
0
10
20
30
40
50
60


Source: IMS Health, IMS Dataview Q3 2003

**Geographical distribution of the anti-Parkinson market**



North America
Europe
Rest of world
27%
36%
37%


Source: IMS Health, IMS World Review 2003

**Market share of the major anti-Parkinson drugs in value, Q3 2003, Europe**



Dopamine agonists
Levodopa
COMT
Anticholinergics
MAOI
NMDA
%
0
10
20
30
40
50
60


Source: IMS Health, IMS Dataview Q3 2003

"WHO estimates that approx. 1% of the world's population at some point in life will be affected by schizophrenia"

# Schizophrenia

Schizophrenia is a severe, disabling and, most often, chronic brain disorder with a considerable impact on the patients' quality of life. Furthermore, schizophrenia affects the patients' family, service systems and society as a whole.

As a chronic illness its costs to society are persistent. Schizophrenia is prevalent among a relatively small group of the population, but not least owing to its serious nature, the disease places a disproportionately large economic burden upon society.

The disease is particularly costly in medical care, treatment and rehabilitation in the healthcare system, and people afflicted with the disease suffer reduced or lost ability to work.

In the United States, where 0.5% of the population is affected by the disease, the total economic burden of schizophrenia in 1990 was estimated to be USD 32.5 billion (the equivalent of USD 47.6 billion today after consumer price index adjustment). By contrast, total costs of anxiety disorders - although ten times more prevalent than schizophrenia - amounted to USD 42 billion annually. Schizophrenia prescription drug costs in the US were USD 2.9 billion in 2002, a minor percentage of the total costs. (Sources: Psychiatry, 1990, Psychiatry, 1993 and Decision Resources, Inc., 2003, Psychiatic Disorders Study #4, June 2003).

All of the above, however, should be considered as conservative estimates of the true costs of schizophrenia. Costs associated with pain and suffering and loss of income among groups of people not included in the estimates – for example the homeless and patients under 18 years of age – have yet to be accurately calculated.

Nevertheless, effective treatments (both pharmacological and psychological) applied as early as possible indicate that symptoms and patients' quality of life can be greatly improved and that potentially vast savings could be realised. For example, medication costs are more than offset by reduced hospitalisation. This also means that the financial burden on patients' families would be greatly reduced.

**Prevalence**

The symptoms of schizophrenia most often occur in late adolescence or early adulthood. Men and women are equally affected, but epidemiological studies indicate that women develop the disease at an older age than men.

The precise explanation as to why the disease occurs is unknown, but studies have shown that certain factors may increase the risk of developing schizophrenia. For example, studies have shown that twins suffers a greater risk of developing schizophrenia if their other twin suffers from the disease. Other studies have shown that people who grow up in urban areas run a greater risk of developing schizophrenia than those who are raised outside urban areas.

The antipsychotic market comprises drugs for the treatment of different types of psychotic disorders, including schizophrenia. Some 9.6 million people suffer from a psychotic disorder in the seven major pharmaceutical markets alone (France, Germany, Italy, Japan, Spain, the UK and the USA). (Source: Decision Resource, Inc., 2002, cognos study #65).

Schizophrenia is one of the major psychotic disorders, and the WHO estimates that approx. 1% of the world's population at some point in life will be affected by schizophrenia, while 0.5% of all people will be afflicted by the disease at any given time. In the seven markets mentioned above, it is estimated that approx. 3.6 million people suffered from schizophrenia in 2002. In the same period, an estimated 2.9 million people had been diagnosed as schizophrenia patients in these markets. This means that 79% of all schizophrenics had received the correct diagnosis. The diagnosis rate is approx. 80% both in the USA and Europe, while it is slightly lower in Japan, at approx. 75%. (Source: Decision Resources, Inc, Psychiatric Disorders Study #4, June 2003).

**Lundbeck's drugs and R&D activities**

For many years, schizophrenia has been one of Lundbeck's core areas within research and development, and Lundbeck has launched several antipsychotic drugs since the late 1950s. Lundbeck was one of the first companies to develop and market the first drugs to treat schizophrenia and other psychotic disorders, and the company was also a front-runner in the development of the latest generation of antipsychotic drugs – the so-called atypical antipsychotics.

Lundbeck's first antipsychotic drug was chlorprothixene, which is known under the trademark Truxal®. Truxal® was launched in 1959 and was followed by Fluanxol® (flupentixol) and Clopixol® (zuclopenthixol). These drugs gave Lundbeck a key role in the antipsychotic market. In 1996, Lundbeck launched Serdolect® (sertindole), which was among the first atypical antipsychotics in the market. In 1998, Serdolect® was withdrawn from the market due to fears that it might cause heart problems. The suspension of Serdolect® was lifted in 2001, but the drug cannot be prescribed ordinarily until after the completion of the ongoing post-marketing study. Lundbeck expects Serdolect® to be available for general prescription in 2005 at the earliest.







# Schizophrenia

**Drugs in clinical development**

| Compound | Activity | Indication | Development stage | Registration application | Expected launch |
|---|---|---|---|---|---|
| Sertindole | $D_2$-$5HT_2$ | Schizophrenia | Post-marketing study | | 2005 |
| Bifeprunox | Dopamine/Serotonin | Schizophrenia | III | 2005 | 2006 |
| Lu 31-130 | Monoaminergic | Psychosis | I | 2006+ | 2006+ |

**Launched drugs**

| Compound | Activity | Indication | Trademark | First registration | Approved, no of countries |
|---|---|---|---|---|---|
| Melperone | Typical antipsychotic | Psychotic disorders | Buronil®, Bunil® | 1968 | 12 |
| Zuclopenthixol | Typical antipsychotic | Schizophrenia and other psychotic disorders, anxiety, restlessness and insomnia | Cisordinol®, Clopixol® | 1982 | 73 |
| Zuclopenthixol-decanoate | Depot antipsychotic | Maintenance treatment of chronic psychotic disorders | Cisordinol Depot®, Clopixol Depot®, Ciatyl-Z Depot® | 1976 | 73 |
| Zuclopenthixol-acetate | Typical antipsychotic | Acute psychotic episodes, exacerbation of psychotic disorders | Cisordinol-Acutard®, Clopixol-Acutard®, Clopixol-Acuphase®, Ciatyl-Z-Acuphase® | 1986 | 70 |
| Flupentixol | Typical antipsychotic | Mild depression, schizophrenia and other psychotic disorders | Fluanxol®, Fluanxol Mite®, Depixol® | 1965 | 69 |
| Cis(Z)-flupentixoldecanoate | Depot antipsychotic | Maintenance treatment of chronic psychotic disorders | Fluanxol Depot®, Depixol Inj.® | 1970 | 72 |
| Chlorprothixene | Typical antipsychotic | Schizophrenia and other psychotic disorders, anxiety and restlessness, withdrawal symptoms in drug addicts | Truxal®, Truxaletten® | 1959 | 21 |

Lundbeck currently has two other drug candidates in clinical development. Bifeprunox is a potent partial dopamine D2 receptor agonist and serotonin $5\text{-}HT_1A$ agonist that is expected to treat both the positive and negative symptoms of schizophrenia. Bifeprunox has been in-licensed from the Belgian firm Solvay Pharmaceuticals B.V. Lundbeck holds the rights to market the product outside the USA, Canada, Mexico and Japan. In 2003, Lundbeck and Solvay moved bifeprunox into phase III clinical trials after the drug candidate had shown positive results in the joint phase II program. A finalised placebo controlled dose-finding study showed bifeprunox to be efficacious and well tolerated in the treatment of patients with schizophrenia. The tolerability profile was very encouraging with no indication of weight gain, cardiovascular or extra pyramidal side effects (EPS), which are motor side effects such as slow movements and tremors.

In 2003, Lundbeck commenced the first phase I clinical studies of Lu 31-130, which Lundbeck has developed in-house. The decision to bring the program into phase I was based on pharmacological data indicating antipsychotic activity combined with a reduced side-effect liability in vivo. Lu 31-130 is an atypical antipsychotic potentially capable of treating different psychotic indications.

**Existing treatments and drugs in the market**

The first drugs for the treatment of schizophrenia and other psychotic disorders were introduced in the 1950s. At that time, the drugs represented major progress in the treatment of psychotic patients, proving effective in treating the positive symptoms of schizophrenia. However, they were less effective in treating negative symptoms, and treatments with these drugs induced extra pyramidal symptoms (EPS).

The latest generation of antipsychotic drugs were launched in the late 1990s. These drugs are characterised by being effective in the treatment of both positive and negative symptoms – although the effect in treating negative symptoms is still not convincing. In addition, treatment with atypical antipsychotics does not cause EPS. This is one of the reasons for the huge success that these drugs have enjoyed. The market for antipsychotics is dominated by the atypical antipsychotics, which currently account for 98% and 78% of the total antipsychotic market in the USA and Europe, respectively. Growth in atypical antipsychotics amounted to 24% in 2002, while the market for the early antipsychotics declined by 9% in 2002. (Source: IMS Health, IMS World Review 2003)

The treatment of psychotic disorders can still be improved in a number of areas. Future drugs can contribute to enhancing the treatment of psychotic disorders by improving treatment efficacy and reducing the side-effect liability. Up to 30% of all schizophrenic patients are refractory to existing drugs.

### Market size

In 2002 the market size for antipsychotics accounted for 15% of the total market for drugs to treat diseases in the central nervous system. The market for antipsychotics was USD 9.5 billion in 2002, an increase of 20% over 2001.

The antipsychotic market is larger in the USA than in Europe because of the extensive use of atypical antipsychotics in the USA. Atypical antipsychotics are more expensive than the traditional antipsychotics, and the general price level for antipsychotics is up to three times higher in the USA than in Europe. Relative to 2001, however, the European antipsychotic market posted stronger growth than the US market.

**Geographical distribution of the antipsychotics market**



North America
Europe
Rest of world
10%
22%
68%


Source: IMS Health, IMS World Review 2003

The best selling drugs are Zyprexa® (olanzapine) from Eli Lilly, Risperdal® (risperidone) from Johnson & Johnson, Seroquel® (quetiapine) from AstraZeneca, Leponex® (clozapine) from Novartis, Abilify (aripiprazol) from Bristol Meyers-Squibb and Zeldox® (ziprasidone) from Pfizer. Zyprexa® is the best selling drug, recording revenue of more than USD 4 billion in 2002.

| Brand name | Active ingredient | Marketing corporation(s) | Sales 2002 worldwide (USDm) | Growth in % |
|---|---|---|---|---|
| Zyprexa® | olanzapine | Eli Lilly | 4032 | 22 |
| Risperdal® | risperidone | Johnson & Johnson | 2474 | 15 |
| Seroquel® | quetiapine | AstraZeneca | 1262 | 57 |
| Leponex® | clozapine | Novartis | 330 | -3 |
| Zeldox® | ziprasidone | Pfizer | 249 | 79 |
| Solian® | amisulpride | Sanofi-Synthelabo | 119 | 22 |

Source: IMS Health, IMS World Review 2003.



# Schizophrenia

**Symptoms of the disease**

Schizophrenia afflicts both sexes equally, and typically starts in late adolescence, but slightly later in women than in men. Sometimes, the disease is initially misinterpreted as difficulties associated with puberty, school fatigue, effects of cannabis abuse, etc. In some cases, it is possible to identify discreet symptoms some years before the actual onset of the disease. When the disease manifests itself, it thoroughly impacts on the patient's mind and perception of the surrounding environment.

Hallucinations (very often in the form of "voices" speaking about the patient in the third person) and delusions (typically persecution mania and delusions of a bizarre nature) are common symptoms. The patient's thoughts and speech often become incoherent and difficult to understand. Certain patients may become agitated and sometimes verbally or physically aggressive. These symptoms are often called positive, because they resemble normal mental functions or personality traits, albeit in an exaggerated and distorted form. In periods of pronounced positive symptoms, patients are said to be in an acute psychotic state. Medical treatment best impacts positive symptoms.

Negative symptoms are also frequent in patients with schizophrenia. They are called negative because they represent a lack or loss of normal mental functions or personality traits. Social interaction deficits, emotional impairment, lack of facial expressions, lack of drive and general difficulty in feeling pleasure are common negative symptoms. Although negative symptoms do not appear to be as dramatic as positive symptoms, they significantly diminish the patients' quality of life.

Many patients with schizophrenia also have depressive symptoms. It can be difficult to distinguish such symptoms, especially from the negative symptoms, but they are usually considered as a separate group. Suicide is far more frequent among patients with schizophrenia than among the general population. Combined with other factors (including abuse, poor social conditions), suicide contributes to increased mortality in patients with schizophrenia.

**Positive and negative symptoms of schizophrenia**

*Positive symptoms:*
- Hallucinations
- Delusions
- Agitation
- Aggression
- Abnormal behaviour
- Distorted thinking

*Negative symptoms:*
- Social detachment
- Isolation
- Poor personal hygiene
- Impaired ability to express joy and sorrow
- Lack of spontaneous speech and thought.

**Market share in the atypical antipsychotic market, USA Q3 2003**


Olanzapine
Risperidone
Quetiapine
Aripiprazole
Ziprasidone
Clozapine
%
0
10
20
30
40
50

Source: IMS Health, IMS Dataview Q3 2003

**Market share in the atypical antipsychotic market, Europe Q3 2003**


Olanzapine
Risperidone
Quetiapine
Aripiprazole
Clozapine
Ziprasidone
%
0
10
20
30
40
50

Source: IMS Health, IMS Dataview Q3 2003

"Lundbeck and Merck have signed an agreement for the exclusive US development and commercialisation of gaboxadol"

# Sleep disorders

Insomnia is the most common type of sleep disorder and is considered to be a symptom rather than an actual disease or syndrome. Insomnia is one of the most complained about but least understood and misdiagnosed disorders known today.

About 25% of adults complain of insomnia, however only one insomniac out of four mentions it to his doctor during a visit for another problem and only one in twenty actually seeks help for their specific sleep problem. Given these parameters, obtaining an accurate estimate of its burden on society is complicated.

Although the data that exists concerning the economic consequences and effects of insomnia is from the mid 1990s, it clearly indicates that its total cost to society is profound. In the USA, estimates range between USD 92.5 and USD 107 billion for both the direct and the indirect economic consequences of insomnia. (Source: Economic effects of insomnia, 1994). There is a need for more epidemiological and socio-economic data to make more exact calculations of the economic burden of insomnia on society.

**What are sleep disorders?**
Sleep disorders cover a range of disorders, insomnia being by far the most prevalent. Other sleep problems include sleep apnoea and restless legs syndrome (RLS).

Insomnia is characterised by one or more of the following symptoms: Patients have difficulty in falling asleep and in sleeping without interruption. They wake up frequently, or very early, and feel that they have slept lightly and do not feel rested after sleeping.

Sleep apnoea is described as a period when there is no airflow at the nose and mouth for ten seconds or more, which typically stops when the patient awakens abruptly.

Restless legs syndrome is characterised by a creeping or prickling sensation that primarily occurs in the calves. The feeling occurs when the patient lies down to rest or sleep, and it can only be alleviated by getting up and walking about.

Based on data from 1995, the latest and most recognised analysis of the economic burden of insomnia in the USA estimates the direct costs of insomnia to be USD 13.9 billion annually. This includes outpatient visits, sleep recordings, medications directly devoted to insomnia, and charges for medical care and/or treatment. It is noteworthy that only USD 809 million is spent on prescription medication used for insomnia whereas over USD 1.1 billion is spent on non-prescription remedies such as alcohol (USD 781 million), OTC medications (USD 326 million), and melatonin (USD 50 million). (Source: Sleep, 1999).

The market for drugs to treat insomnia has undergone extensive development since then, and by comparison, sales of the three major drugs in the sleep market (Stilnox®/Ambien® (zolpidem) from Sanofi-Synthelabo, Imovane® (zopiclone) from Aventis and Sonata® (zaleplon) from Wyeth-Lederle) amounted to USD 1.3 billion in North America in 2002 (Source: IMS Health, IMS Dataview Q4 2002).

The field of sleep disorder and economics remains largely unexplored and prospective studies should be made to compare treated and non-treated insomniacs in order to better grasp the burden of insomnia on public health and society.

**Prevalence**
Sleep disorders are prevalent among the general population. It is estimated that 19-36% of the adult population in the seven major pharmaceutical markets (France, Germany, Italy, Japan, Spain, the UK and the USA) suffered from a sleep disorder in 2000.

Sleep disorders cover a range of disorders, the best known types being insomnia, sleep apnoea and restless legs syndrome (RLS). Insomnia is the most prevalent sleep disorder, and there were an estimated 164 million insomniacs in 1998. Sleep apnoea, described as a period when there is no airflow through the nose and mouth for ten seconds or more, is a less prevalent disorder. It is estimated that close to 12 million people suffered from this disorder in the seven major pharmaceutical markets in 1998. Sleep apnoea is unevenly distributed among the sexes, with an estimated 4% of all adult men and 2% of all adult women suffering from the disorder. Close to 40 million people are believed to suffer from restless legs syndrome, which is characterised by a creeping, prickling sensation that primarily occurs in the calves.

Although prevalent among the adult population, insomnia remains a highly underdiagnosed disorder. There are a number of reasons for this, but some of the key factors are unwillingness to see a doctor, self-medication or acceptance of the problem without taking any action. Epidemiological studies conducted in the USA show that only about 25-30% of patients who mention their insomnia to their doctor during a visit for another problem will be diagnosed with insomnia. More or less the same applies in Europe, where an estimated 20-30% of insomniacs are diagnosed correctly.



# Sleep disorders

The sleep apnoea diagnosis rate in the USA is well above that for Europe. It is estimated that about half of the persons who suffer from this disorder consult their doctor. About 50% of these will be referred to a specialist. In Europe, the diagnosis rate is a great deal smaller, with only 1 out of 18 patients with sleep apnoea being correctly diagnosed. The most frequently used treatments are breathing assistance devices and, to a lesser extent, surgical procedures.

Patients suffering from RLS are more frequently diagnosed correctly in the USA than they are in Europe. In the USA, an estimated 25-50% of all RLS patients consult their doctor about the problem. A large proportion of these patients will be referred to a neurologist for diagnosis. In Europe, it is estimated that only about 10% of the patients will consult their doctor about their disorder (Source: Decision Resources, Mosaic Study #18, 2000).

**Lundbeck's drugs and R&D activities**

Lundbeck has not previously developed drugs for the treatment of sleep disorders, and gaboxadol is the first drug candidate for the treatment of sleep disorders in Lundbeck's pipeline.

Gaboxadol was in-licensed from Garching Innovation on behalf of the Max Planck Institute, Munich, in 1999. Gaboxadol is a direct-acting $GABA_A$ agonist, which has a mode of action different from that of benzodiazepine receptor ligands. Gaboxadol interacts directly with the GABA receptor site and mediates its effects via a GABA receptor population that is not modulated by benzodiazepines. Lundbeck has the global rights for gaboxadol.

In clinical trials, gaboxadol has shown sleep-inducing as well as sleep maintaining properties, with improvements in sleep architecture. This would indicate that patients achieve a normal sleep pattern when treated with gaboxadol. Moreover, gaboxadol has not shown signs of abuse potential, which is a well-described risk of other hypnotic agents. Phase III clinical trials of gaboxadol were initiated in June 2003.

Lundbeck and Merck & Co., Inc. have signed an agreement for the exclusive US development commercialisation for gaboxadol. Merck and Lundbeck will jointly complete the ongoing phase III program, with Merck funding the majority of the remaining development activities. The parties anticipate that Merck will file an NDA with the US Food and Drug Administration (FDA) between late 2006 and mid-2007. Following FDA approval, the companies plan to co-promote gaboxadol in the United States.

In addition to a share of gaboxadol sales in the US, Lundbeck will receive an initial payment of USD 70 million and up to USD 200 million in additional milestone payments prior to the launch of gaboxadol in the US market.

**Existing treatments and drugs in the market**

Not least owing to the relatively large degree of self-medication, the market for treating sleep disorders is characterised by the use of many types of drugs and non-pharmaceutical remedies.

The first generation of drugs suitable for treating insomnia – the most prevalent sleep disorder – were the so-called benzodiazepines. Launched in the early 1960s, benzodiazepines are still used today on a relatively large scale, but the use of these drugs may cause serious adverse side-effects. The use of benzodiazepines for insomnia is often characterised by a change of the normal sleep pattern, especially involving a reduction of the quality and quantity of REM sleep (Rapid Eye Movement). REM sleep is believed to greatly affect our learning capacity and to restore the brain's mental processes. Furthermore, the use of benzodiazepines may lead to addiction and abuse.

The most frequently used drugs to treat insomnia today are the latest generation of hypnotic agents first marketed in the late 1980s – Stilnox®/Ambien® (zolpidem) from Sanofi-Synthelabo, Imovane® (zopiclone) from Aventis and Sonata® (zaleplon) from Wyeth-Lederle. These drugs have a better tolerability profile than the benzodiazepines, but treatment with these drugs still involves a risk of

**Drugs in clinical development**

| Compound | Activity | Indication | Development stage | Registration application | Expected launch |
|---|---|---|---|---|---|
| Gaboxadol | $GABA_A$ agonist | Sleep disorders | III | 2006+ | 2006+ |

addiction. They each have different tolerability profiles, but typical side-effects are drowsiness, dizziness and headache.

In addition to benzodiazepines and dedicated hypnotic agents, a number of other drugs are used for treating sleep disorders, including antidepressants and antihistamines. Moreover, a number of unapproved drugs such as melatonin and health products are used.

### Market size

As a large quantity of unregistered medicine/health products and other non-pharmaceutical therapies are used in the treatment of sleep disorders, it is impossible to obtain an accurate estimate of the size of the market. Furthermore, as the disorders are underdiagnosed, the current calculation of the market size does not give a true view of the actual volume.

The hypnotic agent Stilnox®/Ambien® is the best-selling drug in the market. The market for sleep disorders has surged since Stilnox®/Ambien® and the other drugs were launched in the 1980s, and total world wide sales of zolpidem, zopiclon and zaleplon were USD 1.7 billion in 2002, an increase of 22% over 2001. Stilnox®/Ambien® accounted for 84% of this revenue.

Among other things due to the large price difference between the European and the US market, global sales of hypnotic agents are unevenly distributed. In 2002, sales in North America represented 78% of global sales, and since the North American share of the market was 76% in 2001 the North American market thus outgrew the European market in the same period. (Source: IMS Health, IMS Dataview Q4 2002)

**Market shares, sleep disorders**



Zolpidem
Zopiclon
Zaleplon
6%
10%
84%


Source: IMS Health, IMS Dataview Q3 2003

**Geographical distribution of the zolpidem, zopiclon and zaleplon market**



North America
Europe
Rest of world
7%
15%
78%


Source: IMS Health, IMS Dataview Q3 2003





# Know-how and competencies

Lundbeck's employees work to improve the quality of life for people suffering from psychiatric and neurological diseases. That is Lundbeck's mission. Our vision is to become the world's leading company within this field. Lundbeck is implementing various measures and is developing HR processes, which in 2003 enabled us to better work towards our mission and vision.

### Human resource strategy

Lundbeck has defined a number of ambitious goals for employee development. Lundbeck's value as a company depends on its ability to conduct research in, develop and market new competitive drugs. This goal is feasible only with the assistance of motivated and competent employees.

However, employee development involves more than just the HR department. Together with the immediate superior, each employee assumes responsibility for his or her own development. Moreover, the level of competencies in the individual units is supervised on an ongoing basis relative to the anticipated needs to ensure optimal utilisation of training resources.

### Salary and career

Lundbeck is an international organisation with subsidiaries around the world. Accordingly, pay and working conditions are adapted to local conditions. It is important that we are able to offer our employees a competitive salary, and that we reward employees who make an extra effort and who make a difference.

Lundbeck's wage system consists almost solely of individual wage packages which are given on the basis of a long-term assessment of each individual employee. In addition to the salary, Lundbeck offers its employees a number of benefits focusing on health, insurance, leisure activities and social events.

Ambitious employees at Lundbeck should feel that we help them realise their career plans. A professional career not only involves being the head of a department with many employees. It could just as easily involve possessing high professional skills and contributing specialist knowledge.

When we appoint managers, we aim to recruit suitable in-house candidates.

Another area of emphasis is that our employees share in the values that they help to generate. Accordingly, Lundbeck employees are offered employee shares, and many employees are shareholders of the company. This helps to strengthen the bonds between Lundbeck and its employees.

### An attractive workplace

Lundbeck received 3,100 unsolicited job applications during 2003 – 100 less than in 2002. In 2003 we also experienced a slight decline in the number of solicited applications due to fewer positions being advertised.

Lundbeck has traditionally had a low staff turnover. Compared with an average staff turnover in comparable Danish companies of close to 10%, Lundbeck's 2002 staff turnover was 6.5%. In 2003, Lundbeck's staff turnover rose because of the staff reductions in September.

**Staff turnover rate for Lundbeck Denmark**

| Year | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| Percentage of employees | 9.2 | 10.0 | 8.3 | 6.5 | 8.3 |

Lundbeck regularly measures employee satisfaction throughout the Group. These surveys are used for identifying and articulating areas of possible improvement.

### Developing competence

Lundbeck's success builds on research, development and marketing of unique pharmaceutical drugs. For this purpose, we require employees in a constant learning process. Accordingly, Lundbeck allocates a number of resources to developing its employees, and we pursue a comprehensive competence building programme.

A number of workshops were held for the Lundbeck managers in 2003. The purpose of these workshops was to provide Lundbeck managers with an in-depth understanding of the Lundbeck corporate culture and values. The workshops were also intended to prepare them for the management challenges of a rapidly changing world.

Our management development programme focuses on ensuring that Lundbeck's managers have a broad cultural understanding, providing them with the best possible tools to perform in Lundbeck's different markets. The courses were held by Lundbeck itself in close collaboration with teachers from INSEAD and other leading international educational institutions. Lundbeck's management was closely involved in the process, participating as teachers and speakers.

"Lundbeck's success builds on research, development and marketing of unique pharmaceutical drugs. For this purpose, we require employees in a constant learning process”

Lundbeck conducts a large number of courses in management training, situational self-leadership, conducting employee performance reviews, quality control and project management. The courses are developed in cooperation with leading course providers, and almost 400 courses were held in 2003.

Within R&D, the most important competence-developing factor involves participating in international scientific conferences. In addition to the professional benefit, the conferences allow the employees to form networks across companies and research institutions – networks that Lundbeck's scientists can use in their work.

Publications in international publications are an important part of the research work for the employees of Lundbeck's research.

Abstracts of many of the published articles are available at: www.lundbeck.com/ourbusiness/RandD/publications/default.asp

Supply Operations & Engineering (SO&E), Lundbeck's production division, also applies substantial resources to training, one of the objectives being to ensure that our employees comply with the stringent competence requirements defined by the authoraties in connection with the manufacture of pharmaceuticals.

Our competency development efforts are based on standards such as the Investors in People standard (IiP), and parts of our production division have received the Investors in People award. The award bears witness to the division's pro-active efforts to develop the competencies of its employees as well as their collaboration and knowledge-sharing abilities. The intention is for the entire production department to be covered by the standard.

**Staff reductions in Lundbeck in 2003**

On 29 September 2003, the management of Lundbeck initiated negotiations with the employees concerning staff reductions at Valby/Skodsborg and Lumsås. About 170 employees were scheduled to be laid off. The reductions were the result of enhanced efficiency at Lundbeck's chemical production facilities, as a combination of new production machinery and processes reduced staff requirements. Furthermore, Lundbeck found it necessary to adjust the number of employees to boost the company's competitive strength.

In connection with the staff reductions, an external consulting firm was brought in to assist the dismissed employees in finding new work outside Lundbeck.

**Description of Lundbeck**

The following is a description of Lundbeck's employees, broken down by a number of parameters.

**Number of employees, worldwide**


Number of employees, worldwide
Number
6,000
5,000
4,000
3,000
2,000
1,000
0
1999
2000
2001
2002
2003

*The number of employees has risen sharply since 1999, although the growth rate declined somewhat from 2002 to 2003.*

**Employees by function, worldwide**


Sales and marketing
SO&E
R&D
Administration
16%
20%
43%
21%

*A large share of Lundbeck's employees are in sales and marketing. The reason is that the employees of our subsidiaries primarily engage in sales activities.*



# Know-how and competencies

**Distribution by gender, worldwide, 2003**


Female
Male
47.9%
52.1%

*The pharmaceutical industry traditionally employs more women than men. This also applies to Lundbeck, although there is only a small difference.*

**Geographic composition of employees in 2003**


Denmark
UK
Other Europe
North America
Asia
Australia
South America
Africa
Middle East
1.9%
1.5%
2.2%
0.9%
3.7%
6.2%
6.4%
36.6%
40.6%

*A little over 40% of Lundbeck's staff are employed in Denmark. Outside Europe, most of the staff are employed in North America*

**Percentage of female managers in Lundbeck by management categories**


Section leader
Head of Department
Divisional director
President
Vice president
Senior vice president
%
50
40
30
20
10
0

Note: The distribution of the individual management categories is for Denmark only.

*For the entire Group, including subsidiaries, 34% of all managers are women.*

# "Lundbeck received 3,100 unsolicited job applications during 2003"

**Age composition of Lundbeck's employees in 2003**



18-25
26-34
35-45
46-55
55+
3.6%
5.6%
13.4%
38.3%
39.1%


*Lundbeck has many young employees, with more than 80% of employees below the age of 46. The reason is that most of the large number of newly employed staff are young people*

**Seniority composition of Lundbeck's employees in 2003**



0-1
2-5
6-10
11-16
16+
5.2%
5.1%
38.5%
14.7%
36.5%


Note: 0-1 years means employment of up to two years.

*Lundbeck has witnessed strong growth in recent years. As a result, nearly 40% of the employees have been employed within the past two years. But one in four employees have been with the company for more than six years*



# Environmental factors

In 2003, Lundbeck focused on enhancing the in-house organisation of environmental and occupational health and safety activities. We have implemented a more effective process in our chemical production and worked to obtain environmental certification and approval.

Drug manufacturing is a multi-stage process. Ordinarily, pharmaceutical production is not considered to be particularly harmful to the environment. The production of the active drug compounds, on the other hand, could potentially have a large environmental impact. Accordingly, we give more attention to our three synthesis factories at Lumsås (Denmark), Seal Sands (England) and Padova (Italy) than to the pharmaceutical production at Valby (Denmark). This applies both to environmental legislation and to Lundbeck's in-house environmental efforts.

At our synthesis factories, we use relatively large quantities of organic solvents. A number of the organic solvents represent a potential health and environmental hazard. Accordingly, Lundbeck and the authorities of course pay special attention to the procedures for using and disposing of solvents.

Extensive efforts are made to collect the solvents after they have been used. The bulk of the solvents is collected and re-used or shipped for incineration as chemical waste. A much smaller proportion of the solvents is released into the atmosphere as emission. We also focus on consumption of energy, water and raw materials as well as waste and waste water discharge.

### Strengthened organisation

We have restructured our environmental and occupational health and safety activities at Lundbeck's Danish entities: Lundbeck at Valby, The Lundbeck Institute at Skodsborg, Lundbeck Pharma A/S in Tåstrup and the synthesis factory at Lumsås. The groundwork for the new organisation was established in 2002, and it was formed officially in April 2003.

The supreme body of the new organisation is the Committee for Environment and Occupational Health and Safety. Pursuing policies, strategies and defined goals, the committee is responsible for managing and coordinating the environmental and occupational health and safety efforts. Lars Bang, Executive Vice President, is chairman of the committee. Furthermore, the committee has three representatives from management and three representatives elected by the employees from the areas Supply Operations & Engineering, Research & Development and Administration.

The Committee for Environment and Occupational Health and Safety has three sub-committees. The chairmen of these sub-committees are management representatives on the committee. Similarly, the committee's employee representatives are also members of the sub-committees. The sub-committees are responsible for ensuring focus on the relevant fields and for initiating, coordinating and following up on activities.

The day-to-day efforts in the field of environment and occupational health and safety are organised in units, which consist of a manager and a number of employee representatives. A total of 30 environment and occupational health and safety units have been set up, encompassing 30 managers and 57 representatives elected by the employees.

### Training

In 2003, the restructuring of our environmental and occupational health and safety efforts was supported by a comprehensive training programme. In 2003, 42 managers and selected environment and occupational health and safety representatives from the various units completed a combined environment and occupational health and safety training programme. A group of 28 persons completed a supplementary environment training programme as they had already completed a safety training programme within the past five years. Another 13 managers and representatives have initiated the programme.

Environmental and occupational health and safety factors are also being taught at Seal Sands and Padova. At Padova, training activities in the field of environment, occupational health and safety rose by 40% from 2002 to 2003.

### Activities and results

The Committee for Environment and Occupational Health and Safety defined a key goal for the Group: "investigating all accidents and near-accidents with a view to prevention. We must make a special effort to achieve good housekeeping". This goal has been retained and will continue to apply in 2004.

Through strong representation and work in the environmental and occupational health and safety organisation, the line organisation ensures that the goals are incorporated in the line organisation's action plans along with the other activities of the units. In this way, Lundbeck's environmental and occupational health and safety targets are defined in the local management system, and the line organisation is responsible for implementing the environment activities.

The environmental approvals regulate the atmospheric emission of organic solvents. The field is also regulated by an EU directive on the emission of volatile organic chemicals (VOC). The directive affects operations at Lundbeck's three synthesis factories. By 31 October 2007, existing facilities must comply with the directive's maximum values for air emission of volatile organic chemicals.

In connection with a revision of the technical description, the Lumsås synthesis factory has provided documentation that it already complies with the VOC directive. Within the next few years, Lundbeck will provide similar documentation for the two other synthesis facilities. We do not foresee any problems in complying with the directive requirements at these sites.

The efforts to have the environmental management system at Lumsås and Padova certified to the ISO 14001 standard continued throughout 2003. In-house preparations are in place, and agreements have been made to receive certification in the spring of 2004.

Ongoing improvements were made in respect of emissions at the three synthesis factories in 2003. At Lumsås, Lundbeck has optimised the system to purify the processed air. Furthermore, chemists at the plant have developed a method to transform a by-product from the manufacture of Cipralex® into a new intermediate that can be recycled to manufacture more Cipralex® and Cipramil®. This method has substantially increased productivity, while also reducing the consumption of solvents and other resources. A similar by-product from the manufacture of Cipralex® at Seal Sands is also treated at Lumsås. Coupled with an optimised purification plant, the enhanced chemical process has reduced the atmospheric emission of solvents significantly at Lumsås.

The air purification equipment at the Seal Sands factory has also been optimised, and a brand new air purification system is underway at the Padova plant. At Seal Sands, a number of resources are used to run in the new dedicated factory for manufacturing escitalopram – the active compound of Cipralex®. The production takes place in closed systems, and operations at the modern factory are satisfactory – also in terms of environmental impact.

The factory at Padova has established a new system to purify ground water pollution.

### Environmental approvals

Our headquarters in Valby and the three synthesis factories maintain a sound dialogue with the environmental authorities and our neighbours. Lundbeck's environmental policy enjoys broad acceptance, and we pursue open and constructive cooperation. Generally speaking, there are no difficulties in adhering to the requirements of the environmental authorities – neither at the present time, nor for the future requirements that we are aware of.

As agreed with the environmental authorities, Lundbeck submitted a revised technical description of the Lumsås synthesis factory to the county of Vestsjælland in 2003. The description is based on detailed mapping of the environmental factors. The description shows that the synthesis factory's environmental impact complies with the terms and conditions in force, and we do not expect any major changes to the terms and conditions at the upcoming revision. The description revealed minor noise problems for the nearest neighbours. Under the plan, the noise conditions will be complied with after the first half of 2004.

| | Environmental approvals | Status |
|---|---|---|
| Lundbeck's headquarters at Valby, Denmark | One overall environmental approval from 1997 with supplementary approvals. | The approval was extended in 2003 to cover the properties acquired in 2003. |
| Synthesis factory at Lumsås, Denmark | One overall environmental approval from 1988 with supplementary approvals. | The terms and conditions to be reviewed by the environmental authorities in 2004. |
| Synthesis factory at Seal Sands, England | One overall environmental approval from 1997 with a 2001 addendum to approve a new plant for escitalopram production. | The terms and conditions were reviewed by the environmental authorities in 2003, resulting in minor changes. |
| Synthesis factory at Padova, Italy | One approval for atmospheric emissions from 1995 and one wastewater emissions approval from 1997. | Approvals expire in 2004. Obtaining new approvals is not expected to constitute a problem. |

Lundbeck's green accounts are available at www.lundbeck.com/investor/reportsandpresentations/environreports



# Summary for the Group 1994-2003

| Income statement (DKKm) | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Revenue | 1,336 | 1,849 | 2,324 | 2,639 | 3,200 | 3,991 | 5,623 | 7,656 | 9,488 | 9,941 |
| Profit before research and development costs | 348 | 471 | 670 | 767 | 957 | 1,484 | 2,444 | 3,379 | 3,903 | 4,080 |
| Research and development costs | 189 | 257 | 334 | 433 | 619 | 824 | 1,416 | 1,541 | 1,573 | 1,933 |
| Profit from operations | 174 | 223 | 337 | 417 | 353 | 664 | 1,004 | 1,826 | 2,361 | 2,132 |
| Net financials | (15) | 30 | 5 | (3) | 68 | 239 | 386 | 79 | (286) | (76) |
| Profit before tax | 159 | 253 | 342 | 414 | 421 | 902 | 1,390 | 1,905 | 2,074 | 2,053 |
| Profit before minority interests | 112 | 166 | 237 | 281 | 298 | 655 | 996 | 1,323 | 1,269 | 1,374 |
| Net profit for the year | 109 | 156 | 236 | 278 | 292 | 655 | 985 | 1,311 | 1,269 | 1,377 |

| Assets (DKKm) | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Fixed assets | 593 | 783 | 930 | 1,028 | 1,171 | 1,677 | 2,853 | 4,635 | 5,051 | 5,957 |
| Inventories | 185 | 265 | 371 | 348 | 356 | 427 | 488 | 683 | 1,052 | 1,334 |
| Receivables | 287 | 430 | 496 | 580 | 643 | 894 | 1,479 | 1,617 | 2,305 | 2,430 |
| Cash and securities | 471 | 554 | 655 | 800 | 817 | 1,641 | 1,963 | 1,031 | 861 | 1,334 |
| **Total assets** | **1,536** | **2,032** | **2,452** | **2,756** | **2,987** | **4,639** | **6,783** | **7,966** | **9,269** | **11,055** |

| Liabilities and equity (DKKm) | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Equity | 883 | 1,038 | 1,252 | 1,530 | 1,787 | 2,911 | 3,757 | 4,742 | 5,821 | 6,914 |
| Minority interest | 4 | 4 | 5 | 4 | 4 | 4 | 25 | 5 | 0 | 7 |
| Provisions | 110 | 143 | 203 | 239 | 257 | 331 | 501 | 141 | 269 | 344 |
| Long-term debt | 122 | 405 | 40 | 92 | 29 | 24 | 63 | 51 | 43 | 380 |
| Short-term debt | 417 | 442 | 952 | 891 | 911 | 1,369 | 2,437 | 3,027 | 3,136 | 3,409 |
| **Total liabilities and equity** | **1,536** | **2,032** | **2,452** | **2,756** | **2,987** | **4,639** | **6,783** | **7,966** | **9,269** | **11,055** |

| Cash flow statement (DKKm) | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Cash flows from operating activities | 192 | 103 | 276 | 407 | 681 | 836 | 1,153 | 1,704 | 1,293 | 1,900 |
| Cash flows from investing activities | (219) | (277) | (216) | (182) | (267) | (461) | (983) | (2,045) | (1,186) | (1,479) |
| Cash flows from operating and investing activities | (27) | (174) | 60 | 225 | 414 | 375 | 170 | (341) | 107 | 421 |
| Cash flows from financing activities | 95 | 257 | 38 | (80) | (401) | 243 | (120) | (119) | (270) | 55 |
| Interest-bearing net cash at year-end | 274 | 89 | 115 | 332 | 714 | 1,412 | 1,427 | 875 | 622 | 788 |

| Ratios | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Net profit ratio (%) | 13.0 | 12.1 | 14.5 | 15.8 | 11.0 | 16.6 | 17.9 | 23.9 | 24.9 | 21.4 |
| Return on assets (%) | 20.2 | 24.0 | 24.1 | 26.3 | 24.9 | 42.2 | 43.0 | 47.8 | 48.1 | 36.9 |
| Return on equity (%) | 12.9 | 16.2 | 20.6 | 20.0 | 17.6 | 28.1 | 29.5 | 30.9 | 24.1 | 21.6 |
| Research and development costs as a percentage of revenue | 14.1 | 13.9 | 14.4 | 16.4 | 19.4 | 20.7 | 25.2 | 20.1 | 16.6 | 19.4 |
| Solvency ratio (%) | 57.5 | 51.1 | 51.1 | 55.5 | 59.8 | 62.8 | 55.4 | 59.5 | 62.8 | 62.5 |

| Ratios – continued | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Capital employed (DKKm) | 1,084 | 1,507 | 1,798 | 2,003 | 1,894 | 2,943 | 3,859 | 4,903 | 6,073 | 7,468 |
| Capital turnover (%) | 87.0 | 91.0 | 94.8 | 95.7 | 107.1 | 86.0 | 82.9 | 96.1 | 102.4 | 89.9 |
| Property, plant and equipment investments, gross (DKKm) | 210 | 267 | 206 | 165 | 257 | 335 | 714 | 975 | 784 | 962 |
| Intangible assets investments, gross (DKKm) | 8 | 17 | 18 | 23 | 15 | 40 | 238 | 908 | 270 | 913 |
| Financial investments, gross (DKKm) | 4 | 22 | 3 | 7 | 6 | 96 | 109 | 140 | 139 | 42 |
| Average number of employees | 1,205 | 1,545 | 1,829 | 2,003 | 2,286 | 2,653 | 3,002 | 3,560 | 4,534 | 5,223 |

| Share data | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Average number of shares (millions)* | 220.0 | 220.0 | 220.0 | 220.0 | 220.0 | 227.2 | 233.2 | 233.2 | 233.5 | 233.7 |
| Earnings per share (EPS) (DKK)* | 0.49 | 0.70 | 1.07 | 1.26 | 1.32 | 2.88 | 4.22 | 5.62 | 5.44 | 5.89 |
| Proposed dividend per share (DKK)* | - | 0.10 | - | 0.16 | 0.20 | 0.56 | 0.85 | 1.14 | 1.14 | 1.77 |
| Cash flow per share (DKK)* | 0.87 | 0.47 | 1.25 | 1.84 | 3.08 | 3.67 | 4.94 | 7.30 | 5.54 | 8.13 |
| Net asset value per share (DKK)* | 4.00 | 4.70 | 5.67 | 6.93 | 8.09 | 12.49 | 16.12 | 20.34 | 24.90 | 29.58 |
| Market capitalisation (DKKm) | - | - | - | - | - | 17,251 | 45,551 | 49,105 | 43,534 | 23,098 |
| Price/Earnings (DKK) | - | - | - | - | - | 25.71 | 46.32 | 37.50 | 34.26 | 16.77 |
| Price/Cash flow (DKK) | - | - | - | - | - | 20.15 | 39.56 | 28.86 | 33.63 | 12.16 |
| Price/Net asset value (DKK) | - | - | - | - | - | 5.93 | 12.14 | 10.37 | 7.48 | 3.34 |

*) Calculation based on a share denomination of DKK 5.

**Definitions:**

| | |
|---|---|
| Interest-bearing net cash | Cash less holding of treasury shares less interest-bearing debt |
| Net profit ratio** | Profit from operations as a percentage of revenue |
| Return on assets** | Profit from operations plus financial income as a percentage of average capital employed |
| Return on equity** | Profit after tax and minority interests as a percentage of average equity excl. minority interests |
| Solvency ratio** | Equity excl. minority interests, year-end, as a percentage of liabilities and equity, year-end |
| Capital employed** | Total liabilities and equity less non-interest bearing liabilities |
| Capital turnover | Revenue as a percentage of total assets, year-end |
| Earnings per share (EPS)** | Profit after tax and minority interests divided by average number of shares |
| Dividend per share** | Dividend rate multiplied by nominal value of share divided by 100 |
| Cash flow per share** | Cash flow from operating activities divided by average number of shares |
| Net asset value per share** | Equity excl. minority interests, year-end, divided by number of shares, year-end |
| Market capitalisation | Total number of shares, year-end, multiplied by the official price quoted on the Copenhagen Stock Exchange, year-end |
| Price/Earnings** | The official price quoted on the Copenhagen Stock Exchange, year-end, divided by net profit for the year per share |
| Price/Cash flow** | The official price quoted on the Copenhagen Stock Exchange, year-end, divided by cash flow per share |
| Price/Net asset value** | The official price quoted on the Copenhagen Stock Exchange, divided by equity per share, year-end |

**) Definitions according to the Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

# Financial review

The annual report of H. Lundbeck A/S has been presented in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, the International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2003.

The accounting policies applied in preparing the consolidated and parent financial statements are consistent with those of last year.

**Revenue**


Cipralex®/Lexapro™
Cipramil®/Celexa™
Other antidepressants
Ebixa®
Antipsychotics
Other revenue
DKKm
10,000
8,000
6,000
4,000
2,000
0
1999
2000
2001
2002
2003

**Revenue**

Lundbeck's revenue improved by 5% to DKK 9,941 million in 2003 from DKK 9,488 million in 2002. Measured in local currencies, revenue rose 9% relative to 2002.

Cipralex® was launched on 32 markets in 2003, and the product had been marketed in 43 countries at the end of the year. Sales of Cipralex® amounted to DKK 645 million in 2003, up from DKK 78 million in 2002.

Sales of Cipramil® outside the USA declined by 16% to DKK 4,340 million in 2003. Sales were especially affected by intensifying competition from generic products in the markets in the Nordic countries, the UK, Germany, France and Australia, where the company lost considerable market shares. A number of markets, particularly Canada, Turkey and Italy, witnessed increasing sales of Cipramil® in 2003 compared with 2002.

Lundbeck's income from sales of Lexapro™ in the USA was DKK 1,928 million in 2003, compared with DKK 777 million in 2002, an increase of 148%. In 2003, the Lexapro™ sales of Forest Laboratories, Inc. came to USD 879 million against USD 103 million in 2002.

Lundbeck's income from sales of Celexa™ in the USA was DKK 1,725 million in 2003, corresponding to a 27% reduction compared with last year. The income decline was due to the launch of Lexapro™, the successor to Celexa™. Forest has not actively been marketing Celexa™ since the launch of Lexapro™ in September 2002. In 2003, the Celexa™ sales of Forest came to USD 1,185 million against USD 1,422 million in 2002.

**Revenue in 2003 by product group**


Cipramil®
Celexa™
Cipralex®
Lexapro™
Other antidepressants
Ebixa®
Antipsychotics
Other revenue
44%
17%
6%
19%
3%
3%
5%
3%

**Revenue in 2002 by product group**


Cipramil®
Celexa™
Cipralex®
Lexapro™
Other antidepressants
Antipsychotics
Other revenue
54%
25%
1%
8%
3%
6%
3%

On recognition of income from sales of citalopram and escitalopram to Forest, the quantities of citalopram and escitalopram held in stock by Forest are only included in Lundbeck's income at the agreed minimum price.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,748 million at year-end 2003 compared to DKK 1,050 million at year-end 2002.

Reference is made to the section "Accounting for income from Forest" on page 51.

Lundbeck's sales of Ebixa® amounted to DKK 286 million in 2003, up from DKK 29 million in 2002. The major European markets of France, Germany, the UK and Spain contributed significantly to growth in 2003. At the end of 2003, Ebixa® had been launched in 21 markets.

Sales of other antidepressants and antipsychotics were DKK 755 million in 2003, corresponding to a decline of 8% or DKK 62 million compared to 2002.

Lundbeck's other revenue rose by 18% to DKK 264 million in 2003.

As a result of Lundbeck's currency hedging policy, foreign exchange losses and gains on hedging transactions are allocated directly to the hedged transaction. The hedging of the company's foreign exchange income means that this income is in reality included in the financial statements at the forward rates. The effect on the profit is DKK 340 million against DKK 122 million in 2002 compared to a situation where the income is included at the current rates of exchange during the period. Of the total effect, DKK 352 million compared to DKK 109 million in 2002 stems from the hedging of USD. The latter amount has been added to income from sales of Celexa™ and Lexapro™.

At the end of 2003, forward exchange contracts had been entered into to hedge foreign currency cash flows in 2004, primarily in EUR and USD, equivalent to a value of approx. DKK 3.6 billion. Of this amount, DKK 2.4 billion is accounted for as hedging contracts and DKK 1.2 billion as trading contracts. The average forward rates at year-end 2003 were EUR 748.06 and USD 682.79. Deferred recognition of net currency gains amounted to DKK 200 million at 31 December 2003 against DKK 211 million at 31 December 2002.

If the exchange rates at the time of realisation of the underlying transactions of these hedging contracts are at the same level as at year-end 2003, future income will be positively affected by the mentioned DKK 200 million.

**Expenses**

Lundbeck's total expenses, exclusive of net financials and tax, were DKK 7,809 million in 2003, up 10% over 2002. The increase in expenses is primarily ascribable to rising research and development costs.

In 2003, the total expenses also include costs totalling DKK 287 million, which covers severance pay in connection with the staff reductions carried out in the autumn of 2003, which led to the dismissal of about 170 employees, as well as a provision for

**Revenue in 2003 by geographical area**


UK
France
Germany
Spain
Italy
Rest of Europe
USA
Canada
Rest of world
7%
6%
8%
8%
4%
3%
4%
23%
37%

**Revenue in 2002 by geographical area**


UK
France
Germany
Spain
Italy
Rest of Europe
USA
Canada
Rest of world
7%
9%
7%
8%
4%
3%
4%
25%
33%

restructuring and closing down the company's regional sales and administration offices. Finally, an amount was allocated to cover any losses or costs in connection with the company's defence of its intellectual property rights. Of the total cost of DKK 287 million, DKK 222 million has been recognised as a provision in the balance sheet, while DKK 65 million has been recognised as debt. The debt item primarily relates to a settlement reached in December 2003 concerning the defence of the company's intellectual rights.

Cost of sales decreased by 3% in 2003 to DKK 1,759 million. The lower level of costs was attributable to improved efficiency of in-house manufacturing processes, including substantial capacity utilisation at the company's synthesis factory at Seal Sands in the UK, leading to higher production volumes and lower cost of sales. Relative to last year, the higher production volumes have led to fewer purchases from external production partners.

Distribution costs were DKK 2,486 million in 2003. The costs are on a level with 2002 and reflect the continuing high level of activity in the international sales and marketing organisation related to the launch of Cipralex® and Ebixa®.

Administrative expenses were up by 23% to DKK 1,617 million, primarily due to the above-mentioned costs of DKK 287 million. Adjusted for these costs, administrative expenses were on a level with 2002. The size of administrative expenses reflects the continued expansion of the Group's IT and communications infrastructure, especially the implementation of the company's SAP system.

Research and development costs amounted to DKK 1,933 million in 2003 against DKK 1,573 million in 2002, an increase of 23%. The ongoing development of Lundbeck's pipeline, including the completion of phase II studies concerning CEP 1347 and the initiation of phase III clinical trials of bifeprunox and gaboxadol, was a significant factor behind the cost increase. In 2003, research and development costs accounted for 19% of revenue compared to 17% in the previous year.

Depreciation and amortisation charges, which are included in the individual expense categories, totalled DKK 565 million in 2003, up from DKK 405 million in 2002. A major part of the increase in depreciation and amortisation charges is ascribable to amortisation commenced on the company's SAP-system, depreciation of the manufacturing facilities in the UK, amortisation of goodwill and other intangible assets in connection with the acquisition of Synaptic Pharmaceutical Corporation in 2003, and recent years' rising investment level.

**Income from associate**

Lundbeck's share of the results in CF Pharma Gyógyszergyártó Kft., Hungary, represented a loss of DKK 4 million before tax in 2003.

**Financial items**

In 2003, the Group's net financial expense amounted to DKK 76 million, against DKK 286 million in 2002. Of this DKK 76 million net expense, DKK 8 million was attributable to net interest income and exchange differences concerning the bond portfolio.

Realised losses on other investments exclusive of exchange differences amounted to DKK 60 million. The loss was triggered primarily by the sale of the shares in Cephalon, Inc., which represented a financial expense of DKK 67 million in 2003, against an unrealised loss of DKK 291 million inclusive of exchange differences in 2002.

The sales price totalled USD 41 million, corresponding to DKK 277 million. In 1999, Lundbeck acquired 1 million shares in Cephalon at USD 12 per share, corresponding to DKK 86 million. This means that, overall, Lundbeck realised a gain of DKK 191 million. The successful R&D partnership with Cephalon concerning the development of CEP 1347 will continue.

Unrealised losses on other investments exclusive of exchange differences amounted to DKK 18 million, against DKK 24 million in 2002 exclusive of an unrealised loss on the Cephalon shares. Lundbeck's other investments at 31 December 2003 were mainly a shareholding interest in Burrill Biotechnology Capital Fund K/S with an estimated fair value of DKK 89 million. The year's value adjustment of the Burrill shares was an expense of DKK 40 million inclusive of exchange differences. In 2003, the company sold its shares in Neurochem and Celgene Corp. (the former Anthrogenesis). The total effect of this transaction on financial items was an income of DKK 7 million.

Under the chosen hedging principle, income and expenses relating to trading, i.e. instruments that do not meet the criteria for hedging, are recognised directly under net financials at market value.

The net currency expense included in net financials amounted to DKK 6 million compared to DKK 29 million in 2002.

### Tax

Tax for the year totalled DKK 679 million against DKK 805 million in 2002. The effective tax rate was 33.1% as compared with 38.8% in 2002. The main reason for the fall in the tax rate is that 2002 was affected by a non-deductible unrealised loss concerning the company's holding of Cephalon shares.

The current tax charge for the year, including prior year adjustments, amounted to DKK 883 million, corresponding to an effective tax rate of 43%, while tax on equity items amounted to DKK 5 million. The 2003 tax rate was impacted by the increase in prepayments from Forest.

### Net profit for the year

Lundbeck achieved a profit from operations of DKK 2,132 million in 2003, equal to a fall of 10% compared with 2002. This should be viewed against the background of the USD depreciation, which had a significant impact on Lundbeck's financial performance.

Profit before tax decreased by 1% to DKK 2,053 million, and profit after tax and minority interests rose by 8% to DKK 1,377 million.

Net profit for the year per share increased by 8% to DKK 5.89 per share from DKK 5.44 in 2002.

### Investments

Lundbeck's gross investments amounted to DKK 1,887 million in 2003, up from DKK 1,198 million in 2002. The increase was attributable to the acquisition of Synaptic Pharmaceutical Corporation, a US drug discovery company.

Gross property, plant and equipment and intangible asset investments rose from DKK 1,047 million in 2002 to DKK 1,079 million in 2003.

**Investments**


Property, plant and equipment
Intangible assets
Financial assets, net
Total investment as a percentage of revenue
DKKm
%
2,500
2,000
1,500
1,000
500
0
-500
30
24
18
12
6
0
1999
2000
2001
2002
2003

In the field of production, capital investments amounted to DKK 591 million in 2003, against DKK 480 million last year. Investments made in 2003 were primarily for the completion of the planned extension of production capacity to ensure sufficient capacity for the future demand for existing and future products. In 2003, the company acquired property located close to the Valby headquarters.

As in previous years, large investments were made to enlarge research facilities in 2003. These investments totalled DKK 326 million in 2003, against DKK 277 million in 2002. At the end of 2003, the building of new facilities for biological and toxicological research was completed as scheduled. The new facilities were brought into use at the beginning of 2004.

In order to enhance its position in CNS research and development and provide a US-base for research and development operations, Lundbeck acquired Synaptic Pharmaceutical Corporation, a US drug discovery company, in 2003. The acquisition price was DKK 875 million, including cash and cash equivalents of DKK 108 million. Of the total acquisition price, DKK 487 million related to the acquisition of patents. The excess of purchase consideration (goodwill) over the fair value of assets and liabilities taken over at the time of acquisition totalled DKK 280 million. The annual impact on income of the investment will be DKK 14 million of goodwill amortisation and DKK 27 million of patent amortisation. Goodwill is amortised over 20 years, while patents are amortised over the remaining patent period. In 2003, the patents were assigned to H. Lundbeck A/S for DKK 627 million, including the results of the research activities during the year. The intra-group profit of DKK 140 million from the assignment has been eliminated in the consolidated financial statements.

Other investments and receivables, gross, totalled DKK 42 million in 2003, against DKK 139 million in 2002. The high level in 2002 was primarily ascribable to the acquisition of a large stake in C.F. Pharma. In 2003, Lundbeck made additional investments in Burrill Biotechnology Capital Fund K/S, Nordic Biotech K/S and in Privathospitalet Hamlet af 1994 A/S. The main objective of the investments is to participate in venture capital investments and to invest in business partners.

Net investments were reduced by DKK 409 million in 2003 concerning the sale of fixed assets. Of this amount, the sale of the company's shares in Cephalon represented DKK 277 million.

**Equity investments**

Other investments in Lundbeck's balance sheet include strategic investments in US venture companies and in Danish and foreign business partners. The investments are measured at market price or estimated fair value, see "Accounting policies".

At 31 December 2003, the market value or estimated fair value of Lundbeck's other investments totalled DKK 132 million, including DKK 89 million invested in Burrill Biotechnology Capital Fund K/S. At 31 December 2002, the market value or estimated fair value of Lundbeck's other investments totalled DKK 527 million. The reduction was primarily the result of Lundbeck's sale of Cephalon shares as described under "Financial items" above.

In 2003, Lundbeck sold its shares in Neurochem and Celgene Corp. for DKK 33 million.

**Cash flows**

Lundbeck's operating activities generated a cash inflow of DKK 1,900 million in 2003 compared with an inflow of DKK 1,293 million in 2002. The increase in cash flows from operations was primarily due to positive trends in working capital in 2003 resulting from rising prepayments from Forest and a lower increase in receivables compared with 2002.

Lundbeck's investing activities generated a cash outflow of DKK 1,479 million in 2003 compared with an outflow of DKK 1,187 million in 2002. Net investments in property, plant and equipment and intangible assets were DKK 986 million, which is in line with 2002. The Synaptic acquisition impacted the cash flows for the year by DKK –767 million, while the sale of the shares in Cephalon had a DKK 277 million impact on the cash flows for the year.

The free cash flow improved, amounting to DKK 421 million in 2003 against DKK 107 million in 2002.

**Cash flow**


Cash flow from operating activities
Cash flow from investing activities
Cash flow from operating and investing activities (free cash flow)
DKKm
2,000
1,600
1,200
800
400
0
-400
-800
-1,200
-1,600
-2,000
1999
2000
2001
2002
2003

Financing activities generated a net cash inflow of DKK 55 million compared with a cash outflow of DKK 270 million in 2002 after dividend payments concerning 2002 of DKK 264 million and a DKK 322 million increase in interest-bearing debt.

Lundbeck's interest-bearing net cash (the company's holding of cash and cash equivalents less interest-bearing debt) was DKK 788 million at year-end 2003 against DKK 622 million at year-end 2002. In addition to interest-bearing net cash, Lundbeck has unutilised guaranteed credit facilities of DKK 2.7 billion against DKK 1.8 billion in 2002.

Lundbeck's total cash resources at 31 December 2003 appear from the table below.

**Cash resources**

| | 2003 DKKm | 2002 DKKm |
|---|---|---|
| Cash | 524 | 388 |
| Securities | 810 | 473 |
| Interest-bearing debt | (546) | (239) |
| **Interest-bearing net cash** | **788** | **622** |
| Unutilised credit facilities | 2,694 | 1,751 |
| **Cash resources at 31 December** | **3,482** | **2,373** |

Unutilised credit facilities consist of drawing rights on the Group's banks (overdraft facilities) and guaranteed committed loans.

### Equity

Equity increased to DKK 6,914 million at year-end 2003, corresponding to 62.5% of total assets against 62.8% in 2002.

The table below shows the changes in equity.

**Changes in equity**

| | 2003 DKKm | 2002 DKKm |
|---|---|---|
| **Equity 1 January** | **5,821** | **4,742** |
| Employee share issue | - | 52 |
| Distribution of dividend | (264) | (263) |
| Additions, deferred currency gain on hedging contracts | 383 | 341 |
| Disposals, realised currency gain on hedged transactions transferred to the income statement and balance sheet | (394) | (155) |
| Exchange differences, associates | (11) | 5 |
| Proceeds from purchase/sale of treasury shares | 5 | (25) |
| Option premium paid on treasury shares | - | (105) |
| Payments under share based plans | (8) | (18) |
| Tax on equity items | 5 | (22) |
| Net profit for the period | 1,377 | 1,269 |
| **Equity 31 December** | **6,914** | **5,821** |

**Deferred recognition of currency gains/losses taken to equity**

| | 2003 DKKm | 2002 DKKm |
|---|---|---|
| 1 January | 211 | 25 |
| Additions, deferred currency gain on hedging contracts | 383 | 341 |
| Disposals, realised currency gain on hedged transactions transferred to the income statement and balance sheet | (394) | (155) |
| **31 December** | **200** | **211** |

Of the net profit for the year the Supervisory Board recommends that dividend be distributed at DKK 1.77 per share, corresponding to DKK 414 million, or 30% of the net profit for the year. Equity exclusive of the proposed dividend will amount to DKK 6,500 million after the distribution.

Return on equity was 21.6% in 2003, compared with 24.1% in 2002.

### Accounting for income from Forest

Income from sales of citalopram and escitalopram to Forest amounted to DKK 3,653 million, or 36% of Lundbeck's total revenue.

In 2003, the company received payments from Forest corresponding to a cash inflow of DKK 3,850 million.

The invoiced price is agreed between Forest and Lundbeck at the beginning of each calendar year. The price is calculated on the basis of expectations for the coming year's development in the elements included in the contractually agreed royalty calculation. These elements are: Forest's net selling prices, quantities used in sold products, quantities used in samples, quantities wasted during processing, and the various dosage levels of the finished goods.

At the end of each quarter, the invoiced amount is adjusted according to the actual size of the elements included in the contractually agreed royalty calculation. Any differences between calculated and final prices are settled between Forest and Lundbeck.

# Financial review

According to the agreement with Forest, Lundbeck is guaranteed a minimum price. The guarantee means that even in a situation of significant reduction of Forest's net selling price, Lundbeck will be ensured a minimum level of income. It also means that, if the sale of Celexa™ and Lexapro™ should be discontinued, Lundbeck will be ensured a minimum income from the materials and products that Forest might have in stock at such time.

Income from sales of citalopram and escitalopram to Forest is recognised as follows:

- Sales of both citalopram and escitalopram are invoiced at the agreed price but only the contractual minimum price is recognised as income at the time of delivery.

- The difference between the invoiced price and the minimum price of Forest's inventories is recorded in the balance sheet as prepayments.

- After the end of each quarter, the final contractual settling price is calculated. The difference between the minimum price already recognised as income and the final calculated settling price is recognised as income. At the same time, the prepayment is reduced correspondingly.

This means that the quantities of citalopram and escitalopram held in stock by Forest are only included in Lundbeck's income at the minimum price.

The difference between the invoiced price and the minimum price of Forest's inventories was DKK 1,748 million at year-end 2003 compared to DKK 1,050 million at year-end 2002.

Lundbeck monitors movements in Forest's inventories and its net selling price closely, continuously assessing the risk of the price adjustment clause becoming applicable, and repayment consequently required.

There is still not believed to be any risk that the price adjustment clause will be applied, and thus repayment required.

**Incentive plans**

In 1999, Lundbeck introduced a share option plan for the company's Executive Management and a number of key employees, an employee share plan for the employees of the Danish companies and a share price based plan for the employees of the foreign companies. In 2002, a new and broader share option plan was implemented together with an employee share plan in Danish companies as well as a share price based plan for employees of the foreign subsidiaries.

In 2003, Lundbeck's Supervisory Board, pursuant to the authority granted by the company's shareholders in general meeting in April 2003, resolved to grant a total of 2,700,000 warrants to the company's Executive Management and a number of key employees of the company and its non-US subsidiaries in 2004. In 2004, Lundbeck will also establish a Stock Appreciation Rights (SAR) scheme for key employees of the Group's American companies, with conditions similar to those of the warrant programme. The number of SARs granted will correspond to a maximum of 300,000 warrants. These incentive plans have no effect on the financial statements for 2003.

The market value of the warrants/SARs granted is calculated using the Black & Scholes formula and is based on a volatility of the Lundbeck share of 44%, a dividend payout ratio of 1%, a risk-free interest rate of 2.5% and an average holding period of 27.5 months. Applying these assumptions, the market value has been calculated at approx. DKK 23 per warrant/SAR, based on the price of the H. Lundbeck A/S share (all trades) at 8 December 2003. The market value of both schemes corresponds to a value of DKK 69.5 million.

The Supervisory Board is not comprised by the option plans.

Incentive plans are analysed by group of persons in the table on page 54.

*Share option plan for the Executive Management and key employees (1999 plan):*

The company has authorisation to grant 2,000,000 options at DKK 5 each. At 31 December 2003, 1,920,364 options had been granted, which was unchanged from 31 December 2002. The plan comprises 48 employees in Denmark and abroad. After the exercise of 213,900 options in 2003, corresponding to 21% of the exercisable number, there were 785,400 options outstanding at 31 December 2003.

*Share price based plan for employees of foreign companies (1999 plan):*
In 1999, the employees of Lundbeck's foreign subsidiaries were offered a share price based plan, which was a reflection of the Danish employee share plan. As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 422,575 shares at 31 December 2003.

*Share option plan for the Executive Management and key employees (2002 plan):*
The company has authorisation to grant 2,500,000 options at DKK 5 each. At 31 December 2003, 2,360,439 options had been granted. The plan comprises 950 employees in Denmark and abroad. No options were exercised in 2003. Thus, 2,360,439 options were outstanding at 31 December 2003.

*Share price based plan for employees of foreign companies (2002 plan):*
In 2002, the employees of most of Lundbeck's foreign subsidiaries were offered a share price based plan according to the same principles as those used for the offering of employee shares in 2002. As a result of the conditions relating to the plan, the value of the plan, including the associated social security costs, corresponded to 344,260 shares at 31 December 2003.

*Securing obligations relating to incentive plans*
The company purchased 2,740,000 treasury shares at a total cost of DKK 137.9 million to secure and implement the 1999 plans. The holding of treasury shares at 31 December 2003 totalled 2,284,957.

The option plan from March 2002 is secured by means of an option contract signed with Lundbeckfondens Investeringsselskab A/S (LFI A/S), which gives the company the right to buy up to 2,500,000 shares from LFI A/S.

*Market value of option plans (1999 and 2002 plans)*
The market value of the options granted has been calculated on the basis of the Black & Scholes formula and is based on a volatility of 44% for the Lundbeck share, a dividend payout ratio of 1% and a risk-free interest rate of 2.5%. Based on these assumptions, the market value of the 1999 plan has been calculated at DKK 15.35 per option, and the market value of the 2002 plan at DKK 0.06 per option based on H. Lundbeck A/S's share price at 31 December 2003.

*Accounting for option plans (1999 and 2002 plans)*
The liability relating to the incentive plans at 31 December 2003 totalled DKK 58 million against DKK 260 million at 31 December 2002. This liability will entitle the company to a tax deduction at the time of payment equivalent to DKK 15 million, against DKK 56 million in 2002.

The liability has been calculated as if the options were exercisable at 31 December 2003 and is not recognised in the balance sheet at 31 December 2003.

Disbursements and exercise involving the transfer of shares relating to these plans are taken to equity. The exercise period for the share option plans expires on 1 September 2004.

The holding of treasury shares acquired to secure and fulfil the incentive plans has been deducted from equity. The market value at 31 December 2003 was DKK 226 million against DKK 440 million at 31 December 2002. No provision for deferred tax has been made in respect of the shares as they are not expected to be disposed of within three years of ownership.

Note 2 to the financial statements provides a more detailed specification of the plans analysed by group of persons.

| Liability – 1999 plans | Executive Management | Executives | Other employees | Options not granted | Total options | Price DKK | Liability DKKm |
|---|---|---|---|---|---|---|---|
| Share options for the Executive Management and a number of key employees: | | | | | | | |
| Liability at 31 December 2002 | 80,000 | 643,296 | 276,004 | 79,636 | 1,078,936 | 106.71 | 115.1 |
| Options exercised in 2003 | (5,000) | (68,000) | (140,900) | - | (213,900) | | |
| Cancelled and recategorised in 2003 | 168,688 | (168,688) | - | - | - | | |
| Market value at 31 December 2003 | 243,688 | 406,608 | 135,104 | 79,636 | 865,036 | 98.82 | 85.5 |
| Exercise price at 31 December 2003 | | | | | 865,036 | (90.73) | (78.5) |
| Liability at 31 December 2003 | 243,688 | 406,608 | 135,104 | 79,636 | 865,036 | 8.09 | 7.0 |
| Liability concerning employees in foreign subsidiaries: | | | | | | | |
| Liability at 31 December 2002 | | 27,800 | 442,300 | | 470,100 | 206.34 | 97.0 |
| *Cancelled and recategorised in 2003* | | (1,900) | (45,625) | | (47,525) | | |
| Market value at 31 December 2003 | | 25,900 | 396,675 | | 422,575 | 98.82 | 41.8 |
| Special price | | | | | | (13.13) | (5.5) |
| *Amount to cover derived social security costs* | | | | | | 17.04 | 7.2 |
| Liability at 31 December 2003 | | 25,900 | 396,675 | | 422,575 | 102.73 | 43.4 |
| **Liability at 31 December 2003 (1999 plans)** | **243,688** | **432,508** | **531,779** | **79,636** | **1,287,611** | | **50.4** |

**Liability – 2002 plans**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Share options for the Executive Management and a number of key employees: | | | | | | | |
| Liability at 31 December 2002 | 71,000 | 266,800 | 2,014,639 | 147,561 | 2,500,000 | (37.62) | - |
| Options granted in 2003 | - | - | 8,000 | (8,000) | - | | |
| Cancelled and recategorised in 2003 | 32,000 | (22,000) | (10,000) | - | - | | |
| Market value at 31 December 2003 | 103,000 | 244,800 | 2,012,639 | 139,561 | 2,500,000 | 98.82 | 247.1 |
| Exercise price at 31 December 2003 | | | | | 2,500,000 | (246.25) | (615.6) |
| Liability at 31 December 2003 | 103,000 | 244,800 | 2,012,639 | 139,561 | 2,500,000 | (147.43) | - |
| Liability concerning employees in foreign subsidiaries: | | | | | | | |
| Liability at 31 December 2002 | | 21,000 | 352,000 | | 373,000 | 129.22 | 48.2 |
| Cancelled and recategorised in 2003 | | 1,280 | (30,020) | | (28,740) | | |
| Market value at 31 December 2003 | | 22,280 | 321,980 | | 344,260 | 98.82 | 34.0 |
| Special price | | | | | | (81.00) | (27.9) |
| Amount to cover derived social security costs | | | | | | 4.07 | 1.4 |
| Liability at 31 December 2003 | | 22,280 | 321,980 | | 344,260 | 21.89 | 7.5 |
| **Liability at 31 December 2003 (2002 plans)** | **103,000** | **267,080** | **2,334,619** | **139,561** | **2,844,260** | | **7.5** |
| **Total liability relating to option and foreign plans at 31 December 2003** | **346,688** | **699,588** | **2,866,398** | **219,197** | **4,131,871** | | **57.9** |

| 2004 plans | Executive Management | Executives | Other employees | Options not granted | Total options | Price DKK |
|---|---|---|---|---|---|---|
| Warrants granted | 160,000 | 353,900 | 2,040,192 | 145,908 | 2,700,000 | 108.11 |
| Stock Appreciation Rights granted to employees of American subsidiaries | | 18,400 | 126,750 | 154,850 | 300,000 | 108.11 |

| Value of treasury shares and option contract | Treasury shares | Price DKK | Value of treasury shares |
|---|---|---|---|
| | | | DKKm |
| Holding at 31 December 2002 | 2,364,436 | 186.25 | 440.4 |
| Shares sold | (79,479) | 66.65 | (5.2) |
| | 2,284,957 | | 435.2 |
| Value adjustment to market price | 2,284,957 | | (209.4) |
| **Shareholding at market price at 31 December 2003** | **2,284,957** | **98.82** | **225.8** |
| **Market value of option contract at 31 December 2003** | **2,500,000** | - | - |

**Employees**

In 2003, the average number of full-time employees totalled 5,223, up from 4,534 in 2002. The increase in 2003 reflects the full-year effect of Lundbeck's sales force enlargement in 2002. The Synaptic acquisition contributed 110 employees in 2003. In October 2003, Lundbeck reduced its staff in Denmark and at Seal Sands, UK, by a total of about 170 employees. The reductions are primarily the result of enhanced efficiency at Lundbeck's chemical production facilities, because a combination of new production machinery and processes has reduced staff requirements.

At the end of 2003, the number of full-time employees was 5,317 against 5,129 at the end of 2002.

**Shareholders**

LFI A/S, Vesteragervej 17, 2900 Hellerup, which is wholly owned by the Lundbeck Foundation, and The Capital Companies, Inc. have announced that they own more than 5% of the share capital. At year-end 2003, LFI A/S owned 73.39% of the share capital.

**Managing financial risks**

The growing cash flow in USD and other non-European currencies continued from 2002 into 2003. This development is expected to continue so that the Group's income statement and balance sheet will increasingly be exposed to various financial risks.

The aim of Lundbeck's financial management is to minimise these financial risks, including in particular foreign currency and interest rate risks.

**Bond portfolio and money market deposits**

Lundbeck's securities management strategy is designed to ensure the best possible return, having regard to the prudent risk profile chosen by Lundbeck.

To minimise credit risks, Lundbeck invests exclusively in liquid Danish government and mortgage credit bonds. In addition, Lundbeck has only placed money market deposits with banks that have been approved according to the company's internal credit rating policy for banks.

The amount placed in Danish bonds in 2003 averaged DKK 313 million compared to DKK 285 million in 2002. The adjusted maturity of the holding was 2.7 years at 31 December 2003.

The average amount placed in money market deposits in 2003 was DKK 165 million. The corresponding amount for 2002 was DKK 160 million.

# Financial review

The return on the bond portfolio and money market deposits was DKK 21 million in 2003, equal to a yield of 4.5% p.a. Lundbeck's benchmark in 2003 was an external bond portfolio with a maturity of two years. In 2003, the yield on the benchmark portfolio was 3.3% p.a.

The Group's interest rate risk on the bond portfolio was approx. DKK 22 million at 31 December 2003 if interest rates move up one percentage point. The interest rate exposure increased from approx. DKK 12 million at the end of 2002 due to an increase of the year-end portfolio from 2002 to 2003 and a slight increase in the adjusted duration on this portfolio.

The company's cash and bonds at 31 December 2003 were DKK 1,334 million against DKK 861 million at the end of 2002.

**Borrowing portfolio**

Lundbeck has a variety of credit facilities and committed loan facilities which are reviewed continuously and which, in combination with the company's cash and bond portfolio, constitute Lundbeck's short-term financial resources.

The Group's borrowing showed seasonal fluctuations in 2003 and increased as a result of a mortgage loan raised as partial payment for the acquisition of Synaptic in the USA. Borrowings at the end of 2003 amounted to DKK 546 million, against DKK 239 million at the end of 2002.

In 2003, Lundbeck increased its guaranteed committed loan facilities. At 31 December 2003, they consisted of a non-terminable 364-day credit facility of DKK 1,000 million in addition to the existing committed mortgage loan facility of DKK 600 million, encompassing DKK 125 million as 10-year bullet loans with 20-year refinancing options and DKK 475 million as 20-year annuity loans, as well as an unsecured committed loan facility of DKK 750 million for a 7-year term, non-terminable by the lender. The committed loan facilities are renewed in an ongoing process as required.

**Foreign currency risk**

The foreign currency management is handled centrally by the parent. The company aims to hedge the Group's anticipated cash flows for any future 12-month period.

Currency management focuses on risk minimisation and is carried out in conformity with the foreign currency policy approved by the Supervisory Board. The hedging consists partly of a fixed minimum hedge and partly of a variable part. The fixed part is hedged by forward contracts classified as hedging instruments and meeting the accounting criteria for hedging future cash flows. Changes in the fair value of these contracts are taken to equity as they arise and - on realisation of the hedged cash flow - transferred from equity for inclusion in the same item as the hedged cash flow.

The variable part, which is hedged partly by forward contracts and partly by option contracts, is used to hedge the remaining foreign currency risks in the short term. These contracts are not classified as hedging contracts but as trading contracts, and changes in the fair value are recognised as financial items as they arise.

**Currency realised in 2003**



EUR
Other European currencies
USD and other non-European currencies
20%
20%
60%


**Currency realised in 2002**



EUR
Other European currencies
USD and other non-European currencies
21%
20%
59%

The company's USD income derives primarily from sales invoiced to Forest. According to the Group's accounting policies, the guaranteed minimum price is recognised as income at the time of invoicing, and the excess amount is recognised in the balance sheet as a prepayment. The prepayment and any settlements of balances are subsequently recognised as income as Forest resells the products.

Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprises minimum price and settlements of balances are included in revenue when they are realised and recognised as income. Income and expenses relating to hedging contracts covering the part of the hedged cash flows which comprises prepayments are recognised in the balance sheet together with the prepayment and subsequently recognised in the income statement when the prepayment is recognised as income. At 31 December 2003, this amount was a gain of DKK 86 million, which has been recognised together with the prepayment. At 31 December 2002, the gain was DKK 33 million.

Due to the company's continuous hedging of net currency flows, a falling exchange rate will not affect the company in the short term. Conversely, the company will not benefit fully from a rising exchange rate in the short term, either.

At the end of 2003, approx. 88% of the Group's budgeted net currency flows for 2004 was hedged by forward and trading contracts. At 31 December 2003, no hedges existed by way of option transactions.

The foreign currency composition of the revenue of H. Lundbeck A/S and Danish subsidiaries continues to change. The chart on page 56 shows that the companies' cash inflows of USD and other non-European currencies totalled 60% in 2003. In 2002, the corresponding rate was 59%. The USD exposure is still high, but is affected by the depreciating US dollar.

In 2003, the Lundbeck currency index, which reflects Lundbeck's long-term competitive power, fell 9.7%. This fall is due primarily to USD. The currency index is calculated as the reciprocal DKK rate index, weighted with the expected revenue shares of Lundbeck's subsidiaries and business partners. The index is rebalanced on an annual basis to reflect changes in the currency composition of the revenue.

The changes in the index figures shown by the chart below are an approximated illustration of how much the revenue would have been affected by exchange rate changes if no currency hedging had taken place.

Currency index

Index 1988 = 100


120
115
110
105
100
95
90
88 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03

# Accounting policies

The annual report of H. Lundbeck A/S has been presented in accordance with the provisions of the Danish Financial Statements Act on reporting class D enterprises, the International Financial Reporting Standards (IFRS), Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies.

The financial statements are presented in accordance with the IFRS standards and interpretations applicable to the financial year 2002.

To facilitate the reading of the annual report, some of the information required by IFRS has been included in the financial review, which is regarded as an integral part of the annual report.

The accounting policies applied in preparing the consolidated and parent financial statements are consistent with those of last year.

**Recognition and measurement**

Assets are recognised in the balance sheet if it is probable that any future economic benefits will flow to the Group and that the value of the asset can be measured reliably.

Liabilities are recognised in the balance sheet if they are probable and can be measured reliably.

On initial recognition assets and liabilities are measured at cost. Subsequently assets and liabilities are measured as described for each item below.

Certain financial assets and liabilities are measured at amortised cost, implying the recognition of a constant effective rate of interest to maturity. Amortised cost is calculated as original cost less principal repayments and plus/less the cumulative amortisation of the difference between cost and the nominal amount.

Recognition and measurement take into consideration gains, losses and risks that arise before the time of presentation of the annual report and that confirm or invalidate matters existing at the balance sheet date.

Income is recognised in the income statement as earned and includes value adjustments of financial assets and liabilities measured at fair value or amortised cost. In addition, expenses incurred to generate the income for the year are recognised, including depreciation, amortisation, impairment losses and provisions as well as reversals of amounts previously recognised in the income statement as a result of changed accounting estimates.

**Consolidated financial statements**

The consolidated financial statements comprise the parent H. Lundbeck A/S and subsidiaries controlled by the parent. Control is achieved where the parent directly or indirectly holds more than 50% of the voting rights or is otherwise able to exercise or actually exercises control.

Companies in which the Group holds between 20% and 50% of the voting rights and exercises significant influence but not control are regarded as associates.

The consolidated financial statements are prepared on the basis of the financial statements of the parent and the subsidiaries, which are all prepared in accordance with the Group's accounting policies.

The consolidated financial statements are prepared by adding together uniform items and eliminating intercompany income and expenses, investments, balances and dividends as well as realised and unrealised gains and losses on transactions between the consolidated companies. Account is taken of the tax effect of these eliminations.

In the consolidated financial statements, the carrying amount of the parent's investments in subsidiaries has been offset against the parent's proportionate share of the fair value of assets and liabilities at the time of acquisition.

Newly acquired or newly formed companies are recognised in the consolidated financial statements from the date of acquisition. Companies sold or discontinued are recognised up to the time of sale or discontinuance. Comparative figures are not restated for companies newly acquired or sold/discontinued.

New acquisitions are accounted for using the purchase method of accounting, according to which the identifiable assets and liabilities of the newly acquired companies are measured at fair value at the time of acquisition. Provision is made for restructuring expenses in the acquiree decided and announced in connection with the acquisition. Account is taken of the tax effect of the revaluations made.

Positive balances (goodwill) between the cost and fair value of identifiable assets and liabilities acquired, including restructuring provisions, are recognised under intangible assets and amortised systematically through the income statement based on an individual assessment of the economic life of the asset, however with a maximum period of 20 years. Negative balances (negative goodwill) reflecting an anticipated unfavourable performance in the companies concerned are recognised in the balance sheet under deferred income and subsequently in the income statement as the unfavourable performance materialises. Of negative goodwill not relating to any anticipated unfavourable performance, an amount equal to the fair value of non-monetary assets is recognised in the balance sheet and subsequently in the income statement over the average lives of the non-monetary assets. Where negative goodwill exceeds the value of non-monetary assets, the residual amount is immediately recognised in the income statement.

Goodwill or negative goodwill arising from acquired companies is adjusted until the end of the year following acquisition if additional information about the fair value of assets and liabilities acquired is obtained after the date of acquisition.

However, there will be no adjustment of goodwill to an amount exceeding the expectations of future income from the acquiree.

Goodwill and adjustments to fair value in connection with the acquisition of independent foreign entities (subsidiaries or associates) are accounted for as assets and liabilities in the acquiree and translated at the exchange rates at the balance sheet date.

Gains or losses on the disposal or discontinuance of subsidiaries and associates are calculated as the difference between the selling price or the discontinuance amount and the carrying value of net assets at the time of sale as well as anticipated expenses relating to sale or discontinuance.

### Minority interests

The subsidiaries' items are included fully in the consolidated financial statements. Minority interests' proportionate share of the subsidiaries' results and equity is adjusted on an annual basis and shown as separate items in the income statement and the balance sheet.

### Translation of foreign currency

On initial recognition, transactions denominated in foreign currencies are translated at standard rates which approximate the actual exchange rates at the transaction date. Exchange differences arising between the rate at the transaction date and the rate at the date of payment are recognised in the income statement as financial items.

Receivables, debt and other monetary items denominated in foreign currencies are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and the rates at the time the receivable or payable is created or recognised in the latest annual report is recognised in the income statement under net financials.

Non-monetary assets acquired in foreign currencies, including goodwill, are translated at the exchange rates at the time of acquisition.

Where foreign subsidiaries are regarded as an integral part of the parent's activities, the transactions in the subsidiaries will be accounted for as if they had been executed in the parent. On recognition of foreign subsidiaries, monetary items are translated at the exchange rates at the balance sheet date. Non-monetary items are translated at the exchange rates at the time of acquisition or at the time of any subsequent revaluation of the asset. Income statement items are translated at average exchange rates for the year which approximate the actual exchange rates at the transaction date. However, items derived from non-monetary items are translated at the historical exchange rates that apply to the non-monetary item. Financial statements of foreign subsidiaries with no significant non-monetary items are translated according to an adapted temporal method.

Exchange differences arising from the translation of both the balance sheets and the income statements of the foreign subsidiaries are recognised in the Group's income statement as financial items.

When recognising foreign associates, assets and liabilities are translated at the exchange rates at the balance sheet date, while the income statement is translated at average exchange rates for the year.

Exchange differences arising from the translation of foreign associates are recognised in the parent and the Group directly in equity.

### Derivative financial instruments

Forward exchange contracts and other derivative financial instruments are initially recognised in the balance sheet at cost while subsequent valuations are measured at fair value. Positive and negative fair values are included in other receivables and other payables respectively.

Changes in the fair value of derivative financial instruments classified as hedging instruments and meeting the criteria for hedging future cash flows are recognised directly in equity (hedge accounting). Income and expenses related to such hedging transactions are transferred from equity on realisation of the hedged item and included in the same item as the hedged item.

Changes in the fair value of derivative financial instruments classified as hedging instruments and meeting the criteria for hedging the fair value of a recognised asset or liability are recognised in the income statement together with changes in the value of the hedged asset or liability (hedge accounting).

For derivative financial instruments which do not meet the criteria for accounting treatment as hedging instruments, changes in fair value are recognised in the income statement as they arise.

Changes in the fair value of derivative financial instruments used to hedge net investments in independent foreign subsidiaries or associates are recognised directly in equity.

### Segment information

The Group's activities are exclusively in the business segment of "Drugs for the treatment of illnesses in the field of CNS". Revenue, segment assets and additions to tangible and intangible segment assets are disclosed within the secondary geographical segments. Segment information is provided in accordance with the Group's accounting policies, risks and internal financial management policies.

Segment assets are those operating assets that are employed by a segment in its operating activity and that are either directly attributable to the segment or can be allocated to the segment on a reasonable basis.

In accordance with the exemption order under the Danish Financial Statements Act, no segment information is given for the parent, nor is information disclosed about the sum of fixed assets and liabilities respectively or the profit from ordinary activities before financial income and expenses for secondary (geographical) segments.

## Income statement

### Revenue

Revenue comprises invoiced sales for the year less returned goods and sales taxes consisting mainly of value added taxes and foreign drug taxes.

Sales subject to a price adjustment clause are included in revenue at the time of delivery at the guaranteed minimum price. The balance of the invoiced price is recognised in the balance sheet as a prepayment and is subsequently included in revenue when the price has been finally determined. The price is finally determined as the product is resold by the customer.

Moreover, revenue includes licence income and royalties from outlicensed products as well as non-refundable down-payments and payments relating to research cooperation from business partners.

### Cost of sales

Cost of sales comprises the cost of goods sold. Cost includes the cost of raw materials, consumables and goods for resale, direct labour and indirect costs of production, including the cost of operating and depreciating manufacturing facilities. Cost of sales moreover includes expenses in connection with quality certification of sold products and any writedown to net realisable value of unsaleable and slow moving items.

### Distribution costs

Distribution costs comprise expenses incurred in connection with the distribution of the Group's products sold during the year and in connection with sales campaigns etc. launched during the year under review, including direct distribution and marketing costs, salaries etc. for the sales and marketing functions, as well as depreciation and other indirect costs.

### Administrative expenses

Administrative expenses comprise expenses incurred during the year for the management and administration of the Group, including expenses in connection with the administrative functions, management, office premises and office expenses, as well as depreciation and other indirect costs.

### Research and development costs

Research and development costs comprise expenses incurred during the year in connection with the Group's research and development functions, including wages and salaries, depreciation and other indirect costs as well as costs relating to research and development cooperation on in-licensed products.

Research costs are always recognised in the income statement as they are incurred.

Development costs are capitalised if the criteria for capitalising these costs in the balance sheet are deemed to have been met and it is found to be probable that future earnings will cover the development costs. In the opinion of the Group, development costs should not normally be capitalised until the development of the product has been completed and all the necessary public registration and marketing approvals have been obtained. Otherwise, development costs will be recognised in the income statement as they are incurred.

### Government loans and grants

Forgivable government development loans are recognised as income in the income statement as the research and development costs relating to the project are incurred, provided that these costs are recognised in the income statement.

In the event of repayment, the repayments including interest are recognised as an expense in the income statement as the related income is recognised as income.

If the related development costs are recognised in the balance sheet, the development loan will be recognised in the balance sheet and subsequently recognised as income as the development costs are written off.

### Other operating income and expenses

Other operating income and expenses comprise items of a secondary nature in relation to the Group's activities, including gains and losses on sales of rights or other intangible assets.

### Results of investments in subsidiaries and associates

The proportionate share of the pre-tax results of the individual subsidiaries is recognised in the parent's income statement after full elimination of intercompany gains and losses and after deduction or addition of any amortisation of group goodwill and negative group goodwill. The share of the subsidiaries' taxes and extraordinary items is recognised under tax on profit from ordinary activities and extraordinary profit after tax respectively.

The proportionate share of the pre-tax results of associates is recognised in both the parent's and the Group's income statement after elimination of the proportionate share of any intercompany gains and losses and after deduction or addition of any amortisation of group goodwill and negative group goodwill. The share of the associates' taxes and extraordinary items is recognised under tax on profit from ordinary activities and extraordinary profit after tax respectively.

### Net financials

Net financials include interest income and expenses, which are recognised in the income statement at the amounts relating to the financial year. Value adjustments of investments and realised and unrealised gains and losses on investments, items denominated in foreign currencies as well as forward contracts and other derivative financial instruments not used for hedging purposes according to the hedge accounting principle are also included in Net financials.

Costs in connection with the raising of loans are recognised in the income statement at the time of the raising of the loan.

### Extraordinary items

Extraordinary items include significant income or expenses that arise from events or transactions that are clearly distinct from the ordinary activities of the Group, are outside the company's control and therefore are not expected to recur frequently or regularly.

### Tax

The parent is jointly taxed with the Danish and some of the foreign subsidiaries. The current Danish income tax on the joint taxation income is recognised in the parent's income statement in accordance with the modified parent company method. The jointly taxed Danish companies are included in the Danish provisional tax scheme.

Tax for the year, which consists of the year's current tax and the change in deferred tax, is recognised in the income statement as regards the amount that can be attributed to the net profit or loss for the year and directly in equity as regards the amount that can be attributed to equity items. The proportion of tax recognised in the income statement that is attributable to the extraordinary profit or loss for the year is allocated to this item while the balance is allocated to the profit or loss for the year from ordinary activities.

## Balance sheet

### Intangible assets

*Goodwill*

Goodwill is amortised on a straight-line basis over its expected useful life, which is determined on the basis of management's experience within the individual business areas. The amortisation period can be up to 20 years for strategically acquired companies with a strong market position and a long-term earnings profile where the long amortisation period is believed to reflect the Group's benefit from the resources concerned.

# Accounting policies

*Development projects*
Clearly defined and identifiable development projects are recognised as intangible assets where the technical feasibility of the project, the availability of adequate resources and a potential future market or development opportunity in the company can be demonstrated and where the intention is to manufacture, market or use the project if the cost can be measured reliably and it is probable that the future earnings can cover production and selling expenses, administrative expenses as well as the development costs. Other development costs are recognised in the income statement as the costs are incurred.

After completion of the development work development costs are amortised on a straight-line basis over the expected useful life, however with a maximum period of 20 years. For development projects protected by intellectual property rights, the maximum amortisation period is the remaining term of the rights concerned, however with a maximum period of 20 years.

*Other intangible assets*
Acquired intellectual property rights in the form of product rights, patents, licences and software are measured at cost less accumulated amortisation. The cost of software comprises the cost of planning, including direct labour and a share of indirect costs. Product rights are amortised on a straight-line basis over the economic lives of the underlying products. Patents are amortised over the remaining patent period, and licences are amortised over the period of agreement, however with a maximum period of 20 years.

Gains and losses on the disposal of development projects, patents and licences are measured as the difference between the selling price less selling expenses and the carrying amount at the time of sale.

**Property, plant, and equipment**
Property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses.

Cost includes the costs of purchase and expenses directly attributable to the purchase until the asset is ready for use. In the case of assets manufactured by the company, cost includes direct and indirect costs of materials, components, third-party suppliers and labour.

Interest relating to property, plant and equipment during the period of building and erection is not capitalised.

Property, plant and equipment are depreciated on a straight-line basis over the expected useful lives of the assets, which are expected to be as follows:

| | |
|---|---|
| Buildings: | 30 years |
| Installations: | 10 years |
| Plant and machinery: | 3-10 years |
| Other fixtures and fittings, tools and equipment: | 3-10 years |
| Leasehold improvements | max. 10 years |

Acquisitions at a cost not exceeding DKK 50,000 per unit are recognised in the income statement in the year of acquisition.

Depreciation is recognised in the income statement under cost of sales, distribution costs, administrative expenses and research and development costs respectively.

The costs of maintaining property, plant and equipment are recognised in the income statement as they are incurred, either directly in the income statement or as part of indirect costs of production. Costs incurred that significantly increase the recoverable amount of the asset concerned are added to the asset's cost as an improvement and are depreciated over the expected useful life of the improvement.

Gains or losses on the disposal or retirement of items of property, plant and equipment are calculated as the difference between the carrying amount and the selling price reduced by dismantling and selling expenses. Gains and losses are recognised in the income statement under the same items as the associated depreciation.

**Impairment losses**
The carrying amount of both intangible assets and property, plant and equipment is analysed in connection with the preparation of the financial statements if there is an indication that the carrying amount of the asset may exceed the expectations of future income from the asset. If this analysis concludes that the future expected net income from the asset will be lower than the carrying amount, the carrying amount will be reduced to the higher of net realisable value and value in use. Impairment losses are recognised in the income statement under the same items as the associated depreciation or amortisation.

Goodwill is amortised through the income statement in those cases where the carrying amount exceeds the future net income expected from the business to which the goodwill relates.

**Investments in subsidiaries and associates**
Investments in subsidiaries and associates are measured according to the equity method. This means that the investments are measured in the balance sheet at the proportionate share of the companies' net asset value, calculated in accordance with the parent's accounting policies, after addition or deduction of unamortised positive and negative group goodwill respectively and after deduction or addition of unrealised intercompany gains and losses.

Subsidiaries and associates with a negative net asset value according to the financial statements are measured at DKK 0, and any receivables from these subsidiaries are written down by the parent's share of the negative net asset value to the extent the receivable is found to be uncollectible. If the negative net asset value exceeds the receivable, the balance of the amount will be recognised under provisions to the extent the parent has a legal or constructive obligation to cover the company's negative balance.

The net revaluation of investments in subsidiaries and associates is taken to the reserve for net revaluation by the equity method under equity to the extent the carrying amount exceeds cost.

The purchase method of accounting is used in connection with acquisitions of subsidiaries, see the description above under consolidated financial statements.

**Other investments**
Other equity investments are measured at market price or estimated fair value at the balance sheet date. Both realised and unrealised gains and losses are recognised in the income statement under net financials.

Other receivables with a fixed maturity are measured at amortised cost less impairment losses as a result of significant diminution in value. Other receivables without a fixed maturity are recognised at cost.

**Inventories**
Raw materials, packaging and goods for resale are measured at the latest known cost at the balance sheet date, which approximates cost computed according to the FIFO method. The cost of raw materials, packaging and goods for resale includes the costs of purchase plus costs incurred in bringing the inventories to their present location and condition.

Work in progress and finished goods manufactured by the company are measured at cost, i.e. the cost of raw materials, consumables, direct labour and indirect costs of production. Indirect costs of production include materials and labour as well as maintenance of and depreciation on the machines, factory buildings and equipment used in the manufacturing process as well as the cost of factory management and administration.

Writedown to net realisable value is made if it is lower than cost. The net realisable value of inventories is calculated as the selling price less costs of conversion and costs incurred to execute the sale and it is determined having regard to marketability, obsolescence and expected selling price movements.

**Receivables**
Short-duration receivables arising in the Group's normal course of business are measured at nominal value less impairment losses to counter the risk of loss calculated on the basis of an individual evaluation.

**Other securities**
Other investments recognised under current assets are measured at the market price at the balance sheet date. Both realised and unrealised gains and losses are recognised in the income statement under net financials.

**Equity**
*Dividend*
Proposed dividend is recognised as a liability at the time of adoption of the dividend resolution at the annual general meeting (the time of declaration). Dividend expected to be paid for the year is shown as a separate item under equity.

*Treasury shares*
Cost and selling prices of treasury shares as well as dividends are recognised directly in retained earnings under equity. Gains and losses on sales are therefore not recognised in the income statement.

*Other equity instruments*
Cost and selling prices of other equity instruments, including option premiums in connection with option contracts for the purchase of treasury shares, are recognised directly in retained earnings under equity.

*Liabilities relating to share options and other employee plans*
Liabilities relating to share option plans and other share price based plans are not recognised in the balance sheet. Payments under these plans are recognised in equity.

**Pension liabilities**
The Group has entered into pension agreements and similar agreements with most of the Group's employees.

Periodical payments to defined contribution plans are recognised in the income statement at the due date and any contributions payable are recognised in the balance sheet under other payables.

The present value of the Group's liabilities relating to future pension payments according to defined benefit plans is measured on an actuarial basis at intervals of not more than three years on the basis of the pensionable period of employment up to the time of the actuarial valuation. Actuarial gains and losses are recognised in the income statement as they are calculated.

Provision is made in the balance sheet for the present value of plans which are not funded.

The present value of the liability according to defined benefit plans which are funded by independent pension funds is measured less the fair value of the plan assets, and any net obligation is recognised under provisions in the balance sheet. Any net asset is recognised in the balance sheet as a financial asset.

The year's changes in the provisions relating to defined benefit plans are recognised in the income statement.

**Income tax and deferred tax**
Current tax liabilities and current tax receivables are recognised in the balance sheet, computed as tax calculated on the taxable income for the year, adjusted for provisional taxes paid.

Deferred tax is recognised and measured according to the balance sheet liability method on all temporary differences between the carrying amounts of assets and liabilities and their tax base. However, no deferred tax is recognised on temporary differences relating to investments in subsidiaries, goodwill for which amortisation is not deductible for tax purposes, or other items where temporary differences, other than acquisitions of companies, have arisen at the time of acquisition without affecting results or the taxable income. In those cases where the computation of the tax value can be made under alternative taxation rules, e.g. in relation to treasury shares and equity investments, deferred tax is measured on the basis of the planned use of the asset and settlement of the liability respectively.

Deferred tax assets, including the tax value of losses expected to be available for set-off against future taxable income, are recognised at the values at which they are expected to be used, either through set-off against tax on future earnings or through set-off against deferred tax liabilities within the same legal tax entity and jurisdiction.

Adjustment is made of deferred tax relating to eliminations of unrealised intercompany gains and losses. Deferred tax is measured on the basis of the tax rules and tax rates that under the legislation in force at the balance sheet date will be applicable in the respective countries when the deferred tax liability is expected to crystallise as current tax. Changes in deferred tax as a result of changed tax rates are recognised in the income statement.

Further, deferred tax is recognised on reversal of tax benefit arising from losses in jointly taxed foreign subsidiaries to the extent tax liability is expected to arise on the disposal of the assets or because of withdrawal from the Danish joint taxation scheme.

Tax on equity items relating to deferred income and expenses in connection with financial instruments, treasury shares and options to purchase treasury shares as well as payments concerning share option plans and other share price based plans is recognised in equity.

Deferred tax on investments in subsidiaries is not disclosed because the intention is to hold the shares for more than three years so that no tax liability is expected to arise on any disposal.

**Other provisions**
Provisions are recognised when the Group has a legal or constructive obligation that arises from past events and it is probable that an outflow of financial resources will be required to settle the obligation.

Return obligations imposed on the industry are recognised in the balance sheet under other provisions if they are found to have a material effect on the financial statements.

On acquisitions of companies provisions for restructurings in the acquiree are included in the calculation of cost and thus in goodwill or group goodwill to the extent they have been decided and announced on or before the date of acquisition.

**Debt**

Mortgage debt and debt to credit institutions are recognised at the time of the raising of the loan at proceeds received less transaction costs paid. In subsequent periods the financial liabilities are measured at amortised cost, equivalent to the capitalised value when the effective rate of interest is used, so that the difference between the proceeds and the nominal value is recognised in the income statement over the loan period.

However, debt included in the short-term financial liquidity is measured at fair value in subsequent periods.

Other payables, which include trade payables, payables to subsidiaries and associates, as well as other debt are measured at amortised cost.

## Cash flow statement

The consolidated cash flow statement is presented according to the indirect method and shows the composition of the Group's cash flows, divided into operating, investing and financing activities respectively, and the Group's cash and cash equivalents at the beginning and the end of the year.

Cash flows from acquisitions and divestments of companies are shown separately under cash flows from investing activities. The cash flow statement includes cash flows from acquired companies from the date of acquisition and cash flows from divested companies until the time of divestment.

Cash flows from operating activities are calculated as the Group's results before net financials, adjusted for non-cash operating items, working capital changes, financial items and extraordinary items paid, and income taxes paid.

Cash flows from investing activities include payments in connection with purchases and sales of fixed assets, including investments in companies.

Cash flows from financing activities include payments to and from shareholders and related expenses as well as the raising of and repayments on mortgage debt and other non-current liabilities.

Cash and cash equivalents include cash less short-term bank debt falling due on demand as well as securities shown as current assets in the balance sheet. The securities are mainly Danish listed bonds. Despite the fact that they involve a risk of price changes, these bonds are included in cash and cash equivalents because they actually function as cash due to the special liquid nature of the Danish stock market.

Cash flows denominated in foreign currencies, including cash flows in foreign subsidiaries, are translated at the average exchange rates during the year because they approximate the actual rates at the date of payment. Cash and cash equivalents at year-end are translated at the rates at the balance sheet date, and the effect of exchange rate changes on cash and cash equivalents is shown as a separate item in the cash flow statement.

## Ratios

Financial ratios are calculated according to The Danish Society of Investment Professionals' "Recommendations & Ratios 1997" (4th rev. edition).

For definitions of financial highlights and ratios see "Summary for the Group 1994-2003", pages 44-45.

# Income statement for the year ended 31 December 2003

| PARENT 2002 DKKm | PARENT 2003 DKKm | | Notes | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|---|
| 6,894.3 | 7,230.3 | Revenue | 1,23 | 9,941.0 | 9,488.0 |
| 1,610.3 | 1,592.9 | Cost of sales | 2,3 | 1,759.2 | 1,818.3 |
| **5,284.0** | **5,637.4** | **Gross profit** | | **8,181.8** | **7,669.7** |
| 972.9 | 806.0 | Distribution costs | 2,3 | 2,485.5 | 2,448.7 |
| 663.5 | 944.8 | Administrative expenses | 2-4 | 1,616.8 | 1,317.9 |
| **3,647.6** | **3,886.6** | **Profit before research and development costs** | | **4,079.5** | **3,903.1** |
| 1,572.3 | 1,740.9 | Research and development costs | 2,3 | 1,932.7 | 1,573.3 |
| **2,075.3** | **2,145.7** | **Profit before other operating items** | | **2,146.8** | **2,329.8** |
| 65.5 | 11.3 | Other operating income | | 28.4 | 78.8 |
| 18.4 | 20.0 | Other operating expenses | | 43.1 | 47.4 |
| **2,122.4** | **2,137.0** | **Profit from operations** | | **2,132.1** | **2,361.2** |
| 276.9 | 89.2 | Income from investments in subsidiaries before tax | 6,8 | - | - |
| (0.8) | (3.9) | Income from investments in associates before tax | 6,9 | (3.9) | (0.8) |
| (324.1) | (166.5) | Net financials | 5 | (75.5) | (285.9) |
| **2,074.4** | **2,055.8** | **Profit before tax** | | **2,052.7** | **2,074.5** |
| 805.1 | 678.6 | Tax on profit for the year | 6 | 678.6 | 805.1 |
| **1,269.3** | **1,377.2** | **Profit before minority interests** | | **1,374.1** | **1,269.4** |
| - | - | Minority interests | 13 | 3.1 | (0.1) |
| **1,269.3** | **1,377.2** | **Net profit for the year** | | **1,377.2** | **1,269.3** |
| | | **which is proposed to be distributed as follows:** | | | |
| 31.2 | 45.2 | Transfer to "Reserve for net revaluation by the equity method" | | - | - |
| 266.5 | 413.7 | Proposed dividend for the year | | 413.7 | 266.5 |
| 971.6 | 918.3 | Transfer to distributable reserves | | 963.5 | 1,002.8 |
| **1,269.3** | **1,377.2** | | | **1,377.2** | **1,269.3** |
| | | Earnings per share (EPS) (DKK) | 24 | 5.89 | 5.44 |
| | | Proposed dividend per share (DKK) | | 1.77 | 1.14 |

# Balance sheet at 31 December 2003 - assets

| PARENT 2002 DKKm | PARENT 2003 DKKm | | Notes | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|---|
| 7.9 | 4.2 | Goodwill | | 937.0 | 711.4 |
| - | 626.5 | Patent rights | | 464.0 | - |
| 175.6 | 202.1 | Product rights | | 229.6 | 215.0 |
| - | - | Other rights | | 45.5 | 69.2 |
| - | 193.7 | IT projects | | 193.7 | - |
| 173.4 | 20.2 | IT projects in progress | | 20.2 | 173.4 |
| **356.9** | **1,046.7** | **Intangible assets** | 7 | **1,890.0** | **1,169.0** |
| 1,271.3 | 1,346.3 | Land and buildings | | 1,541.4 | 1,460.6 |
| 290.0 | 276.2 | Plant and machinery | | 844.5 | 851.7 |
| 314.6 | 393.8 | Other fixtures and fittings, tools and equipment | | 519.0 | 424.1 |
| 370.5 | 709.4 | Prepayments, plant and equipment in progress | | 715.8 | 387.8 |
| **2,246.4** | **2,725.7** | **Property, plant and equipment** | 7 | **3,620.7** | **3,124.2** |
| 1,496.7 | 2,426.6 | Investments in subsidiaries | 8 | - | - |
| 114.2 | 99.2 | Investments in associates | 9 | 99.2 | 114.2 |
| 1,110.3 | 1,113.5 | Receivables from subsidiaries | 10 | - | - |
| 525.4 | 129.5 | Other investments | 10 | 132.1 | 527.2 |
| 25.8 | 26.6 | Other receivables | 10 | 51.5 | 36.3 |
| - | - | Value of deferred tax assets | 15 | 163.1 | 79.8 |
| **3,272.4** | **3,795.4** | **Investments** | | **445.9** | **757.5** |
| **5,875.7** | **7,567.8** | **Total fixed assets** | | **5,956.6** | **5,050.7** |
| 402.7 | 580.2 | Raw materials and consumables | | 403.0 | 374.8 |
| 373.2 | 494.1 | Work in progress | | 732.3 | 484.5 |
| 159.3 | 159.6 | Manufactured goods and goods for resale | | 199.2 | 193.0 |
| **935.2** | **1,233.9** | **Inventories** | 11 | **1,334.5** | **1,052.3** |
| 589.2 | 706.6 | Trade receivables | | 1,708.9 | 1,548.4 |
| 229.0 | 289.0 | Receivables from subsidiaries | | - | - |
| - | 33.3 | Income taxes receivable | | 78.5 | 52.2 |
| 473.3 | 430.6 | Other receivables | | 519.4 | 594.4 |
| 59.8 | 56.5 | Prepayments | | 123.5 | 109.9 |
| **1,351.3** | **1,516.0** | **Receivables** | | **2,430.3** | **2,304.9** |
| **473.2** | **795.5** | **Securities** | 28 | **810.3** | **473.2** |
| **17.9** | **132.4** | **Cash** | 28 | **523.6** | **388.2** |
| **2,777.6** | **3,677.8** | **Total current assets** | | **5,098.7** | **4,218.6** |
| **8,653.3** | **11,245.6** | **Total assets** | | **11,055.3** | **9,269.3** |

# Balance sheet at 31 December 2003 - liabilities

| PARENT 2002 DKKm | PARENT 2003 DKKm | | Notes | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|---|
| 1,168.7 | 1,168.7 | Share capital | 12 | 1,168.7 | 1,168.7 |
| 48.7 | - | Share premium | | - | 48.7 |
| 359.8 | 405.0 | Reserve for net revaluation by the equity method | | - | - |
| 3,977.3 | 4,927.0 | Retained earnings less proposed dividend | | 5,332.0 | 4,337.1 |
| 266.5 | 413.7 | Proposed dividend for the financial year | | 413.7 | 266.5 |
| **5,821.0** | **6,914.4** | **Equity** | | **6,914.4** | **5,821.0** |
| **-** | **-** | **Minority interests** | 13 | **7.4** | **0.4** |
| - | - | Provision for pensions and similar liabilities | 14 | 103.0 | 103.5 |
| 94.4 | 1.4 | Provision for deferred tax | 15 | 19.3 | 165.9 |
| - | 199.7 | Other provisions | 16 | 222.0 | - |
| **94.4** | **201.1** | **Provisions** | | **344.3** | **269.4** |
| 19.6 | 365.1 | Mortgage debt | | 380.4 | 42.7 |
| 268.5 | 387.4 | Payables to subsidiaries | | - | - |
| **288.1** | **752.5** | **Long-term debt** | 17 | **380.4** | **42.7** |
| 87.6 | 56.5 | Bank debt | | 155.8 | 187.0 |
| 2.1 | 2.1 | Mortgage debt | | 9.8 | 9.7 |
| 685.0 | 435.1 | Trade payables | | 671.3 | 934.3 |
| 338.6 | 934.0 | Payables to subsidiaries | | - | - |
| 14.4 | - | Income taxes | | 90.3 | 110.5 |
| 107.6 | 111.2 | VAT, taxes and holiday pay commitments | | 281.2 | 260.3 |
| 137.8 | 83.5 | Other payables | | 445.2 | 557.3 |
| 1,050.2 | 1,747.8 | Prepayments from Forest | | 1,747.8 | 1,050.2 |
| 26.5 | 7.4 | Deferred income | | 7.4 | 26.5 |
| **2,449.8** | **3,377.6** | **Short-term debt** | | **3,408.8** | **3,135.8** |
| **2,737.9** | **4,130.1** | **Total debt** | | **3,789.2** | **3,178.5** |
| **8,653.3** | **11,245.6** | **Total equity and liabilities** | | **11,055.3** | **9,269.3** |

| | |
|---|---|
| Treasury shares | 18 |
| Contractual obligations | 19 |
| Contingent liabilities | 20 |
| Financial instruments | 21 |
| Related parties | 22 |
| Segment information | 23 |

# Equity at 31 December 2003 – Group

| 2002 | Share capital DKKm | Share premium DKKm | Retained earnings DKKm | Total DKKm |
|---|---|---|---|---|
| **Equity at 1.1.2002** | **1,165.5** | **-** | **3,576.1** | **4,741.6** |
| Distribution of dividend 9.4.2002, gross | - | - | (265.7) | (265.7) |
| Distribution of dividend 9.4.2002, treasury shares | - | - | 2.5 | 2.5 |
| Employee share issue | 3.2 | 48.7 | - | 51.9 |
| Additions, deferred gains/losses on hedging contracts | - | - | 340.8 | 340.8 |
| Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet | - | - | (154.5) | (154.5) |
| Exchange differences, associates | - | - | 5.2 | 5.2 |
| Option premium on purchase of treasury shares | - | - | (105.0) | (105.0) |
| Payments under option and share based plans | - | - | (17.8) | (17.8) |
| Purchase/sale of treasury shares | - | - | (24.9) | (24.9) |
| Tax on equity items | - | - | (22.4) | (22.4) |
| Net profit for the year less proposed dividend | - | - | 1,005.5 | 1,005.5 |
| Proposed dividend for the financial year, gross | - | - | 266.5 | 266.5 |
| Proposed dividend for the financial year, treasury shares | - | - | (2.7) | (2.7) |
| **Equity at 31.12.2002** | **1,168.7** | **48.7** | **4,603.6** | **5,821.0** |

| 2003 | Share capital DKKm | Share premium DKKm | Retained earnings DKKm | Total DKKm |
|---|---|---|---|---|
| **Equity at 1.1.2003** | **1,168.7** | **48.7** | **4,603.6** | **5,821.0** |
| Distribution of dividend 8.4.2003, gross | - | - | (266.5) | (266.5) |
| Distribution of dividend 8.4.2003, treasury shares | - | - | 2.7 | 2.7 |
| Dissolution of share premium account | - | (48.7) | 48.7 | - |
| Additions, deferred gains/losses on hedging contracts | - | - | 383.2 | 383.2 |
| Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet | - | - | (394.0) | (394.0) |
| Exchange differences, associates | - | - | (11.1) | (11.1) |
| Payments under option and share based plans | - | - | (8.7) | (8.7) |
| Sale of treasury shares concerning option plans | - | - | 5.2 | 5.2 |
| Tax on equity items | - | - | 5.4 | 5.4 |
| Net profit for the year less proposed dividend | - | - | 967.5 | 967.5 |
| Proposed dividend for the financial year, gross | - | - | 413.7 | 413.7 |
| Proposed dividend for the financial year, treasury shares | - | - | (4.0) | (4.0) |
| **Equity at 31.12.2003** | **1,168.7** | **-** | **5,745.7** | **6,914.4** |

# Equity at 31 December 2003 – Parent

| 2002 | Share capital DKKm | Share premium DKKm | Reserve for net revaluation by the equity method DKKm | Retained earnings DKKm | Total DKKm |
|---|---|---|---|---|---|
| **Equity at 1.1.2002** | **1,165.5** | **-** | **328.6** | **3,247.5** | **4,741.6** |
| Distribution of dividend 9.4.2002, gross | - | - | - | (265.7) | (265.7) |
| Distribution of dividend 9.4.2002, treasury shares | - | - | - | 2.5 | 2.5 |
| Employee share issue | 3.2 | 48.7 | - | - | 51.9 |
| Additions, deferred gains/losses on hedging contracts | - | - | - | 340.8 | 340.8 |
| Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet | - | - | - | (152.9) | (152.9) |
| Exchange differences, associates | - | - | - | 5.2 | 5.2 |
| Equity items in subsidiaries | - | - | - | (4.7) | (4.7) |
| Option premium on purchase of treasury shares | - | - | - | (105.0) | (105.0) |
| Payments under option and share based plans | - | - | - | (11.9) | (11.9) |
| Purchase/sale of treasury shares | - | - | - | (24.9) | (24.9) |
| Tax on equity items | - | - | - | (25.2) | (25.2) |
| Net profit for the year less proposed dividend | - | - | 31.2 | 974.3 | 1,005.5 |
| Proposed dividend for the financial year, gross | - | - | - | 266.5 | 266.5 |
| Proposed dividend for the financial year, treasury shares | - | - | - | (2.7) | (2.7) |
| **Equity at 31.12.2002** | **1,168.7** | **48.7** | **359.8** | **4,243.8** | **5,821.0** |

| 2003 | Share capital DKKm | Share premium DKKm | Reserve for net revaluation by the equity method DKKm | Retained earnings DKKm | Total DKKm |
|---|---|---|---|---|---|
| **Equity at 1.1.2003** | **1,168.7** | **48.7** | **359.8** | **4,243.8** | **5,821.0** |
| Distribution of dividend 8.4.2003, gross | - | - | - | (266.5) | (266.5) |
| Distribution of dividend 8.4.2003, treasury shares | - | - | - | 2.7 | 2.7 |
| Dissolution of share premium account | - | (48.7) | - | 48.7 | - |
| Additions, deferred gains/losses on hedging contracts | - | - | - | 383.2 | 383.2 |
| Disposals, realised gains/losses on secured transactions transferred to the income statement and the balance sheet | - | - | - | (394.0) | (394.0) |
| Exchange differences, associates | - | - | - | (11.1) | (11.1) |
| Equity items in subsidiaries | - | - | - | 0.5 | 0.5 |
| Payments under option and share based plans | - | - | - | (7.4) | (7.4) |
| Sale of treasury shares concerning option plans | - | - | - | 5.2 | 5.2 |
| Tax on equity items | - | - | - | 3.6 | 3.6 |
| Net profit for the year less proposed dividend | - | - | 45.2 | 922.3 | 967.5 |
| Proposed dividend for the financial year, gross | - | - | - | 413.7 | 413.7 |
| Proposed dividend for the financial year, treasury shares | - | - | - | (4.0) | (4.0) |
| **Equity at 31.12.2003** | **1,168.7** | **-** | **405.0** | **5,340.7** | **6,914.4** |

# Cash flow statement for the year ended 31 December 2003

| | Notes | GROUP 2003 DKKm | 2002 DKKm |
|---|---|---|---|
| Profit from operations | | 2,132.1 | 2,361.2 |
| Adjustments | 25 | 784.2 | 426.3 |
| Working capital changes | 26 | (89.8) | (930.7) |
| **Cash flows from operations before net financials** | | **2,826.5** | **1,856.8** |
| Financial receipts | | 200.6 | 72.8 |
| Financial payments | | (183.4) | (64.9) |
| **Cash flows from ordinary activities** | | **2,843.7** | **1,864.7** |
| Income tax paid for the year | | (858.2) | (631.6) |
| Income tax paid for previous years | | (85.9) | 60.0 |
| **Cash flows from operating activities** | | **1,899.6** | **1,293.1** |
| Acquisition of companies | 27 | (766.9) | (12.0) |
| Investments, purchase of property, plant and equipment, intangible assets | | (1,078.7) | (1,047.3) |
| Sale of property, plant and equipment, intangible assets | | 92.5 | 11.6 |
| Capital contributions from minority interests | | 10.1 | - |
| Investments, purchase of financial assets | | (41.8) | (138.8) |
| Sale of financial assets | | 306.3 | - |
| **Cash flows from investing activities** | | **(1,478.5)** | **(1,186.5)** |
| **Cash flows from operating and investing activities** | | **421.1** | **106.6** |
| Loan proceeds | | 445.3 | 175.8 |
| Repayments of borrowings | | (123.0) | (86.9) |
| Sale (purchase) of treasury shares | | 5.2 | (24.9) |
| Option premium on purchase of treasury shares | | - | (105.0) |
| Payments under option and share based plans | | (8.7) | (17.8) |
| Employee share issue | | - | 51.9 |
| Dividend paid in the financial year | | (263.8) | (263.2) |
| **Cash flows from financing activities** | | **55.0** | **(270.1)** |
| **Increase/(decrease) in cash and cash equivalents** | | **476.1** | **(163.5)** |
| Cash and cash equivalents at 1.1 | | 861.4 | 1,031.4 |
| Unrealised exchange differences for the year | | (3.6) | (6.5) |
| Increase/(decrease) for the year | | 476.1 | (163.5) |
| **Cash and cash equivalents at 31.12** | 28 | **1,333.9** | **861.4** |
| **Interest-bearing net cash is composed as follows:** | | | |
| Cash and securities | | 1,333.9 | 861.4 |
| Interest-bearing debt | | (546.0) | (239.4) |
| **Interest-bearing net cash at 31.12** | | **787.9** | **622.0** |

# Management statement

The Supervisory Board and the Executive Management have today considered and adopted the annual report of H. Lundbeck A/S for 2003.

The annual report has been presented in accordance with International Financial Reporting Standards, the Danish Financial Statements Act, Danish accounting standards as well as the requirements otherwise imposed by the Copenhagen Stock Exchange on the presentation of financial statements for listed companies. The management's report gives a true and fair description of the Group's activities, state of affairs and expectations. In our opinion, the accounting policies elected are appropriate to the Group's and the parent's circumstances so that the consolidated and parent company financial statements give a true and fair view of the Group's and the parent's financial position and results of operations.

The supplementary report on shareholder information gives a true and fair view within the framework of generally accepted guidelines for such reports.

We recommend that the Annual General Meeting adopts the annual report.

Copenhagen, 10 March 2004

**Executive Management**

Claus Bræstrup
President and CEO

Lars Bang
Executive Vice President

Ole Chrintz
Executive Vice President

Hans Henrik Munch-Jensen
Executive Vice President, CFO

Stig Løkke Pedersen
Executive Vice President

**Supervisory Board**

Flemming Lindeløv
Chairman

Lars Bruhn

Peter Kürstein

Mats Pettersson

Jes Østergaard

Jan Gottliebsen
Elected by employees

Birgit Bundgaard Rosenmeier
Elected by employees

Torben Skarsfeldt
Elected by employees

# Auditors' report

**To the shareholders of H. Lundbeck A/S**

We have audited the annual report of H. Lundbeck A/S for the financial year 2003, pages 3 to 101. Our audit did not include the supplementary report on shareholder information on pages 104 to 109.

The annual report is the responsibility of the company's Management. Our responsibility is to express an opinion on the annual report, pages 3 to 101, based on our audit.

**Basis of opinion**

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the annual report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the annual report. An audit also includes assessing the accounting policies used and significant estimates made by the Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification

**Opinion**

In our opinion, the annual report gives a true and fair view of the Group's and the Parent's financial position at 31 December 2003 and of the results of their operations as well as the consolidated cash flows for the financial year 2003 in accordance with the Danish Financial Statements Act, Danish Accounting Standards and International Financial Reporting Standards.

Copenhagen, 10 March 2004

**Deloitte**
Statsautoriseret Revisionsaktieselskab

**Grant Thornton**
Statsautoriseret Revisionsaktieselskab

**Stig Enevoldsen**
State Authorised
Public Accountant

**Carsten Vaarby**
State Authorised
Public Accountant

**Svend Ørjan Jensen**
State Authorised
Public Accountant

**Ole Fabricius**
State Authorised
Public Accountant

# Notes

## 1. Revenue

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| 284.3 | 223.1 | Denmark | 136.4 | 153.6 |
| 2,976.7 | 2,766.9 | Rest of Europe | 4,677.6 | 4,890.2 |
| 3,172.3 | 3,695.0 | USA* | 3,695.0 | 3,172.3 |
| 461.0 | 545.3 | Rest of the world | 1,432.0 | 1,271.9 |
| **6,894.3** | **7,230.3** | **Total** | **9,941.0** | **9,488.0** |
| | | **Including:** | | |
| 43.5 | 96.8 | Payments towards shared research | 102.1 | 43.5 |
| 801.7 | 925.6 | Royalty | 929.0 | 805.3 |

* Revenue in the USA is invoiced via Ireland.

## 2. Staff costs

**Wages and salaries, etc.:**

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| 805.8 | 947.4 | Wages and salaries | 2,039.9 | 1,687.4 |
| 72.6 | 84.3 | Contribution to pension plans | 115.8 | 118.7 |
| 14.9 | 18.9 | Other social security costs | 273.4 | 213.6 |
| **893.3** | **1,050.6** | **Total** | **2,429.1** | **2,019.7** |
| | | **The year's staff costs are analysed as follows:** | | |
| 355.0 | 408.7 | Cost of sales | 504.1 | 440.3 |
| 12.1 | 14.1 | Distribution costs | 792.1 | 663.9 |
| 194.7 | 246.3 | Administrative expenses | 572.5 | 500.8 |
| 331.5 | 381.5 | Research and development costs | 560.4 | 414.7 |
| **893.3** | **1,050.6** | **Total** | **2,429.1** | **2,019.7** |

**Supervisory Board and Executive Management:**

The total remuneration of the parent's Supervisory Board for the 2003 financial year amounted to DKK 3.0 million (DKK 2.4 million in 2002). The total remuneration of the Executive Management for the 2003 financial year amounted to DKK 19.7 million (DKK 7.5 million in 2002). The Executive Management was expanded by three members at 1 April 2003. No special severance pay has been agreed for members of the Executive Management. A special severance package of DKK 5.2 million was agreed for the president and CEO who stepped down in 2003. To this should be added the granting of 25,500 warrants in January 2004, corresponding to a market value of DKK 0.6 million.

## 2. Staff costs, continued

Employees:

| PARENT 2002 | PARENT 2003 | | GROUP 2003 | GROUP 2002 |
|---|---|---|---|---|
| 2,015 | 2,129 | Average number of full-time employees in the financial year | 5,223 | 4,534 |
| | | Number of full-time employees at 31.12.: | | |
| 2,193 | 2,065 | In Denmark | 2,108 | 2,240 |
| - | - | Abroad | 3,209 | 2,889 |
| **2,193** | **2,065** | **Total** | **5,317** | **5,129** |

**Incentive plans:**

**Share option plan for the Executive Management and key employees (1999 plan)**

In 1999, the company introduced a share option plan for the Executive Management and a number of key employees in Denmark and abroad, 45 in total, who received 1,881,332 share options, including 440,000 granted to the then Executive Management. The share options are earned by one-third a year over a three-year period and may be exercised successively in the period from August 2000 to September 2004. The exercise price is DKK 43.75 (the offering price at 17 June 1999) + 10% p.a.

A total of 213,900 share options were exercised in 2003.

**Share option plan for the Executive Management and key employees (2002 plan)**

In 2002, the company established a share option plan for the Executive Management and a number of key employees in Denmark and abroad. 947 employees were granted a total of 2,389,339 share options, including 71,000 granted to the Executive Management. In 2003, the company granted an additional 8,000 share options within the approved framework in connection with recruitment of key employees in Denmark. All the options were granted from the beginning of the plan and are exercisable in the period from 1 September 2003 to 1 September 2004. The exercise price is DKK 207 + 10% p.a.

**Share options for the Executive Management and key employees**

| | Executive Management Number | Executives Number | Other employees Number | Total Number | Exercise price per option DKK | Market value per option* DKK |
|---|---|---|---|---|---|---|
| **1999 plan:** | | | | | | |
| Granted at 1.1.2003 | 80,000 | 643,296 | 276,004 | 999,300 | 79.54 | 108.04 |
| Options exercised | (5,000) | (68,000) | (140,900) | (213,900) | | |
| Cancelled and recategorised | 168,688 | (168,688) | - | - | | |
| **Granted at 31.12.2003** | **243,688** | **406,608** | **135,104** | **785,400** | **90.73** | **15.35** |
| **2002 plan:** | | | | | | |
| Granted at 1.1.2003 | 71,000 | 266,800 | 2,014,639 | 2,352,439 | 223.87 | 35.34 |
| Granted | - | - | 8,000 | 8,000 | | |
| Cancelled and recategorised | 32,000 | (22,000) | (10,000) | - | | |
| **Granted at 31.12.2003** | **103,000** | **244,800** | **2,012,639** | **2,360,439** | **246.25** | **0.06** |
| **Total granted at 31.12.2003** | **346,688** | **651,408** | **2,147,743** | **3,145,839** | | |

*) The estimated market value per option is based on the Black & Scholes formula for valuation of options. The calculation at 31 December 2003 is based on a volatility of 43.5%, a dividend payout ratio of 1% and a risk-free interest rate of 2.5%.

The share options carry no dividend entitlement or voting rights.

## 2. Staff costs, continued

**Share price based plan for employees in foreign subsidiaries (1999 plan)**
In 1999, the employees of foreign subsidiaries received a share price based plan, according to which employees employed by the Group's foreign subsidiaries throughout the period from 1 September 1999 to 3 January 2005 will receive a cash amount. The size of the amount depends on how much the price of the Lundbeck share at 3 January 2005 exceeds DKK 13.13 per share (equal to the special price of the Danish employee share plan). The share price based plan for employees of foreign subsidiaries cannot be converted into shares because the value of the plan will be distributed as a cash amount.

The year's adjustment of the calculation basis of the share price based plan for employees of foreign subsidiaries amounted to 47,525 shares and was due to resignations.

**Share price based plan for employees in foreign subsidiaries (2002 plan)**
In 2002, the employees of foreign subsidiaries received a share price based plan, according to which employees employed by the Group's foreign subsidiaries throughout the period 1 June 2002 - 2 January 2006 will receive a cash amount equal to 50% of the value of the plan. The remaining 50% of the value of the plan will be paid if the employees have been employed by the Group throughout the period 1 June 2002 - 2 January 2008. The size of the amount depends on how much the price of the Lundbeck share at 2 January 2006 and 2 January 2008, respectively, exceeds DKK 81.00 per share (equal to the special price of the Danish employee share plan). The share price based plan for employees of foreign subsidiaries cannot be converted into shares because the value of the plan will be distributed as a cash amount.

The year's adjustment of the calculation basis of the share price based plan for employees of foreign subsidiaries amounted to 28,740 shares and was due to resignations.

***Share price based plans for employees in foreign subsidiaries:***

| | Executives<br>Number | Other employees<br>Number | Total<br>Number |
|---|---|---|---|
| 1999 plan: | | | |
| Granted at 1.1.2003 | 27,800 | 442,300 | 470,100 |
| Cancelled and recategorised | (1,900) | (45,625) | (47,525) |
| **Granted at 31.12.2003** | **25,900** | **396,675** | **422,575** |
| 2002 plan: | | | |
| Granted at 1.1.2003 | 21,000 | 352,000 | 373,000 |
| Cancelled and recategorised | 1,280 | (30,020) | (28,740) |
| **Granted at 31.12.2003** | **22,280** | **321,980** | **344,260** |
| **Total granted at 31.12.2003** | **48,180** | **718,655** | **766,835** |

The share option and share price based plans are secured by the company's holding of treasury shares and a share option on the purchase of treasury shares, respectively. The liability concerning the plans was reduced by DKK 202.4 million to DKK 57.9 million in 2003. The payments concerning the share option plans totalled DKK 8.7 million in 2003 and were recognised in equity. In addition, options on share purchases totalling DKK 5.2 million have been exercised.

## 3. Depreciation and amortisation

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| | | Depreciation and amortisation for the year are analysed as follows: | | |
| 131.8 | 156.6 | Cost of sales | 251.0 | 194.4 |
| - | - | Distribution costs | 14.6 | 14.6 |
| 39.8 | 91.9 | Administrative expenses | 176.8 | 130.2 |
| 65.4 | 83.1 | Research and development costs | 122.7 | 65.9 |
| **237.0** | **331.6** | **Total** | **565.1** | **405.1** |

## 4. Audit fees

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| | | **Deloitte:** | | |
| 1.2 | 1.5 | Auditing services | 4.3 | 4.1 |
| 4.0 | 6.2 | Non-auditing services | 9.9 | 6.8 |
| **5.2** | **7.7** | **Total** | **14.2** | **10.9** |
| | | Grant Thornton: | | |
| 0.4 | 0.3 | Auditing services | 0.3 | 0.4 |
| 0.2 | 0.4 | Non-auditing services | 0.4 | 0.2 |
| **0.6** | **0.7** | **Total** | **0.7** | **0.6** |

**Audit of subsidiaries**

A few small foreign subsidiaries are not audited by the parent's auditors, a foreign business partner of the auditors, or by an internationally recognised accountancy firm.

## 5. Net financials

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| 37.7 | 32.2 | Interest, cash and securities, etc. | 41.1 | 44.8 |
| 31.7 | 33.2 | Interest income, subsidiaries | - | - |
| 13.4 | 16.1 | Exchange gains | 157.7 | 84.4 |
| - | 0.8 | Dividend received | 0.8 | - |
| | | Realised and unrealised gains | | |
| 5.8 | 11.2 | - Bonds | 11.2 | 5.8 |
| 10.9 | 9.7 | - Equity investments | 9.7 | 10.9 |
| 134.6 | 144.5 | - Derivative financial instruments, trading | 144.5 | 134.6 |
| - | 1.1 | - Mortgage debt | 1.1 | - |
| **234.1** | **248.8** | **Total financial income** | **366.1** | **280.5** |
| 3.2 | 20.2 | Interest, bond and mortgage debt, etc. | 35.4 | 8.2 |
| 13.5 | 10.8 | Interest expenses, subsidiaries | - | - |
| 227.0 | 276.9 | Exchange losses | 298.8 | 243.7 |
| | | Realised and unrealised losses: | | |
| 0.1 | 8.9 | - Bonds | 8.9 | 0.1 |
| 309.5 | 88.6 | - Equity investments | 88.6 | 309.5 |
| 4.1 | 9.9 | - Derivative financial instruments, trading | 9.9 | 4.1 |
| 0.8 | - | - Mortgage debt | - | 0.8 |
| **558.2** | **415.3** | **Total financial expenses** | **441.6** | **566.4** |
| **(324.1)** | **(166.5)** | **Net financials** | **(75.5)** | **(285.9)** |

## 6. Tax on profit for the year

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| 577.6 | 712.1 | Current tax | 850.4 | 724.6 |
| (17.5) | 19.0 | Prior year adjustment, current tax | 32.4 | (8.7) |
| 8.4 | (15.1) | Prior year adjustment, deferred tax | (11.1) | 6.5 |
| (3.9) | (8.0) | Income taxes paid between jointly taxed subsidiaries and parent | - | - |
| 151.9 | 44.9 | Tax in subsidiaries | - | - |
| 113.8 | (77.9) | Change of deferred tax for the year | (200.5) | 104.8 |
| - | - | Change of deferred tax as a result of changed income tax rates | 2.0 | 0.3 |
| **830.3** | **675.0** | **Total tax for the year** | **673.2** | **827.5** |
| | | **Tax for the year is composed of:** | | |
| 25.2 | (3.6) | Tax on equity items | (5.4) | 22.4 |
| 805.1 | 678.6 | Tax on profit for the year | 678.6 | 805.1 |
| **830.3** | **675.0** | **Total tax for the year** | **673.2** | **827.5** |

**Explanation of the Group's effective tax rate in relation to the Danish effective tax rate:**

**GROUP**

| | 2003 DKKm | 2003 % | 2002 DKKm | 2002 % |
|---|---|---|---|---|
| Profit before tax | 2,052.7 | | 2,074.5 | |
| **Tax on pre-tax profit, 30%** | **615.8** | **30.0%** | **622.3** | **30.0%** |
| **Tax effect of:** | | | | |
| Differences in the tax rates of foreign subsidiaries from the Danish rate of 30% | (7.3) | -0.3% | 6.2 | 0.3% |
| Non-deductible expenses/non-taxable income and other permanent differences | 15.1 | 0.7% | 73.9 | 3.6% |
| Change of deferred tax as a result of changed income tax rates | 2.0 | 0.1% | 0.3 | 0.0% |
| Prior year tax adjustments, etc., total effect on operations | 22.7 | 1.1% | (2.2) | -0.1% |
| **Effective tax for the year before market value adjustment of other investments** | **648.3** | **31.6%** | **700.5** | **33.8%** |
| Non-deductible losses/non-taxable gains on shares and other equity investments | 30.3 | 1.5% | 104.6 | 5.0% |
| **Effective tax for the year** | **678.6** | **33.1%** | **805.1** | **38.8%** |

The effect is not shown separately for the parent as the parent's and the Group's tax expenses are identical.

Tax on equity items comprises the tax effect of deferred gains on hedging contracts and payments relating to option and share price based plans.

## 7. Intangible assets and property, plant and equipment

GROUP

| | Goodwill DKKm | Patent rights[1] DKKm | Product rights DKKm | Other rights DKKm | IT projects[2] DKKm | IT projects in progress[3] DKKm | **Intangible assets total** DKKm |
|---|---|---|---|---|---|---|---|
| Cost at 1.1.2003 | 796.4 | - | 317.1 | 140.7 | - | 173.4 | 1,427.6 |
| Exchange differences | - | - | 0.2 | - | - | - | 0.2 |
| Reclassification | - | - | - | - | - | - | - |
| Additions | - | - | 60.7 | 2.6 | 237.1 | 20.2 | 320.6 |
| Additions arising from acquisition of company | 279.5 | - | - | - | - | - | 279.5 |
| Additions relating to acquisition of company | - | 486.8 | - | - | - | - | 486.8 |
| Disposals | - | - | - | - | - | (173.4) | (173.4) |
| **Cost at 31.12.2003** | **1,075.9** | **486.8** | **378.0** | **143.3** | **237.1** | **20.2** | **2,341.3** |
| Depreciation and amortisation at 1.1.2003 | 85.0 | - | 102.1 | 71.5 | - | - | 258.6 |
| Exchange differences | (0.8) | 1.4 | - | - | - | - | 0.6 |
| Depreciation and amortisation during the year | 54.7 | 21.4 | 46.3 | 26.3 | 43.4 | - | 192.1 |
| Depreciation and amortisation on assets sold | - | - | - | - | - | - | - |
| **Depreciation and amortisation at 31.12.2003** | **138.9** | **22.8** | **148.4** | **97.8** | **43.4** | **-** | **451.3** |
| **Carrying amount at 31.12.2003** | **937.0** | **464.0** | **229.6** | **45.5** | **193.7** | **20.2** | **1,890.0** |

PARENT

| | Goodwill DKKm | Patent rights[1] DKKm | Product rights DKKm | Other rights DKKm | IT projects[2] DKKm | IT projects in progress[3] DKKm | **Intangible assets total** DKKm |
|---|---|---|---|---|---|---|---|
| Cost at 1.1.2003 | 18.4 | - | 255.4 | - | - | 173.4 | 447.2 |
| Additions | - | 626.5 | 60.6 | - | 237.1 | 20.2 | 944.4 |
| Disposals | - | - | - | - | - | (173.4) | (173.4) |
| **Cost at 31.12.2003** | **18.4** | **626.5** | **316.0** | **-** | **237.1** | **20.2** | **1,218.2** |
| Depreciation and amortisation at 1.1.2003 | 10.5 | - | 79.8 | - | - | - | 90.3 |
| Depreciation and amortisation during the year | 3.7 | - | 34.1 | - | 43.4 | - | 81.2 |
| Depreciation and amortisation on assets sold | - | - | - | - | - | - | - |
| **Depreciation and amortisation at 31.12.2003** | **14.2** | **-** | **113.9** | **-** | **43.4** | **-** | **171.5** |
| **Carrying amount at 31.12.2003** | **4.2** | **626.5** | **202.1** | **-** | **193.7** | **20.2** | **1,046.7** |

1) The patent rights acquired for DKK 486.8 million in connection with the acquisition of Synaptic Pharmaceutical Corporation were assigned to H. Lundbeck A/S for for DKK 626.5 million in the course of the year. The intra-group profit of DKK 139.7 million arising from the assignment has been eliminated in the consolidated financial statements.

2) IT projects comprise the part of the SAP implementation that has been brought into use. The amount includes capitalised internal expenses.

3) IT projects in progress comprise SAP sub projects. The amount includes capitalised internal expenses.

## 7. Intangible assets and property, plant and equipment, continued

GROUP

| | Land and buildings DKKm | Plant and machinery DKKm | Other fixtures, fittings, tools and equipment[4] DKKm | Prepayments and property, plant and equipment in progress DKKm | **Property, plant and equipment total** DKKm | **Total** DKKm |
|---|---|---|---|---|---|---|
| Cost at 1.1.2003 | 1,864.1 | 1,309.7 | 817.9 | 387.8 | 4,379.5 | 5,807.1 |
| Exchange differences | 0.7 | (2.4) | (6.8) | (2.1) | (10.6) | (10.4) |
| Reclassification | 7.4 | 27.5 | 0.5 | (35.4) | - | - |
| Additions | 268.4 | 77.5 | 220.1 | 669.9 | 1,235.9 | 1,556.5 |
| Additions arising from acquisition of company | - | - | - | - | - | 279.5 |
| Additions relating to acquisition of company | - | 22.4 | 7.7 | - | 30.1 | 516.9 |
| Disposals | (88.5) | (2.1) | (34.0) | (304.4) | (429.0) | (602.4) |
| **Cost at 31.12.2003** | **2,052.1** | **1,432.6** | **1,005.4** | **715.8** | **5,205.9** | **7,547.2** |
| Depreciation and amortisation at 1.1.2003 | 403.5 | 458.0 | 393.8 | - | 1,255.3 | 1,513.9 |
| Exchange differences | (0.4) | (7.2) | (3.4) | - | (11.0) | (10.4) |
| Depreciation and amortisation during the year | 109.3 | 139.1 | 121.0 | - | 369.4 | 561.5 |
| Depreciation and amortisation on assets sold | (1.7) | (1.8) | (25.0) | - | (28.5) | (28.5) |
| **Depreciation and amortisation at 31.12.2003** | **510.7** | **588.1** | **486.4** | **-** | **1,585.2** | **2,036.5** |
| **Carrying amount at 31.12.2003** | **1,541.4** | **844.5** | **519.0** | **715.8** | **3,620.7** | **5,510.7** |

PARENT

| | Land and buildings DKKm | Plant and machinery DKKm | Other fixtures, fittings, tools and equipment[4] DKKm | Prepayments and property, plant and equipment in progress DKKm | **Property, plant and equipment total** DKKm | **Total** DKKm |
|---|---|---|---|---|---|---|
| Cost at 1.1.2003 | 1,654.4 | 540.8 | 610.8 | 370.5 | 3,176.5 | 3,623.7 |
| Additions | 262.2 | 35.7 | 170.3 | 634.5 | 1,102.7 | 2,047.1 |
| Disposals | (87.7) | (1.3) | (17.5) | (295.6) | (402.1) | (575.5) |
| **Cost at 31.12.2003** | **1,828.9** | **575.2** | **763.6** | **709.4** | **3,877.1** | **5,095.3** |
| Depreciation and amortisation at 1.1.2003 | 383.1 | 250.8 | 296.2 | - | 930.1 | 1,020.4 |
| Depreciation and amortisation during the year | 101.0 | 49.3 | 85.5 | - | 235.8 | 317.0 |
| Depreciation and amortisation on assets sold | (1.5) | (1.1) | (11.9) | - | (14.5) | (14.5) |
| **Depreciation and amortisation at 31.12.2003** | **482.6** | **299.0** | **369.8** | **-** | **1,151.4** | **1,322.9** |
| **Carrying amount at 31.12.2003** | **1,346.3** | **276.2** | **393.8** | **709.4** | **2,725.7** | **3,772.4** |

4) Including leasehold improvements

The property value of real property in Denmark at 1 January 2003 or later according to the latest public land assessment aggregated DKK 879.6 million at cash value (DKK 648.6 million in 2002). The carrying amount of mortgaged fixed assets in the parent and the Group was DKK 1,067.8 million (DKK 1,117.2 million in 2002).

## 8. Investments in subsidiaries

| | Total DKKm | Cost DKKm | Accumulated revaluations DKKm | Accumulated impairment losses DKKm |
|---|---|---|---|---|
| Carrying amount at 1.1.2003 | 1,477.4 | 1,532.3 | 359.8 | (414.7) |
| Reclassification | - | - | (15.3) | 15.3 |
| Capital contribution and acquisition of company | 1,134.5 | 1,134.5 | - | - |
| Dividend received from subsidiaries | (116.4) | - | (69.1) | (47.3) |
| Profits in subsidiaries | 185.1 | - | 144.6 | 40.5 |
| Losses in subsidiaries | (140.8) | - | (1.5) | (139.3) |
| Exchange differences | (122.2) | - | (14.2) | (108.0) |
| Adjustments | 0.8 | - | 0.7 | 0.1 |
| **Total** | **2,418.4** | **2,666.8** | **405.0** | **(653.4)** |

| | |
|---|---|
| *Offset against short-term receivables from subsidiaries* | 1.3 |
| Offset against long-term receivables from subsidiaries | 6.9 |
| **Total** | **2,426.6** |

The carrying amount of investments in subsidiaries includes goodwill at DKK 932.8 million. The year's goodwill amortisation was DKK 51.0 million.

## 8. Investments in subsidiaries, continued

| | Ownership |
|---|---|
| Lundbeck Argentina S.A., Argentina | 100% |
| Lundbeck Australia Pty Ltd., Australia | 100% |
| Lundbeck S.A., Belgium | 100% |
| Lundbeck Americas Ltda, Brazil | 100% |
| Lundbeck Brasil Ltda., Brazil | 100% |
| Lundbeck Canada Inc., Canada | 100% |
| Lundbeck Chile Farmacéutica Ltda., Chile | 100% |
| Lifecycle Pharma A/S, Denmark | 60% |
| Lundbeck Export A/S, Denmark | 100% |
| Lundbeck Insurance A/S, Denmark | 100% |
| Lundbeck Pharma A/S, Denmark | 100% |
| Lundbeck Group Limited, UK, including: | 100% |
| - Lundbeck Limited, UK | 100% |
| - Lundbeck Pharmaceuticals Limited, UK | 100% |
| Lundbeck Eesti A/S, Estonia | 100% |
| OY H. Lundbeck AB, Finland | 100% |
| Lundbeck SA, France | 100% |
| Lundbeck Hellas S.A., Greece | 100% |
| Lundbeck B.V., Holland | 100% |
| Lundbeck (Hong Kong) Limited, Hong Kong | 100% |
| Lundbeck India Private Limited, India | 100% |
| Lundbeck (Ireland) Limited, Ireland | 100% |
| Lundbeck Israel Ltd, Israel | 100% |
| Lundbeck Italia S.p.A, Italy | 100% |
| Lundbeck Pharmaceuticals, Italy S.p.A., Italy | 100% |
| - Archid S.a., Luxembourg | 100% |
| Lundbeck Japan Kabushiki Kaisha, Japan | 100% |
| Lundbeck Korea Co., Ltd., Korea | 100% |
| Lundbeck Pharma d.o.o., Croatia | 100% |
| SIA Lundbeck Latvia, Latvia | 100% |
| UAB Lundbeck Lietuva, Lithuania | 100% |
| Lundbeck México, SA de CV, Mexico | 100% |
| Lundbeck New Zealand Limited, New Zealand | 100% |
| H. Lundbeck AS, Norway, including: | 100% |
| - CNS Pharma AS, Norway | 100% |
| Lundbeck Pakistan (Private) Limited, Pakistan | 100% |
| Lundbeck Poland Sp.z.o.o., Poland | 100% |
| Lundbeck Portugal - Produtos Farmacêuticos Lda., Portugal | 100% |
| Lundbeck Rus OOO, Russia | 100% |
| Lundbeck (Schweiz) AG, Switzerland | 100% |
| Lundbeck Pharmaceutical GmbH, Switzerland | 100% |
| Lundbeck Slovensko s.r.o., Slovakia | 100% |
| Lundbeck Pharma d.o.o., Slovenia | 100% |
| Axofarma Lab, S.A., Spain | 100% |
| Farmaglia, S.A., Spain | 100% |
| Lundbeck España S.A., Spain | 100% |
| H. Lundbeck AB, Sweden, including: | 100% |
| - CNS Pharma AB, Sweden | 100% |
| Lundbeck South Africa (Pty) Limited, South Africa | 100% |
| Lundbeck CZ s.r.o., Czech Republic | 100% |
| Lundbeck İlac Ticaret Limited Sirketi, Turkey | 100% |
| Lundbeck GmbH, Germany | 100% |
| Lundbeck Hungária KFT, Hungary | 100% |
| Lundbeck, Inc., USA | 100% |
| Synaptic Pharmaceutical Corporation, USA | 100% |
| Lundbeck Arzneimittel Ges.m.b.H., Austria | 100% |

# Notes

## 9. Investments in associates

| | Total DKKm | Cost DKKm | Accumulated revaluations/ impairment losses DKKm |
|---|---|---|---|
| Carrying amount at 1.1.2003 | 114.2 | 109.8 | 4.4 |
| Losses in associates | (3.9) | - | (3.9) |
| Exchange differences | (11.1) | - | (11.1) |
| **Total** | **99.2** | **109.8** | **(10.6)** |

The carrying amount of investments in associates includes goodwill at DKK 26.4 million. The year's goodwill amortisation was DKK 1.4 million.

| | Ownership |
|---|---|
| CF Pharma Gyógyszergyártó KFT, Hungary | 47% |

## 10. Other investments and other receivables

| PARENT | | | | GROUP | |
|---|---|---|---|---|---|
| Receivables from subsidiaries DKKm | Other invest-ments DKKm | Other receiv-ables DKKm | | Other invest-ments DKKm | Other receiv-ables DKKm |
| 1,110.3 | 525.4 | 25.8 | Carrying amount at 1.1.2003 | 527.2 | 36.3 |
| - | 22.9 | 1.2 | Additions | 24.1 | 17.6 |
| (7.2) | (371.9) | (0.6) | Disposals | (372.0) | (2.5) |
| - | (18.6) | - | Value adjustment | (18.6) | - |
| 10.4 | - | - | Adjustment of set-off of negative investments in subsidiaries | - | - |
| - | (28.3) | 0.2 | Exchange differences | (28.6) | 0.1 |
| **1,113.5** | **129.5** | **26.6** | **Carrying amount at 31.12.2003** | **132.1** | **51.5** |

## 11. Inventories

| PARENT | | | GROUP | |
|---|---|---|---|---|
| 2002 DKKm | 2003 DKKm | | 2003 DKKm | 2002 DKKm |
| **286.0** | **277.1** | **Indirect costs of production** | **516.8** | **387,0** |

In connection with the transition to a new SAP product costing system, reclassification has been made of elimination for internal profits between the parent's investments in subsidiaries and the parent's inventories purchased from subsidiaries. Furthermore, reclassifications have been made between the Group's raw materials and consumables, work in progress as well as manufactured goods and goods for resale with respect to goods manufactured within the Group. The comparative figures have therefore been restated.

## 12. Share capital

The share capital of DKK 1,168.7 million at 31 December 2003 is divided into 233,741,985 shares of a nominal value of DKK 5 each.

| | 1999<br>DKKm | 2000<br>DKKm | 2001<br>DKKm | 2002<br>DKKm | 2003<br>DKKm |
|---|---|---|---|---|---|
| Share capital at 1.1 | 1,100.0 | 1,165.5 | 1,165.5 | 1,165.5 | 1,168.7 |
| Employee share issue | 65.5 | - | - | 3.2 | - |
| **Share capital at 31.12** | **1,165.5** | **1,165.5** | **1,165.5** | **1,168.7** | **1,168.7** |

The Supervisory Board recommends distribution of dividend for 2003 at an amount of DKK 1.77 per share, equivalent to DKK 413.7 million inclusive of dividend on treasury shares.

## 13. Minority interests

| | 2003<br>DKKm | 2002<br>DKKm |
|---|---|---|
| Minority interests at 1.1. | 0.4 | 5.5 |
| Additions | 10.1 | 0.5 |
| Disposals | - | (5.7) |
| Share of profit for the year | (3.1) | 0.1 |
| **Minority interests at 31.12** | **7.4** | **0.4** |

## 14. Provision for pensions and similar liabilities

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| - | - | Present value of funded pension liabilities | 117.6 | 126.6 |
| - | - | Fair value of plan assets | (99.0) | (100.2) |
| **-** | **-** | **Funded pension liabilities, net** | **18.6** | **26.4** |
| - | - | Present value of unfunded pension liabilities | 63.3 | 57.7 |
| **-** | **-** | **Provision for pensions at 31.12** | **81.9** | **84.1** |
| - | - | Other pension-like liabilities | 21.1 | 19.4 |
| **-** | **-** | **Provision for pensions and similar liabilities at 31.12** | **103.0** | **103.5** |

The majority of the employees of the Group are covered by pension plans paid for by the companies of the Group. The types of plan vary according to regulatory requirements, tax rules and economic conditions in the countries in which the employees are employed. A summary of the most important plans is given below.

**Defined contribution plans**

For the defined contribution plans, the employer undertakes to pay a defined contribution (e.g. a fixed amount or a fixed percentage of the pay). Under a defined contribution plan, the employees will usually bear the risk related to future developments in interest and inflation rates, etc.

The major defined contribution plans cover employees in Finland, Sweden, the UK, Australia, Belgium, Switzerland and also salaried staff and hourly paid workers in Denmark. The cost of defined contribution plans, representing contributions to the plans, totalled DKK 110.8 million in 2003 (DKK 105.9 million in 2002).

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| **72.6** | **84.3** | **Expenses for the current financial year** | **110.8** | **105.9** |

**Defined benefit plans**

For the defined benefit plans, the employer undertakes to pay a defined benefit (e.g. a retirement pension at a fixed amount or a fixed percentage of the employee's final salary). Under the defined benefit plan, the company usually bears the risk relating to future developments in interest and inflation rates, etc.

For defined benefit plans, the present value of future benefits, which the company is liable to pay under the plan, is computed using actuarial principles. The computation of present value is based on assumptions about discount rates, increases in pay rates and pensions, investment yield, staff resignation rates, mortality and disability. Present value is computed exclusively for the benefits to which the employees have earned entitlement through their employment with the company up till now. Actuarial gains and losses are recognised in the income statement as they are calculated.

The Group's most important defined benefit plans cover employees in the UK and Germany.

## 14. Provision for pensions and similar liabilities, continued

The UK defined benefit plan is funded by means of an independent pension fund. The actuarial calculation of the liability as at 31 December 2003 is stated in the Group's balance sheet at an amount of DKK 18.6 million (DKK 26.4 million in 2002). The liability is calculated as the present value of the future payments of DKK 117.6 million (DKK 126.6 million in 2002) less the market value of the pension fund's assets of DKK 99.0 million (DKK 100.2 million in 2002). The actuarial calculation was based on a discount rate of 5.6% p.a., a pay rate increase of 3.0% p.a. and a pension increase of 2.5% p.a. The calculation does not include an age-weighted staff resignation rate. The consolidated income statement for 2003 includes an income of DKK 5.0 million (an expense of DKK 13.1 million in 2002).

The German defined benefit plan is not funded. The actuarial calculation of the liability under the plan is stated in the consolidated balance sheet at 31 December 2003 at an amount of DKK 60.1 million (DKK 53.8 million in 2002). The actuarial calculation is based on a discount rate of 5.5% p.a., a pay rate increase of 2.5% p.a., a pension increase of 1.5% p.a. and an age-weighted staff resignation rate of 0-10% p.a. The consolidated income statement for 2003 includes an expense of DKK 7.2 million for the plan (of DKK 5.7 million in 2002).

In addition, the Group has defined benefit plans in the Netherlands and Norway, which are also unfunded. The liability under these plans is recorded in the consolidated balance sheet at 31 December 2003 at an amount of DKK 3.2 million (DKK 3.9 million in 2002). The consolidated income statement for 2003 includes an expense on the plans of DKK 2.8 million (DKK 0.1 million in 2002).

| PARENT | | | GROUP | |
|---|---|---|---|---|
| 2002 DKKm | 2003 DKKm | | 2003 DKKm | 2002 DKKm |
| | | **Change in provision for defined benefit plans:** | | |
| - | - | Provision at 1.1. | 84.1 | 67.0 |
| - | - | Exchange differences | (2.2) | - |
| - | - | Recognised as expense (change recognised in the income statement) | 5.0 | 18.9 |
| - | - | Contribution | (5.0) | (1.8) |
| - | - | **Provision for pensions at 31.12.** | **81.9** | **84.1** |
| | | **Expenses recognised for defined benefit plans:** | | |
| - | - | Pension cost for the year | 8.6 | 6.0 |
| - | - | Interest expenses relating to the liabilities | 11.1 | 9.5 |
| - | - | Expected return on plan assets | (6.1) | (6.9) |
| - | - | Actuarial gains/losses | (8.6) | 10.3 |
| - | - | **Total expenses recognised** | **5.0** | **18.9** |
| - | - | **Realised return on plan assets** | **3.3** | **(0.7)** |

### Termination benefit schemes

In 2003, the Group made a provision of DKK 21.1 million (DKK 19.4 million in 2002) to cover termination benefits in Germany, Austria, Italy and Turkey. The termination benefit payments are conditional upon specified requirements being met. The total cost of the schemes was DKK 3.3 million (DKK 5.7 million in 2002).

### Other schemes

In addition to the above plans, the companies of the Group make payments to certain statutory or contract-based benefit schemes for employees of a nature similar to social, pension or insurance plans. The annual contributions to these plans are recognised as part of the Group's total staff costs. The costs paid in 2003 totalled DKK 273.4 million (DKK 213.6 million in 2002).

## 15. Provision for deferred tax

GROUP

**Temporary differences between assets and liabilities as stated in the financial statements and as stated in the tax base:**

| | Balance at 1.1.2003 DKKm | Adjustment of deferred tax at beginning of year DKKm | Acquisition of company DKKm | Exchange differences DKKm | Movement during the year DKKm | Balance at 31.12.2003 DKKm |
|---|---|---|---|---|---|---|
| Intangible assets | 169.7 | - | 432.6 | (59.9) | 221.2 | 763.6 |
| Property, plant and equipment | 965.6 | 7.9 | - | 11.8 | (22.6) | 962.7 |
| Inventories | 194.4 | (51.6) | - | 19.4 | (220.8) | (58.6) |
| Prepayments | (1,017.8) | (32.5) | - | - | (697.5) | (1,747.8) |
| Other items | 0.5 | 33.8 | - | 5.9 | (213.6) | (173.4) |
| Tax provisions in subsidiaries | 82.0 | - | - | - | (9.9) | 72.1 |
| Tax loss carry-forwards | (64.9) | - | (516.9) | 71.5 | 331.5 | (178.8) |
| ***Total temporary differences*** | **329.5** | **(42.4)** | **(84.3)** | **48.7** | **(611.7)** | **(360.2)** |
| **Provisions for deferred tax (deferred tax asset)** | **86.1** | **(11.1)** | **(34.6)** | **14.3** | **(198.5)** | **(143.8)** |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Deferred tax assets DKKm | Deferred tax liabilities DKKm | Net DKKm | Deferred tax assets DKKm | Deferred tax liabilities DKKm | Net DKKm |
| Intangible assets | (60.2) | 278.5 | 218.3 | (0.7) | 51.8 | 51.1 |
| Property, plant and equipment | (16.7) | 305.7 | 289.0 | (15.5) | 299.8 | 284.3 |
| Inventories | (106.8) | 83.6 | (23.2) | (37.1) | 92.0 | 54.9 |
| Prepayments | (524.3) | - | (524.3) | (305.3) | - | (305.3) |
| Other items | (92.9) | 37.2 | (55.7) | (45.4) | 45.4 | - |
| Deferred tax in respect of tax provisions in subsidiaries | - | 20.2 | 20.2 | - | 23.0 | 23.0 |
| Tax value of loss carry-forwards | (68.1) | - | (68.1) | (21.9) | - | (21.9) |
| **Tax (assets)/liabilities** | **(869.0)** | **725.2** | **(143.8)** | **(425.9)** | **512.0** | **86.1** |
| Set-off within legal tax entities and jurisdictions | 705.9 | (705.9) | - | 346.1 | (346.1) | - |
| **Total net tax (assets)/liabilities** | **(163.1)** | **19.3** | **(143.8)** | **(79.8)** | **165.9** | **86.1** |

## 15. Provision for deferred tax, continued

PARENT

Temporary differences between assets and liabilities as stated in the financial statements and as stated in the tax base:

| | Balance at 1.1.2003 DKKm | Adjustment of deferred tax at beginning of year DKKm | Movement during the year DKKm | Balance at 31.12.2003 DKKm |
|---|---|---|---|---|
| Intangible assets | 167.9 | - | 651.7 | 819.6 |
| Property, plant and equipment | 772.8 | (2.7) | 17.0 | 787.1 |
| Inventories | 305.7 | (24.9) | (3.7) | 277.1 |
| Prepayments | (1,017.8) | (32.5) | (697.5) | (1,747.8) |
| Other items | 86.0 | 9.7 | (227.2) | (131.5) |
| **Total temporary differences** | **314.6** | **(50.4)** | **(259.7)** | **4.5** |
| **Provisions for deferred tax (deferred tax asset)** | **94.4** | **(15.1)** | **(77.9)** | **1.4** |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Deferred tax assets DKKm | Deferred tax liabilities DKKm | Net DKKm | Deferred tax assets DKKm | Deferred tax liabilities DKKm | Net DKKm |
| Intangible assets | - | 245.9 | 245.9 | - | 50.4 | 50.4 |
| Property, plant and equipment | - | 236.1 | 236.1 | - | 231.8 | 231.8 |
| Inventories | - | 83.1 | 83.1 | - | 91.7 | 91.7 |
| Prepayments | (524.3) | - | (524.3) | (305.3) | - | (305.3) |
| Other items | (49.5) | 10.1 | (39.4) | - | 25.8 | 25.8 |
| **Tax (assets)/liabilities** | **(573.8)** | **575.2** | **1.4** | **(305.3)** | **399.7** | **94.4** |
| Set-off within legal tax entities and jurisdictions | 573.8 | (573.8) | - | 305.3 | (305.3) | - |
| **Total net tax (assets)/liabilities** | **-** | **1.4** | **1.4** | **-** | **94.4** | **94.4** |

The figures stated above show gross deferred tax assets and tax liabilities respectively at an income tax rate of 30% (30% in 2002).

## 16. Other provisions

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| - | - | Provision at 1.1. | - | - |
| - | 199.7 | Provision charged during the year | 222.0 | - |
| **-** | **199.7** | **Provision at 31.12.** | **222.0** | **-** |

The provision covers severance pay in connection with the staff reductions carried out in the autumn of 2003, which led to the dismissal of about 170 employees, as well as costs of restructuring and closing down the company's regional sales and administration offices. Finally, an amount was allocated in connection with the company's defence of its intellectual property rights.

No further details about the provision are disclosed, as the company finds that this might affect the outcome of pending legal proceedings.

## 17. Long-term debt

| PARENT 2002 DKKm | PARENT 2003 DKKm | | GROUP 2003 DKKm | GROUP 2002 DKKm |
|---|---|---|---|---|
| 11.1 | 354.8 | Mortgage debt due after 5 years | 354.8 | 14.3 |

## 18. Treasury shares

PARENT AND GROUP

| | Shares of DKK 5 nom. Number | Nominal value DKKm | Share of share capital % | Cost DKKm |
|---|---|---|---|---|
| Holding at 1.1.2003 | 2,364,436 | 11.8 | 1.01% | 150.9 |
| Disposals at cost | (79,479) | (0.4) | -0.03% | (3.5) |
| **Holding at 31.12.2003** | **2,284,957** | **11.4** | **0.98%** | **147.4** |

The shares are acquired to secure and fulfil the share option plans for the Executive Management and a number of key employees in Denmark and abroad as well as the share price based plans for employees of foreign subsidiaries. At 31 December 2003, there were share options outstanding for 3,145,839 shares and an obligation corresponding to 766,835 shares relating to the plan for employees of foreign subsidiaries exclusive of social security costs connected with the plan.

The market value of the entire holding of treasury shares at 31 December 2003 was DKK 225.8 million (DKK 440.4 million in 2002). Deferred tax on shares held for less than 3 years was DKK 2.1 million. No provision has been made in respect of the amount.

The selling price of shares disposed of during the year was DKK 5.2 million.

To secure and fulfil the option plan established in 2002 an option contract has been entered into with LFI A/S, which gives the company the right to purchase up to 2,500,000 shares from LFI A/S. The option premium amounted to DKK 105.0 million. The option is exercisable in the period from 1 September 2003 to 1 April 2004. The exercise price has been fixed at 241.38 plus 10% p.a. calculated from 5 March 2002 to the day of exercise.

## 19. Contractual obligations

### Rental and lease obligations

Lundbeck has obligations amounting to DKK 700.3 million (DKK 457.4 million in 2002) in the form of rentals and leasing of operating equipment, primarily cars.

*The future rental and lease payments can be analysed as follows:*

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Land and buildings DKKm | Operating equipment DKKm | Total DKKm | Land and buildings DKKm | Operating equipment DKKm | Total DKKm |
| Less than 1 year | 116.7 | 52.9 | 169.6 | 100.3 | 55.3 | 155.6 |
| Between 1 and 5 years | 275.4 | 35.4 | 310.8 | 186.1 | 46.9 | 233.0 |
| More than 5 years | 219.4 | 0.5 | 219.9 | 68.8 | - | 68.8 |
| **Total** | **611.5** | **88.8** | **700.3** | **355.2** | **102.2** | **457.4** |

Rentals and lease payments recognised in the income statement in 2003 amounted to DKK 177.1 million (DKK 138.9 million in 2002).

### Other purchase obligations
The parent has undertaken to purchase plant, property and equipment in the amount of DKK 44.3 million (DKK 269.2 million in 2002).

### Research cooperation
The Group is part of multi-year research cooperation projects comprising minimum research and contractual obligations in the order of DKK 100 million. The total amount of the obligations can increase substantially in line with the favourable development of the projects.

### Other contractual obligations
The parent has capital contribution obligations amounting to DKK 71.9 million (DKK 102.3 million in 2002) and has entered into various service agreements amounting to DKK 42.2 million (DKK 42.7 million in 2002).

## 20. Contingent liabilities

### Incentive plans

The Group has an obligation relating to share options granted to the Executive Management and a number of key employees as well as a share price based plan for the employees of foreign companies in a total amount of DKK 57.9 million at 31 December 2003 (DKK 260.3 million in 2002). A non-capitalised tax asset of DKK 14.7 million is attached to this obligation.

### Currency risks on prepayment from Forest

The prepayment from Forest has been translated at the exchange rate at the transaction date or at the forward rate and recognised in the balance sheet at DKK 1,747.8 million. If the translation had been made at the exchange rate at the balance sheet date, the prepayment would have amounted to DKK 1,405.0 million. The parent's repayment obligation is thus lower than the prepayment included in the balance sheet.

### Letters of intent and guarantees

The parent company has issued letters of intent to subsidiaries in a total amount of DKK 106.0 million (DKK 134.4 million in 2002). In addition, the parent has issued general letters of intent to subsidiaries. Furthermore, the parent's bankers have issued bank guarantees to third parties in the amount of DKK 73.4 million.

### Pending legal proceedings

The Group is involved in legal proceedings, including cases with generic competitors. In the opinion of management, the outcome of these proceedings will not have any material impact on the Group's financial position beyond the amount provided for in the financial statements. Due to uncertainty about the outcome of the legal proceedings, the final amount of the provision is still unknown.

### Industry obligations

The Group has return obligations normal for the industry. Management expects no significant loss on these obligations.

### Joint taxation

The parent is liable jointly and severally with the other jointly taxed companies for the total income taxes under the joint taxation.

# Notes

## 21. Financial instruments

Currency risks

Net forward exchange contracts and currency options outstanding at 31 December 2003 on a consolidated basis:

**Hedging part:**

| | Hedge value according to the hedge principle DKKm | Market value (forward exchange contracts) DKKm | Loss/gain recognised in equity DKKm | Loss/gain included in the income statement/ balance sheet DKKm | Average hedge prices of existing forward exchange contracts DKK | Maturity period |
|---|---|---|---|---|---|---|
| USD | 1,777.5 | 1,585.0 | 192.5 | 405.5 | 691.78 | Jan - Sep 2004 |
| EUR | 174.7 | 175.0 | (0.3) | 0.3 | 745.89 | Jan - Dec 2004 |
| SEK | 39.1 | 41.0 | (1.9) | 0.1 | 75.26 | Jan - Dec 2004 |
| CHF | 93.2 | 93.9 | (0.7) | (2.8) | 481.59 | Jan - Dec 2004 |
| NOK | 51.3 | 48.6 | 2.7 | 1.3 | 91.98 | Jan - Dec 2004 |
| AUD | 31.1 | 31.7 | (0.6) | 1.5 | 432.03 | Jan - Dec 2004 |
| CAD | 221.6 | 218.2 | 3.4 | 10.2 | 467.11 | Jan - Dec 2004 |
| HUF | 27.3 | 27.6 | (0.3) | (0.3) | 2.80 | Jan - Dec 2004 |
| GBP | 144.8 | 136.8 | 8.0 | (12.1) | 1,102.21 | Jan - Dec 2004 |
| ZAR | 41.2 | 43.8 | (2.6) | (10.5) | 80.63 | Jan - Dec 2004 |
| HKD | - | - | - | 0.8 | - | |
| **Forward contracts** | **2,601.8** | **2,401.6** | **200.2** | **394.0** | | |

The exchange difference between the contract value and the market value of the concluded forward exchange contracts was DKK 252.0 million at 31 December 2003 (DKK 269.9 million in 2002).

There were no currency options under the hedging part at 31 December 2003.

## 21. Financial instruments, continued

Trading part:

| | Market value (forward exchange contracts) DKKm | Loss/gain included in the income statement DKKm | Average hedge prices of existing forward exchange contracts DKK | Maturity period |
|---|---|---|---|---|
| USD | 957.8 | 142.7 | 667.89 | Jan - Dec 2004 |
| EUR | 116.2 | (2.7) | 751.35 | Jan - Oct 2004 |
| SEK | 49.2 | (1.6) | 83.07 | Jan - Mar 2004 |
| NOK | 8.8 | 1.8 | 98.27 | Jan 2004 |
| AUD | 6.2 | (1.3) | 435.70 | Feb 2004 |
| CAD | 22.7 | 0.8 | 473.63 | Mar 2004 |
| HUF | 2.8 | 1.1 | 2.89 | Jan 2004 |
| ZAR | 4.5 | (0.2) | 92.90 | Jan 2004 |
| GBP | - | 1.0 | | |
| Currrency options | - | (7.0) | | |
| **Forward contracts and currency options** | **1,168.2** | **134.6** | | |

The exchange difference between the contract value and the market value of the concluded forward exchange contracts was DKK 114.6 million at 31 December 2003 (DKK 109.8 million in 2002).

There were no currency options under the trading part at 31 December 2003.

### Credit risks

The primary financial instruments shown in the balance sheet are trade receivables, securities and cash. The amounts of these balance sheet items are identical to the maximum credit risk. The Group has no major concentration of credit risk, as the risk is spread over a large number of creditworthy trading partners.

The securities portfolio consists exclusively of Danish government and mortgage credit bonds.

The credit risk of cash and derivative financial instruments (forward exchange contracts and options) is limited because the Group deals only with banks with a high credit rating.

Lundbeck's products are sold mainly to drug distributors and hospitals. Historically, the losses sustained have been insignificant. This was also the case in 2003.

## 21. Financial instruments, continued

### Interest rate risk

The interest rate risk has been calculated based on maturity dates. If repricing or interest rate adjustments have been made before the respective maturity dates, the interest rate risk is calculated on the basis of the repricing dates.

| 2003 | Less than 1 year DKKm | Between 1 and 5 years DKKm | More than 5 years DKKm | Total DKKm | Effective interest rates % |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Receivables* | 2,644.9 | - | - | 2,644.9 | 0 |
| Securities | 52.1 | 758.2 | - | 810.3 | 0-7 |
| Associates | - | - | 99.2 | 99.2 | 0 |
| Other investments | - | 132.1 | - | 132.1 | 0 |
| Cash | 523.6 | - | - | 523.6 | 0-4 |
| **Total financial assets** | **3,220.6** | **890.3** | **99.2** | **4,210.1** | |
| **Liabilities** | | | | | |
| Mortgage debt | 9.8 | 25.6 | 354.8 | 390.2 | 4-6 |
| Other payables | 3,243.2 | - | - | 3,243.2 | 0 |
| Bank debt | 155.8 | - | - | 155.8 | 2-4 |
| **Total financial liabilities** | **3,408.8** | **25.6** | **354.8** | **3,789.2** | |

| 2002 | Less than 1 year DKKm | Between 1 and 5 years DKKm | More than 5 years DKKm | Total DKKm | Effective interest rates % |
|---|---|---|---|---|---|
| **Assets** | | | | | |
| Receivables* | 2,421.0 | - | - | 2,421.0 | 0 |
| Securities | 45.3 | 427.9 | - | 473.2 | 4-6 |
| Associates | - | - | 114.2 | 114.2 | 0 |
| Other investments | - | 527.2 | - | 527.2 | 0 |
| Cash | 388.2 | - | - | 388.2 | 0-4 |
| **Total financial assets** | **2,854.5** | **955.1** | **114.2** | **3,923.8** | |
| **Liabilities** | | | | | |
| Mortgage debt | 9.7 | 28.4 | 14.3 | 52.4 | 4-6 |
| Other payables | 2,939.1 | - | - | 2,939.1 | 0 |
| Bank debt | 187.0 | - | - | 187.0 | 3-6 |
| **Total financial liabilities** | **3,135.8** | **28.4** | **14.3** | **3,178.5** | |

*) Including other receivables and the value of tax assets under investments.

## 22. Related parties

**Lundbeck defines related parties as:**

- The company's principal shareholder, LFI A/S, Vestagervej 17, DK-2900 Hellerup, which is wholly owned by the Lundbeck Foundation, and the Lundbeck Foundation
- Companies in which the principal shareholder exercises controlling influence, and their subsidiaries, i.e. the Chr. Hansen Group
- The company's Executive Management and Supervisory Board
- Companies in which the company's Supervisory Board and Executive Management exercise significant influence

In 2003, the following transactions were made between the defined related parties and Lundbeck:

- The Executive Management has received remuneration and exercised share options, see note 2.
- The Supervisory Board has received remuneration, see note 2.

Otherwise, the company has only made few transactions of marginal importance with its related parties.

## 23. Segment information

**Primary segments:**
The Group's activities are exclusively in the business segment of "Drugs for the treatment of illnesses in the field of CNS".

**Secondary segments:**
The Group's revenue is divided into the following secondary geographical segments:

| | Revenue | |
|---|---|---|
| | 2003 DKKm | 2002 DKKm |
| Denmark | 136.4 | 153.6 |
| Rest of Europe | 4,677.6 | 4,890.2 |
| USA | 3,695.0 | 3,172.3 |
| Rest of world | 1,432.0 | 1,271.9 |
| **Total** | **9,941.0** | **9,488.0** |

The Group's assets and additions to intangible assets and property, plant and equipment, analysed by secondary geographical segment, are as follows:

| | Segment assets* | | Additions fixed assets** | |
|---|---|---|---|---|
| | 2003 DKKm | 2002 DKKm | 2003 DKKm | 2002 DKKm |
| Denmark | 7,463.4 | 5,871.0 | 958.2 | 856.1 |
| Rest of Europe | 2,799.5 | 3,004.6 | 109.3 | 170.7 |
| USA | 215.1 | 17.3 | 796.4 | 0.6 |
| Rest of world | 414.2 | 296.6 | 11.2 | 26.4 |
| **Total** | **10,892.2** | **9,189.5** | **1,875.1** | **1,053.8** |

*) Exclusive of deferred tax assets

**) Intangible assets and property, plant and equipment

## 24. Earnings per share

Earnings per share (EPS) is calculated on the basis of the average number of outstanding shares for the year. No adjustment has been made for the holding of treasury shares, as these represent less than 2% of the total capital.

| | 2003<br>DKKm | 2002<br>DKKm |
|---|---|---|
| Profit for the year (DKKm) | 1,377.2 | 1,269.3 |
| Average number of outstanding shares ('000 shares) | 233,742 | 233,506 |
| **Earnings per share (DKK)** | **5.89** | **5.44** |

## 25. Adjustments

GROUP

| | 2003<br>DKKm | 2002<br>DKKm |
|---|---|---|
| Depreciation and amortisation | 565.1 | 405.1 |
| Increase/(decrease) in pension liability | (2.9) | 21.2 |
| Increase/(decrease) in other provisions | 222.0 | - |
| **Adjustments** | **784.2** | **426.3** |

## 26. Working capital changes

GROUP

| | 2003<br>DKKm | 2002<br>DKKm |
|---|---|---|
| Increase/(decrease) in inventories | (291.4) | (372.5) |
| Increase/(decrease) in receivables | (86.5) | (510.6) |
| Increase/(decrease) in short-term debt | 288.1 | (47.6) |
| **Increase/(decrease) in working capital** | **(89.8)** | **(930.7)** |

## 27. Acquisitions of companies

GROUP

| | 2003 DKKm | 2002 DKKm |
|---|---|---|
| **Acquisitions of companies:** | | |
| Intangible assets | 486.8 | - |
| Property, plant and equipment | 30.1 | - |
| Tax asset | 34.8 | - |
| Other receivables | 5.3 | - |
| Cash | 108.1 | - |
| Non-interest-bearing debt | (69.6) | - |
| **Net assets** | **595.5** | - |
| Goodwill on acquisition of company | 279.5 | - |
| Adjustment, cash | (108.1) | - |
| **Cash cost** | **766.9** | - |
| **Purchase of minority interests in consolidated companies:** | | |
| Minority interests' share of equity | - | 5.5 |
| Goodwill on purchase of minority interests in consolidated companies | - | 6.5 |
| **Cash cost** | - | 12.0 |

## 28. Cash and cash equivalents

GROUP

| | 2003 DKKm | 2002 DKKm |
|---|---|---|
| Securities with a maturity of less than 3 months | 52.1 | 45.3 |
| Securities with a maturity of more than 3 months | 758.2 | 427.9 |
| **Securities included as cash and cash equivalents*** | **810.3** | **473.2** |
| Cash | 523.6 | 388.2 |
| **Cash and cash equivalents at 31.12** | **1,333.9** | **861.4** |

*) The securities holding included as cash and cash equivalents consists exclusively of Danish government and mortgage credit bonds.







# Shareholder information

### Lundbeck's year on the stock exchange

H. Lundbeck A/S' shares are listed on the Copenhagen Stock Exchange (CSE). The price of the shares fell 46.94% from 186.25 at year-end 2002 to 98.82 at year-end 2003. During the same period, the leading KFX index rose by 22.49%, and the CSE35 – the CSE's index for health care stocks – rose by 0.44%.

Triggered by company-specific news and the sharp depreciation of the US dollar, the Lundbeck share performed negatively throughout 2003. The highest price for Lundbeck shares was on 6 January 2003, when it ended in DKK 195.11. The lowest during the year was DKK 94.92, quoted on 11 November 2003.

### Trading of shares

Total trading in Lundbeck shares on the Copenhagen Stock Exchange amounted to DKK 11.2 billion in 2003. This corresponds to a total of 92.1 million shares, making the Lundbeck share the eighth most traded share on the Copenhagen Stock Exchange in 2003.

The market capitalisation of H. Lundbeck A/S was DKK 23.1 billion at the end of 2003, making Lundbeck the sixth-largest share on the Copenhagen Stock Exchange.

At 30 December 2003, the weighting of the Lundbeck share in the KFX index was 4.1% compared with a 10.8% weighting at the same time in 2002.

### Dividend

For the 2003 financial year, the company's Supervisory Board intends to propose payment of a dividend of DKK 1.77 per share, corresponding to 30% of the net profit for the year, and an increase of 55% compared with 2002.

The dividend for the year will be paid automatically via the Danish Securities Centre no later than five days after Lundbeck has held its Annual General Meeting.

### Annual General Meeting

Lundbeck's Annual General Meeting will be held on 30 march 2004 at 4 pm. The Annual General Meeting will be held at:

Copenhagen Congress Center
Bella Center A/S
Center Boulevard
DK-2300 Copenhagen S

Prior to the Annual General Meeting a shareholders' meeting will be held at 3 pm at the same address.

### Share capital

The denomination of each share is DKK 5 nominal value. The number of shares is 233,741,985, corresponding to a nominal share capital of DKK 1,168,709,925.

The company has only one class of shares, and all shares rank equally. The shares are negotiable instruments with no restrictions on their transferability. The company's shares are registered by name and entered in the register of shareholders.

### Composition of shareholders

At the end of 2003, there were 26,113 registered shareholders in the company's register of shareholders. This is an increase of 44% over 2002. This group of shareholders held about 99% of the share capital.

The group of shareholders changed during 2003 as the proportion of shares held by private investors almost doubled to close to 5%. This change occurred because private investors represent the bulk of the approx. 8,000 new shareholders in 2003.

In terms of geographic composition, especially institutional investors from the USA and Switzerland increased their stake of Lundbeck shares, while investors from Singapore decreased their stake in the company during the year. Of the proportion of registered shares owned by institutional investors that do not belong to either LFI A/S or H. Lundbeck A/S, US investors currently hold approx. 35% of the company's shares.

LFI A/S is the largest shareholder in H. Lundbeck A/S. LFI A/S is wholly owned by the Lundbeck Foundation. LFI A/S and The Capital Group Companies, Inc. are the only shareholders who have notified the company that they hold more than 5% of the share capital. At year-end 2003, LFI A/S held 73.4% of the shares in H. Lundbeck A/S, corresponding to 171,540,000 shares. On 21 May 2003, The Capital Group Companies, Inc. announced that they held 5.05% of the company's share capital. At the end of 2003, members of Lundbeck's Supervisory Board and Executive Management held a total of 84,958 Lundbeck shares.

### www.lundbeck.com/investor

Current as well as historical information about Lundbeck's activities is available to all interested parties on www.lundbeck.com/investor. On the website, interested parties can read and subscribe to announcements to the Copenhagen Stock Exchange, monitor the estimates of equity analysts, and read and download financial reports, models and market data. Moreover, the website allows for the playing of live sound and pictures from general meetings and for real-time access to quarterly teleconferences, at which the Lundbeck management comments on

"The Supervisory Board proposes payment of a dividend of DKK 1.77 per share. This corresponds to 30% of the net profit for the year, and is 55% higher than in 2002"

Shares traded and stock performance, 2003


Shares traded, Lundbeck
Lundbeck, stock performance
KFX Index
KAX Index
CSE35 Index
Rate
Pcs 1,000
400
300
200
100
0
8,000
6,000
4,000
2,000
0
02-Jan
01-Feb
03-Mar
02-Apr
02-May
01-Jun
01-Jul
31-Jul
30-Aug
29-Sep
29-Oct
28-Nov
30-Dec

business developments. Lundbeck aims to make www.lundbeck.com the place where all relevant information about the company is

**Investor Relations contact**

For investors' and analysts' enquiries to Investor Relations, please contact:



**Steen Juul Jensen**
Vice President
E-mail: sjj@lundbeck.com

**Jacob Tolstrup**
Investor Relations Manager
E-mail: jtl@lundbeck.com

**Teresa Zoe Langgård**
Event Coordinator
E-mail: tzol@lundbeck.com

Share ratios

| Ratios, per share, DKK | 2002 | 2003 |
|---|---|---|
| Earnings (EPS) | 5.44 | 5.89 |
| Cash flow | 5.54 | 8.13 |
| Net asset value | 24.90 | 29.58 |
| Dividend | 1.14 | 1.77 |
| Dividend as a percentage of net profit | 21.0 | 30.0 |

| Price-related data, DKK | 2002 | 2003 |
|---|---|---|
| Market price, year-end | 186.25 | 98.82 |
| High market price | 267.60 | 195.11 |
| Low market price | 153.29 | 94.92 |
| Average market price | 199.32 | 129.18 |
| Price/Earnings | 34.26 | 16.77 |
| Price/Cash flow | 33.67 | 12.16 |
| Price/Net asset value | 7.48 | 3.34 |
| Market capitalisation, year-end, DKKbn | 43.5 | 23.1 |
| Annual trading, million of shares | 73.4 | 92.1 |



# Shareholder information

### Composition of the shareholder group

- LFI A/S
- *H. Lundbeck A/S*
- Institutional investors, Danish
- Institutional investors, international
- Private investors


5%
11%
10%
1%
73%

Source: Lundbeck Investor Relations

### Composition of the shareholder group exclusive of LFI A/S

- H. Lundbeck A/S
- *Institutional investors,* Danish
- Institutional investors, international
- Private investors


4%
20%
37%
39%

Source: Lundbeck Investor Relations

### Geographical breakdown of institutional investors (exclusive of LFI A/S and H. Lundbeck A/S at 31/12 2002)

- Denmark
- USA
- Singapore
- United Kingdom
- Sweden
- Other


7.1%
2.5%
4.3%
4.9%
31.3%
49.9%

Scorce: Thomson Financial and Lundbeck Investor Relations

### Geographical breakdown of institutional investors (exclusive of LFI A/S and H. Lundbeck A/S at 31/12 2003)

- Denmark
- USA
- Switzerland
- United Kingdom
- Singapore
- Other


7.4%
1.9%
3.6%
3.9%
35.1%
48.1%

Scorce: Thomson Financial and Lundbeck Investor Relations

### Dividend 1999-2003

| | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| Dividend - total (DKKm) | 130 | 197 | 263 | 264 | 414 |
| Dividend per share (DKK)* | 0.56 | 0.86 | 1.14 | 1.14 | 1.77 |
| Pay-out ratio | 20% | 20% | 20% | 21% | 30% |

*) Based on a share denomination of DKK 5.

## Releases from H. Lundbeck A/S in 2003

| No. | Date | Subject |
|---|---|---|
| 119 | 19 December | Two new drug candidates in clinical phase I |
| 118 | 9 December | New incentive plan in the Lundbeck Group |
| 117 | 4 December | Cipralex® approved for treatment of social anxiety disorder |
| 116 | 27 November | Lundbeck's deputy chairman Sven Dyrløv Madsen has died |
| 115 | 26 November | Statement of shares in H. Lundbeck held by insiders |
| 114 | 14 November | Ole Chrintz appointed new Executive Vice President |
| 113 | 5 November | Interim report for the nine months ended 30 September 2003 |
| 112 | 14 October | Date of release of interim report for the nine months ended 30 September 2003 |
| 111 | 13 October | Settlement in UK court case |
| 110 | 10 October | Lundbeck and Teva announce European submission of rasagiline as a treatment for Parkinson's disease |
| 109 | 23 September | H. Lundbeck A/S and Forest Laboratories, Inc. file lawsuit against Ivax Pharmaceuticals, Inc. for patent infringement |
| 108 | 22 September | Claus Bræstrup appointed new President and CEO of H. Lundbeck A/S |
| 107 | 19 September | New data on Cipralex® |
| 106 | 9 September | Statement of shares in H. Lundbeck A/S held by insiders |
| 105 | 2 September | Bifeprunox enters clinical phase III |
| 104 | 19 August | Interim report for the six months ended 30 June 2003 |
| 103 | 19 June | Gaboxadol in phase III clinical trial |
| 102 | 2 June | Lundbeck sells its stake in Cephalon but continues the successful R&D partnership |
| 101 | 23 May | Statement of shares in H. Lundbeck A/S held by insiders |
| 100 | 6 May | Interim report for the three months ended 31 March 2003 |
| 99 | 10 April | Cipralex® superior to Paxil® in treating social anxiety disorder |
| 98 | 9 April | Synaptic to focus on CNS research |
| 97 | 8 April | The Annual General Meeting of H. Lundbeck A/S was held 8 April 2003 at Bella Center |
| 96 | 3 April | Statement of shares in H. Lundbeck A/S held by insiders |
| 95 | 31 March | Election of members to the Supervisory Board of H. Lundbeck A/S |
| 94 | 26 March | Successful completion of rasagiline phase III clinical program |
| 93 | 21 March | Notice convening the Annual General Meeting 2003 in H. Lundbeck A/S |
| 92 | 10 March | Lundbeck to expand its Executive Management |
| 91 | 10 March | Announcement of results for the year ended 31 December 2002 |
| 90 | 6 March | Synaptic Pharmaceuticals part of H. Lundbeck A/S |
| 89 | 11 February | Synaptic Pharmaceuticals' stockholders approve merger agreement with H. Lundbeck A/S |
| 88 | 29 January | Financial calendar 2003 |
| 87 | 6 January | Lundbeck and Teva announce phase III trials did not demonstrate etilevodopa superiority over standard levodopa |

## Financial calendar 2004

| Tentative dates | Event |
|---|---|
| 10 March 2004 | Annual report for the year ended 31 December 2003 |
| 30 March 2004 | Annual General Meeting |
| 10 May 2004 | Interim report for the three months ended 31 March 2004 (January-March) |
| 17 August 2004 | Interim report for the six months ended 30 June 2004 (January-June) |
| 9 November 2004 | Interim report for the nine months ended 30 September 2004 (July – September) |



# Shareholder information

**Analyst coverage**

| Broker | Analyst | Website |
|---|---|---|
| ABG Sundal Collier | Alexander Lindström<br>Peter Östling | www.abgsc.com |
| Alfred Berg / ABN Amro | Tero Weckroth<br>Poul P. Lykkesfeldt | www.abnamro.com |
| Alm. Brand Bank | Michael D. Jørgensen | www.almbrand.dk |
| Arbejdernes Landsbank | Stig Andersen | www.al-bank.dk |
| Carnegie Bank | Annette Lykke | www.carnegie.dk |
| Danske Equities | Martin Parkhøi | www.danskeequities.com |
| Deutsche Bank | Brian White | www.db.com |
| Dresdner Kleinwort Wasserstein | Shawn Manning | www.drkwresearch.com |
| Enskilda Securites | Lars Hevreng<br>Niels Granholm-Leth | www.enskilda.com |
| E*Trade Securities | Michael Leacock | www.etrade.com |
| Goldman Sachs | Laura Balan<br>Vikram Sahu | www.gs.com |
| GP Børsmæglerselskab | Andreas Bernhoft | www.gpb.dk |
| Gudme Raaschou | Hanne Leth Hillman | www.gr.dk |
| Handelsbanken | Astrid Samuelsson<br>Michael Novod | www.handelsbanken.com |
| ING | Max Herrmann | www.ing.com |
| Jyske Bank | Peter B. Andersen | www.jyskebank.com |
| Morgan Stanley | Paul Mann<br>Andrew Baum | www.msdw.com |
| Nordea Securities | Henrik D. Simonsen | www.nordeasecurities.com |
| Oppenheim | Peter A. Düllmann | www.oppenheim.com |
| SG Cowen | Kevin Scotcher<br>Andrew Sinclair | www.sgcowen.com |
| SparNord | Claus Juul | www.sparnord.dk |
| Sydbank | Brian Kirk | www.sydbank.dk |
| UBS Warburg | Andrew Kocen | www.ubswarburg.com |

*For further information: www.lundbeck.com/investor/share/analystcoverage*

# Lundbeck worldwide

## Parent company

**Denmark**
H. Lundbeck A/S

## Synthesis factories

**Denmark**
H. Lundbeck A/S
**Italy**
Lundbeck Pharmaceuticals, Italia S.p.A.
**United Kingdom**
Lundbeck Pharmaceuticals Ltd.

## Subsidiaries

### Africa

**South Africa**
Lundbeck South Africa (Pty) Limited

### Americas

**Argentina**
Lundbeck Argentina S.A.
**Brazil**
Lundbeck Brasil Ltda.
Lundbeck Americas Ltda.
**Canada**
Lundbeck Canada Inc.
**Chile**
Lundbeck Chile Farmacéutica Ltda.
**Mexico**
Lundbeck México SA de CV
**USA**
Lundbeck, Inc.
Synaptic Pharmaceutical Corporation

### Asia

**Hong Kong**
Lundbeck (Hong Kong) Limited
**India**
Lundbeck India Private Limited
**Israel**
Lundbeck Israel Ltd.
**Japan**
Lundbeck Japan Kabushiki Kaisha
**Korea**
Lundbeck Korea Co., Ltd.
**Pakistan**
Lundbeck Pakistan (Private) Limited
**Turkey**
Lundbeck İlaç Ticaret Limited Sirketi

### Europe

**Austria**
Lundbeck Arzneimittel Ges.m.b.H.
**Belgium**
Lundbeck S.A.
**Croatia**
Lundbeck Pharma d.o.o.
**The Czech Republic**
Lundbeck CZ s.r.o.
**Denmark**
Lundbeck Pharma A/S
Lundbeck Export A/S
**Estonia**
Lundbeck Eesti A/S
**Finland**
OY H. Lundbeck AB
**France**
Lundbeck SA
**Germany**
Lundbeck GmbH
**Greece**
Lundbeck Hellas S.A.
**Hungary**
Lundbeck Hungária KFT
**Ireland**
Lundbeck (Ireland) Limited
**Italy**
Lundbeck Italia S.p.A.
**Latvia**
SIA Lundbeck Latvia
**Lithuania**
UAB Lundbeck Lietuva
**The Netherlands**
Lundbeck B.V.
**Norway**
H. Lundbeck AS
**Poland**
Lundbeck Poland Sp.z.o.o.



**Portugal**
Lundbeck Portugal - Produtos Farmacêuticos Lda
**Russia**
Lundbeck Russia
**Slovakia**
Lundbeck Slovensko s.r.o.
**Slovenia**
Lundbeck Pharma d.o.o.
**Spain**
Lundbeck España S.A.
Axofarma Lab, S.A.
Farmaglia, S.A.
**Sweden**
H. Lundbeck AB
**Switzerland**
Lundbeck (Schweiz) AG
**UK**
Lundbeck Limited

## Oceania

**Australia**
Lundbeck Australia Pty Ltd

## Representative offices

Bulgaria
China
Egypt
Iceland
Iran
Kingdom of Saudi Arabia
Malaysia
Philippines
Romania
Singapore
Thailand
The Ukraine
United Arab Emirates

## Foundations & Institutions

Lundbeck International Neuroscience Foundation

The Lundbeck Institute

H. Lundbeck A/S Annual General Meeting
will be held on 30 March 2004 at 4 pm
at Copenhagen Congress Center,
Bella Center.

Design: Bysted A/S
Photo: Sofie Helsted and Simon Ladefoged
Print: Quickly Tryk A/S
March 2004

H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby

Investor Relations &
Corporate Reporting

Tel: +45 3630 1311
Fax: +45 3630 1940
www.lundbeck.com
information@lundbeck.com
CVR No 56759913

WHO vurderer, at depression vil være den næststørste årsag til den globale sundhedsbyrde i 2020

at ca. 1%

mennesker på et tidspunkt i deres liv vil blive ramt af

Italien,

af søvnforstyrrelser



Årsrapport 2003

Lundbeck

# Indhold

Forandring ........ 3
Bestyrelse og direktion ........ 4
Årets resultater ........ 6
Vigtige begivenheder ........ 10
Lægemidler i klinisk udvikling ........ 14
Lancerede lægemidler ........ 15
Alzheimers sygdom ........ 16
Depression og angst ........ 20
Parkinsons sygdom ........ 24
Skizofreni ........ 27
Søvnforstyrrelser ........ 31
Viden og kompetence ........ 36
Miljø ........ 40
Den finansielle udvikling for koncernen 1994-2003 ........ 44
Regnskabsberetning ........ 46
Anvendt regnskabspraksis ........ 57
Resultatopgørelse ........ 65
Balance pr. 31. december 2003 ........ 66
Egenkapitalopgørelse pr. 31. december 2003 ........ 68
Pengestrømsopgørelse ........ 71
Ledelsespåtegning ........ 72
Revisionspåtegning ........ 73
Noter ........ 74
Aktionærinformation ........ 102
Lundbeck på verdensplan ........ 108

# Forandring



Det er forandringens tid for Lundbeck – både inde i virksomheden og udenfor.

Vi ændrer strukturer og metoder. Vi målretter strategier og optimerer ressourcer. Og vi har skiftet ledelse – jeg selv var én af dem, der i 2003 påtog mig et nyt ansvar.

Lundbeck gennemlever i øjeblikket en omstillingsfase. Vi er i fuld gang med at introducere to nye lægemidler – Cipralex® til behandling af depression og Ebixa® til behandling af Alzheimers sygdom. Samtidig er Cipramil®, der bragte Lundbeck ind i det 21. århundrede, under intens konkurrence fra kopipræparater.

Både Cipralex® og Ebixa® er værdifulde lægemidler, der tilbyder patienter nye kvaliteter. De har potentiale til betydelig vækst i adskillige år.

Forskningen vil skabe den langsigtede udvikling. Lundbeck har endnu et lægemiddel under registrering og to værdifulde kandidater i den sene fase III-klinik, som store internationale lægemiddelvirksomheder netop har omfavnet.

Også omkring os ser vi ny bevægelse. Offentligheden og medierne stiller krav til lægemiddelindustrien om gennemsigtighed, ansvarlighed og dialog. Corporate governance, social ansvarlighed og kommunikation er ikke blot forbigående managementbegreber, men er derimod blevet en daglig realitet.

Sundhedsøkonomi er et stort tema, og det udfordrer vores evne til at kommunikere værdien af nye lægemidler.

Psykisk sygdom er først og fremmest en alvorlig menneskelig lidelse. Men den er også forbundet med en stor økonomisk og social byrde. Lundbecks produkter kan reducere både de menneskelige og samfundsmæssige omkostninger.

Lundbecks medarbejdere skal have en stor tak. De har ydet uvurderlige bidrag, og vil gøre det igen. Al kraften i den tusindtallige kompetente medarbejderstab er rettet mod forbedringer i behandling af psykiatriske og neurologiske sygdomme.

Det er ikke blot vores levebrød. I kraft af fremragende lægemidler kan vi gøre en forskel for såvel patientens livskvalitet som i samfundet som helhed.

Claus Bræstrup
Koncernchef

# Bestyrelse



Flemming Lindeløv



Lars Bruhn



Peter Kürstein



Mats Pettersson



Jes Østergaard



Jan Gottliebsen



Birgit Bundgaard Rosenmeier



Torben Skarsfeldt

**Flemming Lindeløv**, formand
Født 20. august 1948
Civilingeniør, ph.d.
Adm. direktør, Royal Scandinavia A/S
Valgt på generalforsamlingen 1998
Ledelseshverv:
Royal Copenhagen A/S (Formand)
Royal Scandinavia Retail A/S (Formand)
Orrefors Kosta Boda AB (Formand)
Holmegaard A/S (Formand)
Royal Copenhagen Japan (Formand)
Georg Jensen A/S (Næstformand)

**Lars Bruhn**
Født 20. november 1949
Civilingeniør, HD
Koncernchef, BRUHN koncernen
Valgt på generalforsamlingen 1995
Ledelseshverv:
IVS A/S (Formand)
BRUHN NewTech A/S (Formand)
DIEU A/S (Formand)
Danish Venture Capital Association (Formand)
Dagbladet Børsen A/S
BRUHN Holding ApS
Kapow Technologies A/S
EDB Gruppen A/S
Ascio Technologies Inc.
Danish IT Industry Association

**Peter Kürstein**
Født 28. januar 1956
MBA
Koncerndirektør, Radiometer A/S
Valgt på generalforsamlingen 2001
Ledelseshverv:
Foss A/S
Radiometer Medical A/S
Harvard Business School Club in Denmark
Danish American Business Forum (næstformand)

**Mats Pettersson**
Født 7. november 1945
B.Sc.
Adm. direktør, Biovitrum AB
Valgt på generalforsamlingen 2003
Ledelseshverv:
Biacore International AB

**Jes Østergaard**
Født 5. marts 1948
Civilingeniør
Adm. direktør, DakoCytomation A/S
Valgt på generalforsamlingen 2003
Ledelseshverv:
Lundbeckfonden
LFI A/S

**Jan Gottliebsen**
Født 27. januar 1956
Smed
Teamleder
Medarbejdervalgt 1986

**Birgit Bundgaard Rosenmeier**
Født 12. august 1952
Cand.pharm.
Afdelingsleder
Medarbejdervalgt 1993

**Torben Skarsfeldt**
Født 19. maj 1950
Dr.scient.
Project Director
Medarbejdervalgt 1990

# Direktion



Claus Bræstrup



Lars Bang



Ole Chrintz



Hans Henrik Munch-Jensen



Stig Løkke Pedersen

**Claus Bræstrup**
Født 18. januar 1945
Cand.scient., dr.med.
Koncernchef & adm. direktør
Ledelseshverv:
BRIC (Formand)
Combio A/S
Hormos Medical Corp.

**Lars Bang**
Født 31. juli 1962
Civilingeniør, HD
Koncerndirektør
Supply Operations, Engineering & IT
Ledelseshverv:
Fertin Pharma A/S

**Ole Chrintz**
Født 2. december 1958
Cand.polit.
Koncerndirektør
Operations Europe and Strategic Marketing

**Hans Henrik Munch-Jensen**
Født 15. april 1960
Cand.scient.pol.
Koncerndirektør
Corporate Finance
Ledelseshverv:
European Federation of Pharmaceutical
Industries and Associations

**Stig Løkke Pedersen**
Født 17. juli 1961
Cand.merc.
Koncerndirektør
Operations RoW & Corporate Affairs
Ledelseshverv:
Nuevolution A/S (Formand)

Den 25. november 2003 døde selskabets næstformand Sven Dyrløv Madsen efter kort tids sygdom. Sven Dyrløv Madsen blev indvalgt i Lundbecks bestyrelse i 1993 og bestred blandt sine mange tillidshverv tillige posten som formand for Lundbeckfonden.



# Årets resultater

HOVEDTAL FOR KONCERNEN 1999-2003

| | 1999<br>DKK mio. | 2000<br>DKK mio. | 2001<br>DKK mio. | 2002<br>DKK mio. | 2003<br>DKK mio. | 2003<br>EUR mio.* |
|---|---|---|---|---|---|---|
| Nettoomsætning | 3.991 | 5.623 | 7.656 | 9.488 | 9.941 | 1.335 |
| Forsknings- og udviklingsomkostninger | 824 | 1.416 | 1.541 | 1.573 | 1.933 | 260 |
| Resultat af primær drift | 664 | 1.004 | 1.826 | 2.361 | 2.132 | 286 |
| Finansielle poster, netto | 239 | 386 | 79 | (286) | (76) | (10) |
| Årets resultat | 655 | 985 | 1.311 | 1.269 | 1.377 | 185 |
| Samlede aktiver | 4.639 | 6.783 | 7.966 | 9.269 | 11.055 | 1.485 |
| Egenkapital | 2.911 | 3.757 | 4.742 | 5.821 | 6.914 | 929 |
| Pengestrømme fra drifts- og investeringsaktivitet | 375 | 170 | (341) | 107 | 421 | 57 |
| Materielle anlægsinvesteringer, brutto | 335 | 714 | 975 | 784 | 962 | 129 |
| | % | % | % | % | % | |
| Overskudsgrad | 16,6 | 17,9 | 23,9 | 24,9 | 21,4 | |
| Afkastningsgrad | 42,2 | 43,0 | 47,8 | 48,1 | 36,9 | |
| Egenkapitalforrentning | 28,1 | 29,5 | 30,9 | 24,1 | 21,6 | |
| Egenkapitalandel | 62,8 | 55,4 | 59,5 | 62,8 | 62,5 | |
| | DKK | DKK | DKK | DKK | DKK | EUR* |
| Resultat pr. aktie (EPS)** | 2,88 | 4,22 | 5,62 | 5,44 | 5,89 | 0,79 |
| Udbytte pr. aktie** | 0,56 | 0,85 | 1,14 | 1,14 | 1,77 | 0,24 |
| Cashflow pr. aktie** | 3,67 | 4,94 | 7,30 | 5,54 | 8,13 | 1,09 |
| Indre værdi pr. aktie** | 12,49 | 16,12 | 20,34 | 24,90 | 29,58 | 3,97 |
| Gennemsnitligt antal ansatte | 2.653 | 3.002 | 3.560 | 4.534 | 5.223 | |

*) Omregnet til gældende EUR-kurs pr. 31. december 2003 (kurs 744,46)
**) Beregning er baseret på en aktiestørrelse på nom. DKK 5 pr. aktie

| | 1999<br>DKK mio. | 2000<br>DKK mio. | 2001<br>DKK mio. | 2002<br>DKK mio. | 2003<br>DKK mio. | Vækst<br>02-03 |
|---|---|---|---|---|---|---|
| Cipramil® | 2.572 | 3.455 | 4.539 | 5.187 | 4.340 | -16% |
| Cipralex® | - | - | - | 78 | 645 | 729% |
| Ebixa® | - | - | - | 29 | 286 | 893% |
| Celexa™ | 511 | 1.152 | 1.657 | 2.378 | 1.725 | -27% |
| Lexapro™ | - | - | 259 | 777 | 1.928 | 148% |
| Øvrige produkter | 908 | 1.016 | 1.201 | 1.040 | 1.017 | -2% |
| **I alt** | **3.991** | **5.623** | **7.655** | **9.488** | **9.941** | **5%** |

## "Det er ledelsens ønske, at virksomhedens stærke finansielle situation skal komme aktionærerne til gode"

2003 var et turbulent og udfordrende år for Lundbeck.

For første gang siden Lundbeck blev børsført i 1999, nåede selskabet ikke de finansielle målsætninger, som blev kommunikeret til kapitalmarkedet i forbindelse med aflæggelsen af årsregnskabet for 2002 den 10. marts 2003.

Det var ledelsens forventning, at omsætningen ville stige med ca. 10%, samt at resultat af primær drift ville stige med ca. 12% i forhold til 2002. Ledelsen gentog sine forventninger ved aflæggelsen af efterfølgende finansielle delrapporter af 6. maj og 19. august 2003.

Den nye koncerndirektion med Claus Bræstrup som koncernchef nedjusterede den 4. november selskabets forventning til omsætningen fra en vækst på ca. 10% i forhold til 2002 – til ca. 5% vækst i forhold til 2002.

Den manglende finansielle målopfyldelse skyldes en kombination af forsinkede introduktioner af Cipralex® i flere europæiske lande, mindre salg end forventet af Cipralex® i enkelte lande samt lavere end estimeret salg af citalopram til Lundbecks amerikanske partner Forest Labs.

I forbindelse med nedjusteringen foretog ledelsen en hensættelse på DKK 300 mio. Hensættelsen dækker omkostninger til medarbejderfratrædelser i forbindelse med den reduktion af medarbejderstyrken på ca. 170 mennesker, der blev gennemført i efteråret 2003, samt omkostninger til restrukturering og nedlukning af selskabets regionale salgs- og administrationskontorer. Endelig er der hensat et beløb til selskabets forsvar af sine intellektuelle rettigheder.

Inklusive hensættelsen på DKK 300 mio. nedjusterede ledelsen forventningerne til resultat af primær drift til et fald på ca. 10% i forhold til 2002.

Den realiserede omsætning i 2003 blev DKK 9.941 mio. svarende til en stigning på 5% i forhold til året før, hvilket svarer til en vækst på 9% målt i lokal valuta. Det realiserede resultat af primær drift blev DKK 2.132 mio. svarende til et fald på 10% i forhold til 2002.

Resultat efter skat og minoritetsinteresser steg med 8% til DKK 1.377. Årets resultat pr. aktie steg med 8% til DKK 5,89 pr. aktie fra DKK 5,44 i 2002

Det er naturligvis skuffende, at selskabet ikke indfriede de udmeldte forventninger til den finansielle udvikling i 2003, hvilket dog ikke bør skygge for det faktum, at der også blev opnået mange fine resultater i 2003. En detaljeret gennemgang af årets økonomiske resultat samt salgsudviklingen kan findes i regnskabsberetningen side 46-56.

**Aktietilbagekøb**

Lundbeck har historisk genereret et betydeligt frit cashflow, og det er ledelsens forventning, at dette også vil være tilfældet i de kommende år. Det er ledelsens strategi at reinvestere virksomhedens finansielle ressourcer i selskabets udviklingsportefølje af nye og innovative lægemidler for ad den vej at skabe en betydelig værditilvækst for selskabets aktionærer.

Det er imidlertid ledelsens ønske, at virksomhedens stærke finansielle situation også på kort sigt skal komme aktionærerne til gode, hvorfor bestyrelsen har besluttet at udnytte den af generalforsamlingen afgivne bemyndigelse til køb af egne aktier.

Tilbagekøbsprogrammet, der er dimensioneret med respekt for Lundbecks relativt beskedne free flow på 27%, vil maksimalt være på DKK 400 mio. Da virksomheden også i de kommende år forventes at generere et betydeligt frit cashflow, vil yderligere tilbagekøb af egne aktier kunne blive aktuelt i de kommende år.

Bestyrelsen fik på generalforsamlingen den 8. april 2003 bemyndigelse til at købe egne aktier i medfør af Aktieselskabslovens §48 på indtil 10% af aktiekapitalen. Den 10. marts 2004 offentliggjorde selskabet, at det vil gennemføre et aktietilbagekøbsprogram på indtil DKK 400 mio. via en udpeget bank og i medfør af den til enhver tid afgivne bemyndigelse fra generalforsamlingen på indtil 10% af aktiekapitalen. Aktierne vil blive købt på det åbne marked og vil blive anvendt til den fortsatte udvikling af selskabets kapitalstruktur samt til annullering på et behørigt tidspunkt. Lundbeckfonden deltager igennem sit 100% ejede datterselskab LFI A/S forholdsmæssigt i tilbagekøbet med henblik på at der fastholdes en free float i aktien på ca. 27%. Selskabet vil gennemføre dette program periodevis over året under hensyntagen til markedsforholdene, gældende lovgivning og bestemmelser om aktietilbagekøb samt "best practice" i forhold til gennemførelsen.

Der er anmodet om forhåndstilladelse fra de danske skattemyndigheder vedrørende aktietilbagekøbsprogrammet.



# Årets resultater

**Ny dividendepolitik**
Bestyrelsen indstiller til generalforsamlingen, at dividendeudbetalingen hæves til et niveau sammenligneligt med andre tilsvarende virksomheder i den farmaceutiske industri.

Dividendeudbetalingen foreslås hævet til 30% af resultatet efter skat, hvilket svarer til en stigning på 55% i forhold til dividendeudbetalingen for 2002. I forbindelse med forslaget om at øge dividendeudbetalingen har bestyrelsen tillige revideret selskabets dividendepolitik, der har været gældende siden selskabets børsføring i 1999. Det er hensigten, at selskabet i de kommende år vil udbetale en dividende på mellem 25% og 35% af resultatet efter skat mod tidligere 15-25%. Det er herefter bestyrelsens opfattelse, at selskabets dividendepolitik ligger på niveau med tilsvarende virksomheder i den farmaceutiske industri.

**Finansielle forventninger til 2004 - og risici**
Lundbeck befinder sig i en overgangsperiode, hvor tabet af omsætning til kopiproducenter af generisk citalopram skal kompenseres af omsætningen fra Lundbecks nyligt lancerede lægemidler: Cipralex® til behandling af depression/angst samt Ebixa® til behandling af svær Alzheimers sygdom.

Den lave dollarkurs, den intense generiske konkurrence fra kopi-producenter af citalopram samt et stigende pres fra de europæiske sundhedsmyndigheder for at opnå lavere medicinpriser betyder, at selskabet for 2004 forventer en lavere omsætning målt i danske kroner sammenlignet med omsætningen for 2003 – lavere end kommunikeret til markedet i forbindelse med aflæggelse af 9-måneders resultatet i november 2003.

På trods af dette forventes resultat af primær drift fortsat at ligge på niveau med 2003 – før den modtagne initiale betaling på USD 70 mio. fra Merck i forbindelse med indgået aftale omkring gaboxadol.

Resultat af primær drift for 2004 forventes inklusive den modtagne betaling fra Merck at blive ca. DKK 2,5 mia.

Det frie cashflow forventes for 2004 at blive mere end DKK 1,0 mia.

Ledelsen ønsker i forbindelse med selskabets forventninger til 2004 at præcisere, at følgende hændelser kan få betydning for selskabets finansielle udvikling i 2004:

- Tidligere end forventet lancering af generisk citalopram i USA
- En senere lancering af Cipralex® i Frankrig, Spanien samt i Canada end forventet
- En lavere end forventet markedspenetration på de markeder hvor Cipralex® og Ebixa® allerede er lanceret
- Omkostninger i forbindelse med omstruktureringer
- Samarbejdsaftaler, aftaler om indlicensering, erhvervelse af teknologi mv.

Ledelsen ønsker også at understrege, at det i en forskende og internationalt agerende virksomhed som Lundbeck hverken er muligt eller et mål i sig selv at undgå risiko, men at alle risici overvåges løbende af såvel direktion som bestyrelse, samt at signifikante ændringer i selskabets risikoprofil vil blive offentliggjort til Københavns Fondsbørs.

**Corporate Governance**
Der er i de senere år skabt tradition for, at danske børsnoterede selskaber forholder sig til begrebet Corporate Governance – ofte med udgangspunkt i det arbejde der i 2001 blev publiceret af det såkaldte Nørby-udvalg. I Lundbecks årsrapport for 2002 findes en omfangsrig gennemgang af udvalgets anbefalinger og selskabets stillingtagen hertil. En fuldstændig og detaljeret gennemgang, hvor Lundbecks bestyrelse har forholdt sig til samtlige af Nørby-udvalgets anbefalinger, er tilgængelig på: www.lundbeck.com/aboutus/Management/Corporate_Governance/Default.asp

Et gennemgående element i Corporate Governance diskussionen har været, hvorvidt børsnoterede selskaber skulle være tvunget til at nedsætte bestyrelseskomitéer – specielt revisions- og kompensationskomitéer – eller om dette fortsat skulle være op til det enkelte selskabs bestyrelse.

I det forløbne år har Lundbecks bestyrelse diskuteret dette og besluttet at etablere såvel en revisions- som en kompensationskomité.

Det er vigtigt at understrege, at hverken revisions- eller kompensationskomitéen har et eget, selvstændigt ansvar på bestyrelsens vegne, men at deres arbejde alene er af sagsforberedende karakter.

Hvem af bestyrelsens medlemmer, der indtræder i de to komitéer, besluttes på bestyrelsens konstituerende møde efter generalforsamlingen den 30. marts 2004.

**Revisionskomitéen**
I forbindelse med beslutningen om at etablere en revisionskomité har bestyrelsen defineret de opgaver revisionskomitéen skal udføre.

Det er således revisionskomitéens opgave at gennemgå:

- selskabets finansielle rapporteringsprocedurer, herunder procedurerne for gennemgang af del- og helårsrapporter
- virksomhedens regnskabsrapportering og anden finansiel information, der offentliggøres af selskabet, herunder oplysninger om nærtstående parter
- interne kontroller i relation til finansiel rapportering for at sikre den overordnede balance og gennemsigtighed samt at
- vurdere revisorernes rapportering og kommunikere med revisorerne.

Der lægges med etableringen af en revisionskomité op til en tættere dialog med selskabets øverste ledelsesorgan omkring arten og omfanget af revisorernes opgaver for selskabet.

Det er forudsat, at revisionskomitéen afholder tre ordinære møder årligt, og at et af disse møder vil være uden deltagelse af selskabets direktion

**Kompensationskomité**

Formålet med nedsættelsen af en kompensationskomité er at give den samlede bestyrelse det bedst mulige grundlag for at træffe beslutning om direktionens samlede aflønningspakke.

Komitéen har til opgave dels at sikre, at direktionens samlede aflønning til stadighed er konkurrencedygtig, også i et regionalt perspektiv, dels at direktionens aflønning står i et rimeligt forhold til de opnåede resultater.

Det er endvidere udvalgets opgave at sikre, at de eventuelle options/warrants-programmer, der tildeles direktionen, på den ene side er konkurrencedygtige og på den anden side ikke er usædvanlige i forhold til beslægtede virksomheder og brancher.



# Vigtige begivenheder i 2003

I **januar** offentliggjorde Lundbeck kliniske fase III-resultater af en hurtigt frigivende formulering af etilevodopa, et opløseligt prodrug af levodopa, til behandling af patienter med fremskreden Parkinsons sygdom. Etilevodopa viste sig at være veltolereret og lige så effektivt som levodopa. Dog blev der ikke opnået statistisk signifikante resultater for det primære endpoint, dvs. hurtigere klinisk effekt end med standard levodopa.

I **februar** godkendte aktionærerne i det amerikanske forskningsselskab Synaptic Pharmaceutical Corporation på en ekstraordinær generalforsamling fusionen mellem Synaptic og et datterselskab af H. Lundbeck A/S.

I **marts** blev fusionen mellem Synaptic Pharmaceutical Corporation og et datterselskab af H. Lundbeck A/S gennemført, og Synaptic Pharmaceutical Corporation blev et 100% ejet datterselskab af H. Lundbeck A/S. Lundbeck erhvervede Synaptic for et beløb på USD 122,5 mio. svarende til DKK 851,4 mio.

I samme måned kunne Lundbeck og Teva Pharmaceutical Industries Ltd. offentliggøre vellykkede resultater af to kliniske fase III-undersøgelser med rasagilin til patienter med fremskreden Parkinsons sygdom. I begge forsøg blev der opnået statistisk signifikante resultater for det primære endpoint.

På Lundbecks generalforsamling i **april** afgik bestyrelsesformand Arne V. Jensen som følge af selskabets aldersgrænse på 70 år. Bestyrelsen konstituerede sig efterfølgende med Flemming Lindeløv som ny formand. Det blev samtidig vedtaget at ændre selskabets vedtægter, så direktionen fremover kan bestå af 2 – 6 medlemmer. Umiddelbart efter generalforsamlingen blev selskabets direktion udvidet med koncerndirektør Lars Bang, koncerndirektør Stig Løkke Pedersen og koncerndirektør Hans Henrik Munch-Jensen.

Endvidere offentliggjorde Lundbeck kliniske data i **april**, der bekræfter, at Cipralex® (escitalopram) er væsentligt bedre end placebo til behandling af socialfobi. Efter 24 uger viste Cipralex® tillige en signifikant bedre effekt end Paxil® (paroxetin) i behandlingen af socialfobi. Sammenlignet med placebo viste Cipralex® endvidere bedre resultater som profylaktisk behandling, og det blev påvist, at stoffet er yderst veltolereret i behandlingen af socialfobi.

I **juni** meddelte Lundbeck, at salget af selskabets beholdning af aktier i Cephalon, Inc. var blevet afsluttet. Det succesfulde samarbejde med Cephalon, Inc. fortsætter med lægemiddelkandidaten CEP 1347 til behandling af Parkinsons sygdom som det mest fremskredne projekt.

I samme måned indledtes det første kliniske fase III-studie med lægemiddelkandidaten gaboxadol til behandling af søvnløshed.

I **september** besluttede Lundbeck og Solvay Pharmaceuticals at påbegynde kliniske fase III-undersøgelser med det atypiske antipsykotikum bifeprunox. Beslutningen om at gå videre med fase III var baseret på de gode resultater, der blev opnået i de fælles, afsluttede fase II-forsøg.

Endvidere offentliggjorde Lundbeck resultaterne af en række undersøgelser, som blev fremlagt på den 16. kongres for European College of Neuropsychopharmacology i Prag. Videnskabelige resultater, der vedrører virkningsmekanismen, viste, at escitalopram (Cipralex®) har den unikke virkning, at det forstærker og forlænger sin egen binding til det humane serotonin-transportprotein, og at R-citalopram modvirker effekten af citalopram, hvilket forklarer, hvorfor escitalopram er mere aktiv end citalopram.

På samme konference fremlagde Lundbeck resultaterne af en klinisk undersøgelse, der sammenlignede Cipralex® med Effexor® XR. Resultaterne viste, at Cipralex® er mindst lige så effektiv som Effexor® XR i behandling af depression, og med en bedre bivirkningsprofil. Blandt patienter med alvorlig depression viste Cipralex® sig statistisk signifikant mere effektiv end Effexor® XR.

Ligeledes meddelte Lundbeck, Forest Laboratories, Inc. og Forest Laboratories Ireland, Ltd., at de i september havde anlagt sag ved U.S. District Court for the District of Delaware mod Ivax Pharmaceuticals, Inc. for at krænke U.S. Patent Re. No. 34,712, som beskytter Lexapro™.

I samme måned meddelte Lundbeck, at selskabets adm. direktør Erik Sprunk-Jansen havde besluttet at træde tilbage efter 17 succesfulde år på posten. Under Erik Sprunk-Jansens ledelse udviklede selskabet sig fra at være et lille primært nordeuropæisk selskab til et internationalt farmaceutisk selskab. Denne udvikling blev især skabt af Erik Sprunk-Jansens store personlige engagement for virksomheden og dens medarbejdere.

I **oktober** kunne Lundbeck og Teva Pharmaceutical Industries Ltd. meddele, at de havde indsendt registreringsansøgning til European Agency for Evaluation of Medicinal Products (EMEA) for rasagilin til behandling af Parkinsons sygdom.

I samme måned blev der indgået forlig i en sag ved High Court of Justice i England og Wales mellem Lundbeck og Lagap Pharmaceuticals Ltd. (nu Sandoz Ltd). Lundbeck havde anlagt sagen, der omhandlede krænkelse af visse patenter for fremstilling af citalopram. Som en del af dette forlig har Lundbeck licenseret patenterne til Sandoz for visse geografiske områder.

I **november** måtte Lundbeck med stor sorg meddele, at bestyrelsens næstformand, Sven Dyrløv Madsen, var afgået ved døden efter kort tids sygdom.

Claus Bræstrup tiltrådte i november som ny koncernchef. Samtidig blev Anders Gersel Pedersen udnævnt til direktør for udvikling (Development) og Peter Hønggaard Andersen blev udnævnt til direktør for Lundbecks forskning (Research).

I forbindelse med selskabets aflæggelse af regnskab for de første 3 kvartaler valgte selskabet at nedjustere sine forventninger til regnskabsåret 2003.

På grund af lavere indtægter fra salg af Celexa™, langsommere end forventet penetration af Cipralex® i enkelte lande, forsinkelse af lanceringstidspunktet for Cipralex® på en række markeder samt en hensættelse på DKK 300 mio. i regnskabet for 2003 nedjusterede ledelsen forventningerne til 5% omsætningsstigning og et fald i primær drift på 10%.

Hensættelsen på DKK 300 mio. vedrører medarbejderfratrædelser i forbindelse med en reduktion af medarbejderstyrken samt udgifter til restruktureringer. Endelig indeholder hensættelsen et beløb til selskabets forsvar af sine intellektuelle rettigheder.

I samme måned offentliggjorde selskabet, at Ole Chrintz var blevet udnævnt til koncerndirektør med ansvar for koncernens kommercielle aktiviteter i Europa.

I **december** kunne Lundbeck meddele, at Cipralex® var blevet godkendt til behandling af socialfobi i de europæiske lande, hvor Cipralex® i forvejen er godkendt til behandling af depression og panikangst.

Ligeledes blev det i december offentliggjort, at selskabets bestyrelse på sit møde den 9. december 2003 havde vedtaget en ny incitamentsordning for ledelse og nøglemedarbejdere i Lundbeck-koncernen.

Endvidere satte Lundbeck i december kliniske fase I-undersøgelser i gang med Lu 31-130, et nyt lægemiddel til behandling af psykose, samt med Lu AA21004, et nyt lægemiddel til behandling af depression.

**Vigtige begivenheder efter regnskabsperiodens afslutning**

Lundbeck og Forest Laboratories, Inc. har i januar 2004 offentliggjort resultaterne af to fase III-forsøg med memantin (Ebixa®) til behandling af mild til moderat Alzheimers sygdom. I den ene undersøgelse viste lægemidlet en statistisk signifikant effekt sammenholdt med placebo ved undersøgelsens primære endpoints, kognitiv og global funktion. I den anden undersøgelse var forskellen for de primære endpoints – ADAS-cog og CIBIC-plus – ved flere analysetidspunkter statistisk signifikant til fordel for memantin-behandlingsgruppen sammenlignet med placebogruppen. Ved uge 24 blev der observeret en numerisk forbedring, men der blev ikke opnået statistisk signifikans. I begge undersøgelser var forekomsten af bivirkninger sammenlignelige i memantin- og placebo-behandlingsgrupperne.

I februar 2004 offentliggjorde Lundbeck og Merck & Co., Inc., at selskaberne har indgået en aftale om eksklusiv udvikling og kommercialisering i USA af stoffet gaboxadol, som i øjeblikket er i fase III til behandling af søvnforstyrrelser.

Merck og Lundbeck vil i fællesskab færdiggøre det nuværende kliniske fase III-program, og Merck vil finansiere størstedelen af de tilbageværende udviklingsaktiviteter. Parterne forventer, at Merck vil indsende en NDA-ansøgning til de amerikanske sundhedsmyndigheder (Food and Drug Administration - FDA) mellem udgangen af 2006 og midten af 2007. Når der er opnået tilladelse fra FDA, vil selskaberne sammen markedsføre gaboxadol i USA. Lundbeck vil modtage en andel af gaboxadol-omsætningen i USA. For at facilitere Lundbecks CNS-fokuserede kommercielle indtræden på det amerikanske marked kan Lundbeck i henhold til aftalen vælge at være med til at markedsføre et af Mercks produkter forud for lanceringen af gaboxadol.


念



# Lægemidler i klinisk udvikling

| Stof | Virknings-mekanisme | Indikationsområde | Udviklingstrin | Ansøgning om registrering | Forventet lancering |
|---|---|---|---|---|---|
| Rasagilin | MAO-B-hæmmer | Parkinsons sygdom | Registreringsansøgning indsendt | 2003 | 2004 |
| Memantin | NMDA-antagonist | Mild til moderat Alzheimers | III | 2004 | 2005 |
| Sertindol | $D_2$-$5HT_2$ | Skizofreni | Postmarketingstudie | | 2005 |
| Escitalopram | SSRI | Generaliseret angst | III | 2004 | 2005 |
| Bifeprunox | Dopamin/Serotonin | Skizofreni | III | 2005 | 2006 |
| Gaboxadol | $GABA_A$-agonist | Søvnforstyrrelser | III | 2006+ | 2006+ |
| CEP 1347 | Kinasehæmmer | Parkinsons sygdom | II & III | 2006+ | 2006+ |
| Lu 31-130 | Monoaminerg | Psykose | I | 2006+ | 2006+ |
| Lu AA21004 | SRI+ | Depression | I | 2006+ | 2006+ |

**www.lundbeck.com**
Der henvises til www.lundbeck.com for yderligere information om Lundbecks aktiviteter inden for forskning og udvikling samt oplysninger om Lundbecks produkter.

På adressen www.lundbeck.com/Investor/pipeline findes uddybende information om Lundbecks udviklingsportefølje samt en række referencer til kliniske studier m.m. På adressen www.lundbeck.com/ourbusiness/RandD/Publications er det endvidere muligt at finde henvisninger til og resumeer af videnskabelige publikationer omhandlende Lundbecks produkter, skrevet af Lundbecks medarbejdere.

Mere udførlige oplysninger om Lundbecks fokusområder inden for CNS findes på adressen www.lundbeck.com/ourbusiness/ourfocus/default.asp

# Lancerede lægemidler

| Stof | Virknings-<br>mekanisme | Indikationsområde | Varemærke | Første registrering | Godkendt, antal lande |
|---|---|---|---|---|---|
| Escitalopram | SSRI | Depression, panikangst, socialfobi | Cipralex®, Lexapro™, Sipralexa®, Sipralex® | 2001 | 55 |
| Citalopram | SSRI | Depression, panikangst, OCD, profylakse | Cipramil®, Seropram®, Cipram®, Celexa™ | 1989 | 83 |
| Memantin | NMDA-antagonist | Moderat svær til svær Alzheimers | Ebixa® | 2002 | 32 |
| Flupentixol +melitracen | Typisk antipsykotikum + TCA | Lettere depression | Deanxit® | 1971 | 30 |
| Melitracen | TCA | Depression | Dixeran® | 1968 | 4 |
| Nortriptylin | TCA | Depression | Noritren®, Nortrilen®, Sensaval® | 1963 | 28 |
| Amitriptylin | TCA | Depression | Saroten®, Sarotex®, Redomex® | 1961 | 33 |
| Melperon | Typisk antipsykotikum | Psykoser | Buronil®, Bunil® | 1968 | 12 |
| Zuclopenthixol | Typisk antipsykotikum | Skizofreni og andre psykoser samt angst, rastløshed og søvnløshed | Cisordinol®, Clopixol® | 1982 | 73 |
| Zuclopenthixol-decanoat | Depot antipsykotikum | Vedligeholdelsesbehandling af kroniske psykoser | Cisordinol Depot®, Clopixol Depot®, Ciatyl-Z Depot® | 1976 | 73 |
| Zuclopenthixol-acetat | Typisk antipsykotikum | Akutte psykoser, forværring af psykotiske tilstande | Cisordinol-Acutard®, Clopixol-Acutard®, Clopixol-Acuphase®, Ciatyl-Z-Acuphase® | 1986 | 70 |
| Flupentixol | Typisk antipsykotikum | Lettere depression, skizofreni og andre psykoser | Fluanxol®, Fluanxol Mite®, Depixol® | 1965 | 69 |
| Cis(Z)-flupentixoldecanoat | Depot antipsykotikum | Vedligeholdelsesbehandling af kroniske psykoser | Fluanxol Depot®, Depixol Inj.® | 1970 | 72 |
| Chlorprothixen | Typisk antipsykotikum | Skizofreni og andre psykoser samt angst og rastløshed, abstinenssymptomer hos stofmisbrugere | Truxal®, Truxaletten® | 1959 | 21 |
| Almotriptan | $5HT_1$-agonist | Migræne | Almogran® | 2000 | 2 |



# Alzheimers sygdom

Alzheimers sygdom er en neurologisk lidelse, som med tiden nedbryder hjernen, og er den hyppigste årsag til demens. Alzheimers er en sygdom, der forværres med alderen, og da levealderen i de vestlige lande øges, får Alzheimers en stigende udbredelse.

På de fem store europæiske markeder (Frankrig, Italien, Spanien, Storbritanien og Tyskland) lider mere end 2 millioner mennesker af Alzheimers sygdom mens sygdommens samlede årlige omkostninger i den europæiske union er blevet anslået til mellem EUR 64 mia. og EUR 149 mia. (Kilde: King's College, London, Institute of Psychiatry, 2003). Omkostningerne til den seneste generation af Alzheimers medicin udgør mindre end 8% af de EUR 24.420, som er sygdommens årlige direkte omkostninger pr. patient. (Kilde: Health Aff., 1998).

Der er gode muligheder for at nedbringe de samlede omkostninger ved Alzheimers sygdom. Det anslås, at der kan spares helt op til EUR 1.660 pr. patient hver måned, hvis patienten kan blive i hjemmet og undgå at komme på plejehjem. (Kilde: British Medical Journal, 2003). I USA forventes udbredelsen af Alzheimers sygdom at blive tre- eller firedoblet i løbet af de næste 50 år. Det vil føje mere end 10 mio. nye Alzheimerpatienter til den amerikanske befolkning i år 2050. Enhver omkostningsbesparelse, uanset hvor lille denne måtte være, vil reducere byrden på sundhedsbudgettet markant. (Kilde: American Journal of Public Health, 1998).

Sygdomsbyrden ved Alzheimers omfatter dog langt mere end sundhedssystemet. Omkostninger til pleje og omsorg kommer ind på en tæt andenplads efter institutionsanbringelse, og det må antages, at de økonomiske og følelsesmæssige omkostninger ved denne pleje udgør en enorm byrde for samfundet. Ud over betalt omsorgspleje påføres Alzheimerpatienternes familie og venner en emotionel og økonomisk byrde, og omfanget af denne byrde er næsten umulig at forstå for mennesker, der ikke er bekendt med sygdommen. Det kan være følelsesmæssigt overvældende at miste kontakten og måtte hjælpe en partner, forælder eller ven med de mest simple opgaver. Ved at anvende medicin forbedres patienternes evne til fortsat at udføre dagligdags aktiviteter, som ofte tages for givne. Hermed lettes presset på de mennesker, der hjælper den sygdomsramte.

### Udbredelse

Det anslås, at der i 2025 vil være ca. 37 mio. mennesker verden over, der lider af en demenssygdom. Alzheimers sygdom er den hyppigste form for demens, og den største europæiske epidemiologiske undersøgelse – The Rotterdam Study – viser, at 72% af alle demenspatienter lider af Alzheimers sygdom.

Risikoen for at blive ramt af Alzheimers sygdom forøges med alderen, og især hos personer, der er over 60 år, er udbredelsen af Alzheimers sygdom høj. I takt med at befolkningstallet og levealderen stiger, forventes antallet af Alzheimerpatienter ligeledes at vokse. I løbet af de næste ca. 25 år forventes antallet af personer over 60 år at blive fordoblet – især i udviklingslandene, hvor befolkningstal og levealder forventes at stige mest.

I 2003 estimeres det, at ca. 10% er 60 år eller ældre på verdensplan. På de syv store farmaceutiske markeder (Frankrig, Italien, Japan, Spanien, Storbritannien, Tyskland og USA) er ca. 16% af befolkningen 65 år eller ældre. (Kilde: US Census Bureau).

Hos den samlede befolkning er udbredelsen af Alzheimers sygdom ikke stor. I de vestlige lande udgør den ca. 1%. Forekomsten af sygdommen forøges dog kraftigt hos ældre mennesker, og blandt de 65-74-årige i de vestlige lande er udbredelsen af sygdommen steget til ca. 5%, mens den er vokset til ca. 20% hos mennesker, der er 80 år og ældre. Alzheimers sygdom er den fjerdehyppigste dødsårsag for de over 65-årige i de vestlige lande.

På de syv store farmaceutiske markeder led ca. 5,2 millioner mennesker i 2001 af Alzheimers sygdom. Det tal forventes at stige med

**Hvad er Alzheimers sygdom?**
Alzheimers er en sygdom, der løbende tiltager i styrke. Sygdommen rammer midaldrende og ældre mennesker. De første symptomer på Alzheimers sygdom er oftest glemsomhed, personlighedsændringer og forvirring. Herefter forsvinder evnen til at udføre almindelige daglige aktiviteter, der opstår orienteringsbesvær, vrangforestillinger og sprogproblemer, og på et tidspunkt svigter genkendelsen af ens nærmeste. Forløbet slutter med døden efter nogen tid i et nærmest vegetativt stadie, hvor evnen til at kommunikere, spise og drikke gradvist tabes.

Sygdommen kan ikke helbredes. Den manifesterer sig ved både kognitive symptomer (hukommelsessvigt og besvær med at lære nyt) og emotionelle symptomer (angst og depression). Nogle patienter får også psykotiske symptomer som vrangforestillinger og hallucinationer.

Årsagen til Alzheimers sygdom kendes endnu ikke, men udviklingen af lægemidler, der modvirker dannelsen af amyloide plaques eller neurodegenerationen, kan betyde, at sygdommens udvikling kan forsinkes eller standses.

"Det anslås, at der i 2025 vil være ca. 37 mio. mennesker verden over, der lider af en demens-sygdom"

25% til 2011, hvor mere end 6,5 mio. mennesker vil lide af sygdommen.

Sygdommen kan opdeles i mild, moderat og svær Alzheimers. Mange personer på det tidlige stadium ved enten ikke, at de lider af sygdommen eller er ikke blevet diagnosticeret korrekt. Der er derfor stor forskel på fordelingen af patienter i de tre grupper, alt efter om man undersøger, hvor mange patienter der har Alzheimers, eller om man ser på antallet af diagnosticerede patienter.

Blandt alle personer, der lider af Alzheimers sygdom, men som ikke er blevet diagnosticeret endnu, estimeres det at 47% lider af mild Alzheimers, 29% af moderat Alzheimers og 24% af svær Alzheimers. Blandt de patienter, der er diagnosticeret, lider 20% af sygdommen i mild grad, 40% i moderat grad, og 40% i svær grad. I Europa får ca. 60% af alle Alzheimerpatienter stillet den rigtige diagnose.

**Lundbecks lægemidler og forsknings- og udviklingsaktiviteter**
I 2002 lancerede Lundbeck Ebixa® (memantin) på de første markeder, og i løbet af 2003 er Ebixa® lanceret i yderligere en række lande. Ebixa® er indlicenseret fra det tyske selskab Merz, og Lundbeck har de eksklusive rettigheder til at markedsføre Ebixa® i en række europæiske lande samt til markederne i Canada, Australien og Sydafrika. Under en co-markedsføringsaftale med Merz har Lundbeck erhvervet de semi-eksklusive rettigheder til de resterende markeder i verden, ekskl. USA og Japan. Ebixa® er det første præparat, der er godkendt til behandling af Alzheimers sygdom i moderat-svær til svær grad.

Desuden samarbejder Lundbeck med det danske firma Pharmexa om forskning i en behandling mod Alzheimers sygdom. Aftalen blev indgået i april 2000 og omhandler brugen af AutoVac-teknologien på et bestemt proteintarget i centralnervesystemet. I de dyreeksperimentelle undersøgelser blev der opnået proof-of-concept i 2002. Lundbeck har eksklusive rettigheder verden over til at anvende AutoVac-teknologien på dette proteintarget.

**Eksisterende behandlinger og præparater på markedet**
De eksisterende lægemidler til behandling af Alzheimers sygdom kan opdeles i to grupper. Den ene gruppe består af Lundbecks Alzheimermiddel, Ebixa®, der hæmmer den sygelige aktivering af NMDA-receptorerne og bevarer den normale – og for hukommelsen nødvendige – aktivering af receptorerne. Ebixa® genopretter således den normale signalering fra signalstoffet glutamat og bevarer dermed de mekanismer, der ligger til grund for hukommelses- og indlæringsprocesser. Ebixa® er som det eneste lægemiddel godkendt til behandling af Alzheimers sygdom i moderat-svær til svær grad. Ebixa® har meget få bivirkninger.

Den anden gruppe består af acetylkolinesterase-hæmmerne, der alle virker ved at hæmme nedbrydningen af acetylkolin i hjernen. Ved Alzheimers sygdom reduceres mængden af acetylkolin hos patienterne. Dette sættes i forbindelse med de kognitive og nogle af de psykotiske symptomer. Disse lægemidler er udelukkende godkendt til behandling af Alzheimers sygdom i mild til moderat grad. De mest anvendte lægemidler i denne gruppe er:

- donepezil (Aricept®) fra Pfizer
- rivastigmin (Exelon®) fra Novartis
- galantamin (Reminyl®) fra Shire, Janssen og Sanochemia.

Det er estimeret, at mindst 30% af de patienter, der behandles med acetylkolinesterasehæmmere, ikke responderer på behandling. Typiske bivirkninger optræder i mave-tarm-regionen, f.eks. diaré, kvalme, appetitløshed og vægttab, men der kan også opstå søvnbesvær og træthed. Ofte er bivirkningerne forbigående.

**Lægemidler i klinisk udvikling**

| Stof | Virknings-mekanisme | Indikationsområde | Udviklingstrin | Ansøgning om registrering | Forventet lancering |
|---|---|---|---|---|---|
| Memantin | NMDA-antagonist | Mild til moderat Alzheimers | III | 2004 | 2005 |

**Lancerede lægemidler**

| Stof | Virknings-mekanisme | Indikationsområde | Varemærke | Første registrering | Godkendt, antal lande |
|---|---|---|---|---|---|
| Memantin | NMDA-antagonist | Moderat svær til svær Alzheimers | Ebixa® | 2002 | 32 |



# Alzheimers sygdom

Hos nogle må behandlingen imidlertid indstilles på grund af bivirkninger.

De lægemidler, der er på markedet i dag, behandler alene symptomerne ved Alzheimers sygdom. Håbet er derfor at kunne udvikle lægemidler, der forsinker eller ligefrem standser sygdommens udvikling. Flere farmaceutiske selskaber arbejder med stoffer, der ikke bare behandler sygdommens symptomer, men endnu har ingen afsluttet fase II-undersøgelser, der kan fastslå stoffernes effekt på et større antal patienter.

**Markedsstørrelse**

Det mest anvendte lægemiddel til behandling af Alzheimers sygdom er Aricept® fra Pfizer. Det blev lanceret første gang på de store farmaceutiske markeder i 1997. I 2002 omsatte Aricept® for USD 1,1 mia. og udgjorde ca. 69% af verdensmarkedet. Exelon® fra Novartis og Reminyl® fra Shire, Janssen og Sanochemia stod for en mindre del af omsætningen af Alzheimerpræparater i 2002.

Markedet for lægemidler til behandling af Alzheimers sygdom er siden introduktionen af Aricept® vokset hurtigt. I 2002 var markedet på USD 1,6 mia. Det var en stigning i forhold til 2001 på ca. 33%. Den største vækst er foregået uden for USA. Således er den europæiske andel af verdensmarkedet vokset fra ca. 24% i 2001 til 28% i 2002.

**Anti-Alzheimerlægemidlers markedsandele i værdi 3. kvt. 2003, USA**


Donepezil
Rivastigmin
Galantamin
%
0
10
20
30
40
50
60
70
80

Kilde: IMS Health, IMS Dataview Q3 2003

**Anti-Alzheimerlægemidlers markedsandele i værdi 3. kvt. 2003, Europa**


Donepezil
Rivastigmin
Galantamin
Memantin
%
0
10
20
30
40
50
60
70
80

Kilde: IMS Health, IMS Dataview Q3 2003

**Omsætning på verdensplan i 2003 af anti-Alzheimerlægemidler**


Nordamerika
Europa
Resten af verden
15%
28%
57%

Kilde: IMS Health, IMS World Review 2003

| Handelsnavn | Aktivt stof | Markedsføringsselskab | Salg 2002 på verdensplan (USD mio.) | Vækst i % |
|---|---|---|---|---|
| Aricept® | donepezil | Eisai | 1128 | 22 |
| Exelon® | rivastigmin | Novartis | 290 | 25 |
| Reminyl® | galantamin | Johnson & Johnson | 165 | 268 |
| Akatinol®* | memantin | Merz | 19 | - |
| Axura®* | memantin | Merz | 18 | - |
| Ebixa®* | memantin | Lundbeck | 2 | - |

*) Inkluderer ikke hospitalssalg, hvilket udgør ca. 10% af omsætningen af Alzheimerlægemidler

Kilde: IMS Health, IMS Dataview og IMS Health, IMS World Review 2003




# Depression og angst

Depression er en sygdom, der rammer en stor del af befolkningen, og som samtidig er en af de mest invaliderende sygdomme. WHO's seneste undersøgelse af depression har vist, at sygdommen er blandt de 10 hyppigste årsager til invaliditet. WHO vurderer, at depression vil være den næststørste årsag til den globale sundhedsbyrde i 2020. (Kilde: WHO, 2001).

På arbejdsmarkedet har depression alvorlige konsekvenser, både for den enkelte og for arbejdspladsen. Fravær, ulykker og personaleomsætning bliver påvirket af medarbejderens psykiske helbred. I USA anslås de årlige udgifter til depression at udgøre USD 43,7 mia. Hvert år går 200 mio. arbejdsdage tabt. I Storbritannien vurderer man, at der hvert år går 80 mio. arbejdsdage tabt. (Kilde: Journal of Clinical Psychiatry, 1993).

Cirka 95% af de patienter, der lider af depression, lider også af en form for angst som f.eks. generaliseret angst (GAD), socialfobi (SAD), panikangst (PD) eller obsessiv-kompulsiv tilstand (OCD). Disse angsttilstande er stærkt svækkende for patienten og er desuden meget udbredte og underdiagnosticerede. Det er muligt at behandle angsttilstande. Omtrent 19 mio. amerikanere i den voksne befolkning lider af en form for angst. Sygdommene forårsager overvældende og irrationelle tilfælde af angst og frygt hos patienterne og står i skarp modsætning til den relativt milde og kortvarige form for angst, man kan opleve i stressede og farlige situationer. Der er tale om kroniske, vedvarende sygdomme, som gradvist kan forværres, hvis de forbliver ubehandlede.

Patienter, der lider af angst, er ofte ude af stand til at varetage et arbejde, gennemføre en uddannelse eller udføre normale opgaver i hjemmet. Stærk angst kan bevirke, at patienterne er ude af stand til at udnytte deres fulde potentiale, både i det personlige liv og i arbejdslivet. Angst gør det samtidig svært at knytte vedvarende venskaber og kan som en yderligere konsekvens isolere patienterne i samfundet.

**Udbredelse**

Ifølge WHO's rapport fra 2001 lider ca. 340 mio. mennesker på verdensplan af en behandlingskrævende depression. Flere kvinder end mænd lider af depression. Det estimeres, at 1,9% af alle mænd og 3,2% af alle kvinder lider af en depression. Mange mennesker vil på et tidspunkt i deres liv blive ramt af en depression. WHO estimerer, at 17% af alle mænd og kvinder på et tidspunkt i deres liv vil lide af en depression.

På de syv store farmaceutiske markeder (Frankrig, Italien, Japan, Spanien, Storbritannien, Tyskland og USA) estimeres det, at ca. 86 mio. mennesker i 2001 led af en behandlingskrævende depression. Det er dog langt fra alle, der lider af en depression, der får stillet den korrekte diagnose. Det anslås, at kun ca. 40%, eller ca. 35 mio. mennesker, på de syv store markeder fik stillet diagnosen depression i 2001. I USA er diagnosticeringsraten ca. 55%, mens den i Europa kun er mellem 35 og 45% Den laveste diagnosticeringsrate finder man i Japan, hvor ikke mere end ca. 15% fik stillet den rigtige diagnose i 2001. (Kilde: Decision Resources, Psychiatric Disorders Study #1, November 2002).

For den overvejende del af de mennesker, der lider af en depression, vil sygdommen komme i episoder. Mange mennesker, der bliver behandlet for den første episode af depression, vil ikke blive ramt af sygdommen igen, men 55-60% vil i løbet af 5 år opleve en ny episode. (Kilde: Decision Resources, Psychiatry Disorders Study #1, 2002).

Angst forekommer ofte samtidig med depression, og størstedelen af alle deprimerede patienter lider af angstsymptomer. Omvendt er det sandsynligt, at 20-65% af de patienter, som lider af angst, også bliver ramt af en depression. Angst kan opdeles i forskellige indikationsområder. De mest kendte er generaliseret angst, socialfobi, panikangst, obsessiv-kompulsiv tilstand (obsessive compulsive disorder) og posttraumatisk stresstilstand (post-traumatic stress disorder, PTSD).

Blandt andet på grund af den store sammenhæng mellem depression og angst er der store forskelle i resultaterne af epidemiologiske undersøgelser af angst. Antallet af patienter, der kun lider af angst, estimeres til ca. 60 mio. mennesker på de syv store farmaceutiske markeder i 2002. Heraf blev kun ca. 11 mio. behandlet for deres lidelse. Den største gruppe af patienter, der bliver behandlet for deres angstlidelse, er patienter, der lider af panikangst efterfulgt af generaliseret angst. Det estimeres, at socialfobi i 2012 vil være den næstmest behandlede angsttilstand.

Risikoen for at få en angstsygdom på et tidspunkt i livet er ca. 20% for mænd og ca. 30% for kvinder. (Kilde: Morpace 2001).

**Lundbecks lægemidler og forsknings- og udviklingsaktiviteter**

Det er Lundbecks målsætning altid at kunne tilbyde patienter de bedste lægemidler til behandling af depressionssygdomme.

## "WHO vurderer, at depression vil være den næststørste årsag til den globale sundhedsbyrde i 2020"

**Lægemidler i klinisk udvikling**

| Stof | Virknings-mekanisme | Indikationsområde | Udviklingstrin | Ansøgning om registrering | Forventet lancering |
|---|---|---|---|---|---|
| Lu AA21004 | SRI+ | Depression | I | 2006+ | 2006+ |
| Escitalopram | SSRI | CAD | III | 2004 | 2005 |

**Lancerede lægemidler**

| Stof | Virknings-mekanisme | Indikationsområde | Varemærke | Første registrering | Godkendt, antal lande |
|---|---|---|---|---|---|
| Escitalopram | SSRI | Depression, panikangst, SAD | Cipralex®, Lexapro™, Sipralexa®, Sipralex® | 2001 | 55 |
| Citalopram | SSRI | Depression, panikangst, OCD, profylakse | Cipramil®, Seropram®, Cipram®, Celexa™ | 1989 | 83 |
| Flupentixol+melitracen | Typisk antipsyk. + TCA | Lettere depression | Deanxit® | 1971 | 30 |
| Melitracen | TCA | Depression | Dixeran® | 1968 | 4 |
| Nortriptylin | TCA | Depression | Noritren®, Nortrilen®, Sensaval® | 1963 | 28 |
| Amitriptylin | TCA | Depression | Saroten®, Sarotex®, Redomex® | 1961 | 33 |
| Flupentixol | Typisk antipsyk. | Lettere depression, skizofreni og andre psykoser | Fluanxol®, Fluanxol Mite®, Depixol® | 1965 | 69 |

Lundbeck har siden 1950'erne været blandt de førende til at udvikle medicin til behandling af depression. Således var Lundbeck blandt de første til at markedsføre den første generation af antidepressiva – tricykliske antidepressiva (TCA). I 1970'erne og 1980'erne var Lundbeck også blandt de første til at udvikle en SSRI (selektiv serotonin-genoptagshæmmer). Citalopram – også kendt under varemærkenavnene Cipramil®/Celexa™ – blev første gang lanceret i 1989 og har siden gjort Lundbeck til en af de største aktører på verdensmarkedet for antidepressiva.

I 2002 lancerede Lundbeck Cipralex®/Lexapro™ (escitalopram), som er den seneste generation inden for SSRI'erne. Cipralex®/Lexapro™ er siden lanceringen i Sverige blevet introduceret i mere end 40 lande. Cipralex®/Lexapro™ har en hurtigt indsættende virkning, er særdeles effektivt og har en god bivirkningsprofil. Sammenlignende kliniske studier har vist, at Cipralex®/Lexapro™ er et bedre behandlingstilbud i forhold til Cipramil®/Celexa™, Effexor® XR, Paxil® og Zoloft®. Resultater af kliniske undersøgelser fremlagt i 2003 viser, at escitalopram (Cipralex®/Lexapro™) har den unikke virkning, at det forstærker og forlænger sin egen binding til det humane serotonin-transportprotein. R-citalopram modvirker denne effekt, hvilket forklarer, hvorfor escitalopram alene er mere aktiv end citalopram. Cipralex®/Lexapro™ er i Europa godkendt til behandling af depression, panikangst og socialfobi og i USA til behandling af depression og generaliseret angst. Indikationsområdet for Cipralex®/Lexapro™ vil fortsat blive udvidet.

Behandlingsmulighederne for depression er siden 1950'erne blevet kraftigt forbedret, og i dag findes der gode muligheder for at behandle depressive patienter med succes. Der er dog stadig områder, hvor behandlingen af depression kan forbedres. De største forbedringsmuligheder ligger i udviklingen af antidepressive lægemidler, hvor flere patienter responderer på behandlingen. Over 30% af de patienter, der i dag behandles med antidepressive lægemidler, responderer ikke på behandlingen inden for 8 uger.

Lundbeck forsker til stadighed i at udvikle nye antidepressive lægemidler, der kan forbedre behandlingsmulighederne for depressive patienter. I slutningen af 2003 igangsatte Lundbeck et nyt fase I-forsøg med Lu AA21004, som har vist potentiale som antidepressivum. Stoffet har en ny farmakologisk profil, hvor serotonin-genoptagshæmningen er kombineret med andre egenskaber.



# Depression og angst

**Hvad er depression?**

Kernesymptomer i forbindelse med depression er:

- Nedtrykthed
- Nedsat lyst eller interesse
- Nedsat energi eller øget træthed

**Desuden skal mindst 2 eller flere af følgende ledsagesymptomer foreligge:**

- Nedsat selvtillid eller selvfølelse
- Selvbebrejdelser eller skyldfølelse
- Tanker om død eller selvmord
- Tanke- eller koncentrationsforstyrrelser
- Rastløshed eller hæmning
- Søvnforstyrrelser
- Appetit- eller vægtændring

## Eksisterende behandlinger og præparater på markedet

I behandlingen af depression benyttes flere forskellige typer af lægemidler. Den tidlige generation af antidepressiva, der blev udviklet i 1950'erne og 1960'erne, bruges fortsat i dag i forholdsvis stor udstrækning, men det er især den seneste generation af lægemidler til behandling af depression – SSRI'erne og i mindre udstrækning SNRI'erne (serotonin-noradrenalin-genoptagshæmmere), der dominerer markedet. Ved udgangen af 3. kvartal 2003 stod den seneste generation af antidepressiva således for 86% af det europæiske antidepressive marked og 84% af det antidepressive marked i USA. (Kilde: IMS Health, IMS Dataview Q3 2003).

Udviklingen af den første generation af antidepressiva var på daværende tidspunkt et stort spring fremad i behandlingen af depression. Disse lægemidler tilbød for første gang depressive patienter en effektiv behandling af deres symptomer, men behandlingen medførte samtidig en række bivirkninger. Typiske bivirkninger ved de tricykliske antidepressiva er mundtørhed, sløret syn, vægtforøgelse, kvalme og sløvhed. Et andet problem var, at de første antidepressive lægemidler var toksiske ved overdosering. I sammenligning med de første lægemidler har SSRI'erne færre bivirkninger og er næsten atoksiske ved overdosering.

SSRI'erne bruges ikke kun i behandlingen af depression, men har også vist sig effektive i behandlingen af angst. De mest kendte præparater i gruppen af SSRI/SNRI er Cipralex®/ Lexapro™ (escitalopram) og Cipramil®/ Celexa™ (citalopram) fra Lundbeck, Seroxat® (paroxetin) fra GlaxoSmithKline, Zoloft® (sertralin) fra Pfizer og Effexor® (venlafaxin) fra Wyeth.

## Markedsstørrelse

Det antidepressive marked er det største segment inden for hele markedet af lægemidler til behandlingen af lidelser i centralnervesystemet (CNS). I 2002 udgjorde det antidepressive marked 27% af CNS-markedet, og den samlede omsætning af antidepressiva var i 2002 på USD 17,1 mia. på verdensplan. Fra 2001 til 2002 voksede det antidepressive marked med 6% målt i værdi. Verdensmarkedet for antidepressiva er skævt fordelt. Nordamerika udgør ca. 73% af hele verdensmarkedet, mens Europa udgør 20%

Da angst og depression ofte er tæt forbundet, og da antidepressiva ofte benyttes i behandlingen af angst, kan størrelsen af angstmarkedet ikke umiddelbart opgøres. Det estimeres dog, at angstmarkedet i 2000 udgjorde USD 2,8 mia. på de syv store farmaceutiske markeder. (Kilde: Morpace, 2001).

I 2002 var Seroxat®/Paxil® (paroxetin) fra GlaxoSmithKline det mest solgte antidepressivum i verden. Paroxetin har i mange år været det antidepressivum, der har haft flest godkendte indikationer, og det har været meget benyttet i behandlingen af angst. I 2003 blev de første generiske versioner af paroxetin solgt på det amerikanske marked.

**Omsætning på verdensplan i 2003 af antidepressiva**


Nordamerika
Europa
Resten af verden
7%
20%
73%

Kilde: IMS Health, IMS World Review 2003

"Behandlingsmulighederne for depressioner er siden 1950'erne blevet kraftigt forbedret, og i dag findes der gode muligheder for at behandle depressive patienter med succes"

**Antidepressive lægemidlers markedsandele i værdi, 3. kvt. 2003, USA**


Sertralin
Paroxetin
Escitalopram/ citalopram
Venlafaxin
Fluoxetin
Mirtazapin
% 0 5 10 15 20 25

Kilde: IMS Health, IMS Dataview Q3 2003
Note: Markedsandele inden for nyeste generation af antidepressiva

**Antidepressive lægemidlers markedsandele i værdi, 3. kvt. 2003, Europa**


Escitalopram/ citalopram
Paroxetin
Venlafaxin
Sertralin
Fluoxetin
Mirtazapin
% 0 5 10 15 20 25

Kilde: IMS Health, IMS Dataview, Q3 2003
Note: Markedsandele inden for nyeste generation af antidepressiva

| Handelsnavn | Aktivt stof | Markedsføringsselskab | Salg 2002 på verdensplan (USD mio.) | Vækst i % |
|---|---|---|---|---|
| Seroxat® | paroxetin | GlaxoSmithKline | 3342 | 15 |
| Zoloft® | sertralin | Pfizer | 2939 | 13 |
| Effexor® | venlafaxin | Wyeth | 2190 | 34 |
| Cipramil®/Celexa™ | citalopram | Lundbeck/Forest | 2155 | 30 |
| Wellbutrin® | bupropion | GlaxoSmithKline | 1482 | 29 |
| Prozac® | fluoxetin | Eli Lilly | 792 | -67 |
| Remeron® | mirtazapin | Akzo Nobel | 733 | 23 |
| Fluoxetine Par® | fluoxetin | Par Pharm | 307 | 69 |
| Serzone® | nefazodon | Bristol-Myers Squibb | 278 | -29 |
| Fluoxetine Barr® | fluoxetin | Barr Labs | 253 | -31 |

Kilde: IMS Health, IMS World Review 2003



# Parkinsons sygdom

Parkinsons sygdom er en fremadskridende neurodegenerativ forstyrrelse af centralnervesystemet. De mennesker, der bliver ramt af sygdommen, får typisk rystelser, langsomme bevægelser samt stivhed i arme og ben, og balancen bliver påvirket. Næst efter Alzheimers sygdom er Parkinsons sygdom den hyppigste neurodegenerative lidelse.

Parkinsons sygdom kan ikke helbredes. Det er en fremadskridende lidelse, hvor sygdommens indvirkning går langt ud over patienternes kliniske tegn og symptomer.

Parkinsons sygdom medfører ikke blot en stor byrde for patienterne, men også for deres familie, omgivelser og samfundet som helhed. Patienterne oplever ofte, at familielivet og personlige forhold bliver forstyrret, de trækker sig tilbage fra sociale aktiviteter og fritidsaktiviteter, og mange patienter oplever at få en depression, som endda kan begynde i sygdommens første stadier. Efterhånden som sygdommen udvikler sig, og tilstanden forværres, daler familiens livskvalitet og økonomiske status. Det kommer til udtryk ved en øget økonomisk byrde såvel for familien som for samfundet. Desuden fører det til ændringer i familiemedlemmernes pleje af patienten.

Parkinsonpatienter har et større behov end normalt for sundhedssystemets ydelser og har et øget behov for pleje. Den årlige økonomiske byrde for samfundet, opgjort som både direkte og indirekte omkostninger, er i Sverige anslået til EUR 13.800 (USD 16.869) pr. patient – en omkostning, der er sammenlignelig med estimater fra andre industrialiserede lande. (Kilde: Movement Disorders, 2002). Da Parkinsons sygdom oftest er udbredt i den ældre del af befolkningen, forventes antallet af mennesker, der lider af Parkinsons sygdom, at blive forøget i takt med, at aldersgennemsnittet hos befolkningen i den vestlige verden bliver højere.

De største økonomiske omkostninger forbundet med Parkinsons sygdom kommer fra produktionstab (f.eks. tvungen førtidspensionering) tæt fulgt af omkostninger til hjemmepleje og direkte sundhedsomkostninger, herunder lægebesøg og hospitalsindlæggelse.

Selvom den medicinske behandling udgør den største andel af de direkte sundhedsomkostninger, udgør den kun 10% af de samlede omkostninger. (Kilde: Movement Disorders, 2002 og 2003).

**Udbredelse**

Der er ikke fundet nogen årsag til Parkinsons sygdom. Selvom der er gennemført mange analyser af årsagssammenhænge, er der i dag ingen beviselig forklaring på, hvorfor mennesker udvikler sygdommen. Forskere har bl.a. undersøgt, om der er en sammenhæng mellem Parkinsons sygdom og bestemte miljøpåvirkninger, infektioner eller manglende folinsyre i kosten. Parkinsons sygdom er hovedsagelig karakteriseret ved tabet af dopaminerge baner i den del af hjernen, der hedder substantia nigra, og undersøgelser har vist, at symptomerne ved Parkinsons sygdom først ses, når op til 80% af de dopaminerge nerveceller er gået tabt.

Det estimeres, at der på verdensplan er ca. 4 mio. mennesker, der lider af Parkinsons sygdom. Sygdommen rammer begge køn ligeligt, og de første symptomer fremkommer typisk først hos mennesker, der er sidst i 50'erne eller i begyndelsen af 60'erne.

Cirka 1% af alle mennesker over 65 år estimeres at lide af sygdommen. I USA og Japan og på de fem store markeder i Europa (Frankrig, Italien, Spanien, Storbritannien og Tyskland) estimeres det, at ca. 2,7 mio. mennesker i 2001 var ramt af sygdommen. 85% af denne gruppe er over 65 år. Omkring 70% af de mennesker, der lider af sygdommen, får stillet den rigtige diagnose. Med en stigende andel af ældre i samfundet forventes det, at antallet af Parkinsonpatienter i USA og Japan og på de fem store europæiske markeder vil stige 2% om året frem til 2006.

**Lundbecks lægemidler og forsknings- og udviklingsaktiviteter**

Lundbeck har flere forskningsprojekter i gang inden for Parkinsons sygdom. Derudover har Lundbeck en lægemiddelkandidat i klinisk udvikling samt et lægemiddel under registrering.

**Lægemidler i klinisk udvikling**

| Stof | Virknings-mekanisme | Indikationsområde | Udviklingstrin | Ansøgning om registrering | Forventet lancering |
|---|---|---|---|---|---|
| Rasagilin | MAO-B-hæmmer | Parkinsons sygdom | Registreringsansøgning indsendt | 2003 | 2004 |
| CEP 1347 | Kinasehæmmer | Parkinsons sygdom | II & III | 2006+ | 2006+ |

## "Det estimeres, at der på verdensplan er ca. 4 mio. mennesker, der lider af Parkinsons sygdom"

I oktober 2003 indsendte Lundbeck sammen med licensgiveren Teva Pharmaceuticals i Israel den europæiske registreringsansøgning for rasagilin til behandling af Parkinsons sygdom. Rasagilin er en MAO-B-hæmmer, der i kliniske studier har vist god tolerabilitet og positiv effekt i såvel monoterapi som i kombination med standard levodopa. Lundbeck forventer at påbegynde lanceringen af rasagilin i 2004.

Lundbeck har de eksklusive rettigheder til at markedsføre rasagilin på en række europæiske markeder samt andre markeder og vil sammen med Teva samarbejde om at markedsføre rasagilin på enkelte europæiske markeder. Rasagilin vil blive det første lægemiddel, som Lundbeck markedsfører til behandling af Parkinsons sygdom, og vil derfor skabe en vigtig indgang til Parkinsonmarkedet inden lanceringen af CEP 1347, der er i klinisk udviklingsfase II.

Eksisterende lægemidler til behandling af Parkinsons sygdom kan alene tilbyde symptombehandling, og der forskes derfor intensivt i sygdomsmodificerende lægemiddelkandidater. Lægemiddelkandidaten CEP 1347 er en potent hæmmer af MLK-kinaser (mixed lineage kinase). MLK-kinaser er hovedaktører i aktiveringen af c-jun N-terminale kinaser (JNK), som menes at forårsage funktionsforstyrrelser og efterfølgende død af nerveceller. Forskning hos Cephalon og Lundbeck har vist, at CEP 1347 fremmer overlevelsen af de nerveceller, der producerer dopamin. Desuden viser dyremodeller for Parkinsons sygdom, at CEP 1347 beskytter netop de dopaminproducerende nerveceller i hjernen, hvis ødelæggelse forårsager Parkinsons sygdom.

Sammen med Cephalon har Lundbeck sat et stort fase II-studie i gang. Det skal afdække om CEP 1347 er veltolereret og samtidig kan standse eller forsinke sygdommens udvikling. Studiet foregår på en række centre i USA og Canada, og 800 patienter deltager i 2 år. Såfremt CEP 1347 er i stand til at forsinke eller standse udviklingen af Parkinsons sygdom, vil det være en revolution i forhold til eksisterende behandlinger.

Lundbeck har kommercielle enerettigheder til at markedsføre CEP 1347 i Europa, Sydamerika, Australien, Sydafrika samt flere andre lande, mens Cephalon og Kyowa Hakko Kogyo Co., Ltd. har rettighederne til kommercialiseringen af CEP 1347 i resten af verden.

**Eksisterende behandlinger og præparater på markedet**
Markedet for antiparkinsonlægemidler er i dag kendetegnet ved mange præparater, som alle alene tilbyder symptomatisk behandling.

**Hvad er Parkinsons sygdom?**
Parkinsons sygdom er en fremadskridende neurologisk sygdom, som skyldes mangel på signalstoffet dopamin.

Parkinsons sygdom tilhører en gruppe tilstande, som under ét kaldes bevægeforstyrrelser. Sygdommen og beslægtede lidelser skyldes øget tab af dopaminproducerende hjerneceller hos patienten, primært i den såkaldte sorte substans, substantia nigra. Dopamin er et af flere kemiske signalstoffer, som overfører signaler i hjernen. Tabet af dopamin får nervecellerne til at komme i ubalance. Det medfører, at patienterne er ude af stand til at bevæge sig på normal vis.

De primære symptomer på Parkinsons sygdom er rysten på hænder, arme, ben og hoved, en stivhed i musklerne, der gør kroppen ubevægelig og ansigtet udtryksløst, samt langsomme bevægelser og en forringet balance eller koordination. Patienter kan også have svært ved at gå, tale eller udføre simple opgaver. Sygdommen er kronisk og fremadskridende. Parkinsons sygdom er kun i få tilfælde arvelig. Tidlige symptomer kan være vanskelige at erkende og diagnosticere.

De mest anvendte lægemidler er levodopa-præparaterne, der tilføjer det manglende signalstof – dopamin – til hjernen. Levodopa, der ofte bliver refereret til som L-dopa, har været den mest anvendte behandling i de seneste ca. 30 år. Levodopa har særdeles god effekt hos patienterne i begyndelsen af behandlingsforløbet, men ved langtidsbrug giver det svære bivirkninger i form af ufrivillige bevægelser, on-off-fænomener og hallucinationer.

Derfor benyttes ofte andre lægemidler i begyndelsen af behandlingsforløbet for at udskyde anvendelsen af levodopa. Behandlingen af Parkinsons sygdom begynder således ofte med en dopaminagonist, der virker direkte på dopamin-receptoren, som erstatning for det mistede dopamin. Effekten er dog ikke på højde med levodopapræparaterne, som langt de fleste patienter derfor før eller siden kommer i behandling med.

En anden gruppe, katekolamintransferase-hæmmere (COMT), nedsætter omdannelsen af levodopa perifert og bliver benyttet i fremskredne tilfælde af Parkinsons for at stabilisere levodopa-niveauet. Den eksisterende behandling af Parkinsons sygdom behandler kun symptomerne ved sygdommen, og levodopa har kun god effekt i nogle år. Der er derfor et stort behov for at udvikle lægemidler, der er sygdomsmodificerende, og som bremser eller standser sygdommens videre udvikling.



# Parkinsons sygdom

**Markedsstørrelse**
Markedet for lægemidler til behandling af Parkinsons sygdom udgjorde i 2002 USD 1,8 mia. Det var en stigning på 8% i forhold til året før. Vækstraterne i markedet for Parkinsonlægemidler er forholdsvis små, hvilket bl.a. skyldes, at der ikke er sket væsentlige forbedringer i behandlingen, siden levodopa blev introduceret.

Det mest anvendte præparat i behandlingen af Parkinsons sygdom er levodopa, som oftest tages sammen med carbidopa, der modvirker omdannelsen af levodopa til dopamin, før levodopa er kommet ind i hjernen.

I modsætning til andre sygdomsområder inden for sygdomme i centralnervesystemet (CNS) er markedet for Parkinsonlægemidler større i Europa end i USA. I 2002 var 37% af markedet placeret i Europa, 36% i Nordamerika og 27% i resten af verden. Markedet for antiparkinson lægemidler er vokset mere i Europa end i USA fra 2001 til 2002.

**Parkinsonlægemidlers markedsandele i værdi 3. kvt. 2003, USA**



Dopamin-agonister
Levodopa
COMT
Antikolinergika
MAOI
NMDA
%
0
10
20
30
40
50
60


Kilde: IMS Health, IMS Dataview Q3 2003

**Markedsstørrelser for Parkinsonlægemidler**



Nordamerika
Europa
Resten af verden
27%
36%
37%


Kilde: IMS Health, IMS World Review 2003

**Parkinsonlægemidlers markedsandele i værdi 3. kvt. 2003, Europa**



Dopamin-agonister
Levodopa
COMT
Antikolinergika
MAOI
NMDA
%
0
10
20
30
40
50
60


Kilde: IMS Health, IMS Dataview Q3 2003

"WHO estimerer, at ca. 1% af alle mennesker på et tidspunkt i deres liv vil blive ramt af skizofreni"

# Skizofreni

Skizofreni er oftest en kronisk, alvorlig og invaliderende hjernelidelse, der påvirker patienternes livskvalitet i betydeligt omfang. Derudover påvirker skizofreni patienternes familie, det offentlige system og samfundet som helhed.

Da sygdommen er kronisk, er de forbundne samfundsøkonomiske omkostninger vedvarende. Skizofreni rammer en forholdsvis beskeden del af befolkningen, men pga. sygdommens alvorlige karakter, giver den samfundet en uforholdsmæssig stor økonomisk byrde.

Sygdommen giver særligt høje omkostninger til pleje, behandling og rehabilitering i sundhedssystemet, ligesom de mennesker, der bliver ramt af sygdommen, får nedsat eller tabt arbejdsevne.

I USA, hvor 0,5% af befolkningen er ramt af sygdommen, blev den samlede økonomiske byrde ved skizofreni i 1990 anslået til USD 32,5 mia. Omregnet i forhold til forbrugerprisindekset i perioden frem til i dag svarer det til USD 47,6 mia. Til sammenligning udgjorde de samlede omkostninger ved angsttilstande, som er ti gange mere udbredt end skizofreni, USD 42 mia. årligt. Udgifterne i USA til receptpligtige lægemidler til behandling af skizofreni udgjorde i 2002 USD 2,9 mia., hvilket er en meget lille andel af de samlede udgifter. (Kilder: Psychiatry, 1990, Psychiatry, 1993 og Decision Resources, Inc, Psychiatric Disorders Study #4, juni 2003).

Der er imidlertid tale om konservative skøn over de virkelige omkostninger ved skizofreni. Omkostninger forbundet med smerte samt indkomsttab hos persongrupper, der falder uden for beregningerne (såsom hjemløse og personer under 18 år), er der endnu ikke foretaget præcise beregninger af.

Hvis man iværksætter effektive behandlinger (både farmakologiske og psykologiske) så tidligt som muligt, viser det sig, at man kan lindre symptomerne, og at man kan forbedre patienternes livskvalitet markant. Dette vil medføre betydelige besparelser. Omkostningerne til medicin mere end opvejes af færre indlæggelser. Det vil også betyde, at den økonomiske byrde for patientens familie bliver markant mindre.

### Udbredelse

Symptomerne på skizofreni indtræder typisk i den sene pubertet eller i den tidlige voksenalder. Sygdommen rammer mænd og kvinder i samme omfang, men epidemiologiske undersøgelser viser en tendens til, at sygdommen indtræder senere hos kvinder.

En præcis forklaring af, hvordan sygdommen opstår, haves ikke, men studier har vist, at visse faktorer kan øge risikoen for, at mennesker udvikler skizofreni. Undersøgelser har blandt andet vist, at en tvilling har større risiko for at udvikle sygdommen, hvis den anden tvilling lider af sygdommen. Andre undersøgelser har vist, at mennesker, der eksempelvis vokser op i byområder, har større risiko for at udvikle skizofreni end mennesker, der vokser op uden for byområder.

Det antipsykotiske marked omfatter lægemidler til behandling af forskellige typer psykotiske sygdomme, heriblandt skizofreni. Alene på de syv store farmaceutiske markeder (Frankrig, Italien, Japan, Spanien, Storbritannien, Tyskland og USA) lider ca. 9,6 mio. mennesker af en psykotisk lidelse. (Kilde: Decision Resources 2002, Cognos Study #65).

Skizofreni er en af de store psykotiske lidelser, og WHO estimerer, at ca. 1% af alle mennesker på et tidspunkt i deres liv vil blive ramt af skizofreni, og at på ethvert givent tidspunkt vil 0,5% af alle mennesker lide af sygdommen. På de syv nævnte markeder regner man med, at ca. 3,6 mio. mennesker led af skizofreni i 2002. I samme periode skønner man, at ca. 2,9 mio. mennesker var diagnosticeret som skizofrene på de samme markeder. Det svarer til, at 79% af de personer, der led af sygdommen, var blevet korrekt diagnosticeret. I USA og Europa er diagnosticeringsraten ca. 80%, mens den er en smule lavere i Japan, ca. 75% (Kilde: Decision Resources, Inc, Psychiatric Disorders Study #4, juni 2003).

### Lundbecks lægemidler og forsknings- og udviklingsaktiviteter

Skizofreni har i mange år været et af Lundbecks kerneområder inden for forskning og udvikling, og Lundbeck har siden slutningen af 1950'erne lanceret flere antipsykotika. Lundbeck var således blandt de første til at udvikle og markedsføre de første udgaver af lægemidler til behandling af skizofreni og andre psykoser og var tillige blandt de første til at udvikle den nyeste generation af antipsykotika, de såkaldte atypiske antipsykotika.

Det første antipsykotikum, Lundbeck udviklede, var chlorprothixen, der også kendes under navnet Truxal®. Truxal® blev lanceret i 1959 og blev efterfulgt af Fluanxol® (flupentixol) og Clopixol® (zuclopenthixol). Det gav Lundbeck en fremtrædende rolle på det antipsykotiske marked. I 1996 lancerede Lundbeck Serdolect® (sertindol), der var blandt de første atypiske antipsykotika på markedet. Serdolect® blev i 1998 trukket tilbage fra markedet pga. frygt for, at brug af lægemidlet medførte hjerteproblemer. Suspensionen af Serdolect® blev ophævet i 2001, men lægemidlet vil først kunne udskrives på normal vis efter færdiggørelsen af det igangværende postmarketingstudie. Lundbeck forventer, at Serdolect® tidligst vil være tilgængelig for normal receptudskrivning i 2005.



# Skizofreni

**Lægemidler i klinisk udvikling**

| Stof | Virknings-mekanisme | Indikationsområde | Udviklingstrin | Ansøgning om registrering | Forventet lancering |
|---|---|---|---|---|---|
| Sertindol | $D_2$-5HT$_2$ | Skizofreni | Postmarketingstudie | | 2005 |
| Bifeprunox | Dopamin/serotonin | Skizofreni | III | 2005 | 2006 |
| Lu 31-130 | Monoaminerg | Psykose | I | 2006+ | 2006+ |

**Lancerede lægemidler**

| Stof | Virknings-mekanisme | Indikationsområde | Varemærke | Første registrering | Godkendt, antal lande |
|---|---|---|---|---|---|
| Melperon | Typisk antipsykotikum | Psykoser | Buronil®, Bunil® | 1968 | 12 |
| Zuclopenthixol | Typisk antipsykotikum | Skizofreni og andre psykoser samt angst, rastløshed og søvnløshed | Cisordinol®, Clopixol® | 1982 | 73 |
| Zuclopenthixol-decanoat | Depot antipsykotikum | Vedligeholdelsesbehandling af kroniske psykoser | Cisordinol Depot®, Clopixol Depot®, Ciatyl-Z Depot® | 1976 | 73 |
| Zuclopenthixol-acetat | Typisk antipsykotikum | Akutte psykoser, forværring af psykotiske tilstande | Cisordinol-Acutard®, Clopixol-Acutard®, Clopixol-Acuphase®, Ciatyl-Z-Acuphase® | 1986 | 70 |
| Flupentixol | Typisk antipsykotikum | Lettere depression, skizofreni og andre psykoser | Fluanxol®, Fluanxol Mite®, Depixol® | 1965 | 69 |
| Cis(Z)-flupentixoldecanoat | Depot antipsykotikum | Vedligeholdelsesbehandling af kroniske psykoser | Fluanxol Depot®, Depixol Inj.® | 1970 | 72 |
| Chlorprothixen | Typisk antipsykotikum | Skizofreni og andre psykoser samt angst og rastløshed, abstinenssymptomer hos stofmisbrugere | Truxal®, Truxaletten® | 1959 | 21 |

På nuværende tidspunkt har Lundbeck to andre lægemiddelkandidater i klinisk udvikling. Bifeprunox er en potent partiel dopamin D2-receptor-agonist og serotonin 5-HT$_1$A-agonist, som forventes at afhjælpe både de positive og de negative symptomer hos skizofrene patienter. Bifeprunox er indlicenseret fra det belgiske firma Solvay Pharmaceuticals B.V. Lundbeck har rettighederne til at markedsføre produktet uden for USA, Canada, Mexico og Japan. I 2003 begyndte Lundbeck og Solvay kliniske fase III-forsøg med bifeprunox, efter at lægemiddelkandidaten havde vist positive resultater i de fælles fase II-undersøgelser. I en afsluttet placebokontrolleret, dosisbestemmende undersøgelse viste bifeprunox sig at være effektivt og veltolereret til behandling af patienter med skizofreni. Toleranceprofilen var meget opmuntrende, uden indikation af vægtforøgelse eller kardiovaskulære og ekstrapyramidale bivirkninger (EPS), der er motoriske bivirkninger som langsomme bevægelser og rystelser.

Lundbeck begyndte i 2003 de første kliniske fase I-undersøgelser af Lu 31-130, som Lundbeck selv har udviklet. Beslutningen om at gå i fase I blev truffet på baggrund af farmakologiske data, der viser antipsykotisk aktivitet kombineret med en nedsat risiko for bivirkninger in vivo. Lu 31-130 er et atypisk antipsykotikum, der potentielt kan behandle forskellige indikationer inden for psykose.

**Eksisterende behandlinger og præparater på markedet**

De første lægemidler til behandling af skizofreni og andre psykotiske lidelser blev introduceret i 1950'erne. Lægemidlerne var på daværende tidspunkt et stort skridt fremad i behandlingen af psykotiske patienter, og effekten over for de positive symptomer ved skizofreni var god. Effekten over for de negative symptomer var dog mindre god, og behandlingen med lægemidlerne medførte ofte ekstrapyramidale bivirkningssymptomer (EPS).

I slutningen af det 20. århundrede blev den seneste generation af antipsykotika introduceret. Disse lægemidler er blevet karakteriseret som værende virksomme både over for de positive og de negative symptomer – men effekten over for de negative symptomer er stadig ikke overbevisende. Samtidig forårsager behandlingen med atypiske antipsykotika ikke EPS. Det er bl.a. en af forklaringerne på præparaternes store succes. Markedet for antipsykotika er i dag domineret af de atypiske antipsykotika, og lægemidlerne udgør i dag 98% og 78% af det samlede antipsykotiske marked i henholdsvis USA og Europa. Væksten i atypiske antipsykotika var i 2002 på 24%, mens markedet for de tidlige antipsykotika faldt med 9% i 2002. (Kilde: IMS Health, IMS World Review 2003)

Behandlingen af psykotiske lidelser kan fortsat forbedres på en række områder. Fremtidige lægemidler kan være med til at forbedre behandlingen af psykotiske lidelser ved at forbedre behandlingseffektiviteten og skabe færre bivirkninger. Op til 30% af alle skizofrene patienter er vanskelige at behandle med de eksisterende lægemidler.

### Markedsstørrelse

I 2002 udgjorde markedet for antipsykotiska 15% af det samlede marked for lægemidler til behandling af sygdomme i centralnervesystemet. Markedet for antipsykotika var i 2002 på USD 9,5 mia. Det var en stigning på 20% i forhold til 2001.

Det antipsykotiske marked er større i USA end i Europa. Det skyldes den store brug af atypiske antipsykotika på det amerikanske marked. Atypiske antipsykotika er prismæssigt dyrere end traditionelle antipsykotika, og det generelle prisniveau for antipsykotika er op til tre gange højere i USA end i Europa. I forhold til 2001 vokser det antipsykotiske marked dog hurtigere i Europa end i USA.

De mest benyttede præparater er Zyprexa® (olanzapin) fra Eli Lilly, Risperdal® (risperidon) fra Johnson & Johnson, Seroquel® (quetiapin) fra AstraZeneca, Leponex® (clozapin) fra Novartis, Abilify® (aripiprazol) fra Bristol Myers-Squibb og Zeldox® (ziprasidon) fra Pfizer. Zyprexa® er markedsledende og omsatte i 2002 for mere end USD 4 mia.

**Markedsstørrelser for antipsykotika**


Nordamerika
Europa
Resten af verden
10%
22%
68%

Kilde: IMS Health, IMS World Review 2003

| Handelsnavn | Aktivt stof | Markedsføringsselskab | Salg 2002 på verdensplan (USD mio.) | Vækst i % |
|---|---|---|---|---|
| Zyprexa® | olanzapin | Eli Lilly | 4032 | 22 |
| Risperdal® | risperidon | Johnson & Johnson | 2474 | 15 |
| Seroquel® | quetiapin | AstraZeneca | 1262 | 57 |
| Leponex® | clozapin | Novartis | 330 | -3 |
| Zeldox® | ziprasidon | Pfizer | 249 | 79 |
| Solian® | amisulprid | Sanofi-Synthelabo | 119 | 22 |

Kilde: IMS Health, IMS World Review 2003.





# Skizofreni

### Sygdommens symptomer

Skizofreni rammer begge køn ligeligt og debuterer typisk i ungdomsårene, lidt senere hos kvinder end hos mænd. Sygdommen mistolkes undertiden i begyndelsen som pubertetsvanskeligheder, skoletræthed, følger af hashmisbrug mv. Af og til vil man være i stand til at pege på diskrete sygdomstegn i årene forud for sygdommens egentlige gennembrud. Når sygdommen manifesterer sig, ses en gennemgribende påvirkning af patientens tankegang og opfattelse af omgivelserne.

Almindelige symptomer er hallucinationer (meget ofte i form af "stemmer", der taler om patienten i 3. person) og vrangforestillinger (typisk forfølgelsesforestillinger og forestillinger med et bizart præg). Tankegangen og talen bliver tit usammenhængende og svær at følge for omgivelserne. Visse patienter kan blive ophidsede og sommetider verbalt eller fysisk aggressive. Disse symptomer kaldes ofte positive, fordi de kan minde om normale psykiske funktioner eller personlighedstræk, men i en overdreven, forstærket og forvrænget udgave. I perioder, hvor de positive symptomer er udtalte, taler man om, at patienten er akut psykotisk. Medicinsk behandling virker bedst på positive symptomer.

Negative symptomer er også hyppigt forekommende hos skizofrene. De benævnes negative, fordi de repræsenterer en mangel på eller et tab af normale psykiske funktioner eller personlighedstræk. Nedsat evne til social kontakt, følelsesmæssig tilbagetrækning, mimikfattigdom, initiativløshed og en generel ulystfølelse er typiske negative symptomer. Selvom negative symptomer ikke forekommer så dramatiske som positive symptomer, forringer de patienternes livskvalitet betydeligt.

Mange skizofrene patienter får også depressive symptomer. Disse kan være svære at skelne fra især de negative symptomer, men betragtes normalt som en gruppe for sig. Selvmord er betydeligt hyppigere blandt skizofrene end i normalbefolkningen. Dette bidrager sammen med andre faktorer (misbrug, dårlige sociale forhold) til en øget dødelighed hos skizofrene.

### Positive og negative symptomer på skizofreni

| Positive symptomer: | Negative symptomer: |
|---|---|
| • Hallucinationer | • Social tilbagetrækning |
| • Vrangforestillinger | • Isolation |
| • Ophidselse | • Ringe personlig pleje |
| • Aggressioner | • Nedsat evne til at give udtryk for glæde og sorg |
| • Unormal opførsel | • Mangel på spontan tale og tanke |
| • Forvrænget tankegang | |

**Markedsandele for atypiske antipsykotika 3. kvt. 2003, USA**



Olanzapin
Risperidon
Quetiapin
Aripiprazol
Ziprasidon
Clozapin
%
0
10
20
30
40
50


Kilde: IMS Health, IMS Dataview Q3 2003

**Markedsandele for atypiske antipsykotika 3. kvt. 2003, Europa**



Olanzapin
Risperidon
Quetiapin
Aripiprazol
Clozapin
Ziprasidon
%
0
10
20
30
40
50


Kilde: IMS Health, IMS Dataview Q3 2003

"Lundbeck har sammen med Merck indgået en aftale om eksklusiv udvikling og kommercialisering af gaboxadol i USA"

## Søvnforstyrrelser

Søvnløshed er den mest almindelige søvnforstyrrelse og anses for at være et symptom, ikke en egentlig sygdom eller et syndrom. Søvnløshed er i dag en af de forstyrrelser, mennesker klager mest over. Samtidig er det en underdiagnosticeret lidelse, der ikke er særlig stor viden om.

Cirka 25% af den voksne befolkning klager over søvnløshed, men kun en fjerdedel af dem nævner det over for deres læge, når denne konsulteres om et andet problem, og kun hver tyvende person søger hjælp til deres specifikke søvnproblem. I lyset af disse tal er det yderst vanskeligt at anslå lidelsens byrde for samfundet.

Selv om de data, der er offentliggjort om søvnløsheds økonomiske konsekvenser og virkninger, er fra midten af 1990'erne, viser de klart, at der er store omkostninger forbundet hermed. I USA svinger tallene mellem USD 92,5 og 107 mia. årligt for både den direkte og indirekte økonomiske konsekvens af søvnløshed. (Kilde: Economic Effects of Insomnia, 1994). For at kunne udarbejde mere præcise beregninger af søvnløshedens økonomiske byrde for samfundet er der behov for flere epidemiologiske og socioøkonomiske data.

I den seneste og mest anerkendte analyse, baseret på data fra 1995, af den økonomiske byrde ved søvnløshed i USA, er de direkte omkostninger ved søvnløshed anslået til USD 13,9 mia. om året. Dette inkluderer ambulante besøg søvnovervågning, medicin til behandling af søvnløshed samt betaling for medicinsk pleje og/eller behandling. Det er bemærkelsesværdigt, at der kun anvendes USD 809 mio. på receptpligtig medicin mod søvnløshed, mens der bruges over USD 1,1 mia. på ikke-receptpligtige midler som f.eks. alkohol (USD 781 mio.), håndkøbsmedicin (USD 326 mio.) og melatonin (USD 50 mio.) (Kilde: Sleep, 1999).

Markedet for lægemidler til behandling af søvnløshed har siden 1995 udviklet sig meget, og omsætningen af de tre store lægemidler på søvnmarkedet (Stilnox®/Ambien® (zolpidem) fra Sanofi-Synthelabo, Imovane® (zopiclon) fra Aventis samt Sonata® (zaleplon) fra Wyeth-Lederle) var til sammenligning på USD 1,3 mia. i Nordamerika i 2002 (Kilde: IMS Health, IMS Dataview Q4 2002).

Søvnforstyrrelser og deres økonomiske indvirkninger er et område, som næsten ikke er udforsket. Der er derfor behov for flere undersøgelser for at sammenligne behandlede og ikke-behandlede mennesker med søvnforstyrrelser. På den måde vil man få bedre viden og forståelse af den byrde, som søvnforstyrrelser er for sundhedssektoren og samfundet.

**Hvad er søvnforstyrrelser?**
Søvnforstyrrelser dækker over forskellige søvnlidelser, hvoraf søvnløshed er den langt mest udbredte. Andre søvnproblemer er eksempelvis søvnapnø og *restless legs syndrome* (uro i benene).

Søvnløshed er karakteriseret ved ét eller flere af følgende symptomer: Patienterne har besvær med at falde i søvn og vanskeligt ved at sove igennem. De vågner hyppigt eller meget tidligt og føler, at de har kun sovet let og ikke er udhvilede efter søvnen.

Søvnapnø er kendetegnet ved et midlertidigt ophør af luftgennemstrømning gennem næse og mund på ti sekunder eller mere, hvilket typisk ophører ved patientens bratte opvågning.

Restless legs syndrome (uro i benene) er karakteriseret ved en krybende eller prikkende fornemmelse, der hovedsagelig kan mærkes i læggen. Denne fornemmelse opstår, når patienten ligger ned for at hvile sig eller sove, og kan kun lindres ved at patienten rejser sig og går rundt.

### Udbredelse

Søvnforstyrrelser er en meget udbredt lidelse. Det skønnes, at der i 2000 var 19-36% af den voksne befolkning på de syv store farmaceutiske markeder (Frankrig, Italien, Japan, Spanien, Storbritannien, Tyskland og USA), der led af søvnforstyrrelser.

Søvnforstyrrelser dækker over forskellige søvnlidelser, hvoraf de mest kendte typer er søvnløshed, søvnapnø og restless legs syndrome (uro i benene). Søvnløshed er den mest udbredte søvnforstyrrelse, og det anslås, at 164 mio. mennesker led af søvnløshed i 1998. Søvnapnø, der er kendetegnet ved et midlertidigt ophør af luftgennemstrømning gennem næse og mund på ti sekunder eller mere, er en mindre udbredt lidelse. Det skønnes, at ca. 12 mio. led af denne lidelse i 1998 på de syv store farmaceutiske markeder. Udbredelsen af søvnapnø er ulige fordelt mellem kønnene, idet 4% af alle voksne mænd og 2% af alle voksne kvinder anslås at lide af søvnapnø. Op til 40 mio. mennesker menes at lide af restless legs syndrome, der er karakteriseret ved en krybende eller prikkende fornemmelse, som hovedsagelig forekommer i læggen.

Samtidig med at søvnløshed er meget udbredt blandt den voksne del af befolkningen, er det en meget underdiagnosticeret lidelse. Nogle af de vigtigste årsager er modvillighed mod at gå til lægen, selv-medicinering eller accept af problemet uden at gøre noget ved det. Epidemiologiske studier foretaget i USA viser således, at kun ca. 25-30% af de mennesker, der nævner deres søvnløshed, når de opsøger deres læge pga. en anden lidelse, vil blive diagnosticeret



# Søvnforstyrrelser

med søvnløshed. Omtrent det samme gør sig gældende i Europa, hvor det anslås, at 20-30% af dem der lider af søvnløshed, bliver diagnosticeret korrekt.

Diagnosticeringsraten for søvnapnø er i USA en del højere end i Europa. Det skønnes, at ca. halvdelen af de personer, der lider af denne lidelse, konsulterer deres læge. Op imod halvdelen af dem vil blive sendt videre til en specialist. I Europa er diagnosticeringsraten en del mindre, idet kun 1 ud af 18 patienter med søvnapnø bliver korrekt diagnosticeret. De mest anvendte behandlinger er medicinske hjælpemidler og i mindre udstrækning kirurgiske indgreb.

Patienter, der lider af restless legs syndrome, bliver i højere grad diagnosticeret korrekt i USA end i Europa. I USA anslås det, at 25-50% af alle patienter, der lider af restless legs syndrome, konsulterer deres læge med problemet. En stor del af disse patienter vil blive sendt videre til en neurolog til diagnosticering. I Europa regner man med, at kun ca. 10% af patienterne vil opsøge deres læge. (Kilde: Decision Resources, Mosaic Study #18, 2000).

**Lundbecks lægemidler og forsknings- og udviklingsaktiviteter**
Lundbeck har ikke tidligere udviklet lægemidler til behandling af søvnforstyrrelser, og gaboxadol er således den første lægemiddelkandidat til behandling af søvnforstyrrelser i Lundbecks udviklingsportefølje.

Gaboxadol blev indlicenseret fra Garching Innovation på vegne af Max Planck Institute, München i 1999. Gaboxadol er en direkte virkende $GABA_A$-agonist, som har en anderledes virkningsmekanisme end benzodiazepinreceptor-ligander. Gaboxadol virker direkte sammen med GABA-receptoren og formidler dens virkninger via en GABA-receptor-population, som ikke moduleres af benzodiazepiner. Lundbeck har verdensrettigheder til gaboxadol.

I kliniske forsøg har gaboxadol vist effekt på parametre for indsovning såvel som søvnvedligeholdelse med forbedringer i søvnarkitekturen. Det indikerer, at patienter opnår et normalt søvnmønster ved behandling med gaboxadol. Endvidere har gaboxadol ikke vist tegn på at være afhængighedsskabende, hvilket ofte er en risiko ved andre sovemidler. Kliniske fase III-undersøgelser blev sat i gang med gaboxadol i juni 2003.

Lundbeck har sammen med Merck & Co., Inc. indgået en aftale om eksklusiv udvikling og kommercialisering af gaboxadol i USA. Merck og Lundbeck vil i fællesskab færdiggøre det igangværende fase III-program, hvoraf Merck vil finansiere størstedelen af de tilbageværende udviklingsaktiviteter. Det forventes, at Merck vil indsende registreringsansøgning til de amerikanske sundhedsmyndigheder (Food and Drug Administration – FDA) mellem udgangen af 2006 og midten af 2007. Når der er opnået tilladelse fra FDA, vil selskaberne sammen markedsføre gaboxadol i USA.

Ud over at Lundbeck modtager en andel af gaboxadol-omsætningen i USA, modtager Lundbeck en initial betaling på USD 70 mio. og op til USD 200 mio. i yderligere milestone-betalinger inden lanceringen af gaboxadol på det amerikanske marked.

**Eksisterende behandlinger og præparater på markedet**
Ikke mindst pga. den forholdsvis store grad af selvmedicinering er markedet for behandling af søvnforstyrrelser kendetegnet ved, at der anvendes mange typer af lægemidler og ikke-lægemidler.

Den første generation af lægemidler, der var egnede til behandling af søvnløshed - den mest udbredte søvnforstyrrelse - var de såkaldte benzodiazepiner. De blev introduceret i begyndelsen af 1960'erne. Benzodiazepiner bruges fortsat i dag i forholdsvis stor udstrækning, men behandlingen med benzodiazepiner kan medføre alvorlige bivirkninger. Brug af benzodiazepiner mod søvnløshed er ofte kendetegnet ved, at det normale søvnmønster ændres, og at især kvantiteten og kvaliteten af REM-søvnen (Rapid Eye Movement) forkortes. REM-søvnen menes at have stor betydning for menneskers indlæringsevne, samtidig med at den restituerer hjernens mentale processer. Endvidere kan brugen af benzodiazepiner medføre afhængighed og misbrug.

De i dag mest anvendte lægemidler til behandling af søvnløshed er den seneste generation af sovemidler, der første gang blev markedsført sidst i 1980'erne - Stilnox®/Ambien® (zolpidem) fra Sanofi-

Lægemidler i klinisk udvikling

| Stof | Virknings-mekanisme | Indikationsområde | Udviklingstrin | Ansøgning om registrering | Forventet lancering |
|---|---|---|---|---|---|
| Gaboxadol | $GABA_A$-agonist | Søvnforstyrrelser | III | 2006+ | 2006+ |

Synthelabo, Imovane® (zopiclon) fra Aventis samt Sonata® (zaleplon) fra Wyeth-Lederle. Disse lægemidler har en bedre bivirkningsprofil end benzodiazepinerne, men der er fortsat en risiko for afhængighed ved behandling. De har hver især forskellige bivirkningsprofiler, men typiske bivirkninger er døsighed, svimmelhed og hovedpine.

Ud over benzodiazepiner og deciderede sovemidler bruges endvidere en række andre lægemidler i behandlingen af søvnforstyrrelser, bl.a. antidepressiva og antihistaminer. Endvidere benyttes en del ikke-godkendte præparater, såsom melatonin og helsemidler.

**Markedsstørrelse**

Da der inden for behandlingen af søvnforstyrrelser benyttes en del ikke-registreret medicin/helsemidler samt andre ikke-farmakologiske behandlingsmetoder, er det ikke muligt præcist at estimere størrelsen af markedet. Da lidelsen endvidere er underdiagnosticeret, giver den nuværende opgørelse af markedets størrelse ikke et retvisende billede af det reelle marked.

Af de mest anvendte præparater på markedet er sovemidlet Stilnox®/Ambien® klart markedsledende. Siden Stilnox®/Ambien® og de øvrige lægemidler blev lanceret i 1980'erne, er der sket en stor stigning i markedet for midler mod søvnforstyrrelser, og i 2002 udgjorde den samlede omsætning af zolpidem, zopiclon og zaleplon USD 1,7 mia. på verdensplan. Det var en stigning på 22% i forhold til 2001. Ud af denne omsætning stod Stilnox®/Ambien® for 84%.

Blandt andet pga. den store prisforskel mellem det europæiske og det amerikanske marked er salget af sovemidler skævt fordelt på verdensplan. I 2002 udgjorde salget i Nordamerika 78% af salget på verdensplan mod 76% i 2001. (Kilde: IMS Health, IMS Dataview Q4 2002).

**Markedsandele for lægemidler mod søvnforstyrrelser**



Zolpidem
Zopiclon
Zaleplon
6%
10%
84%


Kilde: IMS Health, IMS Dataview Q3 2003

**Markedsstørrelser for zolpidem, zopiclon og zaleplon**



Nordamerika
Europa
Resten af verden
7%
15%
78%


Kilde: IMS Health, IMS Dataview Q3 2003





# Viden og kompetence

Lundbecks medarbejdere arbejder for at forbedre livskvaliteten for mennesker, der lider af psykiatriske og neurologiske sygdomme. Det er Lundbecks mission. Visionen er at blive verdens førende virksomhed inden for dette område. Lundbeck gennemfører en række tiltag og udvikler processer på medarbejderområdet, som i 2003 har gjort virksomheden bedre rustet til at arbejde mod såvel mission som vision.

**Strategi for Human Resources**

Lundbeck har sat sig en række ambitiøse mål for udviklingen af medarbejdere. Lundbecks værdi som virksomhed afhænger af evnen til at forske i, udvikle og markedsføre konkurrencedygtige lægemidler. Det kan kun lade sig gøre med motiverede og kompetente medarbejdere.

Udviklingen af medarbejderne sker ikke kun via HR-afdelingen. Den enkelte medarbejder påtager sig i samspil med sin nærmeste chef et ansvar for sin egen udvikling. Samtidig overvåges kompetenceniveauet i de enkelte enheder løbende og sættes i forhold til forventede behov, så uddannelsesressourcerne bliver udnyttet optimalt.

**Løn og karriere**

Lundbeck er en international virksomhed med datterselskaber i mange forskellige lande. Derfor er løn- og arbejdsvilkår tilpasset lokale forhold. Lundbeck lægger vægt på at kunne tilbyde sine medarbejdere en konkurrencedygtig løn. Det skal ikke mindst kunne betale sig at yde en ekstraordinær indsats og at gøre en forskel.

Lundbecks lønsystem består næsten udelukkende af individuelle lønpakker, som bliver givet på baggrund af en langsigtet vurdering af den enkelte. Ud over løn tilbyder Lundbeck medarbejderne en række personalegoder, der bl.a. fokuserer på helbred, forsikring, fritidsaktiviteter og sociale arrangementer.

Lundbeck lægger stor vægt på, at ambitiøse medarbejdere føler, at der bliver taget hånd om deres karriere, når de arbejder hos Lundbeck. En erhvervskarriere betyder ikke kun, at man skal være chef for mange medarbejdere. Det kan lige så vel være, at man er fagligt dygtig og bidrager som specialist inden for sit felt.

Ved udnævnelse af chefer lægges der stor vægt på at finde egnede kandidater internt i Lundbeck.

Lundbeck lægger i øvrigt stor vægt på, at medarbejdere får andel i de værdier, som de selv er med til at skabe. Derfor er medarbejderne blevet tilbudt medarbejderaktier. En meget stor del af Lundbecks medarbejdere er i dag aktionærer i selskabet. Det er med til at styrke båndet mellem Lundbeck og medarbejderne.

**En attraktiv arbejdsplads**

Lundbeck modtog 3.100 uopfordrede ansøgninger i løbet af 2003. Det er 100 færre end året før. Hvad angår antallet af ansøgninger til opslåede stillinger var der i 2003 også et mindre fald, som skyldes, at færre stillinger blev slået op.

Lundbeck har traditionelt haft en lav udskiftning i sit personale. Hvor den gennemsnitlige personaleomsætning blandt sammenlignelige virksomheder i Danmark ligger på ca. 10% var Lundbecks personaleomsætning i 2002 på 6,5%. I 2003 steg personaleomsætningen på grund af afskedigelser i september måned.

**Personaleomsætning i % for Lundbeck i Danmark**

| År | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| % af medarbejdere | 9,2 | 10,0 | 8,3 | 6,5 | 8,3 |

Lundbeck måler med jævne mellemrum medarbejdertilfredsheden i koncernen. Undersøgelsen bruges til at identificere og formulere områder, hvor forholdene kan forbedres.

**Kompetenceudvikling**

Lundbecks succes bygger på forskning, udvikling og markedsføring af unikke lægemidler. Det kræver medarbejdere, der er i konstant udvikling. Derfor afsætter Lundbeck mange ressourcer til at udvikle sine medarbejdere, og programmet for kompetenceudvikling favner bredt.

I 2003 er der afholdt en række workshops for Lundbecks ledere. Formålet har været at give lederne i Lundbeck en dyb forståelse af kulturen og værdierne i virksomheden. Dermed er de forberedt til de ledelsesmæssige udfordringer i en omverden under hastig forandring.

Der er i programmet for lederudvikling lagt stor vægt på at sikre, at lederne har en bred kulturel forståelse, så de bedst muligt er i stand til at begå sig på alle Lundbecks markeder. Kurserne har været afholdt af Lundbeck selv i tæt samarbejde med undervisere fra INSEAD og andre internationalt førende uddannelsesinstitutioner. Lundbecks ledelse har i den forbindelse været tæt involveret i processen og har deltaget som undervisere og oplægsholdere.

# "Lundbecks succes bygger på forskning, udvikling og markedsføring af unikke lægemidler. Det kræver medarbejdere, der er i konstant udvikling"

Lundbeck gennemfører et stort antal kurser inden for ledertræning, situationsbestemt selvledelse, gennemførelse af medarbejdersamtaler, kvalitetsstyring og projektledelse. Kurserne udvikles i samarbejde med ledende kursusudbydere, og i 2003 gennemførtes tæt ved 400 kurser.

I R&D består den væsentligste kompetenceudvikling i deltagelse i internationale videnskabelige konferencer. Ud over det faglige udbytte giver konferencerne mulighed for at danne netværk på tværs af virksomheder og forskningsinstitutioner, som Lundbecks forskere kan udnytte i deres arbejde.

Publikationer i internationale tidsskrifter er en væsentlig del af forskningsarbejdet for medarbejdere i Lundbecks forskning.

Abstracts af en stor del af de offentliggjorte artikler kan ses på adressen:
www.lundbeck.com/ourbusiness/RandD/publications/default.asp

I Lundbecks produktionsdivision – Supply Operations & Engineering – anvendes betydelige ressourcer på efteruddannelse for bl.a. at sikre, at medarbejderne lever op til de strenge krav til kompetence, som stilles af myndighederne i forbindelse med produktionen af lægemidler. Kompetenceudviklingen tager bl.a. udgangspunkt i "Investors in People"-standarden (IiP), og dele af produktionsdivisionen er blevet akkrediteret til at modtage certifikatet "Investors in People". Certifikatet vidner bl.a. om, at produktionen arbejder aktivt på at udvikle medarbejdernes kompetencer og deres evner til at samarbejde og dele viden. Det er planen, at hele produktionen på sigt skal være omfattet af certificeringen.

**Afskedigelser i Lundbeck i 2003**

Den 29. september 2003 indledte ledelsen i Lundbeck forhandlinger med medarbejderne om afskedigelser i Valby/Skodsborg og i Lumsås. Den samlede reduktion blev planlagt til ca. 170 medarbejdere. Reduktionerne skyldtes en effektivisering af Lundbecks kemiske produktion, hvor en kombination af nye produktionsanlæg og -processer medførte et behov for færre medarbejdere. Samtidig fandt Lundbeck det nødvendigt at tilpasse antallet af medarbejdere for at styrke selskabets konkurrenceevne.

I forbindelse med afskedigelserne blev der inddraget et eksternt konsulentfirma til at hjælpe de afskedigede medarbejdere med at finde beskæftigelse uden for Lundbeck.

**Et signalement af Lundbeck**

I det følgende gives et signalement af Lundbecks medarbejdere fordelt på en række parametre.

**Antal medarbejdere globalt**



Antal medarbejdere globalt
Antal
6.000
5.000
4.000
3.000
2.000
1.000
0
1999
2000
2001
2002
2003


*Antallet af medarbejdere er steget stærkt siden 1999. Væksten faldt dog noget fra 2002 til 2003.*

**Medarbejdere fordelt på funktioner globalt**



Salg og marketing
SO&E
F&U
Administration
16%
20%
43%
21%


*En stor del af Lundbecks medarbejdere findes inden for salg og marketing. Det skyldes, at medarbejderne i datterselskaberne hovedsageligt er beskæftiget med salgsarbejde.*





# Viden og kompetence

**Kønsfordeling globalt 2003**



Kvinder
Mænd
47,9%
52,1%


*I den farmaceutiske branche arbejder der traditionelt flere kvinder end mænd. Det gælder også for Lundbeck, om end forskellen er lille.*

**Medarbejdernes geografiske fordeling i 2003**



Danmark
Storbritanien
Øvrige Europa
Nordamerika
Asien
Australien
Sydamerika
Afrika
Mellemøsten
1,9%
2,2%
1,5%
0,9%
3,7%
6,2%
6,4%
36,6%
40,6%


*Lidt over 40% af Lundbecks medarbejdere er ansat i Danmark. Uden for Europa er der flest ansatte i Nordamerika.*

**Andel af kvindelige ledere i Lundbeck fordelt på ledelseskategorier**



Sektionsledere
Afdelingsledere
Funktionschefer
Direktører
%
50
40
30
20
10
0


Note: Fordelingen på de enkelte chefkategorier er kun for Danmark.

*Antallet af kvindelige ledere er 34% for hele koncernen inkl. datterselskaberne.*

# "Lundbeck modtog 3.100 uopfordrede ansøgninger i løbet af 2003"

## Medarbejdernes aldersfordeling i 2003



18-25
26-34
35-45
46-55
55+
3,6%
5,6%
13,4%
38,3%
39,1%


*Lundbeck har mange yngre medarbejdere. Over 80% af medarbejderne er under 46 år gamle. Det skyldes, at den store andel nyansatte hovedsageligt er yngre medarbejdere.*

## Medarbejdernes anciennitetsfordeling i 2003



0-1
2-5
6-10
11-16
16+
5,2%
5,1%
38,5%
14,7%
36,5%


Note: 0-1 år betyder indtil 2 års ansættelse.

*Lundbeck har været inde i en kraftig vækst gennem de senere år. Derfor er knap 40% af medarbejderne ansat inden for de seneste to år. Men hver fjerde medarbejder har været ansat længere end 6 år.*



# Miljø

I 2003 har Lundbeck fokuseret på at styrke den interne organisering af arbejdet med miljø og arbejdsmiljø. Der er implementeret en mere produktiv proces i den kemiske produktion, og der er arbejdet med miljøcertificering og -godkendelse.

Produktionen af lægemidler består af flere faser. Den farmaceutiske produktion regnes normalt ikke for særligt miljøbelastende. Potentielt set har produktionen af de aktive stoffer til lægemidler derimod større effekt på miljøet. Derfor er der i højere grad fokus på Lundbecks tre syntesefabrikker i Lumsås (Danmark), Seal Sands (England) og Padova (Italien) end på den farmaceutiske produktion i Valby (Danmark). Det gælder både i miljølovgivningen og i Lundbecks interne arbejde med miljø.

På Lundbecks syntesefabrikker bliver der brugt forholdsvis store mængder organiske opløsningsmidler. En del af de organiske opløsningsmidler har en potentielt sundheds- og miljøskadelig effekt. Det er derfor en selvfølge, at både Lundbeck og myndighederne er meget opmærksomme på, hvordan opløsningsmidler anvendes og bortskaffes.

Der bliver gjort en stor indsats for at opsamle opløsningsmidlerne efter brug. Langt den største mængde bliver opfanget til genbrug eller sendes til forbrænding som kemikalieaffald. En langt mindre del slipper ud til omgivelserne som emission. Energiforbrug, vandforbrug, råvareforbrug samt affald og udledning af spildevand er også i fokus.

### Styrket organisation

I Lundbecks danske del – Lundbeck i Valby, The Lundbeck Institute i Skodsborg, Lundbeck Pharma A/S i Tåstrup og syntesefabrikken i Lumsås – er miljø- og arbejdsmiljøarbejdet blevet organiseret på en ny måde. Grundlaget for organisationen blev etableret i 2002, og den blev formelt set iværksat i april 2003.

Det øverste organ i den nye organisation er Miljø- og Arbejdsmiljørådet. Rådet har ansvaret for at lede og koordinere miljø- og arbejdsmiljøindsatsen gennem politikker, strategi og målsætninger. Rådets formand er koncerndirektør Lars Bang. Herudover har tre repræsentanter fra ledelsen og tre repæsentanter valgt af medarbejderne fra områderne Supply Operations & Engineering, Research & Development og fra Administration sæde i rådet.

Der er nedsat tre udvalg under Miljø- og Arbejdsmiljørådet. Udvalgenes formænd er samtidig ledelsesrepræsentanter i rådet. Tilsvarende er medarbejderrepræsentanterne i rådet også medlemmer i udvalgene. Udvalgenes opgave er at sikre fokus på arbejdet i området samt at iværksætte, koordinere og følge op på aktiviteter.

Det daglige miljø- og arbejdsmiljøarbejde er organiseret i miljø- og arbejdsmiljøenheder, der består af en leder og et antal medarbejdervalgte repræsentanter. Der er i alt etableret 30 miljø- og arbejdsmiljøenheder med 30 ledere og 57 medarbejdervalgte repræsentanter.

### Uddannelse

Den nye organisering af miljø- og arbejdsmiljøarbejdet i 2003 blev understøttet af et omfattende uddannelsesprogram. I 2003 har 42 ledere og valgte miljø- og arbejdsmiljørepræsentanter fra enhederne gennemført en kombineret miljø- og arbejdsmiljøuddannelse. 28 personer har gennemført en supplerende miljøuddannelse, idet deres sikkerhedsuddannelse var under 5 år gammel. Yderligere 13 ledere og repræsentanter har påbegyndt uddannelsen.

Også i Seal Sands og i Padova undervises i miljø- og arbejdsmiljøforhold. F.eks. er uddannelsesaktiviteterne i Padova i miljø, arbejdsmiljø og sikkerhed steget med 40% fra 2002 til 2003.

### Indsats og resultater

Miljø- og Arbejdsmiljørådet satte et centralt mål for koncernen: "Efterforskning af alle uheld samt tilløb til uheld med henblik på forebyggelse. Der skal gøres en speciel indsats for good housekeeping." Dette mål er videreført i målsætningen for 2004.

Linjeorganisationens stærke repræsentation og virke i miljø- og arbejdsmiljøorganisationen sikrer, at målene bliver indarbejdet i linjeorganisationens handlingsplaner sammen med enhedernes øvrige aktiviteter. Lundbecks mål for miljø og arbejdsmiljø bliver på den måde opstillet i det lokale ledelsessystem, og linjeorganisationen har ansvaret for, at miljøaktiviteterne bliver gennemført.

Miljøgodkendelserne regulerer udledningen af organiske opløsningsmidler til atmosfæren. Herudover gælder et EU-direktiv om udledningen af VOC, dvs. Volatile Organic Chemicals, eller på dansk, flygtige organiske kemikalier. Direktivet har betydning for alle tre syntesefabrikker. For eksisterende anlæg er der en frist frem til 31. oktober 2007 til at overholde direktivets grænseværdier for udledningen af de flygtige organiske kemikalier til luften.

I forbindelse med revideringen af den miljøtekniske beskrivelse har syntesefabrikken i Lumsås dokumenteret, at VOC-direktivet allerede overholdes. Inden for de næste år vil Lundbeck foretage en tilsvarende dokumentation for de to øvrige syntesefabrikker. Der forventes heller ikke her at være problemer med at overholde direktivets krav.

Arbejdet med at få certificeret miljøledelsessystemet i Lumsås og Padova efter ISO 14001-standarden er fortsat gennem 2003.

De interne forberedelser er gennemført, og der er indgået aftaler om certificering i foråret 2004.

I 2003 er der løbende sket forbedringer af emissionsforholdene på de tre syntesefabrikker. I Lumsås har Lundbeck optimeret anlægget til at rense procesluften. Derudover har kemikere på fabrikken udviklet en metode til at omdanne et biprodukt fra produktionen af Cipralex® til et nyt mellemprodukt, som kan genbruges til at fremstille mere Cipralex® og Cipramil®. Metoden har øget produktiviteten betragteligt og samtidigt reduceret forbruget af opløsningsmidler og andre ressourcer. Et tilsvarende biprodukt fra produktionen af Cipralex® i Seal Sands bliver også behandlet i Lumsås. Den forbedrede kemiske proces har sammen med optimeringen af rensningsanlægget betydet, at udledningen af opløsningsmidler til atmosfæren er reduceret væsenligt i Lumsås.

Luftrensningsudstyret på fabrikken i Seal Sands er også blevet optimeret, og etableringen af et helt nyt luftrensningsanlæg på fabrikken i Padova er sat i værk. I Seal Sands blev der brugt mange ressourcer på at indkøre den nye dedikerede fabrik til fremstilling af escitalopram – det aktive stof i Cipralex®. Produktionen foregår i lukkede systemer, og den moderne fabrik fungerer tilfredsstillende – også set ud fra miljømæssige aspekter.

Et nyt system til rensning af grundvandsforurening er etableret på fabrikken i Padova.

### Miljøgodkendelser

For hovedsædet i Valby og for de tre syntesefabrikker gælder, at der er en god dialog med miljømyndighederne og med naboerne. Der er en generel accept af Lundbecks miljøpolitik, og samarbejdet er åbent og konstruktivt. Generelt er der ikke problemer med at overholde miljømyndighedernes krav, hverken for øjeblikket eller for de fremtidige kendte krav.

Efter aftale med miljømyndigheden i Vestsjællands Amt indsendte Lundbeck i slutningen af 2003 en revideret miljøteknisk beskrivelse af syntesefabrikken i Lumsås. Bag beskrivelsen ligger en detaljeret kortlægning af miljøforholdene. Kortlægningen viser, at syntesefabrikkens miljøforhold er i god overensstemmelse med gældende vilkår, og der forventes ikke at komme væsentlige vilkårsændringer ved den forestående revision. Kortlægningen afslørede mindre støjproblemer for de nærmeste naboer. Efter planen vil også støjvilkårene overholdes efter første halvdel af 2004.

| | Miljøgodkendelser | Status |
|---|---|---|
| Lundbecks hovedkvarter i Valby, Danmark | En samlet miljøgodkendelse fra 1997 med tillægsgodkendelser. | Godkendelsen er i 2003 udvidet og dækker de i 2003 erhvervede ejendomme. |
| Syntesefabrik i Lumsås, Danmark | En samlet miljøgodkendelse fra 1988 med tillægsgodkendelser. | Vilkårene revurderes af miljømyndigheden i 2004. |
| Syntesefabrik i Seal Sands, England | En samlet miljøgodkendelse fra 1997 med et tillæg fra 2001 om godkendelse af en ny fabrik til produktion af escitalopram. | Vilkårene blev revurderet af miljømyndigheden i 2003 med mindre vilkårsændringer. |
| Syntesefabrik i Padova, Italien | En godkendelse til luftemission fra 1995 og en udledningstilladelse til spildevandet fra 1997. | Godkendelserne udløber i 2004. Der forventes ikke at blive problemer med at opnå nye godkendelser. |

Lundbecks grønne regnskaber kan findes på www.lundbeck.com/investor/reportsandpresentations/environreports



# Den finansielle udvikling for koncernen 1994-2003

| **Resultatopgørelse i DKK mio.** | **1994** | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
|---|---|---|---|---|---|---|---|---|---|---|
| Nettoomsætning | 1.336 | 1.849 | 2.324 | 2.639 | 3.200 | 3.991 | 5.623 | 7.656 | 9.488 | 9.941 |
| Resultat før forsknings- og udviklingsomkostninger | 348 | 471 | 670 | 767 | 957 | 1.484 | 2.444 | 3.379 | 3.903 | 4.080 |
| Forsknings- og udviklingsomkostninger | 189 | 257 | 334 | 433 | 619 | 824 | 1.416 | 1.541 | 1.573 | 1.933 |
| Resultat af primær drift | 174 | 223 | 337 | 417 | 353 | 664 | 1.004 | 1.826 | 2.361 | 2.132 |
| Finansielle poster, netto | (15) | 30 | 5 | (3) | 68 | 239 | 386 | 79 | (286) | (76) |
| Resultat før skat | 159 | 253 | 342 | 414 | 421 | 902 | 1.390 | 1.905 | 2.074 | 2.053 |
| Årets resultat før minoritetsinteresser | 112 | 166 | 237 | 281 | 298 | 655 | 996 | 1.323 | 1.269 | 1.374 |
| Årets resultat | 109 | 156 | 236 | 278 | 292 | 655 | 985 | 1.311 | 1.269 | 1.377 |

| **Aktiver i DKK mio.** | **1994** | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
|---|---|---|---|---|---|---|---|---|---|---|
| Anlægsaktiver | 593 | 783 | 930 | 1.028 | 1.171 | 1.677 | 2.853 | 4.635 | 5.051 | 5.957 |
| Varebeholdninger | 185 | 265 | 371 | 348 | 356 | 427 | 488 | 683 | 1.052 | 1.334 |
| Tilgodehavender | 287 | 430 | 496 | 580 | 643 | 894 | 1.479 | 1.617 | 2.305 | 2.430 |
| Likvide beholdninger og værdipapirer | 471 | 554 | 655 | 800 | 817 | 1.641 | 1.963 | 1.031 | 861 | 1.334 |
| **Aktiver i alt** | **1.536** | **2.032** | **2.452** | **2.756** | **2.987** | **4.639** | **6.783** | **7.966** | **9.269** | **11.055** |

| **Passiver i DKK mio.** | **1994** | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
|---|---|---|---|---|---|---|---|---|---|---|
| Egenkapital | 883 | 1.038 | 1.252 | 1.530 | 1.787 | 2.911 | 3.757 | 4.742 | 5.821 | 6.914 |
| Minoritetsinteresser | 4 | 4 | 5 | 4 | 4 | 4 | 25 | 5 | 0 | 7 |
| Hensættelser | 110 | 143 | 203 | 239 | 257 | 331 | 501 | 141 | 269 | 344 |
| Langfristet gæld | 122 | 405 | 40 | 92 | 29 | 24 | 63 | 51 | 43 | 380 |
| Kortfristet gæld | 417 | 442 | 952 | 891 | 911 | 1.369 | 2.437 | 3.027 | 3.136 | 3.409 |
| **Passiver i alt** | **1.536** | **2.032** | **2.452** | **2.756** | **2.987** | **4.639** | **6.783** | **7.966** | **9.269** | **11.055** |

| **Pengestrømsopgørelse i DKK mio.** | **1994** | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
|---|---|---|---|---|---|---|---|---|---|---|
| Pengestrømme fra driftsaktivitet | 192 | 103 | 276 | 407 | 681 | 836 | 1.153 | 1.704 | 1.293 | 1.900 |
| Pengestrømme fra investeringsaktivitet | (219) | (277) | (216) | (182) | (267) | (461) | (983) | (2.045) | (1.186) | (1.479) |
| Pengestrømme fra drifts- og investeringsaktivitet | (27) | (174) | 60 | 225 | 414 | 375 | 170 | (341) | 107 | 421 |
| Pengestrømme fra finansieringsaktivitet | 95 | 257 | 38 | (80) | (401) | 243 | (120) | (119) | (270) | 55 |
| Rentebærende nettolikviditet ultimo | 274 | 89 | 115 | 332 | 714 | 1.412 | 1.427 | 875 | 622 | 788 |

| **Nøgletal** | **1994** | **1995** | **1996** | **1997** | **1998** | **1999** | **2000** | **2001** | **2002** | **2003** |
|---|---|---|---|---|---|---|---|---|---|---|
| Overskudsgrad (%) | 13,0 | 12,1 | 14,5 | 15,8 | 11,0 | 16,6 | 17,9 | 23,9 | 24,9 | 21,4 |
| Afkastningsgrad (%) | 20,2 | 24,0 | 24,1 | 26,3 | 24,9 | 42,2 | 43,0 | 47,8 | 48,1 | 36,9 |
| Egenkapitalforrentning (%) | 12,9 | 16,2 | 20,6 | 20,0 | 17,6 | 28,1 | 29,5 | 30,9 | 24,1 | 21,6 |
| Forsknings- og udviklingsomkostninger i % af omsætning | 14,1 | 13,9 | 14,4 | 16,4 | 19,4 | 20,7 | 25,2 | 20,1 | 16,6 | 19,4 |
| Egenkapitalandel (%) | 57,5 | 51,1 | 51,1 | 55,5 | 59,8 | 62,8 | 55,4 | 59,5 | 62,8 | 62,5 |

| Nøgletal - fortsat | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Arbejdende kapital (DKK mio.) | 1.084 | 1.507 | 1.798 | 2.003 | 1.894 | 2.943 | 3.859 | 4.903 | 6.073 | 7.468 |
| Formuens omsætningshastighed (%) | 87,0 | 91,0 | 94,8 | 95,7 | 107,1 | 86,0 | 82,9 | 96,1 | 102,4 | 89,9 |
| Materielle anlægsinvesteringer, brutto (DKK mio.) | 210 | 267 | 206 | 165 | 257 | 335 | 714 | 975 | 784 | 962 |
| Immaterielle anlægsinvesteringer, brutto (DKK mio.) | 8 | 17 | 18 | 23 | 15 | 40 | 238 | 908 | 270 | 913 |
| Finansielle anlægsinvesteringer, brutto (DKK mio.) | 4 | 22 | 3 | 7 | 6 | 96 | 109 | 140 | 139 | 42 |
| Gennemsnitligt antal ansatte | 1.205 | 1.545 | 1.829 | 2.003 | 2.286 | 2.653 | 3.002 | 3.560 | 4.534 | 5.223 |

| Aktiedata | 1994 | 1995 | 1996 | 1997 | 1998 | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|---|---|---|---|---|
| Gennemsnitligt antal aktier (mio. stk.)* | 220,0 | 220,0 | 220,0 | 220,0 | 220,0 | 227,2 | 233,2 | 233,2 | 233,5 | 233,7 |
| Resultat pr. aktie (EPS) (DKK)* | 0,49 | 0,70 | 1,07 | 1,26 | 1,32 | 2,88 | 4,22 | 5,62 | 5,44 | 5,89 |
| Foreslået udbytte pr. aktie (DKK)* | - | 0,10 | - | 0,16 | 0,20 | 0,56 | 0,85 | 1,14 | 1,14 | 1,77 |
| Cashflow pr. aktie (DKK)* | 0,87 | 0,47 | 1,25 | 1,84 | 3,08 | 3,67 | 4,94 | 7,30 | 5,54 | 8,13 |
| Indre værdi pr. aktie (DKK)* | 4,00 | 4,70 | 5,67 | 6,93 | 8,09 | 12,49 | 16,12 | 20,34 | 24,90 | 29,58 |
| Markedsværdi (DKK mio.) | - | - | - | - | - | 17.251 | 45.551 | 49.105 | 43.534 | 23.098 |
| Price/Earnings (DKK) | - | - | - | - | - | 25,71 | 46,32 | 37,50 | 34,26 | 16,77 |
| Price/Cashflow (DKK) | - | - | - | - | - | 20,15 | 39,56 | 28,86 | 33,63 | 12,16 |
| Kurs/Indre værdi (DKK) | - | - | - | - | - | 5,93 | 12,14 | 10,37 | 7,48 | 3,34 |

*) Beregning er baseret på en aktiestørrelse på nom. DKK 5 pr. aktie.

**Definitioner:**

| | |
|---|---|
| Rentebærende nettolikviditet | Likvide beholdninger og værdipapirer – beholdning af egne aktier – rentebærende gæld |
| Overskudsgrad** | (Resultat af primær drift / nettoomsætning) x 100 |
| Afkastningsgrad** | ((Resultat af primær drift + finansielle indtægter) / gennemsnitlig arbejdende kapital) x 100 |
| Egenkapital forrentning** | (Resultat efter skat og minoritetsandele / gennemsnitlig egenkapital ekskl. minoritetsinteresser) x 100 |
| Egenkapitalandel** | (Egenkapital ekskl. minoritetsinteresser ultimo / passiver ultimo) x 100 |
| Arbejdende kapital** | Passiver i alt – ikke-rentebærende passiver |
| Formuens omsætningshastighed | (Nettoomsætning / samlede aktiver ultimo) x 100 |
| Resultat pr. aktie (EPS)** | Resultat efter skat og minoritetsandele / gennemsnitligt antal aktier |
| Udbytte pr. aktie** | (Udbytteprocent x aktiens pålydende værdi) / 100 |
| Cashflow pr. aktie** | Cashflow fra driftsaktivitet / gennemsnitligt antal aktier |
| Indre værdi pr. aktie** | Egenkapital ekskl. minoritetsinteresser ultimo / antal aktier ultimo året |
| Markedsværdi | Samlet antal aktier ultimo x den officielle slutkurs på Københavns Fondsbørs ultimo året |
| Price/Earnings** | Den officielle slutkurs på Københavns Fondsbørs ultimo året / årets resultat pr. aktie |
| Price/Cashflow** | Den officielle slutkurs på Københavns Fondsbørs ultimo året / cashflow pr. aktie |
| Kurs/Indre værdi** | Den officielle slutkurs på Københavns Fondsbørs / egenkapital pr. aktie ultimo året |

**) Definitioner ifølge Dansk Finansanalytikerforenings "Anbefalinger & Nøgletal 1997" (4. rev. udgave)

# Regnskabsberetning

Årsrapporten for H. Lundbeck A/S er aflagt i overensstemmelse med årsregnskabslovens bestemmelser for klasse-D-virksomheder, International Financial Reporting Standards (IFRS), danske regnskabsvejledninger samt de krav, som Københavns Fondsbørs i øvrigt stiller til regnskabsaflæggelse for børsnoterede selskaber.

Ved regnskabsaflæggelsen følges de IFRS-standarder og -fortolkninger, som er gældende for regnskabsåret 2003.

Koncern- og årsregnskabet er aflagt efter samme regnskabspraksis som sidste år.

### Omsætning

Lundbecks omsætning steg med 5% til DKK 9.941 mio. i 2003 fra DKK 9.488 mio. i 2002. Opgjort i lokale valutaer steg omsætningen med 9% i forhold til 2002.

**Omsætning**


DKK mio.
Cipralex®/Lexapro™
Cipramil®/Celexa™
Øvrige antidepressiva
Ebixa®
Antipsykotika
Anden omsætning
10.000
8.000
6.000
4.000
2.000
0
1999
2000
2001
2002
2003

Cipralex® blev i 2003 introduceret på 32 markeder, og produktet var således ved årets udgang markedsført på 43 markeder. Salget af Cipralex® udgjorde i 2003 DKK 645 mio. mod DKK 78 mio. i 2002.

Salget af Cipramil® uden for USA faldt i 2003 med 16% til DKK 4.340 mio. Salget var især påvirket af den stigende konkurrence fra generiske produkter på markederne i Norden, Storbritannien, Tyskland, Frankrig og Australien, hvor selskabet har tabt betydelige markedsandele. En række markeder, herunder specielt Canada, Tyrkiet og Italien, har i 2003 haft et stigende salg af Cipramil® i forhold til 2002.

Lundbecks indtægter fra salg af Lexapro™ i USA udgjorde DKK 1.928 mio. i 2003 mod DKK 777 mio. i 2002 svarende til en stigning på 148%. Forest Laboratories, Inc. opnåede i 2003 et salg af Lexapro™ på USD 879 mio. mod USD 103 mio. i 2002.

Lundbecks indtægter fra salget af Celexa™ i USA udgjorde i 2003 DKK 1.725 mio. svarende til et fald på 27% i forhold til sidste år. Den faldende indtægt skyldes lanceringen af Lexapro™, efterfølgeren til Celexa™. Forest har ikke aktivt markedsført Celexa™ siden lanceringen af Lexapro™ i september 2002. Forest opnåede i 2003 et salg af Celexa™ på USD 1.185 mio. mod USD 1.422 mio. i 2002.

Indtægter fra salg af citalopram og escitalopram til Forest indtægtsføres på en sådan måde, at den mængde citalopram og escitalopram, som indgår i Forests varebeholdninger, kun indgår i Lundbecks indtægter med den aftalte minimumspris.

**Omsætning fordelt på produktgrupper i 2003**


Cipramil®
Celexa™
Cipralex®
Lexapro™
Øvrige antidepressiva
Ebixa®
Antipsykotika
Anden omsætning
5%
3%
3%
3%
19%
6%
17%
44%

**Omsætning fordelt på produktgrupper i 2002**


Cipramil®
Celexa™
Cipralex®
Lexapro™
Øvrige antidepressiva
Antipsykotika
Anden omsætning
6%
3%
3%
8%
1%
25%
54%

Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger udgjorde ved udgangen af 2003 DKK 1.748 mio. mod DKK 1.050 mio. ved udgangen af 2002.

Der henvises til afsnittet vedrørende regnskabsmæssig behandling af indtægter fra Forest på side 51.

Lundbecks salg af Ebixa® udgjorde DKK 286 mio. i 2003 mod DKK 29 mio. i 2002. De store europæiske markeder Frankrig, Tyskland, Storbritannien og Spanien har bidraget væsentligt til væksten i 2003. Ved udgangen af 2003 var Ebixa® lanceret på 21 markeder.

Salget af øvrige antidepressiva og antipsykotika udgjorde i 2003 DKK 755 mio., hvilket svarer til et fald på 8% eller DKK 62 mio. i forhold til 2002.

Lundbecks øvrige omsætning steg i 2003 med 18% til DKK 264 mio.

Lundbecks politik vedrørende valutahedging betyder, at valutakurstab og -gevinster på sikringstransaktioner henføres direkte til den transaktion, der er sikret. Sikring af selskabets valutaindtægter medfører, at disse reelt indregnes i regnskabet til terminskurserne. Dette har en resultateffekt på DKK 340 mio. mod DKK 122 mio. i 2002, i forhold til at indtægterne var indregnet til periodens aktuelle kurser. Af den totale påvirkning hidrører DKK 352 mio. mod DKK 109 mio. i 2002 fra sikring af USD, som er henført til indtægterne fra salget af Celexa™ og Lexapro™.

Ved udgangen af 2003 var der indgået valutaterminskontrakter til dækning af valutapengestrømme i 2004, primært i EUR og USD, der modsvarer en værdi af ca. DKK 3,6 mia., hvoraf DKK 2,4 mia. behandles som hedgingkontrakter og DKK 1,2 mia. som tradingkontrakter. De gennemsnitlige terminssikringskurser ved udgangen af 2003 udgjorde EUR 748,06 og USD 682,79. Udskudt resultatføring af valutagevinster, netto, udgjorde DKK 200 mio. pr. 31. december 2003 mod DKK 211 mio. pr. 31. december 2002.

Såfremt valutakurserne på tidspunktet for realiseringen af den underliggende transaktion for disse kurskontrakter er på samme niveau som ved udgangen af 2003, vil de fremtidige indtægter blive positivt påvirket med de nævnte DKK 200 mio.

### Omkostninger

Lundbecks samlede omkostninger eksklusive finansielle poster og skat udgjorde i 2003 DKK 7.809 mio. svarende til en stigning i forhold til 2002 på 10%. Stigningen i omkostningerne skyldes primært stigende forsknings- og udviklingsomkostninger.

I 2003 er der endvidere medtaget en omkostning på i alt DKK 287 mio., der dels dækker medarbejderfratrædelser i forbindelse med den reduktion af medarbejderstyrken på ca. 170 mennesker, der blev gennemført i efteråret 2003, dels en hensættelse til restrukturering og nedlukning af selskabets regionale salgs- og administrationskontorer. Endelig er der hensat et beløb til imødegåelse af eventuelle tab og omkostninger i forbindelse med selskabets forsvar af sine intellektuelle rettigheder. Af den samlede omkostning på DKK 287 mio. er DKK 222 mio. indregnet som en hensættelse i balancen, mens DKK 65 mio. er indregnet som gæld. Gældsposten vedrører primært et forlig indgået i december 2003 omkring forsvar af selskabets intellektuelle rettigheder.

**Geografisk fordeling af omsætningen i 2003**

- Storbritannien
- Frankrig
- Tyskland
- Spanien
- Italien
- Øvrige Europa
- USA
- Canada
- Øvrige verden


7%
6%
8%
8%
4%
3%
4%
37%
23%

**Geografisk fordeling af omsætningen i 2002**

- Storbritannien
- Frankrig
- Tyskland
- Spanien
- Italien
- Øvrige Europa
- USA
- Canada
- Øvrige verden


7%
9%
7%
8%
4%
3%
4%
33%
25%

# Regnskabsberetning

Produktionsomkostningerne faldt i 2003 med 3% til DKK 1.759 mio. Det lavere omkostningsniveau skyldes effektivisering af egne produktionsprocesser, herunder betydelig kapacitetsudnyttelse på selskabets syntesefabrik i Seal Sands, England, hvilket har medført øgede produktionsvolumener og lavere produktionsomkostninger. De øgede produktionsvolumener har i forhold til sidste år medført et fald i indkøb hos eksterne produktionssamarbejdspartnere.

Distributionsomkostningerne udgjorde i 2003 DKK 2.486 mio. Omkostningerne, der er på niveau med 2002, afspejler det fortsat høje aktivitetsniveau i den internationale salgs- og marketingsorganisation i forbindelse med introduktionen af Cipralex® og Ebixa®.

Administrationsomkostningerne steg med 23% til DKK 1.617 mio., hvilket primært skyldes ovennævnte omkostninger på DKK 287 mio. Korrigeres der herfor, er administrationsomkostningerne på niveau med 2002. Omkostningernes størrelse afspejler en fortsat udbygning af koncernens it- og kommunikationsinfrastruktur, herunder især ibrugtagning af selskabets SAP-system.

Forsknings- og udviklingsomkostningerne udgjorde i 2003 DKK 1.933 mio. mod DKK 1.573 mio. i 2002 svarende til en stigning på 23%. Den fortsatte udvikling af Lundbecks pipeline med gennemførelse af fase II-studier vedrørende CEP 1347 samt påbegyndelse af kliniske studier i fase III for bifeprunox og gaboxadol er en væsentlig årsag til de stigende omkostninger. Forsknings- og udviklingsomkostningerne udgjorde i 2003 19% af omsætningen mod 17% i 2002.

Afskrivninger, der er inkluderet i de enkelte omkostningsgrupper, udgjorde DKK 565 mio. i 2003 mod DKK 405 mio. i 2002. En væsentlig del af stigningen i afskrivningerne kan henføres til påbegyndte afskrivninger på selskabets SAP-system, afskrivning på produktionsfaciliteter i England, afskrivning på goodwill og andre immaterielle aktiver i forbindelse med købet af Synaptic Pharmaceutical Corporation i 2003 samt de seneste års stigende investeringsniveau.

**Resultat af ordinær drift i associeret selskab**
Lundbecks andel af resultatet i CF Pharma Gyógyszergyártó Kft., Ungarn, udgjorde i 2003 DKK -4 mio. før skat.

**Finansielle poster**
Koncernen havde i 2003 en finansiel nettoudgift på DKK 76 mio. mod DKK 286 mio. i 2002. Af nettoudgiften på DKK 76 mio. kan DKK 8 mio. henføres til nettorenteindtægter og kursreguleringer af obligationsbeholdningen.

Realiserede kurstab vedrørende andre kapitalandele eksklusive valutakursreguleringer udgjorde DKK 60 mio. Effekten skyldes hovedsageligt salget af aktierne i Cephalon, Inc., som har en resultateffekt på de finansielle poster i 2003 på DKK -67 mio. mod et urealiseret kurstab på DKK 291 mio. inklusive valutakursregulering i 2002.

Den samlede salgssum fra salget udgjorde USD 41 mio. svarende til DKK 277 mio. Lundbeck erhvervede i 1999 1 million aktier i Cephalon til USD 12 pr. aktie svarende til DKK 86 mio. Det betyder, at Lundbeck totalt set har realiseret en gevinst på DKK 191 mio. Det succesfulde forsknings- og udviklingssamarbejde med Cephalon omkring udviklingen af CEP 1347 fortsætter.

Urealiserede kurstab vedrørende andre kapitalandele eksklusive valutakursreguleringer udgjorde DKK 18 mio. mod et tab på DKK 24 mio. i 2002 eksklusive urealiseret kurstab på aktierne i Cephalon. Lundbecks andre kapitalandele bestod pr. 31. december 2003 væsentligst af en kapitalandel i Burrill Biotechnology Capital Fund K/S med en skønnet dagsværdi på DKK 89 mio. Årets værdiregulering af Burrillandelene udgjorde en udgift på DKK 40 mio. inklusive valutakursregulering. I 2003 har selskabet solgt aktier i Neurochem og Celgene Corp. (tidligere Anthrogenesis). Dette har haft en samlet positiv resultateffekt på de finansielle poster på DKK 7 mio.

Efter det valgte afdækningsprincip indregnes indtægter og omkostninger fra trading, det vil sige instrumenter, der ikke opfylder betingelserne for hedging, direkte under finansielle poster til markedsværdi.

Nettovalutaudgiften, der vedrører finansielle poster, udgjorde DKK 6 mio. mod DKK 29 mio. i 2002.

**Skat**
Årets skat udgjorde DKK 679 mio. mod DKK 805 mio. i 2002. Den effektive skatteprocent udgjorde 33,1% i forhold til 38,8% i 2002. Den væsentligste årsag til faldet i skatteprocenten er, at 2002 var påvirket af et ikke-fradragsberettiget urealiseret tab vedrørende selskabets beholdning af Cephalon-aktier.

Årets aktuelle skat inklusive regulering vedrørende tidligere år udgjorde DKK 883 mio. svarende til en effektiv skatteprocent på 43%, mens skat af egenkapitalposteringer udgjorde DKK 5 mio. Skatteprocenten i 2003 er påvirket af stigningen i forudbetalingen fra Forest.

### Årets resultat

*Lundbeck opnåede i 2003 et resultat af primær drift på* DKK 2.132 mio. svarende til et fald på 10% i forhold til 2002. Dette skal ses på baggrund af den faldende USD-kurs, som har haft væsentlig indvirkning på resultatet.

Resultat *før skat* faldt med 1% til DKK 2.053 mio., og resultat efter skat og minoritetsinteresser steg med 8% til DKK 1.377 mio.

Årets resultat pr. aktie steg med 8% til DKK 5,89 pr. aktie fra DKK 5,44 i 2002.

### Investeringer

Lundbecks bruttoinvesteringer udgjorde DKK 1.887 mio. i 2003 mod DKK 1.198 mio. i 2002. Stigningen skyldes købet af det amerikanske forskningsselskab Synaptic Pharmaceutical Corporation.

Materielle og immaterielle anlægsinvesteringer, brutto, er steget fra DKK 1.047 mio. i 2002 til DKK 1.079 mio. i 2003.

**Anlægsinvesteringer**



DKK mio.
%
Materielle anlægsaktiver
Immaterielle anlægsaktiver
Finansielle anlægsaktiver, netto
Investeringernes andel af netto-omsætningen i %
2.500
2.000
1.500
1.000
500
0
-500
30
24
18
12
6
0
1999
2000
2001
2002
2003


Investeringerne inden for produktionsområdet udgjorde DKK 591 mio. i 2003 mod DKK 480 mio. i 2002. De gennemførte investeringer i 2003 har primært været til færdiggørelse af den planlagte udvidelse af produktionskapaciteten for at sikre tilstrækkelig kapacitet til den fremtidige efterspørgsel af nuværende og fremtidige produkter. Der er i 2003 endvidere købt ejendomme omkring selskabets domicil i Valby.

I 2003 har der i lighed med tidligere år været store investeringer til udvidelse af forskningsfaciliteterne. I 2003 udgjorde investeringerne DKK 326 mio. mod DKK 277 mio. i 2002. Ultimo 2003 blev opførelsen af nye faciliteter til biologisk og toksikologisk forskning afsluttet *planmæssigt. De nye faciliteter blev taget i brug primo 2004.*

For at styrke Lundbecks position inden for forskning og udvikling på CNS-området og samtidig skabe en base for forsknings- og udviklingsaktiviteter i USA erhvervede Lundbeck i 2003 det amerikanske forskningsselskab Synaptic Pharmaceutical Corporation. Købsprisen var DKK 875 mio. inklusive likvider på DKK 108 mio. Af den samlede købspris udgør DKK 487 mio. erhvervelsen af patenter. Den opgjorte merværdi (goodwill) af købet i forhold til dagsværdien af overtagne aktiver og forpligtelser på erhvervelsestidspunktet udgør DKK 280 mio. Den årlige resultatpåvirkning af investeringen vil udgøre DKK 14 mio. i afskrivninger på goodwill samt DKK 27 mio. i afskrivninger på patenter. Goodwill afskrives over 20 år, mens patenter afskrives over den resterende patentperiode. Patenterne er i 2003 overdraget til H. Lundbeck A/S for i alt DKK 627 mio. inklusive resultaterne af årets forskningsindsats. Den koncerninterne avance på DKK 140 mio. ved overdragelsen er elimineret i koncernregnskabet.

Investeringer i andre kapitalandele og andre tilgodehavender, brutto, udgjorde i 2003 DKK 42 mio. mod DKK 139 mio. i 2002. Det høje niveau i 2002 skyldtes primært købet af en større ejerandel i C. F. Pharma. I 2003 er der investeret yderligere i Burill Biotechnology Capital Fund K/S, Nordic Biotech K/S samt i Privathospitalet Hamlet af 1994 A/S. Investeringerne er primært foretaget for at deltage i venture-kapitalinvesteringer samt for at investere i samarbejdspartnere.

Nettoinvesteringerne er i 2003 reduceret med DKK 409 mio. vedrørende salg af anlægsaktiver. Heraf udgør salgssummen for selskabets aktier i Cephalon DKK 277 mio.

### Kapitalandele

I Lundbecks balance indgår der under andre kapitalandele strategiske investeringer i amerikanske ventureselskaber og danske og udenlandske samarbejdspartnere. Kapitalandelene er målt til børskurs eller *skønnet dagsværdi, jf. omtalen under "Anvendt regnskabspraksis".*

Børsværdi eller skønnet dagsværdi af Lundbecks andre kapitalandele udgjorde pr. 31. december 2003 DKK 132 mio. Heraf udgjorde investeringen i Burrill Biotechnology Capital Fund K/S DKK 89 mio. Pr. 31. december 2002 udgjorde børsværdien eller den skønnede dagsværdi af øvrige kapitalandele DKK 527 mio. Faldet skyldes primært Lundbecks salg af aktierne i Cephalon, jf. omtalen under "Finansielle poster".

I 2003 solgte Lundbeck sine aktier i Neurochem og Celgene Corp. for i alt DKK 33 mio.

# Regnskabsberetning

**Pengestrømme**

Lundbecks pengestrømme fra driftsaktiviteter udgjorde DKK 1.900 mio. i 2003 mod DKK 1.293 mio. i 2002. Stigningen i likviditetsbidraget fra driften skyldes væsentligst en positiv udvikling i driftskapitalen i 2003 som følge af stigende forudbetalinger fra Forest samt en lavere stigning i tilgodehavender i forhold til 2002.

Lundbecks pengestrømme fra investeringsaktiviteter udgjorde DKK -1.479 mio. i 2003 mod DKK -1.187 mio. i 2002. Investeringer i materielle og immaterielle anlægsaktiver udgjorde netto DKK 986 mio., hvilket er på niveau med 2002. Købet af Synaptic belastede årets pengestrømme med DKK -767 mio., mens salget af aktierne i Cephalon påvirkede årets pengestrømme med DKK 277 mio.

Det fri cashflow udviklede sig positivt og udgjorde DKK 421 mio. i 2003 mod DKK 107 mio. i 2002.

**Pengestrømme**



DKK mio.
Pengestrømme fra driftsaktivitet
Pengestrømme fra investeringsaktivitet
Pengestrømme fra drifts- og investerings-aktivitet (frit cashflow)
2.000
1.600
1.200
800
400
0
-400
-800
-1.200
-1.600
-2.000
1999
2000
2001
2002
2003


Pengestrømme fra finansieringsaktiviteter udgjorde netto DKK 55 mio. mod DKK -270 mio. i 2002 efter udbetalt udbytte vedrørende 2002 på DKK -264 mio. samt en stigning i den rentebærende gæld på DKK 322 mio.

Lundbecks rentebærende nettolikviditet (selskabets beholdning af likvider og værdipapirer med fradrag af rentebærende gæld) udgjorde ved udgangen af 2003 DKK 788 mio. mod DKK 622 mio. ved udgangen af 2002. Foruden den rentebærende nettolikviditet har Lundbeck uudnyttede garanterede kreditfaciliteter på DKK 2,7 mia. mod DKK 1,8 mia. i 2002.

Lundbecks totale likviditetsberedskab pr. 31. december 2003 fremgår af oversigten nedenfor.

**Likviditetsberedskab**

| | 2003 DKK mio. | 2002 DKK mio. |
|---|---|---|
| Likvide beholdninger | 524 | 388 |
| Værdipapirer | 810 | 473 |
| Rentebærende gæld | (546) | (239) |
| **Rentebærende nettolikviditet** | **788** | **622** |
| Uudnyttede kreditfaciliteter | 2.694 | 1.751 |
| **Likviditetsberedskab 31. december 2003** | **3.482** | **2.373** |

Uudnyttede kreditfaciliteter består af trækningsretter på koncernens pengeinstitutter (kassekreditter) samt garanterede lånetilsagn.

**Egenkapital**

Egenkapitalen steg til DKK 6.914 mio. ved udgangen af 2003 svarende til 62,5% af de samlede aktiver mod 62,8% i 2002.

Udviklingen i egenkapitalen fremgår af nedenstående oversigt.

**Udvikling i egenkapitalen**

| | 2003 DKK mio. | 2002 DKK mio. |
|---|---|---|
| **Egenkapital 1. januar** | **5.821** | **4.742** |
| Aktieemission til medarbejdere | - | 52 |
| Udloddet udbytte | (264) | (263) |
| Tilgang, udskudt kursgevinst på hedgingkontrakter | 383 | 341 |
| Afgang, realiseret kursgevinst vedrørende sikrede transaktioner overført til omsætningen og balancen | (394) | (155) |
| Kursregulering, associerede virksomheder | (11) | 5 |
| Provenu køb/salg af egne aktier | 5 | (25) |
| Betalt optionspræmie vedrørende egne aktier | - | (105) |
| Udbetalinger vedrørende aktiebaserede ordninger | (8) | (18) |
| Skat af årets egenkapitalposteringer | 5 | (22) |
| Periodens resultat | 1.377 | 1.269 |
| **Egenkapital 31. december** | **6.914** | **5.821** |

| Udskudt resultatføring af valutagevinster/-tab ført på egenkapitalen | | |
|---|---|---|
| | 2003<br>DKK mio. | 2002<br>DKK mio. |
| 1. januar | 211 | 25 |
| Tilgang, udskudt kursgevinst på hedgingkontrakter | 383 | 341 |
| Afgang, realiseret kursgevinst vedrørende sikrede transaktioner overført til omsætningen og balancen | (394) | (155) |
| 31. december | 200 | 211 |

Af årets resultat foreslår bestyrelsen, at der udbetales et udbytte på DKK 1,77 pr. aktie svarende til DKK 414 mio. eller 30% af årets resultat. Egenkapitalen eksklusive det foreslåede udbytte udgør herefter DKK 6.500 mio.

Egenkapitalforrentningen udgjorde 21,6% i 2003 mod 24,1% i 2002.

**Regnskabsmæssig behandling af indtægter fra Forest**
Indtægter fra salg af citalopram og escitalopram til Forest udgjorde DKK 3.653 mio. svarende til 36% af Lundbecks samlede omsætning.

I 2003 har selskabet modtaget betalinger fra Forest svarende til et cashflow på DKK 3.850 mio.

Faktureringsprisen aftales mellem Forest og Lundbeck ved indgangen til hvert kalenderår. Prisen kalkuleres på grundlag af forventninger til det kommende års udvikling i de elementer, der indgår i den kontraktligt aftalte royaltyberegning. Disse elementer er: Forests nettosalgspriser, mængder anvendt i solgte varer, mængder anvendt i vareprøver, mængder som går til spilde under forarbejdningen samt fordelingen af færdigvarer på forskellige doser.

Ved udgangen af hvert kvartal reguleres det fakturerede beløb i henhold til den faktiske størrelse af de elementer, der indgår i den kontraktligt aftalte royaltyberegning. Eventuelle differencer mellem den kalkulerede og den endelige pris udlignes ved afregning mellem Forest og Lundbeck.

Ifølge kontrakten med Forest er Lundbeck garanteret en minimumspris. Garantien betyder, at Lundbeck vil være sikret en minimumsindtægt, selv i en situation hvor Forests nettosalgspris reduceres markant. Samtidig betyder det, at såfremt salget af Celexa™ og Lexapro™ helt skulle ophøre, vil Lundbeck være sikret en minimumsindtægt for de varemængder, som Forest på dette tidspunkt måtte have på lager.

Indtægter fra salg af citalopram og escitalopram til Forest indtægtsføres på følgende måde:

- Ved salg af både citalopram og escitalopram faktureres den aftalte pris, men kun den kontraktlige minimumspris indtægtsføres på leveringstidspunktet.
- Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger optages som forudbetaling i balancen.
- Efter hvert kvartal opgøres den endelige kontraktlige afregningspris. Forskellen mellem den tidligere indtægtsførte minimumspris og den endeligt beregnede afregningspris indtægtsføres. Samtidig reduceres forudbetalingen.

Dette betyder, at den mængde citalopram og escitalopram, som indgår i Forests varebeholdninger, kun indgår i Lundbecks indtægter med minimumsprisen.

Forskellen mellem den fakturerede pris og minimumsprisen på Forests varebeholdninger udgjorde ved udgangen af 2003 DKK 1.748 mio. mod DKK 1.050 mio. ved udgangen af 2002.

Lundbeck følger udviklingen i Forests lagre og nettosalgspris nøje og vurderer løbende risikoen for, at prisreguleringsklausulen og hermed tilbagebetaling af forudbetalingen bliver aktuel.

Der vurderes fortsat ikke at være nogen risiko for, at prisreguleringsklausulen og hermed tilbagebetaling vil blive aktuel.

**Incitamentsordninger**
I 1999 introducerede Lundbeck en aktieoptionsordning for selskabets direktion og en række nøglemedarbejdere, en medarbejderaktieordning for medarbejderne i de danske selskaber og en aktiekursbaseret ordning for medarbejderne i de udenlandske selskaber. Hertil kommer, at der i 2002 blev implementeret en ny og bredere aktieoptionsordning, et medarbejderaktieprogram i danske virksomheder samt en aktiekursbaseret ordning for medarbejdere i udenlandske dattervirksomheder.

I 2003 besluttede bestyrelsen i Lundbeck i overensstemmelse med den på selskabets generalforsamling i april 2003 givne bemyndigelse, at der i 2004 tildeles i alt 2.700.000 tegningsoptioner (warrants) til selskabets direktion og en række nøglemedarbejdere i selskabet og dets ikke-amerikanske datterselskaber. Hertil kommer, at der for nøglemedarbejdere i koncernens amerikanske selskaber i 2004 vil blive etableret et Stock Appreciation Rights (SAR) program, hvor vilkår og tildeling vil svare til betingelserne i tegningsoptionsprogrammet. Der vil maksimalt kunne tildeles et antal SAR, der modsvarer 300.000 tegningsoptioner. Disse incitamentsordninger har ingen regnskabsmæssig effekt i 2003.

Markedsværdien af de i 2003 introducerede tegningsoptioner/SAR er opgjort ud fra Black & Scholes-formlen og er baseret på en volatilitet for Lundbeck-aktien på 44%, en udbytteprocent på 1%, en risikofri rente på 2,5% samt en gennemsnitlig periode på 27,5 måneder. Ud fra disse forudsætninger er markedsværdien opgjort til ca. DKK 23 pr. tegningsoption/SAR, baseret på aktiekursen for H. Lundbeck A/S (alle handler) pr. 8. december 2003. Markedsværdien af begge ordninger svarer således til en værdi af DKK 69,5 mio.

Bestyrelsen er ikke omfattet af optionsordningerne.

Tabellen på side 53 specificerer incitamentsordningerne fordelt på personkredse.

*Aktieoptionsordning for selskabets direktion og nøglemedarbejdere (1999-ordningen)*

Selskabet har fået bemyndigelse til at tildele 2.000.000 optioner a DKK 5. Pr. 31. december 2003 er der tildelt 1.920.364 optioner, hvilket er uforandret i forhold til 31. december 2002. Ordningen omfatter 48 medarbejdere i ind- og udland. Efter eksekvering af 213.900 optioner i 2003 svarende til 21% af det eksekverbare antal udestod der 785.400 optioner pr. 31. december 2003.

*Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (1999-ordningen)*

Lundbecks medarbejdere i udenlandske dattervirksomheder blev i 1999 tilbudt en aktiekursbaseret ordning, der afspejlede den danske medarbejderaktieordning. Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 422.575 aktier pr. 31. december 2003.

*Aktieoptionsordning for selskabets direktion og nøglemedarbejdere (2002-ordningen)*

Selskabet har fået bemyndigelse til at tildele 2.500.000 optioner a DKK 5. Pr. 31. december 2003 er der tildelt 2.360.439 optioner. Ordningen omfatter 950 medarbejdere i ind- og udland. Der er ikke eksekveret optioner i 2003. Der udestod således 2.360.439 optioner pr. 31. december 2003.

*Aktiekursbaseret ordning for medarbejdere i udenlandske selskaber (2002-ordningen)*

Lundbecks medarbejdere i størsteparten af de udenlandske dattervirksomheder blev i 2002 tilbudt en aktiekursbaseret ordning efter samme principper som for udbuddet af medarbejderaktier i 2002. Som følge af betingelserne vedrørende ordningen svarede værdien af ordningen inklusive tilknyttede sociale udgifter til 344.260 aktier pr. 31. december 2003.

*Afdækning af forpligtelser vedrørende incitamentsordninger*

Til sikring og gennemførelse af 1999-ordningerne erhvervede selskabet 2.740.000 stk. egne aktier til en samlet anskaffelsessum på DKK 137,9 mio. Beholdningen af egne aktier udgjorde pr. 31. december 2003 2.284.957 stk.

Optionsordningen fra marts 2002 er afdækket ved hjælp af en optionsforretning indgået med Lundbeckfondens Investeringsselskab A/S (LFI A/S), der giver selskabet ret til at købe op til 2.500.000 aktier fra LFI A/S.

*Markedsværdi af optionsordningerne (1999- og 2002-ordningerne)*

Markedsværdien af de tildelte optioner er opgjort ud fra Black & Scholes-formlen og er baseret på en volatilitet for Lundbeck-aktien på 44%, en udbyttesats på 1% samt en risikofri rente på 2,5%. Ud fra disse forudsætninger er markedsværdien af 1999-ordningen opgjort til DKK 15,35 pr. option og markedsværdien af 2002-ordningen til DKK 0,06 pr. option baseret på aktiekursen for H. Lundbeck A/S pr. 31. december 2003.

*Regnskabsmæssig behandling af incitamentsordningerne (1999- og 2002-ordningerne)*

Forpligtelsen vedrørende incitamentsordningerne udgjorde pr. 31. december 2003 DKK 58 mio. mod DKK 260 mio. pr. 31. december 2002. Denne forpligtelse vil udløse et skattefradrag på udbetalingstidspunktet svarende til DKK 15 mio. mod DKK 56 mio. i 2002.

Forpligtelsen er opgjort, som om optionerne kunne være udnyttet pr. 31. december 2003 og medtages ikke i balancen pr. 31. december 2003.

Udbetalinger og udnyttelse med aktielevering vedrørende disse ordninger føres på egenkapitalen. Udnyttelsesperioden for aktieoptionsordningerne løber til 1. september 2004.

| Forpligtelse, 1999-ordningerne | Direktion | Ledende medarbejdere | Øvrige medarbejdere | Ikke tildelte optioner | Optioner i alt | Kurs DKK | Forpligtelse DKKmio. |
|---|---|---|---|---|---|---|---|
| Aktieoptioner til direktion og en række nøglemedarbejdere: | | | | | | | |
| Forpligtelse 31. december 2002 | 80.000 | 643.296 | 276.004 | 79.636 | 1.078.936 | 106,71 | 115,1 |
| Udnyttede optioner i 2003 | (5.000) | (68.000) | (140.900) | - | (213.900) | | |
| Afgang og flytning 2003 | 168.688 | (168.688) | - | - | - | | |
| Børsværdi 31. december 2003 | 243.688 | 406.608 | 135.104 | 79.636 | 865.036 | 98,82 | 85,5 |
| Udnyttelseskurs 31. december 2003 | | | | | 865.036 | (90,73) | (78,5) |
| Forpligtelse 31. december 2003 | 243.688 | 406.608 | 135.104 | 79.636 | 865.036 | 8,09 | 7,0 |
| Forpligtelse vedrørende medarbejdere i udenlandske dattervirksomheder: | | | | | | | |
| Forpligtelse 31. december 2002 | | 27.800 | 442.300 | | 470.100 | 206,34 | 97,0 |
| Afgang og flytning 2003 | | (1.900) | (45.625) | | (47.525) | | |
| Børsværdi 31. december 2003 | | 25.900 | 396.675 | | 422.575 | 98,82 | 41,8 |
| Favørkurs | | | | | | (13,13) | (5,5) |
| Tillæg for afledte sociale omkostninger | | | | | | 17,04 | 7,2 |
| Forpligtelse 31. december 2003 | | 25.900 | 396.675 | | 422.575 | 102,73 | 43,4 |
| **Forpligtelse 31. december 2003 (1999-ordningerne)** | **243.688** | **432.508** | **531.779** | **79.636** | **1.287.611** | | **50,4** |

**Forpligtelse, 2002-ordningerne:**

| | | | | | | | |
|---|---|---|---|---|---|---|---|
| Aktieoptioner til direktion og en række nøglemedarbejdere: | | | | | | | |
| Forpligtelse 31. december 2002 | 71.000 | 266.800 | 2.014.639 | 147.561 | 2.500.000 | (37,62) | - |
| Tildelte optioner i 2003 | - | - | 8.000 | (8.000) | - | | |
| Afgang og flytning 2003 | 32.000 | (22.000) | (10.000) | - | - | | |
| Børsværdi 31. december 2003 | 103.000 | 244.800 | 2.012.639 | 139.561 | 2.500.000 | 98,82 | 247,1 |
| Udnyttelseskurs 31. december 2003 | | | | | 2.500.000 | (246,25) | (615,6) |
| Forpligtelse 31. december 2003 | 103.000 | 244.800 | 2.012.639 | 139.561 | 2.500.000 | (147,43) | - |
| Forpligtelse vedrørende medarbejdere i udenlandske dattervirksomheder: | | | | | | | |
| Forpligtelse 31. december 2002 | | 21.000 | 352.000 | | 373.000 | 129,22 | 48,2 |
| Afgang og flytning 2003 | | 1.280 | (30.020) | | (28.740) | | |
| Børsværdi 31. december 2003 | | 22.280 | 321.980 | | 344.260 | 98,82 | 34,0 |
| Favørkurs | | | | | | (81,00) | (27,9) |
| Tillæg for afledte sociale omkostninger | | | | | | 4,07 | 1,4 |
| Forpligtelse 31. december 2003 | | 22.280 | 321.980 | | 344.260 | 21,89 | 7,5 |
| **Forpligtelse 31. december 2003 (2002-ordningerne)** | **103.000** | **267.080** | **2.334.619** | **139.561** | **2.844.260** | | **7,5** |
| **Forpligtelser i alt vedrørende options- og udenlandsk ordning 31. december 2003** | **346.688** | **699.588** | **2.866.398** | **219.197** | **4.131.871** | | **57,9** |

| 2004-ordningerne | Direktion | Ledende medarbejdere | Øvrige medarbejdere | Ikke tildelte optioner | Optioner i alt | Kurs DKK |
|---|---|---|---|---|---|---|
| Tildelte tegningsoptioner (warrants) | 160.000 | 353.900 | 2.040.192 | 145.908 | 2.700.000 | 108,11 |
| Tildelte Stock Appreciation Rights til medarbejdere i amerikanske dattervirksomheder: | - | 18.400 | 126.750 | 154.850 | 300.000 | 108,11 |

| Værdi af egne aktier og optionsforretning | Antal aktier | Kurs DKK | Værdi af egne aktier DKK mio. |
|---|---|---|---|
| Beholdning 31. december 2002 | 2.364.436 | 186,25 | 440,4 |
| Solgte aktier | (79.479) | 66,65 | (5,2) |
| | 2.284.957 | | 435,2 |
| Værdiregulering til børskurs | 2.284.957 | | (209,4) |
| **Aktiebeholdning til børskurs 31. december 2003** | **2.284.957** | **98,82** | **225,8** |
| **Markedsværdi af optionsforretning 31. december 2003** | **2.500.000** | - | - |

Beholdningen af egne aktier, som er erhvervet til sikring og gennemførelse af incitamentsordningerne, er fratrukket egenkapitalen. Børsværdien pr. 31. december 2003 udgjorde DKK 226 mio. mod DKK 440 mio. pr. 31. december 2002. Der er ikke beregnet udskudt skat for aktierne, idet aktierne ikke forventes afhændet inden for 3 års ejertid.

En nærmere specifikation af ordningerne fordelt på personkredse fremgår af regnskabsnote 2.

### Medarbejdere

Det gennemsnitlige antal fuldtidsbeskæftigede medarbejdere udgjorde 5.223 i 2003 mod 4.534 medarbejdere i 2002. Stigningen i 2003 afspejler helårseffekten af ekspansionen i Lundbecks sælgerstab i 2002. Købet af Synaptic bidrager i 2003 med en tilgang på 110 medarbejdere. I oktober 2003 gennemførte Lundbeck en reduktion af medarbejderstaben i Danmark og Seal Sands, England, på i alt ca. 170 personer. Reduktionerne skyldes for størstedelens vedkommende en effektivisering af Lundbecks kemiske produktion, hvor en kombination af nye produktionsanlæg og -processer har medført et behov for færre medarbejdere.

Ved udgangen af 2003 var antallet af fuldtidsbeskæftigede medarbejdere 5.317 mod 5.129 medarbejdere ved udgangen af 2002.

### Aktionærer

LFI A/S, Vestagervej 17, 2900 Hellerup, som er 100% ejet af Lundbeckfonden, og The Capital Companies, Inc. har begge meddelt, at de ejer mere end 5% af aktiekapitalen. LFI A/S' ejerandel udgjorde ved udgangen af 2003 73,39%.

### Styring af finansielle risici

Det stigende cashflow i USD og andre ikke-europæiske valutaer er fortsat fra 2002. Denne udvikling forventes at fortsætte, hvilket vil medføre, at koncernens resultat og balance i højere grad end tidligere påvirkes af en række finansielle risici.

Lundbecks finansielle styring har som mål at minimere disse risici, herunder specielt valuta- og renterisici.

### Obligationsporteføljen og pengemarkedsindskud

Fondsstyringen i Lundbeck skal sikre, at koncernens likvide midler forrentes bedst muligt under hensyntagen til den valgte forsigtige risikoprofil.

For at minimere kreditrisici investerer Lundbeck udelukkende i likvide danske stats- og realkreditobligationer. Endvidere har Lundbeck kun pengemarkedsindskud i banker, som er godkendt i henhold til selskabets interne kreditvurderingspolitik for pengeinstitutter.

Selskabet havde i 2003 i gennemsnit placeret DKK 313 mio. i danske obligationer i forhold til 2002, hvor beløbet udgjorde DKK 285 mio. Den korrigerede varighed på beholdningen udgjorde pr. 31. december 2003 2,7 år.

I gennemsnit var der i 2003 placeret DKK 165 mio. på pengemarkedsindskud. Det tilsvarende tal for 2002 var DKK 160 mio.

Afkastet på obligationsbeholdningen og af pengemarkedsindskuddene var i 2003 DKK 21 mio. svarende til en forrentning på 4,5% p.a. Lundbecks sammenligningsgrundlag (benchmark) i 2003 var en obligationsportefølje med en varighed på to år. Afkastet på benchmarkporteføljen var i 2003 3,3% p.a.

Koncernens renterisiko på obligationsporteføljen kunne pr. 31. december 2003 opgøres til ca. DKK 22 mio. ved en rentestigning på 1 procentpoint. Renterisikoen er forøget fra ca. DKK 12 mio. ultimo 2002, hvilket er forårsaget af en forøgelse af ultimoporteføljen fra 2002 til 2003 samt en mindre stigning i den korrigerede varighed på denne beholdning.

Selskabets likvide midler og obligationer pr. 31. december 2003 udgjorde DKK 1.334 mio. i forhold til DKK 861 mio. ved udgangen af 2002.

**Låneporteføljen**

Lundbeck har en række lånefaciliteter og lånetilsagn, som løbende vurderes, og som sammenlagt med den likvide beholdning og obligationsporteføljen udgør Lundbecks kortsigtede finansielle beredskab.

Koncernens låntagning har udvist sæsonmæssige svingninger i 2003 og er forøget som følge af et prioritetslån optaget til delvis betaling for købet af Synaptic i USA. Den samlede låntagning udgjorde ved udgangen af 2003 DKK 546 mio. mod DKK 239 mio. ved udgangen af 2002.

Lundbeck har i 2003 forøget de garanterede lånetilsagn. Pr. 31. december 2003 består de af en uopsigelig 364-dages kreditfacilitet på DKK 1.000 mio. tillige med et eksisterende realkreditlånetilsagn på DKK 600 mio., bestående af DKK 125 mio. som 10-årige stående lån med 20-årig refinansiering og DKK 475 mio. som 20-årige annuitetslån, samt et fra kreditgivers side uopsigeligt blankotilsagn på DKK 750 mio. gældende for en 7-årig periode. Lånetilsagnene fornys løbende efter behov.

**Valutarisici**

Valutastyringen foretages centralt i moderselskabet. Selskabet søger at sikre koncernens forventede pengestrømme for den til enhver tid kommende 12-måneders periode.

Styringen foretages med fokus på risikominimering og følger den bestyrelsesgodkendte valutapolitik. Sikringen består dels af en fast minimumsafdækning, dels af en variabel del. Den faste del afdækkes ved terminskontrakter, der klassificeres som og opfylder de regnskabsmæssige betingelser for sikring (hedging) af fremtidige pengestrømme. Ændringer i dagsværdi på disse kontrakter indregnes løbende på egenkapitalen og overføres fra egenkapitalen ved realisation af den sikrede pengestrøm og indregnes i samme regnskabspost som denne.

Den variable del, der afdækkes dels ved terminskontrakter, dels ved optionskontrakter, anvendes til kortsigtede afdækninger af den resterende valutaeksponering. Disse kontrakter (trading) klassificeres ikke som sikringskontrakter, og ændringer i dagsværdi føres løbende som finansielle poster.

Selskabets USD-indtægter stammer primært fra faktureringer til Forest. I henhold til koncernens regnskabspraksis indtægtsføres den garanterede minimumspris på faktureringstidspunktet, og den overskydende del optages i balancen som forudbetaling. Forudbetalingen samt eventuel restafregning indtægtsføres efterfølgende i takt med Forests videresalg.

Indtægter og omkostninger på sikringskontrakter vedrørende den del af de sikrede pengestrømme, der omfatter minimumspris og restafregning, indregnes i omsætningen, når disse realiseres og indtægtsføres. Indtægter og omkostninger på sikringskontrakter vedrørende den del af de sikrede pengestrømme, der omfatter forudbetaling, optages i balancen sammen med forudbetalingen og indregnes efterfølgende i resultatopgørelsen, når forudbetalingen indtægtsføres. Pr. 31. december 2003 udgjorde dette beløb en kursgevinst på DKK 86 mio., der er ført sammen med forudbetalingen. Ved udgangen af 2002 var kursgevinsten DKK 33 mio.

Den løbende afdækning af nettovalutastrømmene bevirker, at en faldende valutakurs ikke rammer selskabet på kort sigt. Selskabet vil omvendt ikke kunne drage fuld nytte af en stigende valutakurs på kort sigt.

# Regnskabsberetning

Ved udgangen af 2003 var ca. 88% af koncernens budgetterede nettovalutastrømme for 2004 afdækket ved hjælp af trading- og terminsforretninger. Pr. 31. december 2003 var der ingen afdækning i form af optionsforretninger.

Valutasammensætningen af H. Lundbeck A/S' og danske dattervirksomheders omsætning ændrer sig fortsat. Af diagrammet nedenfor fremgår det, at selskabernes indgående pengestrømme i USD og andre ikke-europæiske valutaer udgjorde 60% i 2003. I 2002 var den tilsvarende andel 59%. Eksponeringen i USD er fortsat høj, men påvirkes af den faldende USD-kurs.

Lundbecks valutakursindeks, som er udtryk for Lundbecks konkurrenceevne på lang sigt, er i 2003 faldet med 9,7%. Dette fald skyldes primært USD. Valutakursindekset beregnes som det reciprokke kronekursindeks vægtet med dattervirksomheders og samhandelspartneres forventede andele af omsætningen. Indekset rebalanceres årligt, således at ændringer i den valutamæssige fordeling af omsætningen afspejles.

Ændringerne i indekstallene, som kan aflæses på nedenstående graf, er et tilnærmet udtryk for, hvor meget omsætningen ville have været påvirket af valutakursændringer, hvis der ikke var foretaget valutasikring.

**Valutakursindeks** Indeks 1988 = 100



120
115
110
105
100
95
90
88 88 89 90 91 92 93 94 95 96 97 98 99 00 01 02 03


**Valutaindgang realiseret i 2003**



EUR
Øvrige europæiske valutaer
USD og andre ikke-europæiske valutaer
20%
20%
60%


**Valutaindgang realiseret i 2002**



EUR
Øvrige europæiske valutaer
USD og andre ikke-europæiske valutaer
21%
20%
59%

# Anvendt regnskabspraksis

Årsrapporten for H. Lundbeck A/S er aflagt i overensstemmelse med årsregnskabslovens bestemmelser for klasse-D-virksomheder, International Financial Reporting Standards (IFRS), danske regnskabsvejledninger samt de krav, som Københavns Fondsbørs i øvrigt stiller til regnskabsaflæggelse for børsnoterede selskaber.

Ved regnskabsaflæggelsen følges de IFRS-standarder og -fortolkninger, som er gældende for regnskabsåret 2002.

Visse af de i IFRS krævede oplysninger er det fundet mere læsevenligt at medtage i regnskabsberetningen, der betragtes som en integreret del af årsrapporten.

Koncern- og årsregnskabet er aflagt efter samme regnskabspraksis som sidste år.

**Generelt om indregning og måling**

Aktiver indregnes i balancen, når det er sandsynligt, at fremtidige økonomiske fordele vil tilflyde koncernen, og aktivets værdi kan måles pålideligt.

Forpligtelser indregnes i balancen, når de er sandsynlige og kan måles pålideligt.

Ved første indregning måles aktiver og forpligtelser til kostpris. Efterfølgende måles aktiver og forpligtelser som beskrevet for hver enkelt regnskabspost nedenfor.

Visse finansielle aktiver og forpligtelser måles til amortiseret kostpris, hvorved der indregnes en konstant effektiv rente over løbetiden. Amortiseret kostpris opgøres som oprindelig kostpris med fradrag af eventuelle afdrag samt tillæg/fradrag af den akkumulerede amortisering af forskellen mellem kostpris og nominelt beløb.

Ved indregning og måling tages hensyn til gevinster, tab og risici, der fremkommer, inden årsrapporten aflægges, og som be- eller afkræfter forhold, der eksisterede på balancedagen.

Indtægter indregnes i resultatopgørelsen, i takt med at de indtjenes; herunder indregnes værdireguleringer af finansielle aktiver og forpligtelser, der måles til dagsværdi eller amortiseret kostpris. Endvidere indregnes omkostninger, der er afholdt for at opnå årets indtjening, herunder afskrivninger, nedskrivninger og hensatte forpligtelser samt tilbageførsler som følge af ændrede regnskabsmæssige skøn af beløb, der tidligere har været indregnet i resultatopgørelsen.

**Koncernregnskabet**

Koncernregnskabet omfatter modervirksomheden H. Lundbeck A/S og de dattervirksomheder, som kontrolleres af modervirksomheden. Kontrol opnås, ved at modervirksomheden enten direkte eller indirekte ejer mere end 50% af stemmerettighederne eller på anden måde kan udøve eller rent faktisk udøver bestemmende indflydelse.

Virksomheder, hvori koncernen besidder mellem 20% og 50% af stemmerettighederne og udøver betydelig, men ikke bestemmende indflydelse, betragtes som associerede virksomheder.

Koncernregnskabet udarbejdes på grundlag af regnskaber for modervirksomheden og dattervirksomheder, der alle aflægges i overensstemmelse med koncernens regnskabspraksis.

Udarbejdelsen af koncernregnskabet sker ved sammenlægning af regnskabsposter af ensartet karakter. Ved konsolideringen foretages eliminering af koncerninterne indtægter og omkostninger, koncerninterne aktiebesiddelser, interne mellemværender og udbytter samt realiserede og urealiserede fortjenester og tab ved transaktioner mellem de konsoliderede virksomheder. Der tages hensyn til skatteeffekten af disse elimineringer.

I koncernregnskabet er den bogførte værdi af modervirksomhedens kapitalandele i dattervirksomheder udlignet med modervirksomhedens forholdsmæssige andel af dagsværdien af aktiver og forpligtelser på anskaffelsestidspunktet.

Nyerhvervede eller nystiftede virksomheder indregnes i koncernregnskabet fra anskaffelsestidspunktet. Solgte eller afviklede virksomheder indregnes frem til afhændelses- eller afviklingstidspunktet. Sammenligningstal korrigeres ikke for nyerhvervede eller solgte/ afviklede virksomheder.

Ved køb af nye virksomheder anvendes overtagelsesmetoden, ifølge hvilken de nytilkøbte virksomheders identificerede aktiver og forpligtelser måles til dagsværdi på erhvervelsestidspunktet. Der hensættes til dækning af omkostninger til besluttede og offentliggjorte omstruktureringer i den erhvervede virksomhed i forbindelse med købet. Der tages hensyn til skatteeffekten af de foretagne omvurderinger.

Positive forskelsbeløb (goodwill) mellem anskaffelsesværdi og dagsværdi af overtagne identificerede aktiver og forpligtelser, inklusive hensatte forpligtelser til omstrukturering, indregnes under immaterielle anlægsaktiver og afskrives systematisk over resultatopgørelsen efter en individuel vurdering af den økonomiske levetid, dog maksimalt 20 år. Negative forskelsbeløb (negativ goodwill), der modsvarer en forventet ugunstig udvikling i de pågældende virksomheder, indregnes i balancen under periodeafgrænsningsposter og indregnes i resultatopgørelsen, i takt med at den ugunstige udvikling realiseres. Negativ goodwill, der ikke relaterer sig til forventet ugunstig udvikling, indregnes i balancen med et beløb svarende til dagsværdien af ikke-monetære aktiver, der efterfølgende indregnes i resultatopgørelsen over de ikke-monetære aktivers gennemsnitlige levetid. Overstiger negativ goodwill dagsværdien af ikke-monetære aktiver, indregnes det resterende beløb straks i resultatopgørelsen.

Goodwill og negativ goodwill fra erhvervede virksomheder reguleres indtil udgangen af året efter anskaffelsen, såfremt der efter erhvervelsen fremkommer yderligere oplysninger om dagsværdien på overtagelsestidspunktet af de overtagne aktiver og forpligtelser. Dog sker der ikke regulering af goodwill til et beløb, der overstiger forventede fremtidige indtægter fra den overtagne virksomhed.

Goodwill og reguleringer til dagsværdi i forbindelse med overtagelse af selvstændige udenlandske enheder (dattervirksomheder eller associerede virksomheder) behandles som aktiver og forpligtelser i den købte virksomhed og omregnes til balancedagens kurs.

Fortjeneste eller tab ved afhændelse eller afvikling af dattervirksomheder og associerede virksomheder opgøres som forskellen mellem salgssummen eller afviklingssummen og den regnskabsmæssige værdi af nettoaktiver på salgstidspunktet samt forventede omkostninger til salg eller afvikling.

**Minoritetsinteresser**
I koncernregnskabet indregnes dattervirksomhedernes regnskabsposter 100 pct. Minoritetsinteressernes forholdsmæssige andel af dattervirksomhedernes resultat og egenkapital reguleres årligt og opføres som særskilte poster under resultatopgørelse og balance.

**Omregning af fremmed valuta**
Transaktioner i fremmed valuta omregnes ved første indregning til standardkurser, som tilnærmelsesvis er udtryk for transaktionsdagens valutakurs. Valutakursdifferencer, der opstår mellem transaktionsdagens og betalingsdagens kurs, indregnes i resultatopgørelsen som finansielle poster.

Tilgodehavender, gæld og andre monetære poster i fremmed valuta omregnes til balancedagens valutakurs. Forskellen mellem balancedagens kurs og kursen på tidspunktet for tilgodehavendets eller gældens opståen eller indregning i seneste årsrapport indregnes i resultatopgørelsen under finansielle poster.

Ikke-monetære aktiver anskaffet i fremmed valuta, herunder goodwill, omregnes til valutakursen på anskaffelsestidspunktet.

Såfremt udenlandske dattervirksomheder betragtes som en integreret del af modervirksomhedens aktiviteter, behandles transaktionerne i dattervirksomhederne, som om de var udført i modervirksomheden. Ved indregning af udenlandske dattervirksomheder omregnes monetære poster til balancedagens valutakurs. Ikke-monetære poster omregnes til valutakursen på anskaffelsestidspunktet eller på tidspunktet for efterfølgende op- eller nedskrivning af aktivet. Resultatopgørelsens poster omregnes til årets gennemsnitlige valutakurser, som tilnærmelsesvis er udtryk for transaktionsdagens valutakurs, idet poster afledt af ikke-monetære poster dog omregnes til historiske valutakurser for den ikke-monetære post. Regnskaber for udenlandske dattervirksomheder uden væsentlige ikke-monetære poster omregnes i henhold til en tilpasset temporalmetode.

Kursdifferencer ved omregning af såvel balancen som resultatopgørelsen i udenlandske dattervirksomheder indregnes i koncernens resultatopgørelse som finansielle poster.

Ved indregning af udenlandske associerede virksomheder omregnes aktiver og passiver til balancedagens valutakurs, mens resultatopgørelsen omregnes til årets gennemsnitlige valutakurser.

Kursdifferencer ved omregning af udenlandske associerede virksomheder indregnes i modervirksomheden og koncernen direkte på egenkapitalen.

**Afledte finansielle instrumenter**
Valutaterminskontrakter og andre afledte finansielle instrumenter indregnes første gang i balancen til kostpris og måles efterfølgende til dagsværdi. Positive og negative dagsværdier indgår i andre tilgodehavender, henholdsvis anden gæld.

Ændringer i dagsværdi af afledte finansielle instrumenter, der er klassificeret som og opfylder betingelserne for sikring af fremtidige pengestrømme, indregnes direkte på egenkapitalen (hedge-accounting). Indtægter og omkostninger vedrørende sådanne sikringstransaktioner overføres fra egenkapitalen ved realisation af det sikrede og indregnes i samme regnskabspost som det sikrede.

Ændringer i dagsværdi af finansielle instrumenter, der er klassificeret som og opfylder betingelserne for sikring af dagsværdien af et indregnet aktiv eller en indregnet forpligtelse, indregnes i resultatopgørelsen sammen med ændringer i værdien af det sikrede aktiv eller den sikrede forpligtelse (hedge-accounting).

For afledte finansielle instrumenter, som ikke opfylder betingelserne for behandling som sikringsinstrumenter, indregnes ændringer i dagsværdi løbende i resultatopgørelsen.

Ændringer i dagsværdien af afledte finansielle instrumenter, som anvendes til sikring af nettoinvesteringer i selvstændige udenlandske datter- eller associerede virksomheder, indregnes direkte på egenkapitalen.

**Segmentoplysninger**
Koncernen er udelukkende beskæftiget inden for forretningssegmentet "Lægemidler til behandling af sygdomme inden for CNS-området". Omsætning, segmentaktiver samt tilgang til materielle og immaterielle segmentaktiver oplyses inden for de sekundære geografiske segmenter. Segmentoplysningerne følger koncernens regnskabspraksis, risici og interne økonomistyring.

Segmentaktiver omfatter de aktiver, som anvendes i segmentets drift, og som enten kan henføres direkte til segmentet, eller som kan henføres til segmentet på et rimeligt grundlag.

I overensstemmelse med undtagelsesbekendtgørelsen til årsregnskabsloven gives ikke segmentoplysninger for moderselskabet, ligesom der ikke oplyses om summen af anlægsaktiver, henholdsvis forpligtelser, samt ordinært resultat før finansielle indtægter og omkostninger for sekundære (geografiske) segmenter.

## Resultatopgørelsen

**Nettoomsætning**
Nettoomsætningen omfatter årets fakturerede salg med fradrag af returvarer og omsætningsbestemte afgifter, der hovedsageligt omfatter merværdiafgifter og udenlandske medicinskatter.

Omsætning med prisreguleringsklausul indregnes i omsætningen med den garanterede minimumspris på leveringstidspunktet. Den overskydende del af faktureringsprisen indregnes i balancen som forudbetaling og indregnes i omsætningen, når prisen er endeligt fastlagt. Prisen fastlægges endeligt, i takt med at produktet videresælges af kunden.

Nettoomsætningen omfatter endvidere licensindtægter og royalties fra udlicenserede produkter samt non-refundable down payments og betalinger vedrørende forskningssamarbejde fra samarbejdspartnere.

**Produktionsomkostninger**
Produktionsomkostninger omfatter kostprisen for solgte varer. I kostprisen indgår anskaffelsesprisen for råvarer, hjælpematerialer og handelsvarer, direkte løn samt indirekte produktionsomkostninger, herunder omkostninger til drift af samt afskrivning på produktionsanlæg. I produktionsomkostninger indgår endvidere omkostninger til kvalitetscertificering af solgte produkter samt eventuel nedskrivning til nettorealisationsværdi af ukurante og langsomt omsættelige varer.

**Distributionsomkostninger**
I distributionsomkostninger indregnes omkostninger, der er afholdt til distribution af koncernens produkter solgt i årets løb samt til årets gennemførte salgskampagner mv. Herunder indregnes direkte distributions- og markedsføringsomkostninger, gager mv. til salgs- og marketingfunktionerne samt afskrivninger og andre indirekte omkostninger.

**Administrationsomkostninger**
I administrationsomkostninger indregnes omkostninger, der er afholdt i året til ledelse og administration af koncernen, herunder omkostninger til de administrative funktioner, ledelsen, kontorlokaler og kontoromkostninger samt afskrivninger og andre indirekte omkostninger.

**Forsknings- og udviklingsomkostninger**
I forsknings- og udviklingsomkostninger indregnes omkostninger, der er afholdt i året til koncernens forsknings- og udviklingsfunktioner, herunder gager og lønninger, afskrivninger og andre indirekte omkostninger samt omkostninger vedrørende forsknings- og udviklingssamarbejder på indlicenserede produkter.

Forskningsomkostninger indregnes altid i resultatopgørelsen, i takt med at omkostningerne afholdes.

Udviklingsomkostninger aktiveres, hvis betingelserne for at aktivere disse omkostninger i balancen vurderes at være opfyldt, herunder hvis det vurderes, at der er tilstrækkelig sikkerhed for, at den fremtidige indtjening kan dække udviklingsomkostningerne. Endvidere forudsætter aktivering i balancen efter koncernens opfattelse normalt, at udviklingen af produktet er tilendebragt, og at alle de nødvendige offentlige registrerings- og markedsføringsgodkendelser er modtaget.

# Anvendt regnskabspraksis

I modsat fald indregnes udviklingsomkostninger i resultatopgørelsen i takt med omkostningernes afholdelse.

**Offentlige lån og tilskud**
Statslige udviklingslån med eftergivelsesklausul indregnes i resultatopgørelsen i takt med afholdelsen af de til projektet relaterede forsknings- og udviklingsomkostninger, hvis disse omkostninger indregnes i resultatopgørelsen.

I tilfælde af tilbagebetaling indregnes tilbagebetalingerne inklusive renter i resultatopgørelsen i takt med indregningen af de hertil relaterede indtægter.

Hvis de relaterede udviklingsomkostninger indregnes i balancen, indregnes udviklingslånet i balancen og indtægtsføres i takt med afskrivning af udviklingsomkostningerne.

**Andre driftsindtægter og -udgifter**
Andre driftsindtægter og -udgifter omfatter regnskabsposter af sekundær karakter i forhold til koncernens aktiviteter, herunder avance og tab ved salg af rettigheder eller øvrige immaterielle anlægsaktiver.

**Resultat af kapitalandele i dattervirksomheder og associerede virksomheder**
I modervirksomhedens resultatopgørelse indregnes den forholdsmæssige andel af de enkelte dattervirksomheders resultat før skat efter fuld eliminering af koncerninterne gevinster og tab og med fradrag eller tillæg af afskrivning på koncerngoodwill henholdsvis negativ koncerngoodwill. Andel i dattervirksomhedernes skat og ekstraordinære poster indregnes under skat af ordinært resultat, henholdsvis ekstraordinært resultat efter skat.

I både modervirksomhedens og koncernens resultatopgørelse indregnes den forholdsmæssige andel af associerede virksomheders resultat før skat efter eliminering af den forholdsmæssige andel af interne gevinster og tab og med fradrag eller tillæg af afskrivning på koncerngoodwill, henholdsvis negativ koncerngoodwill. Andel i de associerede virksomheders skat og ekstraordinære poster indregnes under skat af ordinært resultat, henholdsvis ekstraordinært resultat efter skat.

**Finansielle poster**
Finansielle poster omfatter renteindtægter og -udgifter, der indregnes i resultatopgørelsen med de beløb, som vedrører regnskabsåret. Endvidere indregnes værdireguleringer af finansielle anlægsaktiver samt realiserede og urealiserede gevinster og tab vedrørende værdipapirer, poster i fremmed valuta samt terminskontrakter og andre afledte finansielle instrumenter, der ikke anvendes til sikring efter hedge-accounting-princippet, i finansielle poster.

Omkostninger ved lånoptagelse indregnes i resultatopgørelsen på tidspunktet for lånets optagelse.

**Ekstraordinære poster**
Ekstraordinære poster omfatter væsentlige indtægter eller udgifter, der hidrører fra begivenheder eller transaktioner, som klart afviger fra koncernens ordinære drift, er uden for virksomhedens kontrol og ikke forventes at være af tilbagevendende karakter.

**Skat**
Modervirksomheden er sambeskattet med de danske og visse udenlandske dattervirksomheder. Den aktuelle danske selskabsskat af sambeskatningsindkomsten indregnes i modervirksomhedens resultatopgørelse efter den modificerede moderselskabsmetode. De sambeskattede danske virksomheder indgår i den danske acontoskatteordning.

Årets skat, der består af årets aktuelle skat og forskydning i udskudt skat, indregnes i resultatopgørelsen med den del, der kan henføres til årets resultat, og direkte på egenkapitalen med den del, der kan henføres til posteringer direkte på egenkapitalen. Den andel af den resultatførte skat, der knytter sig til årets ekstraordinære resultat, henføres hertil, mens den resterende del henføres til årets ordinære resultat.

## Balancen

**Immaterielle anlægsaktiver**
*Goodwill*
Goodwill afskrives lineært over den vurderede brugstid, der fastlægges på baggrund af ledelsens erfaringer inden for de enkelte forretningsområder. Afskrivningsperioden kan udgøre op til 20 år for strategisk erhvervede virksomheder med en stærk markedsposition og langsigtet indtjeningsprofil, hvor den lange afskrivningsperiode vurderes at afspejle koncernens nytte af de pågældende ressourcer.

*Udviklingsprojekter*
Udviklingsprojekter, der er klart definerede og identificerbare, hvor den tekniske udnyttelsesgrad, tilstrækkelige ressourcer og et potentielt fremtidigt marked eller udviklingsmulighed i virksomheden kan påvises,

og hvor det er hensigten at fremstille, markedsføre eller anvende projektet, indregnes som immaterielle anlægsaktiver, såfremt kostprisen kan opgøres pålideligt, og der er tilstrækkelig sikkerhed for, at den fremtidige indtjening kan dække produktions-, salgs- og administrationsomkostninger samt udviklingsomkostningerne. Øvrige udviklingsomkostninger indregnes i resultatopgørelsen, efterhånden som omkostningerne afholdes.

Efter færdiggørelse af udviklingsarbejdet afskrives udviklingsomkostninger lineært over den forventede brugstid, dog maksimalt over 20 år. For udviklingsprojekter, der er beskyttet af immaterielle rettigheder, udgør den maksimale afskrivningsperiode restløbetiden for de pågældende rettigheder, dog maksimalt 20 år.

*Andre immaterielle anlægsaktiver*
Erhvervede immaterielle rettigheder i form af produktrettigheder, patenter, licenser og software måles til kostpris med fradrag af akkumulerede afskrivninger. I kostprisen for software indgår omkostninger til projekteringsarbejde, herunder direkte løn og en andel af indirekte omkostninger. Produktrettigheder afskrives lineært over de underliggende produkters økonomiske levetid, patenter afskrives over den resterende patentperiode, og licenser afskrives over aftaleperioden, dog maksimalt over 20 år.

Fortjeneste og tab ved afhændelse af udviklingsprojekter, patenter og licenser måles som forskellen mellem salgsprisen med fradrag af salgsomkostninger og den regnskabsmæssige værdi på salgstidspunktet.

**Materielle anlægsaktiver**
Materielle anlægsaktiver måles til kostpris med fradrag af akkumulerede af- og nedskrivninger.

Kostprisen omfatter anskaffelsesprisen samt omkostninger direkte tilknyttet anskaffelsen indtil det tidspunkt, hvor aktivet er klar til brug. For egenfremstillede aktiver omfatter kostprisen direkte og indirekte omkostninger til materialer, komponenter, underleverandører og løn.

Der foretages ikke aktivering af renter for bygge- og opstillingsperioden for materielle anlægsaktiver.

Materielle anlægsaktiver afskrives lineært over aktivernes forventede brugstid. Der anvendes følgende forventede brugstider:

| | |
|---|---|
| Bygninger: | 30 år |
| Installationer: | 10 år |
| Tekniske anlæg og maskiner: | 3-10 år |
| Andre anlæg, driftsmateriel og inventar: | 3-10 år |
| Indretning af lejede lokaler | maks. 10 år |

Anskaffelser under DKK 50.000 pr. enhed indregnes i resultatopgørelsen i anskaffelsesåret.

Afskrivninger indregnes i resultatopgørelsen under henholdsvis produktionsomkostninger, distributionsomkostninger, administrationsomkostninger samt forsknings- og udviklingsomkostninger.

Omkostninger til vedligeholdelse af materielle anlægsaktiver indregnes i resultatopgørelsen på afholdelsestidspunktet, enten direkte i resultatopgørelsen eller som en del af indirekte produktionsomkostninger. Afholdte omkostninger, der væsentligt forøger det pågældende aktivs genindvindingsværdi, tillægges aktivets kostpris som en forbedring og afskrives over forbedringens forventede brugstid.

Fortjeneste eller tab ved afhændelse eller afvikling af materielle anlægsaktiver opgøres som forskellen mellem bogført værdi og salgspris reduceret med nedtagelses- og salgsomkostninger. Fortjeneste og tab indregnes i resultatopgørelsen under samme poster som de tilhørende afskrivninger.

**Nedskrivning**
Den bogførte værdi af såvel immaterielle som materielle anlægsaktiver vurderes i forbindelse med udarbejdelsen af årsregnskabet, hvis der er forhold, der indikerer, at bogført værdi af aktivet muligvis overstiger forventede fremtidige indtægter fra aktivet. Såfremt det herefter vurderes, at fremtidige forventede nettoindtægter fra aktivet er lavere end den bogførte værdi, nedskrives den bogførte værdi til den højeste værdi af nettorealisationsværdien og kapitalværdien. Nedskrivninger indregnes i resultatopgørelsen under samme poster som de tilhørende afskrivninger.

Goodwill nedskrives over resultatopgørelsen i de tilfælde, hvor den bogførte værdi overstiger de forventede fremtidige nettoindtægter fra den virksomhed, som goodwillen knytter sig til.

**Kapitalandele i dattervirksomheder og associerede virksomheder**
Kapitalandele i dattervirksomheder og associerede virksomheder måles efter den indre værdis metode, hvilket indebærer, at kapitalandelene måles i balancen til den forholdsmæssige andel af virksomhedernes indre værdi opgjort efter modervirksomhedens

regnskabspraksis med tillæg eller fradrag af uafskrevet positiv, henholdsvis negativ koncerngoodwill og med fradrag eller tillæg af urealiserede koncerninterne gevinster og tab.

Dattervirksomheder og associerede virksomheder med negativ regnskabsmæssig indre værdi måles til DKK 0, og et eventuelt tilgodehavende i disse virksomheder nedskrives med modervirksomhedens andel af den negative indre værdi, i det omfang tilgodehavendet vurderes uerholdeligt. Såfremt den regnskabsmæssige negative indre værdi overstiger tilgodehavendet, indregnes det resterende beløb under hensatte forpligtelser, i det omfang modervirksomheden har en retslig eller faktisk forpligtelse til at dække virksomhedens negative balance.

Nettoopskrivning af kapitalandele i dattervirksomheder og associerede virksomheder henlægges under egenkapitalen til reserve for nettoopskrivning efter den indre værdis metode, i det omfang den regnskabsmæssige værdi overstiger anskaffelsesværdien.

Ved køb af dattervirksomheder anvendes overtagelsesmetoden, jf. beskrivelse ovenfor under koncernregnskabet.

**Øvrige finansielle anlægsaktiver**
Andre kapitalandele måles til balancedagens børskurs eller skønnet dagsværdi. Såvel realiserede som urealiserede kursgevinster og kurstab indregnes i resultatopgørelsen under finansielle poster.

Andre tilgodehavender med en fast udløbsdato måles til amortiseret kostpris med fradrag af nedskrivning som følge af væsentlig værdiforringelse. Andre tilgodehavender uden en fast udløbsdato måles til kostpris.

**Varebeholdninger**
Råvarer, emballage og handelsvarer måles til sidst kendte anskaffelsespris på balancedagen, hvilket tilnærmelsesvis svarer til kostpris opgjort efter FIFO-metoden. Kostprisen for råvarer, emballage og handelsvarer omfatter anskaffelsespris med tillæg af hjemtagelsesomkostninger.

Varer under fremstilling samt egenproducerede færdigvarer måles til kostpris, som omfatter kostpris for råvarer, hjælpematerialer, direkte løn samt indirekte produktionsomkostninger. Indirekte produktionsomkostninger indeholder materialer og løn samt vedligeholdelse af og afskrivninger på de i produktionsprocessen benyttede maskiner, fabriksbygninger og udstyr samt omkostninger til fabriksadministration og ledelse.

Der foretages nedskrivning til nettorealisationsværdi, såfremt denne er lavere end kostprisen. Nettorealisationsværdien for varebeholdninger opgøres som salgssum med fradrag af færdiggørelsesomkostninger og omkostninger, der afholdes for at effektuere salget, og fastsættes under hensyntagen til omsættelighed, ukurans og udvikling i forventet salgspris.

**Tilgodehavender**
Kortfristede tilgodehavender, der er opstået som led i koncernens normale aktiviteter, måles til nominel værdi med fradrag af nedskrivning til imødegåelse af tabsrisici opgjort på grundlag af en individuel vurdering.

**Andre værdipapirer**
Andre værdipapirer indregnet under omsætningsaktiver måles til balancedagens børskurs. Såvel realiserede som urealiserede kursgevinster og kurstab indregnes i resultatopgørelsen under finansielle poster.

**Egenkapital**
*Udbytte*
Foreslået udbytte indregnes som en forpligtelse på tidspunktet for vedtagelse på den ordinære generalforsamling (deklareringstidspunktet). Udbytte, som forventes udbetalt for året, vises som en særskilt post under egenkapitalen.

*Egne kapitalandele*
Anskaffelses- og afståelsessummer samt udbytte for egne kapitalandele indregnes direkte på overført resultat under egenkapitalen. Gevinster og tab ved salg indregnes således ikke i resultatopgørelsen.

*Øvrige egenkapitalinstrumenter*
Anskaffelses- og afståelsessummer for øvrige egenkapitalinstrumenter, herunder optionspræmie i forbindelse med optionsforretninger på køb af egne kapitalandele, indregnes direkte på overført resultat under egenkapitalen.

*Forpligtelser vedrørende aktieoptioner samt andre medarbejderordninger*
Forpligtelser i henhold til aktieoptionsordninger og andre aktiekursbaserede ordninger indregnes ikke i balancen. Udbetalinger vedrørende disse ordninger indregnes på egenkapitalen.

**Pensionsforpligtelser**
Koncernen har indgået pensionsaftaler og lignende aftaler med hovedparten af koncernens ansatte.

Periodevise indbetalinger til bidragsbaserede pensionsordninger indregnes i resultatopgørelsen på forfaldstidspunktet, og eventuelle skyldige bidrag indregnes i balancen under anden gæld.

Nutidsværdien af koncernens forpligtelser til fremtidige pensionsbetalinger i henhold til ydelsesbaserede pensionsordninger måles aktuarmæssigt med højst tre års interval på basis af den pensionsberettigede ansættelsesperiode op til tidspunktet for den aktuarmæssige vurdering. Aktuarmæssige gevinster og tab indregnes løbende i resultatopgørelsen, når de opgøres.

Nutidsværdien af ordninger, der ikke er finansieret, indregnes i balancen under hensatte forpligtelser.

Nutidsværdien af forpligtelsen i henhold til ydelsesbaserede ordninger, der er finansieret i uafhængige pensionsfonde, måles med fradrag af dagsværdien af de til ordningen knyttede aktiver, og en eventuel nettoforpligtelse indregnes i balancen under hensatte forpligtelser. Et eventuelt nettoaktiv indregnes i balancen som et finansielt anlægsaktiv.

Årets ændringer i de hensatte beløb vedrørende ydelsesbaserede pensionsordninger indregnes i resultatopgørelsen.

**Selskabsskat og udskudt skat**
Aktuelle skatteforpligtelser og tilgodehavende aktuel skat indregnes i balancen opgjort som beregnet skat af årets skattepligtige indkomst reguleret for betalte acontoskatter.

Udskudt skat indregnes og måles efter den balanceorienterede gældsmetode af alle midlertidige forskelle mellem regnskabsmæssige og skattemæssige værdier af aktiver og forpligtelser. Der indregnes dog ikke udskudt skat af midlertidige forskelle vedrørende kapitalandele i dattervirksomheder, ikke-skattemæssigt afskrivningsberettiget goodwill samt andre poster, hvor midlertidige forskelle, bortset fra virksomhedsovertagelser, er opstået på anskaffelsestidspunktet uden at have effekt på resultat eller skattepligtig indkomst. I de tilfælde, hvor opgørelse af skatteværdien kan foretages efter alternative beskatningsregler, eksempelvis vedrørende egne aktier og kapitalandele, måles udskudt skat på grundlag af den planlagte anvendelse af aktivet henholdsvis afvikling af forpligtelsen.

Udskudte skatteaktiver, herunder skatteværdien af underskud, der vurderes at kunne fremføres til modregning i fremtidig skattepligtig indkomst, indregnes med de værdier, hvortil de forventes at blive anvendt, enten ved udligning i skat af fremtidig indtjening, eller ved modregning i udskudte skatteforpligtelser inden for samme juridiske skatteenhed og jurisdiktion.

Der foretages regulering af udskudt skat vedrørende elimineringer af urealiserede koncerninterne avancer og tab. Udskudt skat måles på grundlag af de skatteregler og skattesatser i de respektive lande, der med balancedagens lovgivning vil være gældende, når den udskudte skat forventes udløst som aktuel skat. Ændring i udskudt skat som følge af ændringer i skattesatser indregnes i resultatopgørelsen.

Udskudt skat indregnes endvidere vedrørende genbeskatning af underskud i sambeskattede udenlandske dattervirksomheder, i det omfang det vurderes at blive aktuelt ved afhændelse af aktiverne eller på grund af udtræden af den danske sambeskatning.

Skat af egenkapitalposter vedrørende udskudte indtægter og omkostninger på finansielle instrumenter, egne aktier og købsoptioner vedrørende egne aktier samt udbetalinger vedrørende aktieoptionsordninger og andre aktiekursbaserede ordninger indregnes på egenkapitalen.

Der oplyses ikke om udskudt skat af investeringer i dattervirksomheder, da intentionen er at eje aktierne i mere end 3 år, hvorfor der ikke forventes at fremkomme skat ved en eventuel afhændelse.

**Andre hensatte forpligtelser**
Hensatte forpligtelser indregnes, når koncernen som følge af en tidligere begivenhed har en retslig eller faktisk forpligtelse, og det er sandsynligt, at indfrielse af forpligtelsen vil medføre et forbrug af selskabets økonomiske ressourcer.

Branchemæssige returforpligtelser indregnes i balancen under andre hensatte forpligtelser, når de vurderes væsentlige for årsregnskabet.

Ved erhvervelse af virksomheder indgår hensættelser til omstruktureringer i den overtagne virksomhed i opgørelsen af anskaffelsessummen og dermed i goodwill eller koncerngoodwill, i det omfang de er besluttet og offentliggjort senest på overtagelsestidspunktet.

# Anvendt regnskabspraksis

**Gæld**

Gæld til realkreditinstitutter og kreditinstitutter indregnes ved låneoptagelse til det modtagne provenu efter fradrag af afholdte transaktionsomkostninger. I efterfølgende perioder måles de finansielle forpligtelser til amortiseret kostpris svarende til den kapitaliserede værdi ved anvendelse af den effektive rente, således at forskellen mellem provenuet og den nominelle værdi indregnes i resultatopgørelsen over låneperioden.

Gæld, som indgår i det kortsigtede finansielle beredskab, måles dog i efterfølgende perioder til dagsværdi.

Øvrige gældsforpligtelser, som omfatter gæld til leverandører, tilknyttede og associerede virksomheder samt anden gæld, måles til amortiseret kostpris.

## Pengestrømsopgørelse

Pengestrømsopgørelsen for koncernen præsenteres efter den indirekte metode og viser sammensætningen af koncernens pengestrømme opdelt på henholdsvis drifts-, investerings- og finansieringsaktiviteter samt koncernens likvider ved årets begyndelse og slutning.

Likviditetsvirkningen af køb og salg af virksomheder vises separat under pengestrømme fra investeringsaktivitet. I pengestrømsopgørelsen indregnes pengestrømme vedrørende købte virksomheder fra anskaffelsestidspunktet, og pengestrømme vedrørende solgte virksomheder indregnes frem til salgstidspunktet.

Pengestrømme fra driftsaktiviteter opgøres som koncernens resultat før finansielle poster reguleret for ikke-kontante driftsposter, ændring i driftskapital, betalte finansielle og ekstraordinære poster samt betalte selskabsskatter.

Pengestrømme fra investeringsaktiviteter omfatter betalinger i forbindelse med køb og salg af anlægsaktiver, herunder kapitalandele i virksomheder.

Pengestrømme fra finansieringsaktiviteter omfatter betalinger til og fra aktionærer og omkostninger forbundet hermed samt optagelse af lån og afdrag på prioritetsgæld og anden langfristet gæld.

Likvider omfatter likvide beholdninger med fradrag af kortfristet bankgæld, som forfalder på anfordring. Til likvider henregnes endvidere værdipapirer opført som omsætningsaktiver i balancen. Værdipapirerne består i al væsentlighed af danske børsnoterede obligationer. Uanset at der på disse obligationer hviler en risiko for kursændringer, medregnes disse til likvider, idet de på grund af det danske børsmarkeds særlige likvide karakter reelt har funktion som likvide beholdninger.

Pengestrømme i fremmed valuta, herunder pengestrømme i udenlandske dattervirksomheder, omregnes til årets gennemsnitlige valutakurser, idet disse tilnærmelsesvis er udtryk for betalingsdagens kurs. Likvider ved årets slutning omregnes til balancedagens kurs, og effekten af valutakursreguleringer på likvider vises som særskilt post i pengestrømsopgørelsen.

## Nøgletal

Nøgletal er udarbejdet i overensstemmelse med Den Danske Finansanalytikerforenings "Anbefalinger og Nøgletal 1997" (4. rev. udgave).

For definitioner på hoved- og nøgletal henvises til "Finansiel udvikling for koncernen 1994-2003", side 44-45.

# Resultatopgørelse for perioden 1. januar - 31. december 2003

| MODERSELSKAB | | | | KONCERN | |
|---|---|---|---|---|---|
| 2002 DKK mio. | 2003 DKK mio. | | Noter | 2003 DKK mio. | 2002 DKK mio. |
| 6.894,3 | 7.230,3 | Nettoomsætning | 1,23 | 9.941,0 | 9.488,0 |
| 1.610,3 | 1.592,9 | Produktionsomkostninger | 2,3 | 1.759,2 | 1.818,3 |
| **5.284,0** | **5.637,4** | **Bruttoresultat** | | **8.181,8** | **7.669,7** |
| 972,9 | 806,0 | Distributionsomkostninger | 2,3 | 2.485,5 | 2.448,7 |
| 663,5 | 944,8 | Administrationsomkostninger | 2-4 | 1.616,8 | 1.317,9 |
| **3.647,6** | **3.886,6** | **Resultat før forsknings- og udviklingsomkostninger** | | **4.079,5** | **3.903,1** |
| 1.572,3 | 1.740,9 | Forsknings- og udviklingsomkostninger | 2,3 | 1.932,7 | 1.573,3 |
| **2.075,3** | **2.145,7** | **Resultat før andre driftsposter** | | **2.146,8** | **2.329,8** |
| 65,5 | 11,3 | Andre driftsindtægter | | 28,4 | 78,8 |
| 18,4 | 20,0 | Andre driftsudgifter | | 43,1 | 47,4 |
| **2.122,4** | **2.137,0** | **Resultat af primær drift** | | **2.132,1** | **2.361,2** |
| 276,9 | 89,2 | Indtægter af kapitalandele i dattervirksomheder før skat | 6,8 | - | - |
| (0,8) | (3,9) | Indtægter af kapitalandele i associerede virksomheder før skat | 6,9 | (3,9) | (0,8) |
| (324,1) | (166,5) | Finansielle poster, netto | 5 | (75,5) | (285,9) |
| **2.074,4** | **2.055,8** | **Resultat før skat** | | **2.052,7** | **2.074,5** |
| 805,1 | 678,6 | Skat af årets resultat | 6 | 678,6 | 805,1 |
| **1.269,3** | **1.377,2** | **Årets resultat før minoritetsinteresser** | | **1.374,1** | **1.269,4** |
| - | - | Minoritetsinteressernes resultatandele | 13 | 3,1 | (0,1) |
| **1.269,3** | **1.377,2** | **Årets resultat** | | **1.377,2** | **1.269,3** |
| | | **Der foreslås fordelt således:** | | | |
| 31,2 | 45,2 | Overførsel til "Reserve for nettoopskrivning efter den indre værdis metode" | | - | - |
| 266,5 | 413,7 | Foreslået udbytte for året | | 413,7 | 266,5 |
| 971,6 | 918,3 | Overførsel til frie reserver | | 963,5 | 1.002,8 |
| **1.269,3** | **1.377,2** | | | **1.377,2** | **1.269,3** |
| | | Resultat pr. aktie (EPS) (DKK) | 24 | 5,89 | 5,44 |
| | | Foreslået udbytte pr. aktie (DKK) | | 1,77 | 1,14 |

# Balance pr. 31. december 2003 – aktiver

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | Noter | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|---|
| 7,9 | 4,2 | Goodwill | | 937,0 | 711,4 |
| - | 626,5 | Patentrettigheder | | 464,0 | - |
| 175,6 | 202,1 | Produktrettigheder | | 229,6 | 215,0 |
| - | - | Andre rettigheder | | 45,5 | 69,2 |
| - | 193,7 | It-projekter | | 193,7 | - |
| 173,4 | 20,2 | It-projekter under udførelse | | 20,2 | 173,4 |
| **356,9** | **1.046,7** | **Immaterielle anlægsaktiver** | 7 | **1.890,0** | **1.169,0** |
| 1.271,3 | 1.346,3 | Grunde og bygninger | | 1.541,4 | 1.460,6 |
| 290,0 | 276,2 | Produktionsanlæg og maskiner | | 844,5 | 851,7 |
| 314,6 | 393,8 | Andre anlæg, driftsmateriel og inventar | | 519,0 | 424,1 |
| 370,5 | 709,4 | Forudbetalinger og anlæg under opførelse | | 715,8 | 387,8 |
| **2.246,4** | **2.725,7** | **Materielle anlægsaktiver** | 7 | **3.620,7** | **3.124,2** |
| 1.496,7 | 2.426,6 | Kapitalandele i dattervirksomheder | 8 | - | - |
| 114,2 | 99,2 | Kapitalandele i associerede virksomheder | 9 | 99,2 | 114,2 |
| 1.110,3 | 1.113,5 | Tilgodehavender i dattervirksomheder | 10 | - | - |
| 525,4 | 129,5 | Andre kapitalandele | 10 | 132,1 | 527,2 |
| 25,8 | 26,6 | Andre tilgodehavender | 10 | 51,5 | 36,3 |
| - | - | Værdi af udskudte skatteaktiver | 15 | 163,1 | 79,8 |
| **3.272,4** | **3.795,4** | **Finansielle anlægsaktiver** | | **445,9** | **757,5** |
| **5.875,7** | **7.567,8** | **Anlægsaktiver i alt** | | **5.956,6** | **5.050,7** |
| 402,7 | 580,2 | Råvarer og hjælpematerialer | | 403,0 | 374,8 |
| 373,2 | 494,1 | Varer under fremstilling | | 732,3 | 484,5 |
| 159,3 | 159,6 | Fremstillede færdigvarer og handelsvarer | | 199,2 | 193,0 |
| **935,2** | **1.233,9** | **Varebeholdninger** | 11 | **1.334,5** | **1.052,3** |
| 589,2 | 706,6 | Tilgodehavender fra salg | | 1.708,9 | 1.548,4 |
| 229,0 | 289,0 | Tilgodehavender i dattervirksomheder | | - | - |
| - | 33,3 | Tilgodehavende selskabsskat | | 78,5 | 52,2 |
| 473,3 | 430,6 | Andre tilgodehavender | | 519,4 | 594,4 |
| 59,8 | 56,5 | Periodeafgrænsningsposter | | 123,5 | 109,9 |
| **1.351,3** | **1.516,0** | **Tilgodehavender** | | **2.430,3** | **2.304,9** |
| **473,2** | **795,5** | **Værdipapirer** | 28 | **810,3** | **473,2** |
| **17,9** | **132,4** | **Likvide beholdninger** | 28 | **523,6** | **388,2** |
| **2.777,6** | **3.677,8** | **Omsætningsaktiver i alt** | | **5.098,7** | **4.218,6** |
| **8.653,3** | **11.245,6** | **Aktiver i alt** | | **11.055,3** | **9.269,3** |

# Balance pr. 31. december 2003 – passiver

| MODERSELSKAB | | | | KONCERN | |
|---|---|---|---|---|---|
| 2002<br>DKK mio. | 2003<br>DKK mio. | | Noter | 2003<br>DKK mio. | 2002<br>DKK mio. |
| 1.168,7 | 1.168,7 | Selskabskapital | 12 | 1.168,7 | 1.168,7 |
| 48,7 | - | Overkurs ved emission | | - | 48,7 |
| 359,8 | 405,0 | Reserve for nettoopskrivning efter den indre værdis metode | | - | - |
| 3.977,3 | 4.927,0 | Overført resultat efter fradrag af foreslået udbytte | | 5.332,0 | 4.337,1 |
| 266,5 | 413,7 | Foreslået udbytte for regnskabsåret | | 413,7 | 266,5 |
| **5.821,0** | **6.914,4** | **Egenkapital** | | **6.914,4** | **5.821,0** |
| **-** | **-** | **Minoritetsinteresser** | 13 | **7,4** | **0,4** |
| - | - | Hensættelse til pensioner og lignende forpligtelser | 14 | 103,0 | 103,5 |
| 94,4 | 1,4 | Hensættelse til udskudt skat | 15 | 19,3 | 165,9 |
| - | 199,7 | Andre hensættelser | 16 | 222,0 | - |
| **94,4** | **201,1** | **Hensættelser** | | **344,3** | **269,4** |
| 19,6 | 365,1 | Prioritetsgæld | | 380,4 | 42,7 |
| 268,5 | 387,4 | Gæld til dattervirksomheder | | - | - |
| **288,1** | **752,5** | **Langfristet gæld** | 17 | **380,4** | **42,7** |
| 87,6 | 56,5 | Bankgæld | | 155,8 | 187,0 |
| 2,1 | 2,1 | Prioritetsgæld | | 9,8 | 9,7 |
| 685,0 | 435,1 | Leverandørgæld | | 671,3 | 934,3 |
| 338,6 | 934,0 | Gæld til dattervirksomheder | | - | - |
| 14,4 | - | Selskabsskat | | 90,3 | 110,5 |
| 107,6 | 111,2 | Merværdiafgift, skatter og feriepengeforpligtelser | | 281,2 | 260,3 |
| 137,8 | 83,5 | Anden gæld | | 445,2 | 557,3 |
| 1.050,2 | 1.747,8 | Forudbetalinger fra Forest | | 1.747,8 | 1.050,2 |
| 26,5 | 7,4 | Periodeafgrænsningsposter | | 7,4 | 26,5 |
| **2.449,8** | **3.377,6** | **Kortfristet gæld** | | **3.408,8** | **3.135,8** |
| **2.737,9** | **4.130,1** | **Gæld i alt** | | **3.789,2** | **3.178,5** |
| **8.653,3** | **11.245,6** | **Passiver i alt** | | **11.055,3** | **9.269,3** |

| | |
|---|---|
| Egne aktier | 18 |
| Kontraktlige forpligtelser | 19 |
| Eventualforpligtelser | 20 |
| Finansielle instrumenter | 21 |
| Nærtstående parter | 22 |
| Segmentoplysninger | 23 |

# Egenkapitalopgørelse pr. 31. december – koncern

| 2002 | Selskabs-kapital DKK mio. | Overkurs ved emission DKK mio. | Overført resultat DKK mio. | I alt DKK mio. |
|---|---|---|---|---|
| **Egenkapital 1.1.2002** | **1.165,5** | **-** | **3.576,1** | **4.741,6** |
| Udloddet udbytte 9.4.2002, brutto | - | - | (265,7) | (265,7) |
| Udloddet udbytte 9.4.2002, egne aktier | - | - | 2,5 | 2,5 |
| Medarbejderaktieemission | 3,2 | 48,7 | - | 51,9 |
| Tilgang, udskudte kursgevinster/-tab på hedgingkontrakter | - | - | 340,8 | 340,8 |
| Afgang, realiserede kursgevinster/-tab vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen | - | - | (154,5) | (154,5) |
| Kursregulering, associerede virksomheder | - | - | 5,2 | 5,2 |
| Optionspræmie vedrørende køb af egne aktier | - | - | (105,0) | (105,0) |
| Udbetalinger vedrørende options- og aktiekursbaserede ordninger | - | - | (17,8) | (17,8) |
| Køb/salg af egne aktier | - | - | (24,9) | (24,9) |
| Skat af egenkapitalposteringer | - | - | (22,4) | (22,4) |
| Overført af årets resultat efter fradrag af foreslået udbytte | - | - | 1.005,5 | 1.005,5 |
| Foreslået udbytte for regnskabsåret, brutto | - | - | 266,5 | 266,5 |
| Foreslået udbytte for regnskabsåret, egne aktier | - | - | (2,7) | (2,7) |
| **Egenkapital 31.12.2002** | **1.168,7** | **48,7** | **4.603,6** | **5.821,0** |

| 2003 | Selskabs-kapital DKK mio. | Overkurs ved emission DKK mio. | Overført resultat DKK mio. | I alt DKK mio. |
|---|---|---|---|---|
| **Egenkapital 1.1.2003** | **1.168,7** | **48,7** | **4.603,6** | **5.821,0** |
| Udloddet udbytte 8.4.2003, brutto | - | - | (266,5) | (266,5) |
| Udloddet udbytte 8.4.2003, egne aktier | - | - | 2,7 | 2,7 |
| Opløsning af overkursfond | - | (48,7) | 48,7 | - |
| Tilgang, udskudte kursgevinster/-tab på hedgingkontrakter | - | - | 383,2 | 383,2 |
| Afgang, realiserede kursgevinster/-tab vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen | - | - | (394,0) | (394,0) |
| Kursregulering, associerede virksomheder | - | - | (11,1) | (11,1) |
| Udbetalinger vedrørende options- og aktiekursbaserede ordninger | - | - | (8,7) | (8,7) |
| Salg af egne aktier vedrørende optionsordninger | - | - | 5,2 | 5,2 |
| Skat af egenkapitalposteringer | - | - | 5,4 | 5,4 |
| Overført af årets resultat efter fradrag af foreslået udbytte | - | - | 967,5 | 967,5 |
| Foreslået udbytte for regnskabsåret, brutto | - | - | 413,7 | 413,7 |
| Foreslået udbytte for regnskabsåret, egne aktier | - | - | (4,0) | (4,0) |
| **Egenkapital 31.12.2003** | **1.168,7** | **-** | **5.745,7** | **6.914,4** |

# Egenkapitalopgørelse pr. 31. december – moderselskab

| 2002 | Selskabs-kapital DKK mio. | Overkurs ved emission DKK mio. | Reserve for nettoopskrivning efter den indre værdis metode DKK mio. | Overført resultat DKK mio. | I alt DKK mio. |
|---|---|---|---|---|---|
| **Egenkapital 1.1.2002** | **1.165,5** | **-** | **328,6** | **3.247,5** | **4.741,6** |
| Udloddet udbytte 9.4.2002, brutto | - | - | - | (265,7) | (265,7) |
| Udloddet udbytte 9.4.2002, egne aktier | - | - | - | 2,5 | 2,5 |
| Medarbejderaktieemission | 3,2 | 48,7 | - | - | 51,9 |
| Tilgang, udskudte kursgevinster/-tab på hedgingkontrakter | - | - | - | 340,8 | 340,8 |
| Afgang, realiserede kursgevinster/-tab vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen | - | - | - | (152,9) | (152,9) |
| Kursregulering, associerede virksomheder | - | - | - | 5,2 | 5,2 |
| Egenkapitalposteringer i dattervirksomheder | - | - | - | (4,7) | (4,7) |
| Optionspræmie vedrørende køb af egne aktier | - | - | - | (105,0) | (105,0) |
| Udbetalinger vedrørende options- og aktiekursbaserede ordninger | - | - | - | (11,9) | (11,9) |
| Køb/salg af egne aktier | - | - | - | (24,9) | (24,9) |
| Skat af egenkapitalposteringer | - | - | - | (25,2) | (25,2) |
| Overført af årets resultat efter fradrag af foreslået udbytte | - | - | 31,2 | 974,3 | 1.005,5 |
| Foreslået udbytte for regnskabsåret, brutto | - | - | - | 266,5 | 266,5 |
| Foreslået udbytte for regnskabsåret, egne aktier | - | - | - | (2,7) | (2,7) |
| **Egenkapital 31.12.2002** | **1.168,7** | **48,7** | **359,8** | **4.243,8** | **5.821,0** |

| 2003 | Selskabs-kapital DKK mio. | Overkurs ved emission DKK mio. | Reserve for nettoopskrivning efter den indre værdis metode DKK mio. | Overført resultat DKK mio. | I alt DKK mio. |
|---|---|---|---|---|---|
| **Egenkapital 1.1.2003** | **1.168,7** | **48,7** | **359,8** | **4.243,8** | **5.821,0** |
| Udloddet udbytte 8.4.2003, brutto | - | - | - | (266,5) | (266,5) |
| Udloddet udbytte 8.4.2003, egne aktier | - | - | - | 2,7 | 2,7 |
| Opløsning af overkursfond | - | (48,7) | - | 48,7 | - |
| Tilgang, udskudte kursgevinster/-tab på hedgingkontrakter | - | - | - | 383,2 | 383,2 |
| Afgang, realiserede kursgevinster/-tab vedrørende sikrede transaktioner overført til resultatopgørelsen og balancen | - | - | - | (394,0) | (394,0) |
| Kursregulering, associerede virksomheder | - | - | - | (11,1) | (11,1) |
| Egenkapitalposteringer i dattervirksomheder | - | - | - | 0,5 | 0,5 |
| Udbetalinger vedrørende options- og aktiekursbaserede ordninger | - | - | - | (7,4) | (7,4) |
| Salg af egne aktier vedrørende optionsordninger | - | - | - | 5,2 | 5,2 |
| Skat af egenkapitalposteringer | - | - | - | 3,6 | 3,6 |
| Overført af årets resultat efter fradrag af foreslået udbytte | - | - | 45,2 | 922,3 | 967,5 |
| Foreslået udbytte for regnskabsåret, brutto | - | - | - | 413,7 | 413,7 |
| Foreslået udbytte for regnskabsåret, egne aktier | - | - | - | (4,0) | (4,0) |
| **Egenkapital 31.12.2003** | **1.168,7** | **-** | **405,0** | **5.340,7** | **6.914,4** |

# Pengestrømsopgørelse for perioden 1. januar - 31. december 2003

| | | KONCERN | |
|---|---|---|---|
| | Noter | 2003 DKK mio. | 2002 DKK mio. |
| Resultat af primær drift | | 2.132,1 | 2.361,2 |
| Reguleringer | 25 | 784,2 | 426,3 |
| Ændring i driftskapital | 26 | (89,8) | (930,7) |
| **Pengestrømme fra drift før finansielle poster** | | **2.826,5** | **1.856,8** |
| Finansielle indbetalinger | | 200,6 | 72,8 |
| Finansielle udbetalinger | | (183,4) | (64,9) |
| **Pengestrømme fra ordinær drift** | | **2.843,7** | **1.864,7** |
| Betalt selskabsskat for året | | (858,2) | (631,6) |
| Betalt selskabsskat vedrørende tidligere år | | (85,9) | 60,0 |
| **Pengestrømme fra driftsaktivitet** | | **1.899,6** | **1.293,1** |
| Køb af virksomheder | 27 | (766,9) | (12,0) |
| Investeringer, køb af materielle/immaterielle anlægsaktiver | | (1.078,7) | (1.047,3) |
| Salg af materielle/immaterielle anlægsaktiver | | 92,5 | 11,6 |
| Kapitalindskud fra minoritetsinteresser | | 10,1 | - |
| Investeringer, køb af finansielle anlægsaktiver | | (41,8) | (138,8) |
| Salg af finansielle anlægsaktiver | | 306,3 | - |
| **Pengestrømme fra investeringsaktivitet** | | **(1.478,5)** | **(1.186,5)** |
| **Pengestrømme fra drifts- og investeringsaktivitet** | | **421,1** | **106,6** |
| Provenu ved låntagning | | 445,3 | 175,8 |
| Afdrag på lån | | (123,0) | (86,9) |
| Salg (køb) af egne aktier | | 5,2 | (24,9) |
| Optionspræmie vedrørende køb af egne aktier | | - | (105,0) |
| Udbetalinger vedrørende options- og aktiekursbaserede ordninger | | (8,7) | (17,8) |
| Medarbejderaktieemission | | - | 51,9 |
| Betalt udbytte i regnskabsåret | | (263,8) | (263,2) |
| **Pengestrømme fra finansieringsaktivitet** | | **55,0** | **(270,1)** |
| **Ændring i likvider** | | **476,1** | **(163,5)** |
| Likvider 1.1. | | 861,4 | 1.031,4 |
| Årets urealiserede kursreguleringer | | (3,6) | (6,5) |
| Årets ændring | | 476,1 | (163,5) |
| **Likvider 31.12.** | 28 | **1.333,9** | **861,4** |
| **Den rentebærende nettolikviditet kan opgøres således:** | | | |
| Likvide beholdninger og værdipapirer | | 1.333,9 | 861,4 |
| Rentebærende gæld | | (546,0) | (239,4) |
| **Rentebærende nettolikviditet 31.12.** | | **787,9** | **622,0** |

# Ledelsespåtegning

Bestyrelse og direktion har dags dato behandlet og vedtaget årsrapporten for H. Lundbeck A/S for 2003.

Årsrapporten er aflagt i overensstemmelse med International Financial Reporting Standards, årsregnskabsloven, danske regnskabsvejledninger samt de krav, som Københavns Fondsbørs i øvrigt stiller til regnskabsaflæggelse for børsnoterede selskaber. Ledelsesberetningen giver en retvisende beskrivelse af koncernens aktiviteter, situation og forventninger. Vi anser den valgte regnskabspraksis for hensigtsmæssig, således at koncern- og årsregnskabet giver et retvisende billede af koncernens og moderselskabets aktiver og passiver, finansielle stilling samt resultat.

Den supplerende beretning om aktionærforhold giver et retvisende billede inden for rammerne af almindeligt anerkendte retningslinier herfor.

Årsrapporten indstilles til generalforsamlingens godkendelse.

København, den 10. marts 2004

**Direktion**

Claus Bræstrup
Koncernchef, adm. direktør

Lars Bang
Koncerndirektør

Ole Chrintz
Koncerndirektør

Hans Henrik Munch-Jensen
Koncerndirektør, økonomidirektør

Stig Løkke Pedersen
Koncerndirektør

**Bestyrelse**

Flemming Lindeløv
Formand

Lars Bruhn

Peter Kürstein

Mats Pettersson

Jes Østergaard

Jan Gottliebsen
Medarbejdervalgt

Birgit Bundgaard Rosenmeier
Medarbejdervalgt

Torben Skarsfeldt
Medarbejdervalgt

# Revisionspåtegning

**Til aktionærerne i H. Lundbeck A/S**
Vi har revideret årsrapporten for H. Lundbeck A/S for regnskabsåret 2003, side 3-99. Revisionen har ikke omfattet den supplerende beretning om aktionærforhold side 102-107.

Selskabets ledelse har ansvaret for årsrapporten. Vores ansvar er på grundlag af vores revision at udtrykke en konklusion om årsrapporten, side 3-99.

**Den udførte revision**
Vi har udført vores revision i overensstemmelse med danske revisionsstandarder. Disse standarder kræver, at vi tilrettelægger og udfører revisionen med henblik på at opnå høj grad af sikkerhed for, at årsrapporten ikke indeholder væsentlig fejlinformation. Revisionen omfatter stikprøvevis undersøgelse af information, der understøtter de i årsrapporten anførte beløb og oplysninger. Revisionen omfatter endvidere stillingtagen til den af ledelsen anvendte regnskabspraksis og til de væsentlige skøn, som ledelsen har udøvet, samt vurdering af den samlede præsentation af årsrapporten. Det er vores opfattelse, at den udførte revision giver et tilstrækkeligt grundlag for vores konklusion.

Revisionen har ikke givet anledning til forbehold.

**Konklusion**
Det er vores opfattelse, at årsrapporten giver et retvisende billede af koncernens og moderselskabets aktiver, passiver og finansielle stilling pr. 31. december 2003 samt af resultatet af koncernens og moderselskabets aktiviteter og koncernens pengestrømme for regnskabsåret 2003 i overensstemmelse med årsregnskabsloven, danske regnskabsvejledninger og internationale regnskabsstandarder (IFRS).

København, den 10. marts 2004

**Deloitte**
Statsautoriseret Revisionsaktieselskab

**Grant Thornton**
Statsautoriseret Revisionsaktieselskab

Stig Enevoldsen
Statsautoriseret revisor

Carsten Vaarby
Statsautoriseret revisor

Svend Ørjan Jensen
Statsautoriseret revisor

Ole Fabricius
Statsautoriseret revisor

# Noter

## 1. Nettoomsætning

| MODERSELSKAB 2002 DKK mio. | 2003 DKK mio. | | KONCERN 2003 DKK mio. | 2002 DKK mio. |
|---|---|---|---|---|
| 284,3 | 223,1 | Danmark | 136,4 | 153,6 |
| 2.976,7 | 2.766,9 | Øvrige Europa | 4.677,6 | 4.890,2 |
| 3.172,3 | 3.695,0 | USA* | 3.695,0 | 3.172,3 |
| 461,0 | 545,3 | Øvrige verden | 1.432,0 | 1.271,9 |
| **6.894,3** | **7.230,3** | **I alt** | **9.941,0** | **9.488,0** |
| | | **Heraf udgør:** | | |
| 43,5 | 96,8 | Betaling til fælles forskning | 102,1 | 43,5 |
| 801,7 | 925,6 | Royalty | 929,0 | 805,3 |

*Omsætning i USA faktureres via Irland.

## 2. Personaleudgifter

**Lønninger og gager m.m.:**

| MODERSELSKAB 2002 DKK mio. | 2003 DKK mio. | | KONCERN 2003 DKK mio. | 2002 DKK mio. |
|---|---|---|---|---|
| 805,8 | 947,4 | Personalelønninger og gager | 2.039,9 | 1.687,4 |
| 72,6 | 84,3 | Bidrag til pensionsordninger | 115,8 | 118,7 |
| 14,9 | 18,9 | Andre udgifter til social sikring | 273,4 | 213,6 |
| **893,3** | **1.050,6** | **I alt** | **2.429,1** | **2.019,7** |
| | | **Årets personaleudgifter fordeler sig således:** | | |
| 355,0 | 408,7 | Produktionsomkostninger | 504,1 | 440,3 |
| 12,1 | 14,1 | *Distributionsomkostninger* | 792,1 | 663,9 |
| 194,7 | 246,3 | Administrationsomkostninger | 572,5 | 500,8 |
| 331,5 | 381,5 | Forsknings- og udviklingsomkostninger' | 560,4 | 414,7 |
| **893,3** | **1.050,6** | **I alt** | **2.429,1** | **2.019,7** |

**Bestyrelse og direktion:**
Det samlede vederlag til moderselskabets bestyrelse for regnskabsåret 2003 udgjorde DKK 3,0 mio. (DKK 2,4 mio. i 2002). Det samlede vederlag til direktionen for regnskabsåret 2003 udgjorde DKK 19,7 mio. (DKK 7,5 mio. i 2002). Direktionen blev udvidet med 3 personer pr. 1. april 2003. Der er ikke aftalt særlig fratrædelsesgodtgørelse for direktionen. For den fratrådte koncernchef blev der aftalt en særlig fratrædelsesgodtgørelse på DKK 5,2 mio. Hertil kommer en tildeling af 25.500 stk. tegningsoptioner (warrants) i januar 2004 svarende til en markedsværdi på DKK 0,6 mio.

## 2. Personaleudgifter – fortsat

Medarbejderforhold:

| MODERSELSKAB 2002 | MODERSELSKAB 2003 | | KONCERN 2003 | KONCERN 2002 |
|---|---|---|---|---|
| **2.015** | **2.129** | **Gennemsnitligt antal fuldtidsbeskæftigede personer i regnskabsåret** | **5.223** | **4.534** |
| | | Antal fuldtidsbeskæftigede personer pr. 31.12.: | | |
| 2.193 | 2.065 | I Danmark | 2.108 | 2.240 |
| - | - | I udlandet | 3.209 | 2.889 |
| **2.193** | **2.065** | **I alt** | **5.317** | **5.129** |

Incitamentsordninger:

**Aktieoptionsordning for selskabets direktion og nøglemedarbejdere (1999-ordningen)**
Selskabet etablerede i 1999 en aktieoptionsordning for direktionen og en række nøglemedarbejdere i ind- og udland, 45 medarbejdere i alt, som fik tildelt 1.881.332 stk. aktieoptioner. Heraf fik den daværende direktion tildelt 440.000 stk. aktieoptioner. Aktieoptionerne er blevet optjent med en tredjedel om året over en 3-årig periode og kan udnyttes successivt i perioden august 2000 til september 2004. Udnyttelsesprisen udgør DKK 43,75 (emissionskursen pr. 17. juni 1999) + 10% p.a.

I alt 213.900 stk. aktieoptioner er udnyttet i 2003.

**Aktieoptionsordning for selskabets direktion og nøglemedarbejdere (2002-ordningen)**
Selskabet etablerede i 2002 en aktieoptionsordning for direktionen og en række nøglemedarbejdere i ind- og udland. 947 medarbejdere blev tildelt i alt 2.389.339 stk. aktieoptioner, hvoraf direktionen fik tildelt 71.000 stk. I 2003 har selskabet inden for den godkendte ramme tildelt yderligere 8.000 stk. aktieoptioner i forbindelse med tilgang af nøglemedarbejdere i Danmark. Optionerne er tildelt fuldt ud fra ordningens start og kan udnyttes i perioden 1. september 2003 - 1. september 2004. Udnyttelsesprisen udgør DKK 207 + 10% p.a.

**Aktieoptioner til direktion og nøglemedarbejdere:**

| | Direktion Stk. | Ledende medarbejdere Stk. | Øvrige medarbejdere Stk. | I alt Stk. | Udnyttelses-pris pr. option DKK | Markedsværdi pr. option* DKK |
|---|---|---|---|---|---|---|
| **1999-ordningen:** | | | | | | |
| Tildeling 1.1.2003 | 80.000 | 643.296 | 276.004 | 999.300 | 79,54 | 108,04 |
| Udnyttede optioner | (5.000) | (68.000) | (140.900) | (213.900) | | |
| Afgang og flytning | 168.688 | (168.688) | - | - | | |
| **Tildeling 31.12.2003** | **243.688** | **406.608** | **135.104** | **785.400** | **90,73** | **15,35** |
| **2002-ordningen:** | | | | | | |
| Tildeling 1.1.2003 | 71.000 | 266.800 | 2.014.639 | 2.352.439 | 223,87 | 35,34 |
| Tildeling | - | - | 8.000 | 8.000 | | |
| Afgang og flytning | 32.000 | (22.000) | (10.000) | - | | |
| **Tildeling 31.12.2003** | **103.000** | **244.800** | **2.012.639** | **2.360.439** | **246,25** | **0,06** |
| **Samlet tildeling 31.12.2003** | **346.688** | **651.408** | **2.147.743** | **3.145.839** | | |

*) Beregnet markedsværdi pr. option er baseret på Black & Scholes-formlen for værdiansættelse af optioner. Beregningen pr. 31.12.2003 er baseret på en volatilitet på 43,5%, en udbyttesats på 1% samt en risikofri rente på 2,5%.

Aktieoptioner er ikke udbyttegivende og bærer ingen stemmerettigheder.

## 2. Personaleudgifter – fortsat

**Aktiekursbaseret ordning for udenlandske medarbejdere (1999-ordningen)**
Medarbejdere i udenlandske dattervirksomheder fik i 1999 en aktiekursbaseret ordning, hvorefter medarbejdere, der er ansat i koncernens udenlandske dattervirksomheder i hele perioden 1. september 1999 - 3. januar 2005, får udbetalt et kontant beløb. Beløbets størrelse baseres på, hvor meget kursen på Lundbeck-aktien pr. 3. januar 2005 overstiger DKK 13,13 pr. aktie (svarende til favørkursen for den danske medarbejderaktieordning). Den aktiekursbaserede ordning for medarbejdere i udenlandske dattervirksomheder kan ikke konverteres til aktier, idet værdien af ordningen udbetales som et kontant beløb.

Årets regulering af beregningsgrundlaget for den aktiekursbaserede ordning for medarbejdere i udenlandske dattervirksomheder udgjorde 47.525 stk. aktier og skyldes fratrædelser.

**Aktiekursbaseret ordning for udenlandske medarbejdere (2002-ordningen)**
Medarbejdere i udenlandske dattervirksomheder fik i 2002 en aktiekursbaseret ordning, hvorefter medarbejdere, der er ansat i koncernens udenlandske dattevirksomheder i hele perioden 1. juni 2002 - 2. januar 2006, får udbetalt et kontant beløb svarende til 50% af ordningens værdi. De resterende 50% af ordningens værdi udbetales, såfremt medarbejderne har været ansat i koncernen i hele perioden 1. juni 2002 - 2. januar 2008. Beløbets størrelse baseres på, hvor meget kursen på Lundbeck-aktien pr. 2. januar 2006 henholdsvis 2. januar 2008 overstiger DKK 81,00 pr. aktie (svarende til favørkursen for den danske medarbejderaktieordning). Den aktiekursbaserede ordning for medarbejdere i udenlandske dattervirksomheder kan ikke konverteres til aktier, idet værdien af ordningen udbetales som et kontant beløb.

Årets regulering af beregningsgrundlaget for den aktiekursbaserede ordning for medarbejdere i udenlandske dattervirksomheder udgjorde 28.740 stk. aktier og skyldes fratrædelser.

**Aktiekursbaserede ordninger for udenlandske medarbejdere:**

| | Ledende medarbejdere Stk. | Øvrige medarbejdere Stk. | I alt Stk. |
|---|---|---|---|
| **1999-ordningen:** | | | |
| Tildeling 1.1.2003 | 27.800 | 442.300 | 470.100 |
| Afgang og flytning | (1.900) | (45.625) | (47.525) |
| **Tildeling 31.12.2003** | **25.900** | **396.675** | **422.575** |
| **2002-ordningen:** | | | |
| Tildeling 1.1.2003 | 21.000 | 352.000 | 373.000 |
| Afgang og flytning | 1.280 | (30.020) | (28.740) |
| **Tildeling 31.12.2003** | **22.280** | **321.980** | **344.260** |
| **Samlet tildeling 31.12.2003** | **48.180** | **718.655** | **766.835** |

Options- og aktiekursbaserede ordninger er sikret ved selskabets beholdning af egne aktier henholdsvis en aktieoption på køb af egne aktier. Forpligtelsen vedrørende ordningerne er i 2003 reduceret med DKK 202,4 mio. til DKK 57,9 mio. Udbetaling vedrørende optionsordningerne udgjorde i 2003 DKK 8,7 mio., som er ført på egenkapitalen. Herudover er der udnyttet optioner ved køb af aktier for i alt DKK 5,2 mio.

## 3. Afskrivninger

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| | | **Årets afskrivninger fordeler sig således:** | | |
| 131,8 | 156,6 | Produktionsomkostninger | 251,0 | 194,4 |
| - | - | Distributionsomkostninger | 14,6 | 14,6 |
| 39,8 | 91,9 | Administrationsomkostninger | 176,8 | 130,2 |
| 65,4 | 83,1 | Forsknings- og udviklingsomkostninger | 122,7 | 65,9 |
| **237,0** | **331,6** | **I alt** | **565,1** | **405,1** |

## 4. Revisorhonorar

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| | | **Deloitte:** | | |
| 1,2 | 1,5 | Revision | 4,3 | 4,1 |
| 4,0 | 6,2 | Andre ydelser end revision | 9,9 | 6,8 |
| **5,2** | **7,7** | **I alt** | **14,2** | **10,9** |
| | | **Grant Thornton:** | | |
| 0,4 | 0,3 | Revision | 0,3 | 0,4 |
| 0,2 | 0,4 | Andre ydelser end revision | 0,4 | 0,2 |
| **0,6** | **0,7** | **I alt** | **0,7** | **0,6** |

**Revision af dattervirksomheder**

Enkelte mindre udenlandske dattervirksomheder er ikke revideret af moderselskabets revisorer, en af disses udenlandske samarbejdspartnere eller af en internationalt anerkendt revisionsvirksomhed.

## 5. Finansielle poster, netto

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| 37,7 | 32,2 | Renter, likvide beholdninger og værdipapirer mv. | 41,1 | 44,8 |
| 31,7 | 33,2 | Renter, dattervirksomheder | - | - |
| 13,4 | 16,1 | Valutakursgevinster | 157,7 | 84,4 |
| - | 0,8 | Modtaget udbytte | 0,8 | - |
| | | Realiserede og urealiserede kursgevinster: | | |
| 5,8 | 11,2 | - Obligationer | 11,2 | 5,8 |
| 10,9 | 9,7 | - Kapitalandele | 9,7 | 10,9 |
| 134,6 | 144,5 | - Afledte finansielle instrumenter, trading | 144,5 | 134,6 |
| - | 1,1 | - Prioritetsgæld | 1,1 | - |
| **234,1** | **248,8** | **Finansielle indtægter i alt** | **366,1** | **280,5** |
| 3,2 | 20,2 | Renter, bank- og prioritetsgæld mv. | 35,4 | 8,2 |
| 13,5 | 10,8 | Renter, dattervirksomheder | - | - |
| 227,0 | 276,9 | Valutakurstab | 298,8 | 243,7 |
| | | Realiserede og urealiserede kurstab: | | |
| 0,1 | 8,9 | - Obligationer | 8,9 | 0,1 |
| 309,5 | 88,6 | - Kapitalandele | 88,6 | 309,5 |
| 4,1 | 9,9 | - Afledte finansielle instrumenter, trading | 9,9 | 4,1 |
| 0,8 | - | - Prioritetsgæld | - | 0,8 |
| **558,2** | **415,3** | **Finansielle udgifter i alt** | **441,6** | **566,4** |
| **(324,1)** | **(166,5)** | **Finansielle poster, netto** | **(75,5)** | **(285,9)** |

## 6. Skat af årets resultat

| MODERSELSKAB 2002 DKK mio. | 2003 DKK mio. | | KONCERN 2003 DKK mio. | 2002 DKK mio. |
|---|---|---|---|---|
| 577,6 | 712,1 | Aktuel skat | 850,4 | 724,6 |
| (17,5) | 19,0 | Regulering vedrørende tidligere år, aktuel skat | 32,4 | (8,7) |
| 8,4 | (15,1) | Regulering vedrørende tidligere år, udskudt skat | (11,1) | 6,5 |
| (3,9) | (8,0) | Afholdte selskabsskatter mellem sambeskattede dattervirksomheder og moderselskab | - | - |
| 151,9 | 44,9 | Skat i dattervirksomheder | - | - |
| 113,8 | (77,9) | Årets ændring i udskudt skat | (200,5) | 104,8 |
| - | - | Ændring af udskudt skat som følge af ændring af selskabsskattesatser | 2,0 | 0,3 |
| **830,3** | **675,0** | **Årets skat i alt** | **673,2** | **827,5** |
| | | **Årets skat fordeles på:** | | |
| 25,2 | (3,6) | Skat af egenkapitalposteringer | (5,4) | 22,4 |
| 805,1 | 678,6 | Skat af årets resultat | 678,6 | 805,1 |
| **830,3** | **675,0** | **Årets skat i alt** | **673,2** | **827,5** |

**Forklaring af koncernens effektive skattesats i forhold til den danske skattesats:**

KONCERN

| | 2003 DKK mio. | 2003 % | 2002 DKK mio. | 2002 % |
|---|---|---|---|---|
| Resultat før skat | 2.052,7 | | 2.074,5 | |
| **Beregnet skat heraf, 30%** | **615,8** | **30,0%** | **622,3** | **30,0%** |
| **Skatteeffekt af:** | | | | |
| Forskelle i udenlandske dattervirksomheders skattesatser i forhold til den danske på 30% | (7,3) | -0,3% | 6,2 | 0,3% |
| Ikke-fradragsberettigede omkostninger/ikke-skattepligtige indtægter samt andre permanente differencer | 15,1 | 0,7% | 73,9 | 3,6% |
| Ændring af udskudt skat som følge af ændring af selskabsskattesatser | 2,0 | 0,1% | 0,3 | 0,0% |
| Regulering af skat vedrørende tidligere år mv., samlet driftseffekt | 22,7 | 1,1% | (2,2) | -0,1% |
| **Årets effektive skat før markedsværdiregulering af øvrige kapitalandele** | **648,3** | **31,6%** | **700,5** | **33,8%** |
| Ikke-fradragsberettigede tab/ikke-skattepligtige gevinster af aktier og kapitalandele | 30,3 | 1,5% | 104,6 | 5,0% |
| **Årets effektive skat** | **678,6** | **33,1%** | **805,1** | **38,8%** |

Effekten er ikke vist separat for moderselskabet, idet moderselskabets og koncernens skatteomkostninger er identiske.

Skat af egenkapitalposteringer omfatter skatteeffekten af udskudte kursgevinster på hedgingkontrakter og udbetalinger vedrørende options- og aktiekursbaserede ordninger.

## 7. Immaterielle og materielle anlægsaktiver

KONCERN

| | Goodwill DKK mio. | Patent-rettigheder[1] DKK mio. | Produkt-rettigheder DKK mio. | Andre rettigheder DKK mio. | It-projekter[2] DKK mio. | It-projekter under udførelse[3] DKK mio. | **Immaterielle anlægs-aktiver i alt** DKK mio. |
|---|---|---|---|---|---|---|---|
| Anskaffelsesværdier 1.1.2003 | 796,4 | - | 317,1 | 140,7 | - | 173,4 | 1.427,6 |
| Valutakursomregning | - | - | 0,2 | - | - | - | 0,2 |
| Reklassifikation | - | - | - | - | - | - | - |
| Årets tilgang | - | - | 60,7 | 2,6 | 237,1 | 20,2 | 320,6 |
| Årets tilgang opstået i forbindelse med køb af virksomhed | 279,5 | - | - | - | - | - | 279,5 |
| Årets tilgang vedrørende køb af virksomhed | - | 486,8 | - | - | - | - | 486,8 |
| Årets afgang | - | - | - | - | - | (173,4) | (173,4) |
| **Anskaffelsesværdier 31.12.2003** | **1.075,9** | **486,8** | **378,0** | **143,3** | **237,1** | **20,2** | **2.341,3** |
| Afskrivninger 1.1.2003 | 85,0 | - | 102,1 | 71,5 | - | - | 258,6 |
| Valutakursomregning | (0,8) | 1,4 | - | - | - | - | 0,6 |
| Årets afskrivninger | 54,7 | 21,4 | 46,3 | 26,3 | 43,4 | - | 192,1 |
| Afskrivninger på afhændede aktiver | - | - | - | - | - | - | - |
| **Afskrivninger 31.12.2003** | **138,9** | **22,8** | **148,4** | **97,8** | **43,4** | **-** | **451,3** |
| **Bogført værdi 31.12.2003** | **937,0** | **464,0** | **229,6** | **45,5** | **193,7** | **20,2** | **1.890,0** |

MODERSELSKAB

| | Goodwill DKK mio. | Patent-rettigheder[1] DKK mio. | Produkt-rettigheder DKK mio. | Andre rettigheder DKK mio. | It-projekter[2] DKK mio. | It-projekter under udførelse[3] DKK mio. | **Immaterielle anlægs-aktiver i alt** DKK mio. |
|---|---|---|---|---|---|---|---|
| Anskaffelsesværdier 1.1.2003 | 18,4 | - | 255,4 | - | - | 173,4 | 447,2 |
| Årets tilgang | - | 626,5 | 60,6 | - | 237,1 | 20,2 | 944,4 |
| Årets afgang | - | - | - | - | - | (173,4) | (173,4) |
| **Anskaffelsesværdier 31.12.2003** | **18,4** | **626,5** | **316,0** | **-** | **237,1** | **20,2** | **1.218,2** |
| Afskrivninger 1.1.2003 | 10,5 | - | 79,8 | - | - | - | 90,3 |
| Årets afskrivninger | 3,7 | - | 34,1 | - | 43,4 | - | 81,2 |
| Afskrivninger på afhændede aktiver | - | - | - | - | - | - | - |
| **Afskrivninger 31.12.2003** | **14,2** | **-** | **113,9** | **-** | **43,4** | **-** | **171,5** |
| **Bogført værdi 31.12.2003** | **4,2** | **626,5** | **202,1** | **-** | **193,7** | **20,2** | **1.046,7** |

1) De erhvervede patentrettigheder på DKK 486,8 mio. i forbindelse med købet af Synaptic Pharmaceutical Corporation er i årets løb overdraget til H. Lundbeck A/S for DKK 626,5 mio. Den koncerninterne avance på DKK 139,7 mio. opstået ved overdragelsen er elimineret i koncernregnskabet.
2) It-projekter omfatter den del af SAP-implementeringen, der er taget i brug. Beløbet inkluderer aktiverede interne udgifter.
3) It-projekter under udførelse omfatter SAP-delprojekter. Beløbet inkluderer aktiverede interne udgifter.

## 7. Immaterielle og materielle anlægsaktiver – fortsat

KONCERN

| | Grunde og bygninger DKK mio. | Produktions-anlæg og maskiner DKK mio. | Andre anlæg, driftsmateriel og inventar[4] DKK mio. | Forudbetalinger og anlæg under opførelse DKK mio. | Materielle anlægsaktiver i alt DKK mio. | I alt DKK mio. |
|---|---|---|---|---|---|---|
| Anskaffelsesværdier 1.1.2003 | 1.864,1 | 1.309,7 | 817,9 | 387,8 | 4.379,5 | 5.807,1 |
| Valutakursomregning | 0,7 | (2,4) | (6,8) | (2,1) | (10,6) | (10,4) |
| Reklassifikation | 7,4 | 27,5 | 0,5 | (35,4) | - | - |
| Årets tilgang | 268,4 | 77,5 | 220,1 | 669,9 | 1.235,9 | 1.556,5 |
| Årets tilgang opstået i forbindelse med køb af virksomhed | - | - | - | - | - | 279,5 |
| Årets tilgang vedrørende køb af virksomhed | - | 22,4 | 7,7 | - | 30,1 | 516,9 |
| Årets afgang | (88,5) | (2,1) | (34,0) | (304,4) | (429,0) | (602,4) |
| **Anskaffelsesværdier 31.12.2003** | **2.052,1** | **1.432,6** | **1.005,4** | **715,8** | **5.205,9** | **7.547,2** |
| Afskrivninger 1.1.2003 | 403,5 | 458,0 | 393,8 | - | 1.255,3 | 1.513,9 |
| Valutakursomregning | (0,4) | (7,2) | (3,4) | - | (11,0) | (10,4) |
| Årets afskrivninger | 109,3 | 139,1 | 121,0 | - | 369,4 | 561,5 |
| Afskrivninger på afhændede aktiver | (1,7) | (1,8) | (25,0) | - | (28,5) | (28,5) |
| **Afskrivninger 31.12.2003** | **510,7** | **588,1** | **486,4** | **-** | **1.585,2** | **2.036,5** |
| **Bogført værdi 31.12.2003** | **1.541,4** | **844,5** | **519,0** | **715,8** | **3.620,7** | **5.510,7** |

MODERSELSKAB

| | Grunde og bygninger DKK mio. | Produktions-anlæg og maskiner DKK mio. | Andre anlæg, driftsmateriel og inventar[4] DKK mio. | Forudbetalinger og anlæg under opførelse DKK mio. | Materielle anlægsaktiver i alt DKK mio. | I alt DKK mio. |
|---|---|---|---|---|---|---|
| Anskaffelsesværdier 1.1.2003 | 1.654,4 | 540,8 | 610,8 | 370,5 | 3.176,5 | 3.623,7 |
| Årets tilgang | 262,2 | 35,7 | 170,3 | 634,5 | 1.102,7 | 2.047,1 |
| Årets afgang | (87,7) | (1,3) | (17,5) | (295,6) | (402,1) | (575,5) |
| **Anskaffelsesværdier 31.12.2003** | **1.828,9** | **575,2** | **763,6** | **709,4** | **3.877,1** | **5.095,3** |
| Afskrivninger 1.1.2003 | 383,1 | 250,8 | 296,2 | - | 930,1 | 1.020,4 |
| Årets afskrivninger | 101,0 | 49,3 | 85,5 | - | 235,8 | 317,0 |
| Afskrivninger på afhændede aktiver | (1,5) | (1,1) | (11,9) | - | (14,5) | (14,5) |
| **Afskrivninger 31.12.2003** | **482,6** | **299,0** | **369,8** | **-** | **1.151,4** | **1.322,9** |
| **Bogført værdi 31.12.2003** | **1.346,3** | **276,2** | **393,8** | **709,4** | **2.725,7** | **3.772,4** |

4) Inklusive indretning af lejede lokaler.

Ejendomsværdi pr. 1.1.2003 eller senere for danske ejendomme udgjorde DKK 879,6 mio. til kontantværdi (DKK 648,6 mio. i 2002). Den bogførte værdi af pantsatte anlægsaktiver i moderselskabet og koncernen udgjorde DKK 1.067,8 mio (DKK 1.117,2 mio. i 2002).

## 8. Kapitalandele i dattervirksomheder

| | I alt DKK mio. | Anskaffelsesværdi DKK mio. | Akk. opskrivninger DKK mio. | Akk. nedskrivninger DKK mio. |
|---|---|---|---|---|
| Bogført værdi 1.1.2003 | 1.477,4 | 1.532,3 | 359,8 | (414,7) |
| Reklassifikation | - | - | (15,3) | 15,3 |
| Kapitaltilførsel og køb af virksomhed | 1.134,5 | 1.134,5 | - | - |
| Modtaget udbytte fra dattervirksomheder | (116,4) | - | (69,1) | (47,3) |
| Overskud i dattervirksomheder | 185,1 | - | 144,6 | 40,5 |
| Underskud i dattervirksomheder | (140,8) | - | (1,5) | (139,3) |
| Valutakursomregning | (122,2) | - | (14,2) | (108,0) |
| Reguleringer | 0,8 | - | 0,7 | 0,1 |
| **I alt** | **2.418,4** | **2.666,8** | **405,0** | **(653,4)** |

| | |
|---|---|
| Modregnet i kortfristede tilgodehavender i dattervirksomheder | 1,3 |
| Modregnet i langfristede tilgodehavender i dattervirksomheder | 6,9 |
| **I alt** | **2.426,6** |

I den bogførte værdi af kapitalandele i dattervirksomheder indgår goodwill med DKK 932,8 mio. Årets afskrivning på denne goodwill udgjorde DKK 51,0 mio.

## 8. Kapitalandele i dattervirksomheder – fortsat

| | Ejerandel |
|---|---|
| Lundbeck Argentina S.A., Argentina | 100% |
| Lundbeck Australia Pty Ltd., Australien | 100% |
| Lundbeck S.A., Belgien | 100% |
| Lundbeck Americas Ltda, Brasilien | 100% |
| Lundbeck Brasil Ltda., Brasilien | 100% |
| Lundbeck Canada Inc., Canada | 100% |
| Lundbeck Chile Farmacéutica Ltda., Chile | 100% |
| Lifecycle Pharma A/S, Danmark | 60% |
| Lundbeck Export A/S, Danmark | 100% |
| Lundbeck Insurance A/S, Danmark | 100% |
| Lundbeck Pharma A/S, Danmark | 100% |
| Lundbeck Group Limited, England og herunder | 100% |
| - Lundbeck Limited, England | 100% |
| - Lundbeck Pharmaceuticals Limited, England | 100% |
| Lundbeck Eesti A/S, Estland | 100% |
| OY H. Lundbeck AB, Finland | 100% |
| Lundbeck SA, Frankrig | 100% |
| Lundbeck Hellas S.A., Grækenland | 100% |
| Lundbeck B.V., Holland | 100% |
| Lundbeck (Hong Kong) Limited, Hong Kong | 100% |
| Lundbeck India Private Limited, Indien | 100% |
| Lundbeck (Ireland) Limited, Irland | 100% |
| Lundbeck Israel Ltd, Israel | 100% |
| Lundbeck Italia S.p.A, Italien | 100% |
| Lundbeck Pharmaceuticals, Italy S.p.A., Italien | 100% |
| - Archid S.a., Luxemborg | 100% |
| Lundbeck Japan Kabushiki Kaisha, Japan | 100% |
| Lundbeck Korea Co., Ltd., Korea | 100% |
| Lundbeck Pharma d.o.o., Kroatien | 100% |
| SIA Lundbeck Latvia, Letland | 100% |
| UAB Lundbeck Lietuva, Lithauen | 100% |
| Lundbeck México, SA de CV, Mexico | 100% |
| Lundbeck New Zealand Limited, New Zealand | 100% |
| H. Lundbeck AS, Norge og herunder | 100% |
| - CNS Pharma AS, Norge | 100% |
| Lundbeck Pakistan (Private) Limited, Pakistan | 100% |
| Lundbeck Poland Sp.z.o.o., Polen | 100% |
| Lundbeck Portugal - Produtos Farmacêuticos Lda., Portugal | 100% |
| Lundbeck Rus OOO, Rusland | 100% |
| Lundbeck (Schweiz) AG, Schweiz | 100% |
| Lundbeck Pharmaceutical GmbH, Schweiz | 100% |
| Lundbeck Slovensko s.r.o., Slovakiet | 100% |
| Lundbeck Pharma d.o.o., Slovenien | 100% |
| Axofarma Lab, S.A., Spanien | 100% |
| Farmaglia, S.A., Spanien | 100% |
| Lundbeck España S.A., Spanien | 100% |
| H. Lundbeck AB, Sverige og herunder | 100% |
| - CNS Pharma AB, Sverige | 100% |
| Lundbeck South Africa (Pty) Limited, Sydafrika | 100% |
| Lundbeck CZ s.r.o., Tjekkiet | 100% |
| Lundbeck Ìlaç Ticaret Limited Sirketi, Tyrkiet | 100% |
| Lundbeck GmbH, Tyskland | 100% |
| Lundbeck Hungária KFT, Ungarn | 100% |
| Lundbeck, Inc., USA | 100% |
| Synaptic Pharmaceutical Corporation, USA | 100% |
| Lundbeck Arzneimittel Ges.m.b.H., Østrig | 100% |

## 9. Kapitalandele i associerede virksomheder

| | I alt DKK mio. | Anskaffelsesværdi DKK mio. | Akk. op-/nedskrivninger DKK mio. |
|---|---|---|---|
| Bogført værdi 1.1.2003 | 114,2 | 109,8 | 4,4 |
| Underskud i associerede virksomheder | (3,9) | - | (3,9) |
| Valutakursomregning | (11,1) | - | (11,1) |
| **I alt** | **99,2** | **109,8** | **(10,6)** |

I den bogførte værdi af kapitalandele i associerede virksomheder indgår goodwill med DKK 26,4 mio. Årets afskrivning på denne goodwill udgjorde DKK 1,4 mio.

| | Ejerandel |
|---|---|
| CF Pharma Gyógyszergyártó KFT, Ungarn | 47% |

## 10. Andre kapitalandele og andre tilgodehavender

| MODERSELSKAB | | | | KONCERN | |
|---|---|---|---|---|---|
| Tilgodehavender i dattervirksomheder DKK mio. | Andre kapitalandele DKK mio. | Andre tilgodehavender DKK mio. | | Andre kapitalandele DKK mio. | Andre tilgodehavender DKK mio. |
| 1.110,3 | 525,4 | 25,8 | Bogført værdi 1.1.2003 | 527,2 | 36,3 |
| - | 22,9 | 1,2 | Årets tilgang | 24,1 | 17,6 |
| (7,2) | (371,9) | (0,6) | Årets afgang | (372,0) | (2,5) |
| - | (18,6) | - | Årets værdiregulering | (18,6) | - |
| 10,4 | - | - | Regulering af modregning af negative kapitalandele i dattervirksomheder | - | - |
| - | (28,3) | 0,2 | Valutakursregulering | (28,6) | 0,1 |
| **1.113,5** | **129,5** | **26,6** | **Bogført værdi 31.12.2003** | **132,1** | **51,5** |

## 11. Varebeholdninger

| MODERSELSKAB | | | KONCERN | |
|---|---|---|---|---|
| 2002 DKK mio. | 2003 DKK mio. | | 2003 DKK mio. | 2002 DKK mio. |
| **286,0** | **277,1** | **Indirekte produktionsomkostninger** | **516,8** | **387,0** |

I forbindelse med implementering af et nyt SAP productcosting-system er der foretaget reklassificering af eliminering for intern avance mellem moderselskabets kapitalandele i dattervirksomheder og moderselskabets varebeholdning købt fra dattervirksomheder. Der er ligeledes foretaget reklassifikationer mellem koncernens råvarer og hjælpematerialer, varer under fremstilling samt fremstillede færdigvarer og handelsvarer, for så vidt angår varer produceret internt i koncernen. Sammenligningstallene er som følge heraf ændret.

## 12. Selskabskapital

Selskabskapitalen udgør pr. 31.12.2003 DKK 1.168,7 mio., som fordeler sig på 233.741.985 aktier a nominelt DKK 5.

| | 1999<br>DKK mio. | 2000<br>DKK mio. | 2001<br>DKK mio. | 2002<br>DKK mio. | 2003<br>DKK mio. |
|---|---|---|---|---|---|
| Selskabskapital 1.1 | 1.100,0 | 1.165,5 | 1.165,5 | 1.165,5 | 1.168,7 |
| Medarbejderaktieemission | 65,5 | - | - | 3,2 | - |
| **Selskabskapital 31.12** | **1.165,5** | **1.165,5** | **1.165,5** | **1.168,7** | **1.168,7** |

Bestyrelsen foreslår udlodning af udbytte for 2003 på DKK 1,77 pr. aktie svarende til DKK 413,7 mio. inklusive udbytte på egne aktier.

## 13. Minoritetsinteresser

| | 2003<br>DKK mio. | 2002<br>DKK mio. |
|---|---|---|
| Minoritetsinteresser 1.1. | 0,4 | 5,5 |
| Tilgang | 10,1 | 0,5 |
| Afgang | - | (5,7) |
| Andel af årets resultat | (3,1) | 0,1 |
| **Minoritetsinteresser 31.12.** | **7,4** | **0,4** |

## 14. Hensættelse til pensioner og lignende forpligtelser

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| - | - | Nutidsværdi af afdækkede pensionsforpligtelser | 117,6 | 126,6 |
| - | - | Dagsværdi af tilknyttede aktiver | (99,0) | (100,2) |
| - | - | **Afdækkede pensionsforpligtelser, netto** | **18,6** | **26,4** |
| - | - | Nutidsværdi af uafdækkede pensionsforpligtelser | 63,3 | 57,7 |
| - | - | **Hensættelse til pensioner 31.12.** | **81,9** | **84,1** |
| - | - | Øvrige pensionslignende forpligtelser | 21,1 | 19,4 |
| - | - | **Hensættelse til pensioner og lignende forpligtelser 31.12.** | **103,0** | **103,5** |

*Størstedelen af koncernens medarbejdere er dækket af pensionsordninger, der er betalt af koncernens selskaber.* Ordningernes art varierer i henhold til lovkrav, skatteregler og økonomiske forhold i de lande, hvor medarbejderne er ansat. Nedenfor følger en opsummering af de væsentligste ordninger:

**Bidragsbaserede ordninger**

I de bidragsbaserede pensionsordninger er arbejdsgiver forpligtet til at indbetale et bestemt bidrag (f.eks. et fast beløb eller en fast procentdel af lønnen). I en bidragsbaseret ordning vil det sædvanligvis være de ansatte, der bærer risikoen med hensyn til den fremtidige udvikling i rente, inflation mv.

De væsentligste bidragsbaserede pensionsordninger omfatter ansatte i Finland, Sverige, England, Australien, Belgien, Schweiz samt funktionærer og timelønnede i Danmark. Årets omkostning vedrørende de bidragsbaserede ordninger består af indbetalinger til ordningerne, i alt DKK 110,8 mio. i 2003 (DKK 105,9 mio. i 2002).

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| **72,6** | **84,3** | **Udgifter for indeværende regnskabsår** | **110,8** | **105,9** |

**Ydelsesbaserede ordninger**

I ydelsesbaserede pensionsordninger er arbejdsgiver forpligtet til at betale en bestemt ydelse (f.eks. en alderspension som et fast beløb eller en fast procent af slutlønnen). I en ydelsesbaseret ordning er det sædvanligvis virksomheden, der bærer risikoen med hensyn til den fremtidige udvikling i rente, inflation mv.

For ydelsesbaserede ordninger foretages en aktuarmæssig beregning af kapitalværdien af de fremtidige ydelser, som virksomheden skal udbetale i henhold til ordningen. Kapitalværdien beregnes på grundlag af forudsætninger om bl.a. opgørelsesrente, stigning i lønninger og pensioner, investeringsafkast, medarbejderfratrædelser, dødelighed og invaliditet. Kapitalværdien beregnes alene for de ydelser, som de ansatte har optjent ret til gennem deres hidtidige ansættelse i virksomheden. Aktuarmæssige gevinster og tab indregnes i resultatopgørelsen løbende, når de opgøres.

De væsentligste af koncernens ydelsesbaserede pensionsordninger omfatter ansatte i England og Tyskland.

## 14. Hensættelse til pensioner og lignende forpligtelser – fortsat

Den ydelsesbaserede ordning i England er afdækket i en uafhængig pensionsfond. Den pr. 31.12.2003 aktuarmæssigt opgjorte forpligtelse er optaget i koncernens balance med et beløb på DKK 18,6 mio. (DKK 26,4 mio. i 2002). Forpligtelsen fremkommer som nutidsværdien af de fremtidige ydelser på DKK 117,6 mio. (DKK 126,6 mio. i 2002) med fradrag af markedsværdien af pensionsfondens aktiver på DKK 99,0 mio. (DKK 100,2 mio. i 2002). Den aktuarmæssige opgørelse var baseret på en opgørelsesrente på 5,6% p.a., en lønstigning på 3,0% p.a., en pensionsstigning på 2,5% p.a., mens der ses bort fra aldersafhængig medarbejderfratrædelse. I koncernens resultatopgørelse for 2003 indgår ordningen med en indtægt på DKK 5,0 mio. (en udgift på DKK 13,1 mio. i 2002).

Den ydelsesbaserede ordning i Tyskland er ikke afdækket. Den pr. 31.12.2003 aktuarmæssigt opgjorte forpligtelse i henhold til ordningen er optaget i koncernens balance med et beløb på DKK 60,1 mio. (DKK 53,8 mio. i 2002). Den aktuarmæssige opgørelse er baseret på en opgørelsesrente på 5,5% p.a., en lønstigning på 2,5% p.a., en pensionsstigning på 1,5% p.a. og en aldersafhængig medarbejderfratrædelse på 0-10% p.a. I koncernens resultatopgørelse for 2003 indgår ordningen med en udgift på DKK 7,2 mio. (DKK 5,7 mio. i 2002).

Koncernen har herudover ydelsesbaserede pensionsordninger i Holland og Norge, der ligeledes er uafdækkede. Forpligtelsen i henhold til disse ordninger er optaget i koncernens balance pr. 31.12.2003 med et beløb på DKK 3,2 mio. (DKK 3,9 mio. i 2002). I koncernens resultatopgørelse for 2003 indgår ordningerne med en udgift på DKK 2,8 mio. (DKK 0,1 mio. i 2002).

| MODERSELSKAB | | | KONCERN | |
|---|---|---|---|---|
| 2002 | 2003 | | 2003 | 2002 |
| DKK mio. | DKK mio. | | DKK mio. | DKK mio. |
| | | **Forskydning i hensættelse vedrørende ydelsesbaserede ordninger:** | | |
| - | - | Hensættelse 1.1. | 84,1 | 67,0 |
| - | - | Kursregulering | (2,2) | - |
| - | - | Udgiftsført (indregnet ændring i resultatopgørelsen) | 5,0 | 18,9 |
| - | - | Indbetaling | (5,0) | (1,8) |
| - | - | **Hensættelse til pensioner 31.12.** | **81,9** | **84,1** |
| | | **Indregnede omkostninger vedrørende ydelsesbaserede ordninger:** | | |
| - | - | Pensionsomkostninger for året | 8,6 | 6,0 |
| - | - | Renteudgifter på forpligtelserne | 11,1 | 9,5 |
| - | - | Forventet afkast på tilknyttede aktiver | (6,1) | (6,9) |
| - | - | Aktuarmæssige gevinster/tab | (8,6) | 10,3 |
| - | - | **Indregnede omkostninger i alt** | **5,0** | **18,9** |
| - | - | **Realiseret afkast på tilknyttede aktiver** | **3,3** | **(0,7)** |

**Fratrædelsesgodtgørelsesordninger**
Koncernen har hensat DKK 21,1 mio. (DKK 19,4 mio. i 2002) til dækning af fratrædelsesgodtgørelser i Tyskland, Østrig, Italien og Tyrkiet. Udbetaling af fratrædelsesgodtgørelserne er betinget af, at nærmere definerede betingelser er opfyldt. Årets omkostning vedrørende ordningerne udgjorde i alt DKK 3,3 mio. (DKK 5,7 mio. i 2002).

**Øvrige ordninger**
Ud over ovennævnte ordninger er der i koncernens selskaber visse lovmæssige eller aftalemæssige ordninger om ydelser til medarbejderne af social, pensions- eller forsikringslignende karakter. De årlige bidrag hertil er udgiftsført som en del af koncernens samlede personaleomkostninger. Årets omkostninger udgjorde i alt DKK 273,4 mio. (DKK 213,6 mio. i 2002).

## 15. Hensættelse til udskudt skat

KONCERN

Midlertidige afvigelser mellem regnskabs- og skattemæssige værdier:

| | Saldo 1.1.2003 DKK mio. | Regulering af udskudt skat primo DKK mio. | Tilkøb af virksomhed DKK mio. | Valutakurs-omregning DKK mio. | Årets bevægelse DKK mio. | Saldo 31.12.2003 DKK mio. |
|---|---|---|---|---|---|---|
| Immaterielle anlægsaktiver | 169,7 | - | 432,6 | (59,9) | 221,2 | 763,6 |
| Materielle anlægsaktiver | 965,6 | 7,9 | - | 11,8 | (22,6) | 962,7 |
| Varebeholdninger | 194,4 | (51,6) | - | 19,4 | (220,8) | (58,6) |
| Forudbetalinger | (1.017,8) | (32,5) | - | - | (697,5) | (1.747,8) |
| Andet | 0,5 | 33,8 | - | 5,9 | (213,6) | (173,4) |
| Skattemæssige henlæggelser i dattervirksomheder | 82,0 | - | - | - | (9,9) | 72,1 |
| Fremførbare skattemæssige underskud | (64,9) | - | (516,9) | 71,5 | 331,5 | (178,8) |
| **Midlertidige afvigelser i alt** | **329,5** | **(42,4)** | **(84,3)** | **48,7** | **(611,7)** | **(360,2)** |
| **Hensættelser til udskudt skat (udskudt skatteaktiv)** | **86,1** | **(11,1)** | **(34,6)** | **14,3** | **(198,5)** | **(143,8)** |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Udskudte skatteaktiver DKK mio. | Udskudte skattepassiver DKK mio. | Netto DKK mio. | Udskudte skatteaktiver DKK mio. | Udskudte skattepassiver DKK mio. | Netto DKK mio. |
| Immaterielle anlægsaktiver | (60,2) | 278,5 | 218,3 | (0,7) | 51,8 | 51,1 |
| Materielle anlægsaktiver | (16,7) | 305,7 | 289,0 | (15,5) | 299,8 | 284,3 |
| Varebeholdninger | (106,8) | 83,6 | (23,2) | (37,1) | 92,0 | 54,9 |
| Forudbetalinger | (524,3) | - | (524,3) | (305,3) | - | (305,3) |
| Andet | (92,9) | 37,2 | (55,7) | (45,4) | 45,4 | - |
| Udskudt skat vedrørende skattemæssige henlæggelser i dattervirksomheder | - | 20,2 | 20,2 | - | 23,0 | 23,0 |
| Skatteværdi af fremførbare underskud | (68,1) | - | (68,1) | (21,9) | - | (21,9) |
| **(Skatteaktiver)/skattepassiver** | **(869,0)** | **725,2** | **(143,8)** | **(425,9)** | **512,0** | **86,1** |
| Modregning inden for juridiske skatteenheder og jurisdiktioner | 705,9 | (705,9) | - | 346,1 | (346,1) | - |
| **Netto (skatteaktiver)/skattepassiver i alt** | **(163,1)** | **19,3** | **(143,8)** | **(79,8)** | **165,9** | **86,1** |

## 15. Hensættelse til udskudt skat – fortsat

MODERSELSKAB

Midlertidige afvigelser mellem regnskabs- og skattemæssige værdier:

| | Saldo 1.1.2003 DKK mio. | Regulering af udskudt skat primo DKK mio. | Årets bevægelse DKK mio. | Saldo 31.12.2003 DKK mio. |
|---|---|---|---|---|
| Immaterielle anlægsaktiver | 167,9 | - | 651,7 | 819,6 |
| Materielle anlægsaktiver | 772,8 | (2,7) | 17,0 | 787,1 |
| Varebeholdninger | 305,7 | (24,9) | (3,7) | 277,1 |
| Forudbetalinger | (1.017,8) | (32,5) | (697,5) | (1.747,8) |
| Andet | 86,0 | 9,7 | (227,2) | (131,5) |
| **Midlertidige afvigelser i alt** | **314,6** | **(50,4)** | **(259,7)** | **4,5** |
| **Hensættelser til udskudt skat (udskudt skatteaktiv)** | **94,4** | **(15,1)** | **(77,9)** | **1,4** |

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Udskudte skatteaktiver DKK mio. | Udskudte skattepassiver DKK mio. | Netto DKK mio. | Udskudte skatteaktiver DKK mio. | Udskudte skattepassiver DKK mio. | Netto DKK mio. |
| Immaterielle anlægsaktiver | - | 245,9 | 245,9 | - | 50,4 | 50,4 |
| Materielle anlægsaktiver | - | 236,1 | 236,1 | - | 231,8 | 231,8 |
| Varebeholdninger | - | 83,1 | 83,1 | - | 91,7 | 91,7 |
| Forudbetalinger | (524,3) | - | (524,3) | (305,3) | - | (305,3) |
| Andet | (49,5) | 10,1 | (39,4) | - | 25,8 | 25,8 |
| **(Skatteaktiver)/skattepassiver** | **(573,8)** | **575,2** | **1,4** | **(305,3)** | **399,7** | **94,4** |
| Modregning inden for juridiske skatteenheder og jurisdiktioner | 573,8 | (573,8) | - | 305,3 | (305,3) | - |
| **Netto (skatteaktiver)/skattepassiver i alt** | **-** | **1,4** | **1,4** | **-** | **94,4** | **94,4** |

Ovenstående tal viser udskudte skatteaktiver henholdsvis udskudte skattepassiver brutto ved en selskabsskatteprocent på 30 (30% i 2002).

## 16. Andre hensættelser

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| - | - | Hensættelse 1.1. | - | - |
| - | 199,7 | Hensættelse udgiftsført i året | 222,0 | - |
| **-** | **199,7** | **Hensættelse 31.12.** | **222,0** | **-** |

Hensættelsen dækker omkostninger til medarbejderfratrædelser i forbindelse med den reduktion af medarbejderstyrken på ca. 170 mennesker, der blev gennemført i efteråret 2003, samt omkostninger til restrukturering og nedlukning af selskabets regionale salgs- og administrationskontorer. Endelig er der hensat et beløb vedrørende forsvar af selskabets intellektuelle rettigheder.

Der oplyses ikke mere specifikt om hensættelsen, da dette efter selskabets opfattelse vil kunne påvirke udfaldet af verserende retssager.

## 17. Langfristet gæld

| MODERSELSKAB 2002 DKK mio. | MODERSELSKAB 2003 DKK mio. | | KONCERN 2003 DKK mio. | KONCERN 2002 DKK mio. |
|---|---|---|---|---|
| 11,1 | 354,8 | **Prioritetsgæld forfalden efter 5 år** | 354,8 | 14,3 |

## 18. Egne aktier

MODERSELSKAB OG KONCERN

| | Antal aktier a nom. DKK 5 Stk. | Pålydende værdi DKK mio. | Andel af selskabskapital % | Anskaffelses-værdi DKK mio. |
|---|---|---|---|---|
| Beholdning 1.1.2003 | 2.364.436 | 11,8 | 1,01% | 150,9 |
| Årets afgang til anskaffelseskurs | (79.479) | (0,4) | -0,03% | (3,5) |
| **Beholdning 31.12.2003** | **2.284.957** | **11,4** | **0,98%** | **147,4** |

Aktierne er anskaffet til sikring og gennemførelse af aktieoptionsordninger for direktionen og en række nøglemedarbejdere i ind- og udland samt aktiekursbaserede ordninger for medarbejdere i udenlandske dattervirksomheder. Pr. 31.12.2003 udestod 3.145.839 stk. aktieoptioner samt en forpligtelse vedrørende den aktiekursbaserede ordning for medarbejdere i udenlandske dattervirksomheder svarende til 766.835 stk. aktier eksklusive afledte sociale omkostninger.

Kursværdien på hele beholdningen af egne aktier pr. 31.12.2003 udgjorde DKK 225,8 mio. (DKK 440,4 mio. i 2002). Udskudt skat på aktier med en ejertid på under 3 år udgjorde DKK 2,1 mio. Beløbet er ikke hensat.

Salgsværdien for årets afgang af aktier udgjorde DKK 5,2 mio.

Til sikring og gennemførelse af den i 2002 etablerede optionsordning er der indgået en optionsforretning med LFI A/S, der giver selskabet ret til at købe op til 2.500.000 stk. aktier fra LFI A/S. Optionspræmien herfor udgjorde DKK 105,0 mio. Optionen kan udnyttes i perioden 1. september 2003 - 1. april 2004. Udnyttelseskursen er fastsat til 241,38 med tillæg af 10% p.a. beregnet fra 5. marts 2002 til udnyttelsesdagen.

## 19. Kontraktlige forpligtelser

### Leje- og leasingforpligtelser

Lundbeck har påtaget sig forpligtelser for DKK 700,3 mio. (DKK 457,4 mio. i 2002) i form af lejemål samt leasing af driftsmaterial, primært biler.

De fremtidige leje- og leasingbetalinger fordeler sig som følger:

| | 2003 | | | 2002 | | |
|---|---|---|---|---|---|---|
| | Grunde og bygninger DKK mio. | Driftsmateriel DKK mio. | I alt DKK mio. | Grunde og bygninger DKK mio. | Driftsmateriel DKK mio. | I alt DKK mio. |
| Under 1 år | 116,7 | 52,9 | 169,6 | 100,3 | 55,3 | 155,6 |
| Mellem 1 og 5 år | 275,4 | 35,4 | 310,8 | 186,1 | 46,9 | 233,0 |
| Over 5 år | 219,4 | 0,5 | 219,9 | 68,8 | - | 68,8 |
| **I alt** | **611,5** | **88,8** | **700,3** | **355,2** | **102,2** | **457,4** |

Udgiftsførte leje- og leasingydelser udgjorde DKK 177,1 mio. i 2003 (DKK 138,9 mio. i 2002).

**Andre købsforpligtelser**
Moderselskabet har påtaget sig købsforpligtelser vedrørende materielle anlægsaktiver for DKK 44,3 mio. (DKK 269,2 mio. i 2002).

**Forskningssamarbejder**
Koncernen er part i flerårige forskningssamarbejder, der indeholder forskningsmæssige og kontraktlige minimumsforpligtelser i størrelsesordenen DKK 100 mio. Forpligtelsernes samlede størrelse kan blive væsentligt forøget i takt med samarbejdernes positive udvikling.

**Øvrige kontraktlige forpligtelser**
Moderselskabet har forpligtelser til kapitalindskud på DKK 71,9 mio. (DKK 102,3 mio. i 2002) og har indgået diverse serviceaftaler for et beløb på DKK 42,2 mio. (DKK 42,7 mio. i 2002).

## 20. Eventualforpligtelser

### Incitamentsordninger

Koncernen har en forpligtelse vedrørende aktieoptioner tildelt direktionen og en række nøglemedarbejdere samt en aktiekursbaseret ordning til medarbejdere i udenlandske dattervirksomheder på i alt DKK 57,9 mio. pr. 31.12.2003 (DKK 260,3 mio. i 2002). Hertil knytter der sig et skatteaktiv på DKK 14,7 mio., som ikke er aktiveret.

### Valutarisici på forudbetaling fra Forest

Forudbetalingen fra Forest er omregnet til transaktionsdagens valutakurs eller den valutaterminssikrede kurs og optaget i balancen med DKK 1.747,8 mio. Såfremt omregningen var sket til balancedagens valutakurs, ville forudbetalingen udgøre DKK 1.405,0 mio. Koncernen har således en lavere tilbagebetalingsforpligtelse end den forudbetaling, der er optaget i balancen.

### Hensigtserklæringer og bankgarantier

Moderselskabet har udstedt hensigtserklæringer over for dattervirksomheder for et beløb på DKK 106,0 mio. (DKK 134,4 mio. i 2002). Herudover har moderselskabet udstedt generelle hensigtserklæringer over for dattervirksomheder. Endvidere har moderselskabets bankforbindelser udstedt bankgarantier over for tredjepart på DKK 73,4 mio.

### Verserende retssager

Koncernen er involveret i retssager, herunder mod generiske konkurrenter. Det er ledelsens opfattelse, at disse retssager ikke vil have en væsentlig indflydelse på koncernens økonomiske stilling, ud over hvad der er hensat i regnskabet. Usikkerheden om sagernes udfald medfører usikkerhed om hensættelsens endelige størrelse.

### Branchemæssige forpligtelser

Der påhviler koncernen normale branchemæssige returforpligtelser. Ledelsen forventer ikke væsentlige tab herpå.

### Sambeskatning

Moderselskabet hæfter solidarisk med de øvrige sambeskattede selskaber for den samlede selskabsskat under sambeskatningen.

## 21. Finansielle instrumenter

### Valutarisici

Nettoudestående valutaterminsforretninger og -optioner pr. 31.12.2003 for koncernen:

### Hedgingdel:

| | Sikringsværdi iht. "hedge accounting" DKK mio. | Markedsværdi (valutatermins-forretninger) DKK mio. | Kurstab/gevinst indregnet på egenkapitalen DKK mio. | Kurstab/gevinst indregnet i resultat-opgørelsen/balancen DKK mio. | Gennemsnitlige sikringskurser på eksisterende valutatermins-forretninger DKK | Udløbsperiode |
|---|---|---|---|---|---|---|
| USD | 1.777,5 | 1.585,0 | 192,5 | 405,5 | 691,78 | jan - sep 2004 |
| EUR | 174,7 | 175,0 | (0,3) | 0,3 | 745,89 | jan - dec 2004 |
| SEK | 39,1 | 41,0 | (1,9) | 0,1 | 75,26 | jan - dec 2004 |
| CHF | 93,2 | 93,9 | (0,7) | (2,8) | 481,59 | jan - dec 2004 |
| NOK | 51,3 | 48,6 | 2,7 | 1,3 | 91,98 | jan - dec 2004 |
| AUD | 31,1 | 31,7 | (0,6) | 1,5 | 432,03 | jan - dec 2004 |
| CAD | 221,6 | 218,2 | 3,4 | 10,2 | 467,11 | jan - dec 2004 |
| HUF | 27,3 | 27,6 | (0,3) | (0,3) | 2,80 | jan - dec 2004 |
| GBP | 144,8 | 136,8 | 8,0 | (12,1) | 1.102,21 | jan - dec 2004 |
| ZAR | 41,2 | 43,8 | (2,6) | (10,5) | 80,63 | jan - dec 2004 |
| HKD | - | - | - | 0,8 | - | |
| **Terminskontrakter** | **2.601,8** | **2.401,6** | **200,2** | **394,0** | | |

Kursreguleringen mellem de indgåede valutaterminsforretningers kontraktværdi og markedsværdien udgjorde pr. 31.12.2003 DKK 252,0 mio. (DKK 269,9 mio i 2002).

Der var pr. 31.12.2003 ingen valutaoptioner under hedgingdelen.

## 21. Finansielle instrumenter – fortsat

**Tradingdel:**

| | Markedsværdi (valutatermins-forretninger) DKK mio. | Kurstab/gevinst indregnet i resultatopgørelsen DKK mio. | Gennemsnitlige sikringskurser på eksisterende valutatermins-forretninger DKK | Udløbsperiode |
|---|---|---|---|---|
| USD | 957,8 | 142,7 | 667,89 | jan - dec 2004 |
| EUR | 116,2 | (2,7) | 751,35 | jan - okt 2004 |
| SEK | 49,2 | (1,6) | 83,07 | jan - mar 2004 |
| NOK | 8,8 | 1,8 | 98,27 | jan 2004 |
| AUD | 6,2 | (1,3) | 435,70 | feb 2004 |
| CAD | 22,7 | 0,8 | 473,63 | mar 2004 |
| HUF | 2,8 | 1,1 | 2,89 | jan 2004 |
| ZAR | 4,5 | (0,2) | 92,90 | jan 2004 |
| GBP | - | 1,0 | | |
| Valutaoptioner | - | (7,0) | | |
| **Terminskontrakter og valutaoptioner** | **1.168,2** | **134,6** | | |

Kursreguleringen mellem de indgåede valutaterminsforretningers kontraktværdi og markedsværdien udgjorde pr. 31.12.2003 DKK 114,6 mio. (DKK 109,8 mio i 2002).

Der var pr. 31.12.2003 ingen valutaoptioner under tradingdelen.

**Kreditrisici.**
De primære finansielle instrumenter, der fremgår af balancen, er tilgodehavender fra varesalg, værdipapirer og likvide beholdninger. De beløb, som de nævnte balanceposter er opført med, er identiske med den maksimale kreditrisiko. Koncernen har ingen væsentlig koncentration af kreditrisici, men har spredt disse over en lang række kreditværdige samhandelspartnere.

Værdipapirbeholdningen består udelukkende af danske stats- og realkreditobligationer.

Kreditrisikoen for likvide beholdninger og afledte finansielle instrumenter (valutaterminsforretninger og -optioner) begrænses, ved at der kun handles med banker, der har en høj kreditværdighed.

Lundbecks produkter afsættes hovedsageligt til lægemiddeldistributører og hospitaler. Historisk set har der kun været konstateret minimale tab, hvilket også gør sig gældende for 2003.

## 21. Finansielle instrumenter – fortsat

**Renterisici**

Renterisici er opgjort ud fra forfaldstidspunkter. Såfremt revurdering eller rentetilpasning sker før forfald, er renterisikoen opgjort ud fra dette tidspunkt.

| 2003 | Under 1 år DKK mio. | Mellem 1 og 5 år DKK mio. | Over 5 år DKK mio. | I alt DKK mio. | Effektive rentesatser % |
|---|---|---|---|---|---|
| **Aktiver** | | | | | |
| Tilgodehavender* | 2.644,9 | - | - | 2.644,9 | 0 |
| Værdipapirer | 52,1 | 758,2 | - | 810,3 | 0-7 |
| Associerede virksomheder | - | - | 99,2 | 99,2 | 0 |
| Andre kapitalandele | - | 132,1 | - | 132,1 | 0 |
| Likvide beholdninger | 523,6 | - | - | 523,6 | 0-4 |
| **Finansielle aktiver i alt** | **3.220,6** | **890,3** | **99,2** | **4.210,1** | |
| **Passiver** | | | | | |
| Prioritetsgæld | 9,8 | 25,6 | 354,8 | 390,2 | 4-6 |
| Anden gæld | 3.243,2 | - | - | 3.243,2 | 0 |
| Bankgæld | 155,8 | - | - | 155,8 | 2-4 |
| **Finansielle passiver i alt** | **3.408,8** | **25,6** | **354,8** | **3.789,2** | |

| 2002 | Under 1 år DKK mio. | Mellem 1 og 5 år DKK mio. | Over 5 år DKK mio. | I alt DKK mio. | Effektive rentesatser % |
|---|---|---|---|---|---|
| **Aktiver** | | | | | |
| Tilgodehavender* | 2.421,0 | - | - | 2.421,0 | 0 |
| Værdipapirer | 45,3 | 427,9 | - | 473,2 | 4-6 |
| Associerede virksomheder | - | - | 114,2 | 114,2 | 0 |
| Andre kapitalandele | - | 527,2 | - | 527,2 | 0 |
| Likvide beholdninger | 388,2 | - | - | 388,2 | 0-4 |
| **Finansielle aktiver i alt** | **2.854,5** | **955,1** | **114,2** | **3.923,8** | |
| **Passiver** | | | | | |
| Prioritetsgæld | 9,7 | 28,4 | 14,3 | 52,4 | 4-6 |
| Anden gæld | 2.939,1 | - | - | 2.939,1 | 0 |
| Bankgæld | 187,0 | - | - | 187,0 | 3-6 |
| **Finansielle passiver i alt** | **3.135,8** | **28,4** | **14,3** | **3.178,5** | |

*) Inklusive andre tilgodehavender og værdi af skatteaktiver under finansielle anlægsaktiver.

## 22. Nærtstående parter

**Lundbeck definerer nærtstående parter som:**

- Selskabets hovedaktionær, LFI A/S, Vestagervej 17, 2900 Hellerup, som er 100% ejet af Lundbeckfonden, samt Lundbeckfonden
- Selskaber, hvori hovedaktionæren har bestemmende indflydelse samt disses dattervirksomheder, in casu Chr. Hansen Gruppen
- Selskabets direktion og bestyrelse
- Selskaber, hvori selskabets direktion og bestyrelse har en betydelig indflydelse

I 2003 har der været følgende transaktioner mellem de definerede nærtstående parter og Lundbeck:

- Direktionen har modtaget vederlag samt udnyttet aktieoptioner, jf. note 2
- Bestyrelsen har modtaget vederlag, jf. note 2

Herudover har der kun været få transaktioner af uvæsentlig betydning med de nærtstående parter.

## 23. Segmentoplysninger

**Primære segmenter:**
Koncernen beskæftiger sig udelukkende inden for forretningssegmentet "Lægemidler til behandling af sygdomme inden for CNS-området".

**Sekundære segmenter:**
Koncernens omsætning er opdelt i følgende sekundære geografiske segmenter:

| | Omsætning | |
|---|---|---|
| | 2003 | 2002 |
| | DKK mio. | DKK mio. |
| Danmark | 136,4 | 153,6 |
| Øvrige Europa | 4.677,6 | 4.890,2 |
| USA | 3.695,0 | 3.172,3 |
| Øvrige verden | 1.432,0 | 1.271,9 |
| **I alt** | **9.941,0** | **9.488,0** |

Koncernens aktiver og tilgange til immaterielle og materielle anlægsaktiver er opdelt i følgende sekundære geografiske segmenter:

| | Segmentaktiver* | | Årets tilgang, anlægsaktiver** | |
|---|---|---|---|---|
| | 2003 | 2002 | 2003 | 2002 |
| | DKK mio. | DKK mio. | DKK mio. | DKK mio. |
| Danmark | 7.463,4 | 5.871,0 | 958,2 | 856,1 |
| Øvrige Europa | 2.799,5 | 3.004,6 | 109,3 | 170,7 |
| USA | 215,1 | 17,3 | 796,4 | 0,6 |
| Øvrige verden | 414,2 | 296,6 | 11,2 | 26,4 |
| **I alt** | **10.892,2** | **9.189,5** | **1.875,1** | **1.053,8** |

*) Eksklusive udskudte skatteaktiver.

**) Immaterielle og materielle anlægsaktiver.

## 24. Resultat pr. aktie

Årets resultat pr. aktie (EPS) beregnes ud fra det gennemsnitlige antal udestående aktier i året. Der korrigeres ikke for beholdning af egne aktier, idet andelen udgør mindre end 2% af den samlede kapital.

| | 2003<br>DKK mio. | 2002<br>DKK mio. |
|---|---|---|
| Årets resultat (mio. kr.) | 1.377,2 | 1.269,3 |
| Gennemsnitligt antal udestående aktier (i 1.000 aktier) | 233.742 | 233.506 |
| **Resultat pr. aktie (kr.)** | **5,89** | **5,44** |

## 25. Reguleringer

KONCERN

| | 2003<br>DKK mio. | 2002<br>DKK mio. |
|---|---|---|
| Afskrivninger | 565,1 | 405,1 |
| Ændring i pensionsforpligtelse | (2,9) | 21,2 |
| Ændring i andre hensættelser | 222,0 | - |
| **Reguleringer** | **784,2** | **426,3** |

## 26. Ændring i driftskapital

KONCERN

| | 2003<br>DKK mio. | 2002<br>DKK mio. |
|---|---|---|
| Ændring i varebeholdninger | (291,4) | (372,5) |
| Ændring i tilgodehavender | (86,5) | (510,6) |
| Ændring i kortfristet gæld | 288,1 | (47,6) |
| **Ændring i driftskapital** | **(89,8)** | **(930,7)** |

## 27. Køb af virksomheder

KONCERN

| Køb af virksomheder: | 2003<br>DKK mio. | 2002<br>DKK mio. |
|---|---|---|
| Immaterielle anlægsaktiver | 486,8 | - |
| Materielle anlægsaktiver | 30,1 | - |
| Skatteaktiv | 34,8 | - |
| Øvrige tilgodehavender | 5,3 | - |
| Likvide beholdninger | 108,1 | - |
| Ikke-rentebærende gæld | (69,6) | - |
| **Nettoaktiver** | **595,5** | **-** |
| Goodwill ved køb af virksomhed | 279,5 | - |
| Regulering, likvide beholdninger | (108,1) | - |
| **Kontant anskaffelsessum** | **766,9** | **-** |
| **Køb af minoritetsandele i konsoliderede virksomheder:** | | |
| Minoritetsinteressers andel af egenkapital | - | 5,5 |
| Goodwill ved køb af minoritetsandele i konsoliderede virksomheder | - | 6,5 |
| **Kontant anskaffelsessum** | **-** | **12,0** |

## 28. Likvider

KONCERN

| | 2003<br>DKK mio. | 2002<br>DKK mio. |
|---|---|---|
| Værdipapirer med løbetid under 3 mdr. | 52,1 | 45,3 |
| Værdipapirer med løbetid over 3 mdr. | 758,2 | 427,9 |
| **Værdipapirer medtaget som likvider*** | **810,3** | **473,2** |
| Likvide beholdninger | 523,6 | 388,2 |
| **Likvider 31.12.** | **1.333,9** | **861,4** |

*) Værdipapirbeholdningen medtaget som likvider består udelukkende af danske stats- og realkreditobligationer.







# Aktionærinformation

**Børsåret 2003**
H. Lundbeck A/S's aktie, der er noteret på København Fondsbørs, faldt fra kurs 186,25 ultimo 2002 til kurs 98,82 ultimo 2003. Det svarer til et fald på 46,94%. I samme periode steg det toneangivende KFX-indeks med 22,49%, og Fondsbørsens indeks for aktier inden for sundhedsindustrien, CSE35, steg med 0,44%.

Lundbeck-aktien udviklede sig negativt igennem 2003 præget af virksomhedsspecifikke nyheder samt den kraftigt faldende US dollar. Aktien blev handlet til den højeste kurs den 6. januar 2003, hvor den sluttede i 195,11. Årets laveste kurs blev 94,92 noteret den 11. november 2003.

**Omsætning**
Den samlede omsætning af Lundbeck-aktier på Københavns Fondsbørs beløb sig i 2003 til i alt DKK 11,2 mia. Det svarer til en omsætning på i alt 92,1 mio. aktier, hvilket placerer Lundbeck-aktien som den 8. mest handlede aktie på Københavns Fondsbørs i 2003.

Ultimo 2003 var Lundbeck-aktien den 6. største aktie på Københavns Fondsbørs med en markedsværdi på DKK 23,1 mia.

Den 30. december 2003 var Lundbeck-aktiens vægt i KFX-indekset 4,1%, mens vægtningen på samme tidspunkt året forinden var 10,8%.

**Udbytte**
For regnskabsåret 2003 foreslår selskabets bestyrelse, at der udbetales et udbytte på DKK 1,77 pr. aktie. Det svarer til 30% af årets nettoresultat og en stigning på 55% i forhold til 2002.

Værdipapircentralen udbetaler automatisk årets udbytte senest 5 dage efter, at Lundbeck har afholdt generalforsamling.

**Generalforsamling**
Lundbecks ordinære generalforsamling afholdes den 30. marts 2004 kl. 16.00 i Bella Center:

Copenhagen Congress Center
Bella Center A/S
Center Boulevard
DK-2300 København S

Forud for generalforsamlingen afholdes kl. 15.00 aktionærmøde på samme adresse.

**Aktiekapital**
Stykstørrelsen pr. aktie er nominelt DKK 5. Antallet af aktier udgør 233.741.985. Det svarer til en nominel aktiekapital på DKK 1.168.709.925.

Selskabets aktier omfatter kun én aktieklasse, og ingen aktier har særlige rettigheder. Aktierne er omsætningspapirer uden indskrænkninger i omsætteligheden. Selskabets aktier er navnenoterede i aktiebogen.

**Aktionærgruppens sammensætning**
Ved udgangen af 2003 var der 26.113 navnenoterede aktionærer i selskabets aktiebog. Det er en stigning på 44%. Denne gruppe af aktionærer besad cirka 99% af aktiekapitalen.

Udviklingen i aktionærgruppens sammensætning ændrede sig i løbet af 2003, hvor private aktionærers ejerandel blev næsten fordoblet til at udgøre ca. 5%. Denne udvikling skal ses i lyset af, at en meget stor del af de yderligere ca. 8.000 aktionærer, der er kommet til i 2003, er private.

Geografisk har især institutionelle investorer fra USA og Schweiz øget deres andel af aktier i Lundbeck, mens investorer fra Singapore ved udgangen af 2003 besad en mindre del af aktiekapitalen end året før. Af den andel af de navnenoterede aktier, ejet af institutionelle investorer, der hverken tilhører LFI A/S eller H. Lundbeck A/S, er ca. 35% i dag ejet af investorer fra USA.

LFI A/S er den største aktionær i H. Lundbeck A/S. LFI A/S er ejet 100% af Lundbeckfonden. LFI A/S og The Capital Group Companies, Inc. er de eneste aktionærer, der har oplyst at eje mere end 5% af aktiekapitalen. Ultimo 2003 ejede LFI A/S 171.540.000 stk. aktier. Det svarer til 73,4% af aktierne i H. Lundbeck A/S. Den 21. maj 2003 offentliggjorde The Capital Group Companies, Inc., at de ejede 5,05% af selskabets aktiekapital. Ved udgangen af 2003 udgjorde Lundbecks bestyrelse og koncerndirektions samlede beholdning af Lundbeck-aktier 84.958 stk.

**www.lundbeck.com/investor**
For alle interesserede er der en mængde aktuel såvel som historisk information om Lundbecks aktiviteter tilgængelig på www.lundbeck.com/investor. Der er mulighed for at læse og abonnere på fondsbørsmeddelelser, følge analytikeres estimater, samt læse og overføre finansielle rapporter, modeller og markedsdata. Desuden er det muligt at afspille levende lyd og billeder fra generalforsamlingen samt i realtid at aflytte kvartalsvise telekonferencer, hvor Lundbecks ledelse løbende kommenterer den forretningsmæssige udvikling. Lundbeck ønsker at gøre www.lundbeck.com til stedet, hvor relevant information om selskabet gøres tilgængelig for alle – samtidig.

"For regnskabsåret 2003 foreslås et udbytte på DKK 1,77 pr. aktie. Det svarer til 30% af årets nettoresultat og udgør en stigning på 55% i forhold til 2002"

**Aktiekursudvikling og -omsætning i 2003**



Aktieomsætning, Lundbeck
Lundbeck, kursudvikling
KFX, indekseret kursudvikling
KAX, indekseret kursudvikling
CSE35, indekseret kursudvikling
Kurs
Stk. 1.000
400
300
200
100
0
8.000
6.000
4.000
2.000
0
02-jan 01-feb 03-mar 02-apr 02-maj 01-jun 01-jul 31-jul 30-aug 29-sep 29-okt 28-nov 30-dec


**Kontakt til Investor Relations**

Investorer og analytikere, der ønsker kontakt til Investor Relations, kan henvende sig til:




**Steen Juul Jensen**
Vice President
E-mail: sjj@lundbeck.com

**Jacob Tolstrup**
Investor Relations Manager
E-mail: jtl@lundbeck.com

**Teresa Zoe Langgård**
Event Coordinator
E-mail: tzol@lundbeck.com


**Aktienøgletal**

| **Nøgletal, pr. aktie, DKK** | **2002** | **2003** |
|---|---|---|
| Resultat (EPS) | 5,44 | 5,89 |
| Cashflow | 5,54 | 8,13 |
| Indre værdi | 24,90 | 29,58 |
| Udbytte | 1,14 | 1,77 |
| Udbytte i % af nettoresultat | 21,0 | 30,0 |

| **Kursrelaterede data, DKK** | **2002** | **2003** |
|---|---|---|
| Børskurs, ultimo | 186,25 | 98,82 |
| Højeste børskurs | 267,60 | 195,11 |
| Laveste børskurs | 153,29 | 94,92 |
| Gennemsnitskurs | 199,32 | 129,18 |
| Price/Earnings | 34,26 | 16,77 |
| Price/Cashflow | 33,63 | 12,16 |
| Kurs/Indre værdi | 7,48 | 3,34 |
| Børsværdi ultimo, mia. DKK | 43,5 | 23,1 |
| Årsomsætning, mio. aktier | 73,4 | 92,1 |



# Aktionærinformation

## Aktionærgruppens sammensætning



LFI A/S
H. Lundbeck A/S
Institutionelle investorer, danske
Institutionelle investorer, internationale
Private investorer
5%
11%
10%
1%
73%


Kilde: Lundbeck Investor Relations

## Aktionærgruppens sammensætning (ekskl. LFI A/S)



H. Lundbeck A/S
Institutionelle investorer, danske
Institutionelle investorer, internationale
Private investorer
4%
20%
37%
39%


Kilde: Lundbeck Investor Relations

## Geografisk fordeling af institutionelle investorer (ekskl. LFI A/S og H. Lundbeck A/S pr. 31/12 2002)



Danmark
USA
Singapore
Storbritannien
Sverige
Øvrige
7,1%
2,5%
4,3%
4,9%
31,3%
49,9%


Kilde: Thomson Financial og Lundbeck Investor Relations

## Geografisk fordeling af institutionelle investorer (ekskl. LFI A/S og H. Lundbeck A/S pr. 31/12 2003)



Danmark
USA
Schweiz
Storbritannien
Singapore
Øvrige
7,4%
1,9%
3,6%
3,9%
35,1%
48,1%


Kilde: Thomson Financial og Lundbeck Investor Relations

## Udbytte 1999-2003

| | 1999 | 2000 | 2001 | 2002 | 2003 |
|---|---|---|---|---|---|
| Udbytte - total (DKKm) | 130 | 197 | 263 | 264 | 414 |
| Udbytte pr. aktie (DKK)* | 0,56 | 0,86 | 1,14 | 1,14 | 1,77 |
| I procent af årets resultat | 20% | 20% | 20% | 21% | 30% |

*) Baseret på en aktiestørrelse på DKK 5.

**Børsmeddelelser fra H. Lundbeck A/S i 2003**

| Nr. | Dato | Emne |
|---|---|---|
| 119 | 19. december | To nye lægemiddelkandidater i klinisk fase I |
| 118 | 9. december | Ny incitamentsordning i Lundbeck-koncernen |
| 117 | 4. december | Cipralex® godkendt til behandling af socialfobi |
| 116 | 27. november | Lundbecks næstformand Sven Dyrløv Madsen er afgået ved døden |
| 115 | 26. november | Opgørelse over insideres aktiebesiddelser i H. Lundbeck |
| 114 | 14. november | Ole Chrintz ny koncerndirektør |
| 113 | 5. november | Delrapport for perioden 1. januar – 30. september 2003 |
| 112 | 14. oktober | Dato for offentliggørelse af delrapport for perioden 1. januar – 30. september 2003 |
| 111 | 13. oktober | Forlig i engelsk retssag |
| 110 | 10. oktober | Lundbeck og Teva indsender registreringsansøgning i Europa for rasagilin til behandling af Parkinsons sygdom |
| 109 | 23. september | H. Lundbeck A/S og Forest Laboratories, Inc har anlagt sag mod Ivax Pharmceuticals for patentkrænkelse |
| 108 | 22. september | Claus Bræstrup udnævnt til ny koncernchef for H. Lundbeck A/S |
| 107 | 19. september | Nye resultater for Cipralex® |
| 106 | 9. september | Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S |
| 105 | 2. september | Bifeprunox i klinisk fase III |
| 104 | 19. august | Delrapport for perioden 1. januar – 30. juni 2003 |
| 103 | 19. juni | Gaboxadol i klinisk fase III |
| 102 | 2. juni | Lundbeck sælger aktiepost i Cephalon, men fortsætter succesfuldt udviklingssamarbejde |
| 101 | 23. maj | Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S |
| 100 | 6. maj | Delrapport for perioden 1. januar - 31. marts 2002 |
| 99 | 10. april | Cipralex® bedre end Paxil® til behandling af socialfobi |
| 98 | 9. april | Synaptic retter fokus mod CNS-forskning |
| 97 | 8. april | H. Lundbeck A/S afholdt 8. april 2003 ordinær generalforsamling i Bella Center |
| 96 | 3. april | Opgørelse over insideres aktiebesiddelser i H. Lundbeck A/S |
| 95 | 31. marts | Valg af bestyrelsesmedlemmer i H. Lundbeck A/S |
| 94 | 26. marts | Vellykkede resultater i klinisk fase III-forsøg med rasagilin |
| 93 | 21. marts | Indkaldelse til ordinær generalforsamling 2003 for H. Lundbeck A/S |
| 92 | 10. marts | Lundbeck udvider koncerndirektionen |
| 91 | 10. marts | Årsregnskabsmeddelelse for perioden 1. januar-31. december 2002 |
| 90 | 6. marts | Synaptic Pharmaceuticals en del af H. Lundbeck A/S |
| 89 | 11. februar | Synaptic Pharmaceuticals godkender fusionsaftalen med H. Lundbeck A/S |
| 88 | 29. januar | Finanskalender 2003 |
| 87 | 6. januar | Lundbeck og Teva har afsluttet kliniske fase III-forsøg, hvor etilevodopa ikke udviste statistisk signifikant bedre resultat end levodopa |

**Finansiel kalender 2004**

| Tentative datoer | Begivenhed |
|---|---|
| 10. marts 2004 | Årsregnskabsmeddelelse for perioden 1. januar - 31. december 2003 |
| 30. marts 2004 | Generalforsamling |
| 10. maj 2004 | Regnskabsmeddelelse for 1. kvartal 2004 (januar-marts) |
| 17. august 2004 | Regnskabsmeddelelse for 1. halvår 2004 (januar-juni) |
| 9. november 2004 | Regnskabsmeddelelse for 3. kvartal 2004 (juli-september) |



# Aktionærinformation

**Analytikerdækning**

| Mægler | Analytiker | Hjemmeside |
|---|---|---|
| ABG Sundal Collier | Alexander Lindström<br>Peter Östling | www.abgsc.com |
| Alfred Berg / ABN Amro | Tero Weckroth<br>Poul P. Lykkesfeldt | www.abnamro.com |
| Alm. Brand Bank | Michael D. Jørgensen | www.almbrand.dk |
| Arbejdernes Landsbank | Stig Andersen | www.al-bank.dk |
| Carnegie Bank | Annette Lykke | www.carnegie.dk |
| Danske Equities | Martin Parkhøi | www.danskeequities.com |
| Deutsche Bank | Brian White | www.db.com |
| Dresdner Kleinwort Wasserstein | Shawn Manning | www.drkwresearch.com |
| Enskilda Securites | Lars Hevreng<br>Niels Granholm-Leth | www.enskilda.com |
| E*Trade Securities | Michael Leacock | www.etrade.com |
| Goldman Sachs | Laura Balan<br>Vikram Sahu | www.gs.com |
| GP Børsmæglerselskab | Andreas Bernhoft | www.gpb.dk |
| Gudme Raaschou | Hanne Leth Hillman | www.gr.dk |
| Handelsbanken | Astrid Samuelsson<br>Michael Novod | www.handelsbanken.com |
| ING | Max Herrmann | www.ing.com |
| Jyske Bank | Peter B. Andersen | www.jyskebank.com |
| Morgan Stanley | Paul Mann<br>Andrew Baum | www.msdw.com |
| Nordea Securities | Henrik D. Simonsen | www.nordeasecurities.com |
| Oppenheim | Peter A. Düllmann | www.oppenheim.com |
| SG Cowen | Kevin Scotcher<br>Andrew Sinclair | www.sgcowen.com |
| SparNord | Claus Juul | www.sparnord.dk |
| Sydbank | Brian Kirk | www.sydbank.dk |
| UBS Warburg | Andrew Kocen | www.ubswarburg.com |

*For yderligere information se: www.lundbeck.com/investor/share/analystcoverage*



# Lundbeck på verdensplan

## Moderselskab

**Danmark**
H. Lundbeck A/S

## Syntesefabrikker

**Danmark**
H. Lundbeck A/S
**England**
Lundbeck Pharmaceuticals Ltd.
**Italien**
Lundbeck Pharmaceuticals, Italia S.p.A.

## Datterselskaber

### Afrika

**Sydafrika**
Lundbeck South Africa (Pty) Limited

### Nord-, Mellem- og Sydamerika

**Argentina**
Lundbeck Argentina S.A.
**Brasilien**
Lundbeck Brasil Ltda.
Lundbeck Americas Ltda.
**Canada**
Lundbeck Canada Inc.
**Chile**
Lundbeck Chile Farmacéutica Ltda.
**Mexico**
Lundbeck México SA de CV
**USA**
Lundbeck, Inc.
Synaptic Pharmaceutical Corporation

### Asien

**Hongkong**
Lundbeck (Hong Kong) Limited
**Indien**
Lundbeck India Private Limited
**Israel**
Lundbeck Israel Ltd.
**Japan**
Lundbeck Japan Kabushiki Kaisha
**Korea**
Lundbeck Korea Co., Ltd.
**Pakistan**
Lundbeck Pakistan (Private) Limited
**Tyrkiet**
Lundbeck İlaç Ticaret Limited Sirketi

### Europa

**Belgien**
Lundbeck S.A.
**Danmark**
Lundbeck Pharma A/S
Lundbeck Export A/S
**England**
Lundbeck Limited
**Estland**
Lundbeck Eesti A/S
**Finland**
OY H. Lundbeck AB
**Frankrig**
Lundbeck SA
**Grækenland**
Lundbeck Hellas S.A.
**Holland**
Lundbeck B.V.
**Irland**
Lundbeck (Ireland) Limited
**Italien**
Lundbeck Italia S.p.A.
**Kroatien**
Lundbeck Pharma d.o.o.
**Letland**
SIA Lundbeck Latvia
**Litauen**
UAB Lundbeck Lietuva
**Norge**
H. Lundbeck AS
**Polen**
Lundbeck Poland Sp.z.o.o.
**Portugal**
Lundbeck Portugal - Produtos Farmacêuticos Lda
**Rusland**
Lundbeck Russia
**Schweiz**
Lundbeck (Schweiz) AG



**Slovakiet**
Lundbeck Slovensko s.r.o.
**Slovenien**
Lundbeck Pharma d.o.o.
**Spanien**
Lundbeck España S.A.
Axofarma Lab, S.A.
Farmaglia, S.A.
**Sverige**
H. Lundbeck AB
**Tjekkiet**
Lundbeck CZ s.r.o.
**Tyskland**
Lundbeck GmbH
**Ungarn**
Lundbeck Hungária KFT

**Østrig**
Lundbeck Arzneimittel Ges.m.b.H.

## Oceanien

**Australien**
Lundbeck Australia Pty Ltd

## Repræsentationskontorer

Bulgarien
Egypten
Filippinerne
De Forenede Arabiske Emirater
Iran
Island
Kina
Malaysia
Rumænien
Saudi-Arabien
Singapore
Thailand
Ukraine

## Fonde & Institutter

Lundbeck International Neuroscience Foundation

Lundbeck Institute

H. Lundbeck A/S afholder ordinær
generalforsamling den 30. marts 2004
kl. 16.00 i Copenhagen Congress Center,
Bella Center.

Design: Bysted A/S
Foto: Sofie Helsted og Simon Ladefoged
Repro og tryk: Quickly Tryk A/S
Marts 2004

H. Lundbeck A/S
Ottiliavej 9
DK-2500 Valby

Investor Relations &
Corporate Reporting

Tlf: +45 3630 1311
Fax: +45 3630 1940
www.lundbeck.com
information@lundbeck.com
CVR-nr. 56759913